As filed with the Securities and Exchange Commission on September 23, 2003

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

PERVASIVE SOFTWARE INC.

(Exact name of Registrant as specified in its charter)

Delaware	7372	74-2693793
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12365 Riata Trace Parkway, Building B

Austin, Texas 78727

(512) 231-6000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David Sikora

President and Chief Executive Officer

Pervasive Software Inc.

12365 Riata Trace Parkway, Building B

Austin, Texas 78727

(512) 231-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian K. Beard, Esq.	James L. Montgomery, Esq.
Alan Bickerstaff, Esq.	Ariane A. Chan, Esq.
Catherine L. Dawson, Esq.	Gray, Cary Ware & Freidenrich LLP
Wilson Sonsini Goodrich & Rosati, Professional Corporation	1221 S. MoPac Expressway, Suite 400
8911 N. Capital of Texas Highway, Suite 3350	Austin, Texas 78746
Austin, Texas 78759	(512) 457-7000
(512) 338-5400

Approximate date of commencement of proposed sale to the public: Upon consummation of the merger described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $0.001 par value	5,000,000	$6,889,939	$557.40

(1)	Represents the maximum number of shares of common stock, $0.001 par value per share, of Pervasive Software Inc., that may be issued in connection with the merger described herein.
(2)	Estimated solely for purposes of calculating the registration fee required by the Securities Act of 1933, as amended, and computed pursuant to Rule 457(f)(2) under the Securities Act, as the aggregate book value of outstanding Data Junction Corporation capital stock, which aggregate book value is $6,889,939 as of September 16, 2003, the latest practicable date prior to the date of filing of this registration statement. Data Junction is a privately held corporation with no market for its securities.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Pervasive Software may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/ prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated September 23, 2003

JOINT PROXY STATEMENT/PROSPECTUS

Pervasive Software Inc. and Data Junction Corporation have entered into a merger agreement under which Data Junction will merge with and into a newly-formed, wholly-owned subsidiary of Pervasive and the shareholders of Data Junction will become stockholders of Pervasive. The closing of this merger is subject to the approvals of the stockholders of both Pervasive and Data Junction and certain other closing conditions.

In the merger, Pervasive will pay up to an aggregate of up to $22,100,000 in cash and will issue up to 5,000,000 shares of its common stock in exchange for all of the outstanding capital stock of Data Junction. An aggregate of up to $2,762,500 payable and up to 625,000 shares to be issued in the merger will be placed into an escrow fund for a period of 12 months following the close of the merger and that number of shares equal to 5% of the aggregate value of the merger consideration (valued at the closing date) will be placed into an escrow fund for a period of 36 months following the close of the merger. Outstanding options to purchase Data Junction stock will be cancelled.

Upon completion of the merger, each outstanding share of Data Junction’s common stock will be converted into the right to receive approximately $1.250653 and 0.282953 of a share of Pervasive common stock (assuming that the merger consideration is not adjusted pursuant to the merger agreement and that all outstanding options to purchase Data Junction stock will be exercised prior to closing).

Based on this exchange ratio and the capitalization of Pervasive as of September [    ], 2003, the shares of Pervasive common stock expected to be issued in the merger would represent approximately [            ]% of the shares of Pervasive common stock outstanding immediately following the merger.

Pervasive common stock is listed on the Nasdaq National Market under the symbol “PVSW.” On September [    ], 2003, the closing sales price of Pervasive common stock was $[            ] per share.

A special meeting of the stockholders of Pervasive will be held at The Renaissance Hotel-Arboretum, 9721 Arboretum Boulevard, Austin, Texas 78759, on [Date], 2003, at 9:00 a.m., Central time, at which the stockholders of Pervasive will be asked to consider and vote upon a proposal to approve the issuance of Pervasive common stock in connection with the proposed merger. A special meeting of the shareholders of Data Junction will be held at [Location] at [Address], Austin, Texas [Zip] on [Date], 2003, at [Time], Central time, at which the holders of Data Junction common stock will be asked to consider and vote upon a proposal to approve the merger and adopt the merger agreement. Enclosed are notices of the special meeting of Pervasive stockholders and Data Junction shareholders.

This joint proxy statement/prospectus provides you with detailed information about the merger, a description of which begins on page 45. We strongly urge you to read and carefully consider this joint proxy statement/prospectus in its entirety, including the matters referred to under “ Risk Factors” beginning on page 20.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Pervasive common stock to be issued in the merger or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this joint proxy statement/prospectus is September [    ], 2003, and this joint proxy statement/prospectus and the accompanying proxy cards are first being mailed to the stockholders of Pervasive and Data Junction on or about September [    ], 2003.

To our stockholders:

We will hold a special meeting of our stockholders at The Renaissance Hotel-Arboretum, 9721 Arboretum Boulevard, Austin, Texas 78759 on [Date], 2003, at 9:00 a.m., Central time.

At the meeting, you will be asked to consider and vote upon a proposal to approve the issuance of up to 5,000,000 shares of Pervasive common stock in connection with the acquisition of Data Junction Corporation by Pervasive.

After careful consideration, the Pervasive board of directors unanimously approved the proposal referred to above and concluded that it is in the best interests of Pervasive and its stockholders. The board of directors unanimously recommends that you vote in favor of the proposal referred to above.

Enclosed is a notice of special meeting of stockholders and a joint proxy statement/prospectus relating to the merger. This document describes the proposed merger in detail. We encourage you to read it carefully.

We cordially invite you to attend the meeting. However, whether or not you plan to attend the meeting, please complete, sign and date the enclosed proxy and promptly return it to us in the enclosed envelope. If you attend the meeting, you may cancel your proxy and vote in person if you wish. YOUR VOTE IS VERY IMPORTANT.

Sincerely,

David Sikora

President, Chief Executive Officer and Director

Austin, Texas

September     , 2003

PERVASIVE SOFTWARE INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [            ], 2003

To the Stockholders of Pervasive Software Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Pervasive Software Inc., a Delaware corporation, will be held at 9:00 a.m., Central time, on [Date], 2003, at The Renaissance Hotel-Arboretum at 9721 Arboretum Boulevard, Austin, Texas 78759, to consider and vote upon the following proposals:

1.	To approve the issuance of up to 5,000,000 shares of Pervasive common stock in connection with the proposed merger of Data Junction Corporation, a Texas corporation, with and into a newly-formed, wholly-owned subsidiary of Pervasive, Ramal Acquisition Corp., a Delaware corporation, as contemplated by the Merger Agreement, dated as of August 8, 2003, by and among Pervasive, Ramal Acquisition Corp., Data Junction, Michael E. Hoskins, The Hoskins 2003 Charitable Remainder Unitrust with Makeup, Darrell G. Blandford, The Blandford 2003 Charitable Remainder Unitrust with Makeup, Gregory E. Grosh, The Gregory E. Grosh Remainder Unitrust (Gregory E. Grosh Trustee), Ron S. Dougherty, and Computershare Trust Company, Inc. as the escrow agent. In connection with the merger, Pervasive will pay up to $22,100,000 in cash and will issue up to 5,000,000 shares of common stock in exchange for all of the outstanding capital stock of Data Junction, and Ramal Acquisition Corp. will continue as the surviving corporation and a wholly-owned subsidiary of Pervasive.

2.	To transact any other business that properly comes before the special meeting or any adjournments or postponements thereof.

All stockholders are cordially invited to attend the special meeting. Even if you plan to attend the special meeting in person, we request that you complete, date, sign and promptly return the enclosed proxy and thus ensure that your shares will be represented at the special meeting if you are unable to attend. An envelope is enclosed for that purpose. Any stockholder attending the special meeting may withdraw their proxy and vote in person.

The merger and related transactions are more fully described in the joint proxy statement/prospectus and the annexes, including the Merger Agreement, accompanying this notice.

Any action may be taken on any of the foregoing proposals at the special meeting on the date specified above or on any date to which the special meeting may properly be postponed or adjourned. The Pervasive board of directors has fixed the close of business on [Record Date], 2003 as the record date for the determination of stockholders entitled to notice of, and to vote at, the special meeting. Only stockholders of record on the record date are entitled to notice of and to vote at the special meeting or any adjournment or postponement of the meeting.

By Order of the Board of Directors,

John Farr

Corporate Secretary

Austin, Texas

September     , 2003

To our Shareholders:

We will hold a special meeting of our shareholders at [            ], Austin, Texas [zip] on [Date], 2003 at 9:00 a.m., Central time.

At the meeting, you will be asked to consider and vote upon a proposal (i) to approve and adopt the merger agreement with Pervasive Software Inc., and (ii) to approve the merger.

Your board of directors has determined that the terms and conditions of the merger are fair and advisable and in the best interests of the company and you, and unanimously recommends that you approve the merger and adopt the merger agreement.

Enclosed is a notice of special meeting of shareholders and a joint proxy statement/prospectus relating to the merger. This document describes the proposed merger in detail. We encourage you to read it carefully.

Although holders owning approximately 96% of the outstanding common stock of Data Junction, as of August 8, 2003, have entered into voting agreements with Pervasive whereby they have agreed to vote all of their Data Junction common stock for adoption and approval of the merger agreement and approval of the merger, your vote is important regardless of the number of shares you own.

We cordially invite you to the meeting. However, whether or not you plan to attend the meeting, please complete, sign and date the enclosed proxy card and promptly return it to us by facsimile to Darrell G. Blandford at Data Junction to Fax: (512) 459-1309, Telephone: (512) 459-1308 ext. 211, or by returning it in the enclosed envelope. If you attend the meeting, you may cancel your proxy and vote in person if you wish. To approve the merger agreement and the merger, you must vote for the proposal by following the instructions stated on the enclosed proxy card. If you do not vote at all, it will, in effect, count as a vote against the merger.

Sincerely,

Michael Hoskins

President

Austin, Texas

September     , 2003

DATA JUNCTION CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [            ], 2003

To the Shareholders of Data Junction Corporation:

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Data Junction Corporation, a Texas corporation, will be held at 9:00 a.m., Central time, on [Date], 2003 at [            ], Austin, Texas, to consider and vote upon the following proposals:

1.	To approve the merger of Data Junction Corporation, a Texas corporation, with and into a newly-formed, wholly-owned subsidiary of Pervasive Software Inc., Ramal Acquisition Corp., a Delaware corporation, as contemplated by the Merger Agreement, dated as of August 8, 2003, by and among Pervasive, Ramal Acquisition Corp., Data Junction, Michael E. Hoskins, The Hoskins 2003 Charitable Remainder Unitrust with Makeup, Darrell G. Blandford, The Blandford 2003 Charitable Remainder Unitrust with Makeup, Gregory E. Grosh, The Gregory E. Grosh Charitable Remainder Unitrust (Gregory E. Grosh Trustee), Ron S. Dougherty and Computershare Trust Company, Inc., as the escrow agent. In connection with the merger, Pervasive will pay up to $22,100,000 in cash and will issue up to 5,000,000 shares of common stock in exchange for all of the outstanding capital stock of Data Junction, and Ramal Acquisition Corp. will continue as the surviving corporation and a wholly-owned subsidiary of Pervasive.

2.	To transact any other business that properly comes before the special meeting or any adjournments or postponements thereof.

All shareholders are cordially invited to attend the special meeting. Even if you plan to attend the special meeting in person, we request that you complete, date, sign and promptly return the enclosed proxy and thus ensure that your shares will be represented at the special meeting if you are unable to attend. An envelope is enclosed for that purpose. Any shareholder attending the special meeting may withdraw their proxy and vote in person.

The merger and related transactions are more fully described in the joint proxy statement/prospectus and the annexes, including the Merger Agreement, accompanying this notice.

Any action may be taken on any of the foregoing proposals at the special meeting on the date specified above or on any date to which the special meeting may properly be postponed or adjourned. The Data Junction board of directors has fixed the close of business on [Record Date], 2003 as the record date for the determination of shareholders entitled to notice of, and to vote at, the special meeting. Only shareholders of record on the record date are entitled to notice of and to vote at the special meeting or any adjournment or postponement of the meeting.

By Order of the Board of Directors,

Darrell Blandford

Secretary

Austin, Texas

September     , 2003

REFERENCE TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Pervasive Software and Data Junction from documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from Pervasive Software or Data Junction, as the case may be, at the following addresses and telephone numbers:

Pervasive Software Inc. 12365 Riata Trace Parkway, Building B Austin, Texas 78727 (512) 231-6000	Data Junction Corporation 2201 Northland Drive Austin, Texas 78756-1117 (512) 458-6105

If you would like to request documents, please do so by [            ], 2003 in order to receive them before the special meeting.

In addition, see “Where You Can Find More Information” beginning on page 147.

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(Cont’d)

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(Cont’d)

FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains “forward-looking statements” within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You should not unduly rely on these forward-looking statements. This joint proxy statement/prospectus contains forward-looking statements that involve risks, uncertainties and assumptions. Pervasive and Data Junction use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue” and similar expressions to identify such forward-looking statements. These forward-looking statements include, but are not limited to statements regarding:

•	their business and growth strategy and the anticipated benefits of such strategies;

•	their plans for future product development;

•	the expected demand for and benefits of their product offerings;

•	their expectations regarding the competitive conditions in the data management infrastructure software market;

•	their ability to integrate their capabilities and technology and expand their product offerings;

•	the anticipated benefits from the businesses and technologies they have acquired or intend to acquire;

•	their ability to strengthen their competitive position;

•	their anticipated future revenues;

•	their profitability and ability to remain profitable;

•	their expected operating losses;

•	their anticipated costs of net revenues;

•	their anticipated product development expenses;

•	their anticipated sales, marketing, general and administrative expenses;

•	their anticipated amortization and in-process research and development expenses;

•	their anticipated levels of other income and expense;

•	their anticipated income tax provisions;

•	their anticipated capital equipment expenditures; and

•	their anticipated cash needs.

This joint proxy statement/prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of certain markets. Forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors that may cause Pervasive’s, Data Junction’s and the data management infrastructure software industry’s actual results, levels of activity, performance, achievements and prospects to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others, those identified in the section entitled “Risk Factors” on page 20, and elsewhere in this joint proxy statement/prospectus.

These forward-looking statements apply only as of the date of this joint proxy statement/ prospectus. Pervasive and Data Junction undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this joint proxy statement/prospectus might not occur.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What is the merger?

A:	The merger will combine the businesses of Pervasive and Data Junction. Upon completion of the merger, Data Junction will be merged with and into Ramal Acquisition Corp., a wholly-owned subsidiary of Pervasive.

Q:	What will Data Junction shareholders receive in the merger?

A:	If we complete the merger, all shares of Data Junction common stock will be exchanged for a maximum amount of up to $22,100,000 in cash and up to 5,000,000 shares of Pervasive common stock. If you are a holder of Data Junction common stock, you will be entitled to receive approximately $1.250653 in cash and 0.282953 of a share of Pervasive common stock for each share of Data Junction common stock that you own (assuming that the merger consideration is not adjusted pursuant to the merger agreement and that all outstanding options to purchase Data Junction common stock are exercised prior to closing). You will not receive any fractional shares. Instead, the number of shares to which each holder of Data Junction common stock is entitled will be rounded down to the nearest whole number of shares, and cash will be given in lieu of the fractional share. Furthermore, pursuant to the merger agreement, an aggregate of up to $2,762,500 and up to 625,000 shares of Pervasive common stock that are issuable in the merger to holders of Data Junction common stock will be placed in an escrow fund for a period of 12 months following completion of the merger. This escrow fund will be available to reimburse for, among other things, losses arising from a breach by Data Junction of any of its representations and warranties in the merger agreement or any failure by Data Junction to perform its covenants and obligations under the merger agreement. In addition, pursuant to the merger agreement, an additional number of shares equal to 5% of the value (as determined on the closing date) of the merger consideration will be placed in an escrow fund for a period of 36 months following the closing of the merger. This escrow fund will be funded by shares issuable to the principal shareholders of Data Junction and will be available to reimburse for, among other things, losses arising from a breach by Data Junction of certain of its representations and warranties in the merger agreement or any failure by Data Junction to perform certain covenants and obligations under the merger agreement.

The exchange ratio for Data Junction’s common stock set forth above is fixed. As a result, the number of shares of Pervasive common stock that you are entitled to receive in the merger will not change due to fluctuations in the market price of Pervasive common stock. The number of shares of Pervasive common stock that you are entitled to receive in the merger may change however, if the merger consideration is adjusted pursuant to the merger agreement or if less than 100% of Data Junction’s outstanding stock options are exercised prior to the completion of the merger. We encourage you to obtain current quotations of the market price of Pervasive common stock.

Q:	Will Pervasive stockholders receive any shares as a result of the merger?

A:	No. Pervasive stockholders will continue to hold the Pervasive shares they currently own.

Q:	What vote is required by Pervasive stockholders to approve the issuance of Pervasive common stock?

A:	The affirmative vote of the holders of a majority of the Pervasive shares represented at the Pervasive special meeting at which a quorum is present is required to approve the issuance of Pervasive common stock in connection with the merger.

Q:	What vote is required by Data Junction shareholders to approve and adopt the merger agreement and approve the merger?

A:	The affirmative vote of holders of a majority of the outstanding shares of Data Junction common stock is required to approve the merger and adopt the merger agreement. Data Junction shareholders who collectively hold approximately 96% of the outstanding common stock of Data Junction, as of August 8, 2003, have agreed to vote all of their shares in favor of approval of the merger and adoption of the merger agreement.

Q:	Does Pervasive’s board of directors recommend voting in favor of the issuance of Pervasive common stock in connection with the proposed merger?

A:	Yes. After careful consideration, Pervasive’s board of directors unanimously determined that the merger is advisable and is fair to, and in the best interests of, Pervasive and its stockholders. Pervasive’s board of directors unanimously recommends that Pervasive stockholders vote FOR the issuance of Pervasive common stock in connection with the merger.

For a description of the factors considered by the Pervasive board of directors in making its determination, see the section entitled “The Merger—Pervasive’s Reasons for Entering into the Merger” on page 48.

Q: Does Data Junction’s board of directors recommend voting in favor of the merger?

A:	Yes. After careful consideration, Data Junction’s board of directors unanimously determined that the merger is advisable and is fair to, and in the best interests of, Data Junction and its shareholders. Data Junction’s board of directors unanimously recommends that Data Junction shareholders vote FOR approval of the merger and adoption of the merger agreement.

For a description of the factors considered by the Data Junction board of directors in making its determination, see the section entitled “The Merger—Data Junction’s Reasons for Entering into the Merger” on page 49.

Q:	Will I have dissenters’ or appraisal rights?

A:	Under Texas law, Data Junction shareholders who do not vote in favor of the merger may have dissenters’ rights. Such dissenting shareholders may perfect their dissenters’ rights by demanding payment by Data Junction of the fair value of such dissenting shareholder’s shares. As such, those dissenting shareholders who fully comply with Articles 5.11, 5.12, and 5.13 of the Texas Business Corporation Act may have the right to have the fair value of their Data Junction shares appraised. Failure to fully comply with the procedures as set forth in Articles 5.11, 5.12, and 5.13 of the Texas Business Corporation Act will result in the loss of any appraisal rights. See “Appraisal Rights of Dissenting Data Junction Shareholders” on page 70 for a description of those procedures.

Q:	When do you expect to complete the merger?

A:	We are working to complete the merger as quickly as possible. We hope to complete the merger during the fourth calendar quarter of 2003.

For a description of the conditions precedent to completion of the merger, see the section entitled “The Merger Agreement—Conditions to Closing” on page 64.

Q:	Will Data Junction shareholders recognize gain or loss for U.S. federal income tax purposes as result of the merger?

A:	Pervasive and Data Junction each expect the merger to qualify as a reorganization for U.S. federal income tax purposes. If the merger qualifies as a reorganization, Data Junction shareholders will recognize gain, if any, for U.S. federal income tax purposes up to the amount of cash they receive in the merger. Data Junction shareholders are urged to consult with their own tax advisors to determine their particular tax consequences.

For a more complete description of the tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” on page 72.

Q:	What do I need to do now?

A:	We urge you to carefully read and consider the information contained in this joint proxy statement/prospectus, including the annexes, and to consider how the merger will affect you as a shareholder. You also may want to review the documents referenced under the section entitled “Where You Can Find More Information” on page 147. You should then vote as soon as possible in accordance with the procedures provided in this joint proxy statement/prospectus and on the enclosed proxy card.

Q:	How do I vote?

A:	Please complete and sign your proxy card and return it in the enclosed envelope as soon as possible, or follow the instructions on your proxy card to submit your proxy over the Internet, so that your shares may be represented at your special meeting. If you return your proxy card but do not include instructions on how to vote your proxy, Pervasive or Data Junction will vote your shares FOR the proposals being made at your special meeting unless your shares are held in “street name” in a brokerage account. You may also attend your special meeting and vote in person instead of submitting a proxy.

Q:	What happens if I do not vote?

A:	If you are a Data Junction shareholder and you do not submit a proxy card or vote at your special meeting, your proxy will not be counted as present for the purpose of determining the presence of a quorum, but will have the same effect as a vote against approval of the merger and adoption of the merger agreement. If you submit a proxy and affirmatively elect to abstain from voting, your proxy will be counted as present for the purpose of determining the presence of a quorum but will not be voted at the special meeting. As a result, your abstention will have the same effect as a vote against approval of the merger and adoption of the merger agreement.

If you are a Pervasive stockholder and you do not submit a proxy card or vote at your special meeting, your shares will not be counted as present for the purpose of determining a quorum and will have no effect on the outcome of the proposal to approve the issuance of shares of Pervasive common stock in connection with the merger. If you submit a proxy card and affirmatively elect to abstain from voting, your proxy will be counted as present for the purpose of determining the presence of a quorum but will not be voted at the special meeting. As a result, your abstention will have the same effect as a vote against the issuance of Pervasive common stock in connection with the merger.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker cannot vote your shares unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker. If you do not instruct your broker how to vote shares, your shares will have no effect on the outcome of the proposals being made at your special meeting.

For a more complete description of voting shares held in “street name,” see the section entitled “The Special Meeting of Pervasive Stockholders” on page 39.

Q:	Can I change my vote after I have mailed my signed proxy?

A:	Yes. If you want to change your vote, send the corporate secretary of Data Junction or the Chief Financial Officer of Pervasive, as applicable, a later-dated, signed proxy card before your special meeting or attend your special meeting and vote in person. You may also revoke your proxy by sending written notice to the relevant corporate officer before your special meeting. If you have instructed your broker to vote your shares, you must follow your broker’s directions in order to change those instructions.

Q:	Should shareholders send in their stock certificates now?

A:	No. Data Junction shareholders should not send in their stock certificates now. After the merger is completed, Pervasive will arrange for the delivery to Data Junction shareholders written instructions for exchanging their Data Junction stock certificates. Pervasive stockholders should not submit their stock certificates because their shares will not be converted in the merger.

Q:	Whom should I call with questions?

A:	If you have any questions about the merger or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy, you should contact:

Pervasive Software Inc. Stockholders: Pervasive Software Inc. 12365 Riata Trace Parkway, Building B Austin, Texas 78727 (512) 231-6000 Attn: Investor Relations	Data Junction Corporation Shareholders: Data Junction Corporation 2201 Northland Drive Austin, Texas 78756 (512) 459-1308 ext. 211 Attn: Darrell G. Blandford

You may also obtain additional information about Pervasive from documents filed with the Securities and Exchange Commission by following the instructions in the section entitled “Where You Can Find More Information” on page 147.

SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus pertains to the merger of Data Junction with and into a wholly-owned subsidiary of Pervasive, and it is being sent to the holders of Pervasive common stock and the holders of Data Junction common stock. This summary highlights selected information from this joint proxy statement/prospectus and may not contain all the information that is important to you. To better understand the merger, you should read this entire document carefully, including the merger agreement (and the included exhibits thereto), which is attached as Annex A, the opinion of First Albany Corporation, which is attached as Annex B, and the other documents to which we refer.

The Companies

Pervasive Software Inc. Stockholders:

Pervasive Software Inc.

12365 Riata Trace Parkway, Building B

Austin, Texas 78727

(512) 231-6000

http://www.pervasive.com

Pervasive Software is a leading worldwide provider of embedded data management solutions and services to support the development, deployment and management of mission-critical business applications. Pervasive’s high-performance, flexible database, Pervasive.SQL™, is widely installed with more than 5.4 million server seats licensed to date. Pervasive.SQL offers advanced data management technology combined with very low total cost of ownership, resulting in an average 7-to-1 improvement over another competitor’s database, according to a June 2003 Aberdeen Group study. Pervasive’s sophisticated database replication technology, Pervasive DataExchange, offers targeted solutions to data movement and synchronization problems like maintaining an offsite warm backup, driving transactional data into a data portal, and connecting remote databases. With Pervasive.SQL and Pervasive DataExchange, independent software vendors or ISVs can create sophisticated yet low-maintenance business applications that reach far beyond the desktop to easily share information from workstations to the Web. In addition, Pervasive recently extended our product line with our data security product, Pervasive AuditMaster. Pervasive AuditMaster provides a new level of security for business applications by monitoring and reporting all activity occurring in a Pervasive.SQL database, leveraging deep-level capture, report and alert technology to enable monitoring of mission critical data without the high costs of application redevelopment and deployment, training, or on-going maintenance. Pervasive’s software products are designed for integration by ISVs into client/server, Web and mobile applications, sold to small to mid-size enterprises, or SMEs, which typically have environments with little to no information technology infrastructure and require self-tuning, low-administration products. As a result, end-users can concentrate on running their businesses instead of managing the data management solutions underlying their applications, which is particularly critical to this large market. Headquartered in Austin, Texas, Pervasive has offices and subsidiaries in the United States and worldwide. Pervasive’s common stock is traded on the Nasdaq National Market System under the symbol “PVSW.”

Data Junction Corporation Shareholders:

Data Junction Corporation

2201 Northland Drive

Austin, Texas 78756-1117

(512) 458-6105

http://www.datajunction.com

Data Junction Corporation develops and provides one of the most widely deployed data and application integration software solution sets in the world. Founded in the mid-1980s, Data Junction has sold its software solutions to over 25,000 companies and deployed over 100,000 licenses. Because Data Junction’s highly deployable and embeddable software is configurable and has a small footprint, it can be quickly and easily implemented and maintained across a wide range of platforms and environments. In addition, the ease-of-use of Data Junction’s products provides end users the ability to implement and maintain Data Junction’s products without the excessive third party professional services costs generally associated with competing data and application integration software solutions. Consequently, Data Junction’s products maintain a very low, and highly competitive, total cost of ownership for small to mid-size businesses as well as large enterprises, including 75% of the companies in last year’s Fortune 100 which have used one or more of Data Junction’s integration products. Headquartered in Austin, Texas, Data Junction has offices in London, England as well as distribution partners in Europe, Latin America and Asia.

Summary of the Merger

Structure of the Transaction (See page 60)

The transaction contemplated by the merger agreement is the merger of Data Junction with and into a newly-formed, wholly-owned subsidiary of Pervasive, with the newly-formed, wholly-owned subsidiary being the surviving corporation.

Merger Consideration; Fixed Exchange Ratio (See page 60)

In connection with the merger, all outstanding shares of Data Junction common stock will be exchanged for an aggregate of up to $22,100,000 in cash and up to 5,000,000 shares of Pervasive common stock. Under the terms of the merger agreement, the cash portion of the merger consideration will be reduced if, as of the closing, the net tangible equity of Data Junction, as defined in the merger agreement and as reflected in its closing balance sheet, is less than $6,085,786. The reduction in the cash portion of the merger consideration, if any, shall be equal to such difference. Pursuant to the merger agreement, up to $2,762,500 payable in connection with the merger and up to 625,000 of the shares issuable in connection with the merger will be held in an escrow fund for 12 months. In addition, that number of shares issuable to the Data Junction principal shareholders that is equal to 5% of the aggregate value of the merger consideration (valued at the closing date) will be placed into an escrow fund for a period of 36 months following the close of the merger. If you are a holder of Data Junction common stock, you will be entitled to receive approximately $1.250653 in cash and approximately 0.282953 of a share of Pervasive common stock for each share of Data Junction common stock that you own (assuming the merger consideration is not adjusted pursuant to the merger agreement and assuming all outstanding options to purchase Data Junction common stock are exercised prior to closing). You will not receive any fractional shares. Instead, the number of shares will be rounded down to the nearest whole number of shares, and cash will be given in lieu of the fractional share.

The exchange ratio for Data Junction’s common stock set forth above is fixed. As a result, the number of shares of Pervasive common stock that you are entitled to receive in the merger will not change due to fluctuations in the market price of Pervasive common stock. The number of shares of Pervasive common stock that you are entitled to receive in the merger may change however, if the merger consideration is adjusted pursuant to the merger agreement or if less than 100% of Data Junction’s outstanding stock options are exercised prior to the completion of the merger. In addition, neither Pervasive nor Data Junction has the right to terminate the merger agreement or renegotiate the exchange ratio as a result of market price fluctuations. We encourage you to obtain current quotations of the market price of Pervasive common stock.

Record Dates; Stockholder Approvals (See pages 40 and 42)

Pervasive has fixed the close of business on [            ] [            ], 2003, as the record date for the special meeting. Only holders of record of Pervasive’s common stock at the close of business on the record date are entitled to notice of and to vote at the meeting. As of the close of business on [            ] [            ], 2003, there were [            ] shares of Pervasive’s common stock outstanding and entitled to vote. Provided that a majority of Pervasive’s outstanding common stock is represented either in person or by proxy at the Pervasive special meeting of stockholders, the affirmative vote of a majority of the total votes cast at the special meeting is necessary to approve the issuance of Pervasive common stock in the merger.

Data Junction’s board has fixed the close of business on [            ], 2003, as the record date for determination of the Data Junction shareholders entitled to notice of, and to vote at, the special meeting. At the close of business on that date, [            ] shares of Data Junction common stock were outstanding and entitled to vote at the special meeting. Approval of the merger and adoption of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of Data Junction common stock.

Recommendations of the Boards of Directors of Pervasive and Data Junction (See pages 41 and 44)

After careful consideration, the Pervasive board of directors recommends that Pervasive’s stockholders vote in favor of the proposal to approve the issuance of Pervasive common stock pursuant to the terms of the merger agreement.

After careful consideration, the Data Junction board of directors recommends that Data Junction’s shareholders vote in favor of the proposal to approve the merger and adopt the merger agreement.

Pervasive’s Reasons for the Merger (See page 48)

In the course of its deliberations regarding the merger, the Pervasive board of directors reviewed with Pervasive’s management and outside advisors a number of factors, including the following potentially positive factors, among others, in connection with its review and analysis of the merger:

•	the strategic fit between Pervasive and Data Junction;

•	the belief that the combined companies will be able to expand their position in the global market and establish a leadership position in the data management and data integration market;

•	the belief that the complementary business models and customer bases of Data Junction and Pervasive will provide an opportunity to offer a broader range of complementary products to both new and existing customers;

•	the synergies of the combined company, including improved market position through expanded product offerings, and the ability to offer a complete, comprehensive solution;

•	historical information concerning Data Junction’s and Pervasive’s respective businesses, financial performance and condition, operations, technology, management and competitive position;

•	the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to the parties’ respective obligations, are reasonable;

•	the financial analysis and opinion of First Albany dated August 7, 2003 to the Pervasive board of directors to the effect that, as of that date and based on and subject to the matters described in its opinion, the consideration to be paid by Pervasive was fair, from a financial point of view, to Pervasive and to Pervasive’s stockholders;

•	the impact of the merger on Pervasive’s customers and employees; and

•	the results of the due diligence review with respect to Data Junction conducted by Pervasive’s management and its financial and legal advisors.

Data Junction’s Reasons for the Merger (See page 49)

The Data Junction board of directors, in the course of reaching its decision to recommend that the Data Junction shareholders vote in favor of the proposal to approve the merger and adopt the merger agreement, consulted with its senior management and its legal and financial advisors and considered a number of factors, including:

•	the strategic fit between Pervasive and Data Junction;

•	the belief that the combined companies will be able to expand their position in the global market and establish a leadership position in the data management and data integration market;

•	the belief that Pervasive has established credibility as a long-standing, publicly-traded company and as an industry leader;

•	the belief that the complementary business models and customer bases of Data Junction and Pervasive will provide an opportunity to offer a broader range of complementary products to both new and existing customers;

•	the synergies of the combined company, including improved market position through expanded product offerings, and the ability to offer a complete, comprehensive solution;

•	the alternatives available to Data Junction, including potential combinations with third parties, pursuing additional sources of funding or reducing Data Junction’s growth plans, were less attractive than combining with Pervasive;

•	the increased capitalization of the combined company, allowing for increased access to capital markets and potentially reducing the cost of capital;

•	the merger provides Data Junction shareholders with the opportunity to receive cash and Pervasive shares in a tax-free reorganization such that, for federal income tax purposes, Data Junction shareholders will only recognize gain, if any, with respect to the cash they receive in the merger;

•	the liquidity afforded Data Junction shareholders upon exchange of their shares in Data Junction, which are not publicly traded, for shares in Pervasive, which are publicly traded;

•	the merger provides Data Junction shareholders the opportunity to continue to participate in the growth of the business conducted by Pervasive and Data Junction and to benefit from the potential appreciation in the value of Pervasive common shares;

•	historical information concerning Pervasive’s and Data Junction’s respective businesses, financial performance and condition, operations, technology, management and competitive position;

•	current financial market conditions and historical stock market prices, volatility and trading information of Pervasive common stock;

•	the belief that the terms of the merger agreement, including the representations, warranties, covenants and conditions to the parties’ respective obligations, are reasonable in light of the entire transaction;

•	the impact of the merger on Data Junction’s customers and employees;

•	the results of the due diligence investigation of Pervasive conducted by Data Junction’s management, accountants and outside legal counsel;

•	the view of Data Junction’s management as to the financial condition, results of operations and businesses of Pervasive and Data Junction before and after giving effect to the merger based on management due diligence and publicly available financial estimates for Pervasive. Data Junction’s board of directors believed that, in light of, among other things, market and industry conditions and the potential synergy and compatibility between Data Junction and Pervasive, the long-term financial condition, results of operations, prospects and competitive position of the combined company could be better than the long-term financial condition, results of operations, prospects and competitive position of Data Junction on a stand-alone basis.

Opinion of Financial Advisor (See pages 51)

In deciding to approve the merger, the Pervasive board of directors considered the opinion of its financial advisor, First Albany Corporation, as to the fairness, from a financial point of view, of the consideration to be paid by Pervasive in the merger. The full text of the written opinion of First Albany Corporation is attached to this joint proxy statement/prospectus as Annex B. You should read the opinion carefully and completely for a description of the assumptions made, matters considered and the limitations of the review the advisor conducted. The opinion is directed to the Pervasive board of directors. The opinion is not a recommendation as to how to vote on any matter relating to the proposed merger.

Voting Agreements (See page 69)

On or prior to August 8, 2003, the management and certain significant shareholders of Data Junction entered into voting agreements. The holders of approximately 96% of the voting power of Data Junction’s common stock, as of August 8, 2003, entered into a voting agreement under which they agreed to vote in favor of approval of the merger and adoption of the merger agreement.

The form of voting agreement is attached as Exhibits A-1 to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A. We encourage you to read the form of voting agreement carefully.

Data Junction Affiliate Agreements and Lock-Up Agreements (See page 69)

As a condition to Pervasive’s willingness to enter into the merger agreement, certain significant shareholders of Data Junction executed affiliate agreements and lock-up agreements with Pervasive, whereby the shareholders, subject to certain conditions and exceptions, agreed to limit the sale or transfer of shares of Pervasive common stock that the shareholders may receive in connection with the proposed merger. The shareholders have agreed not to sell or otherwise transfer any shares of Pervasive common stock received in connection with the proposed merger for a period of 270 days following the completion of the merger. After the 270-day period following the completion of the merger, the shareholders will no longer be subject to the limitations imposed by the lock-up agreements but may only sell or transfer shares in compliance with the time and volume limitations of Rule 144 of the Securities Act of 1933, as amended, as if such shareholder was an “affiliate” as such term is defined in Rule 144.

The forms of affiliate agreement and lock-up agreement are attached as Exhibit A-2 and Exhibit A-3 to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A. We encourage you to read the forms of affiliate agreement and lock-up agreement carefully.

Interests of Directors and Executive Officers in the Merger (See page 57)

When considering the recommendations of the Pervasive board of directors and the Data Junction board of directors, you should be aware that Pervasive’s and Data Junction’s directors and officers have interests in the merger that are different from, or are in addition to, your interests. As a result of these interests, these directors and officers of Pervasive and Data Junction may be more likely to vote to adopt the merger agreement and approve the issuance of the shares of Pervasive common stock to the Data Junction shareholders pursuant to the merger agreement.

Share Ownership of Management and Certain Principal Stockholders (See pages 111 and 132)

As of August 31, 2003, directors, officers and affiliates of Pervasive as a group beneficially owned 3,145,496 shares of common stock, which represents approximately 17.8% of the total voting power represented by Pervasive’s outstanding common stock as of such date.

As of September 17, 2003, directors, officers and affiliates of Data Junction as a group beneficially owned 14,586,250 shares of common stock, which represents approximately 88% of the total voting power represented by Data Junction’s common stock as of such date.

Conditions to Completion of the Merger (See page 64)

Pervasive and Data Junction’s obligations to complete the merger are subject to the satisfaction or waiver of certain closing conditions. The conditions that must be satisfied or waived before the completion of the merger include the following, subject to exceptions and qualifications:

•	both Pervasive and Data Junction must receive the requisite shareholder approvals of the matters described in the notices of the special meetings;

•	the registration statement, of which this joint proxy statement/prospectus is a part, must have been declared effective by the Securities and Exchange Commission;

•	no court order or other legal restraint or prohibition preventing the consummation of the merger may be in effect or pending;

•	Pervasive and Data Junction must each receive an opinion of their respective tax counsel that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (or, alternatively, if Data Junction’s tax counsel is unable to deliver such an opinion, the delivery of an opinion by Pervasive’s tax counsel shall satisfy this condition).

For further detail regarding the closing conditions to the merger, see the merger agreement attached to this joint proxy statement/prospectus as Annex A and the section entitled “The Merger Agreement—Conditions to Closing” at page 64.

Termination of the Merger Agreement (See page 67)

The merger agreement may be terminated prior to the effectiveness of the merger under the following conditions:

•	by mutual written consent of Pervasive and Data Junction;

•	by Pervasive after giving notice to Data Junction if Data Junction or the Principal Shareholders have breached any representation, warranty, or covenant contained in the merger agreement or if any of such representations, warranties or covenants shall have become untrue (provided that if such inaccuracy is curable then Data Junction or the Principal Shareholders would have ten business days to cure such inaccuracy);

•	by Data Junction after giving notice to Pervasive if Pervasive has breached any representation, warranty, or covenant contained in the merger agreement or if any of such representations, warranties or covenants shall have become untrue (provided that if such inaccuracy is curable then Pervasive would have ten business days to cure such inaccuracy);

•	by Pervasive if the board of directors of Data Junction withdraws or modifies its recommendation to its stockholders to approve the merger or if the stockholders of Pervasive do not approve the merger;

•	By Pervasive if any action is taken, or any statute, rule, regulation or order enacted, promulgated or issued which would prohibit Pervasive’s ownership or operation of all or any portion of the business of Data Junction or which would compel Parent to dispose of or hold separate all or a portion of Data Junction’s business or assets as a result of the merger; and

•	by either Pervasive or Data Junction, if, without fault of the terminating party, the closing of the transactions contemplated by the merger agreement do not occur on or before January 31, 2004 (however, the right to terminate the merger agreement will not be available to any party whose action or failure to act constitutes a breach of the merger agreement and has been the cause of, or resulted in, the failure of the merger to occur on or before such date).

No Other Negotiations Involving Data Junction (See page 64)

While the merger is pending, Data Junction has agreed not to initiate or engage in discussions with any other entity about a sale of Data Junction’s business or assets, a sale of any of Data Junction’s capital stock, or any merger or business combination with the other entity.

Cancellation of Outstanding Options to Purchase Data Junction Stock (See page 61)

Prior to the effective time of the merger, to the extent that vested outstanding options have not been exercised in accordance with the stock option plans of Data Junction, all outstanding options and other rights to acquire shares of Data Junction stock will be canceled without consideration.

Establishment of an Escrow Fund (See page 66)

Pursuant to the terms of the merger agreement, at the effective time of the merger, up to $2,762,500 payable in cash and up to 625,000 shares of Pervasive common stock that are issuable in the merger to holders of Data Junction’s common stock will be placed in an escrow fund. The escrow fund will be held by Computershare Trust Company, Inc. as the escrow agent. These shares will be held in the escrow fund for a period of 12 months following the effective time of the merger and will serve as a source of reimbursement to Pervasive for, among other things: (i) any losses arising from any breach by Data Junction of its representations and warranties in the merger agreement, or (ii) any failure by Data Junction to perform its covenants and obligations under the merger agreement, including (a) any shortfall in Data Junction tangible net equity, as of the closing date, below $6,085,786. This escrow arrangement and the three year escrow arrangement described below are integral parts of the merger agreement.

In addition, pursuant to the terms of the merger agreement and at the effective time of the merger, that number of shares equal to 5% of the aggregate value of the merger consideration (valued at the closing date) will be placed into a separate escrow fund for a period of 36 months following the close of the merger. Only the principal shareholders of Data Junction will contribute shares to this three year escrow fund which will serve as a source of reimbursement to Pervasive for, among other things, any losses arising from any breach by Data Junction of its representations and warranties in the merger agreement related to intellectual property.

The escrow arrangements are contained in Section 9 of the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A. We encourage you to read the provisions of Section 9 of the merger agreement carefully.

Board of Directors of Pervasive Following the Merger (page 64)

Upon completion of the proposed merger, pursuant to the terms of the merger agreement, the Pervasive board of directors will consist of eight members, including the seven current members of the Pervasive board of directors and Michael Hoskins, currently the President and a director of Data Junction.

Appraisal Rights of Dissenting Shareholders (See page 70)

Under Texas law, Data Junction shareholders are entitled to appraisal rights, subject to certain conditions. Appraisal rights entitle dissenting shareholders, under certain conditions, to receive a valuation of their shares and a payment of that value in cash in lieu of receiving shares of Pervasive common stock pursuant to the merger agreement. Failure to comply with the procedures required by law for perfecting appraisal rights may lead to the loss of those rights, in which case the dissenting shareholder will be treated in the same manner as other non-dissenting shareholders. As such, Articles 5.11, 5.12 and 5.13 of the Texas Business Corporation Act, attached hereto as Appendix C, should be reviewed carefully by any Data Junction shareholder who wishes to exercise dissenters’ appraisal rights or who wishes to preserve the right to do so. In view of the complexity of law relating to appraisal rights, Data Junction shareholders who are considering objecting to the merger should consult their own legal advisors.

Pursuant to the terms of the merger agreement, Pervasive will be released from its obligation to effect the merger if the shares of Data Junction common stock held by shareholders who have exercised and perfected appraisal rights in accordance with Texas law exceeds 5% of the outstanding shares of Data Junction common stock.

Material U.S. Federal Income Tax Consequences of the Merger (See page 72)

Each of Pervasive and Data Junction expect the merger to qualify as a reorganization for U.S. federal income tax purposes. Consummation of the merger is conditioned upon the receipt of opinions from Pervasive’s and Data Junction’s respective tax counsels that the merger will qualify as a “reorganization” under section 368(a) of the Internal Revenue Code of 1986, as amended (or, alternatively, if Data Junction’s tax counsel is unable to deliver an opinion, the delivery of an opinion by Pervasive’s tax counsel shall satisfy this condition). Assuming the merger qualifies as a reorganization for federal income tax purposes, Data Junction shareholders will only recognize gain, if any, up to the amount of cash they receive in the merger. In addition, Data Junction shareholders will recognize gain or loss, as the case may be, to the extent they receive cash in lieu of the receipt of a fractional share of Pervasive common stock.

Data Junction shareholders are urged to consult their own tax advisors with respect to the tax consequences of the merger and any special circumstances that may affect the tax treatment of the cash or shares of Pervasive common stock that they receive pursuant to the merger.

Regulatory Approvals Required to Complete the Merger (See page 58)

We are not aware of the need to obtain any regulatory approvals in order to consummate the merger other than the following:

•	effectiveness of the registration statement of which this joint proxy statement/prospectus is a part;

•	approval to list the shares of Pervasive common stock to be issued in connection with the proposed merger on the Nasdaq National Market; and

•	filings under applicable state securities laws.

We intend to try to obtain these approvals and any additional regulatory approvals that may be required. However, we cannot assure you that we will be able to obtain any approvals.

Accounting Treatment of the Merger (See page 58)

Pervasive intends to account for the merger as a “purchase” of Data Junction by Pervasive under the purchase method of accounting in accordance with the generally accepted accounting principles of the United States of America.

Summary Unaudited Pro Forma Combined Financial Information

(in thousands, except per share amounts)

The following tables provide summary unaudited pro forma combined financial information of Pervasive.

The following unaudited pro forma combined statement of operations data for the year ended June 30, 2003 combine the results of operations of Pervasive and Data Junction for the year ended June 30, 2003 and assumes that the merger occurred on July 1, 2002.

The following unaudited pro forma combined balance sheet data as of June 30, 2003 combine the balance sheets of Pervasive and Data Junction and assumes that the merger occurred on June 30, 2003.

This information is provided for illustrative purposes only and is not necessarily indicative of what the results of operations or financial position of Pervasive would have been if the acquisition of Data Junction actually occurred on the dates assumed. In addition, this information is not necessarily indicative of what Pervasive’s future consolidated operating results or consolidated financial position will be.

The unaudited pro forma combined financial data for Pervasive and Data Junction is derived from, and should be read in conjunction with, the unaudited pro forma combined condensed financial statements and notes thereto, which are included elsewhere in this joint proxy statement/prospectus.

Year Ended June 30, 2003
(in thousands)
Pro Forma Combined Statement of Operations Data:
Revenues	$53,164
Cost and expenses:
Cost of revenues and technical support, including $1,209 in amortization of purchased technology	8,203
Sales and marketing	19,592
Research and development	10,122
General and administrative	6,978
Transfer of life insurance policies	1,159

Total costs and expenses	46,054

Operating income from continuing operations	7,110
Interest and other income, net	234
Income tax provision	(600)

Income from continuing operations	$6,744

June 30, 2003
(in thousands)
Pro Forma Combined Balance Sheet Data:
Cash and cash equivalents	$10,702
Marketable securities	14,352
Working capital	19,455
Total assets	83,639
Long-term liabilities, net of current portion	—
Total stockholders’ equity	69,256

Comparative Per Share Data

The following table sets forth certain historical per share data of Pervasive and Data Junction and combined per share data on an unaudited pro forma basis after giving effect to the merger of a wholly-owned subsidiary of Pervasive and assuming that 5 million shares of Pervasive common stock are issued in exchange for each outstanding share of Data Junction common stock.

The historical book value per share is computed by dividing stockholders’ equity as of June 30, 2003 by the actual common stock outstanding at that date, 16,765,802 shares. The pro forma income per share from continuing operations is computed by dividing the pro forma income from continuing operations by the pro forma weighted average number of shares outstanding, 21,663,271 shares for basic and 22,916,905 shares for diluted, assuming Pervasive had merged with Data Junction on July 1, 2002. The pro forma combined book value per share is computed by dividing total pro forma stockholders’ equity by the pro forma number of common shares outstanding at June 30, 2003, 21,765,802 shares, assuming the merger had occurred on that date. The equivalent pro forma combined consolidated basic and diluted income per Data Junction share amounts and the equivalent pro forma combined consolidated book value per Data Junction share amount are calculated by multiplying the respective pro forma combined consolidated Pervasive per share amounts by an assumed exchange ratio of .282953 shares of Pervasive common stock for each share of Data Junction common stock.

The following information should be read in conjunction with the selected historical financial information, the pro forma unaudited combined condensed financial information and the separate historical consolidated financial statements of Pervasive and notes thereto and historical consolidated financial statements of Data Junction and notes thereto, included elsewhere in this joint proxy statement/prospectus. Dividend information has been omitted from the following information because neither Pervasive nor Data Junction has ever declared a dividend. The pro forma unaudited combined condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved had the merger of Pervasive and Data Junction been consummated on the dates presented, nor is it necessarily indicative of the future operating results or financial position of the combined company.

Year Ended June 30, 2003
Historical—Pervasive:
Basic income per share from continuing operations	$0.40
Diluted income per share from continuing operations	$0.37
Book value per share at the end of the period	$2.40

Year Ended June 30, 2003
Pervasive and Data Junction Pro Forma Combined Consolidated:
Basic pro forma combined income per Pervasive share from continuing operations (1)	$0.31
Diluted pro forma income per Pervasive share from continuing operations (1)	$0.29
Pro forma book value per Pervasive share at the end of the period	$3.18

(1)	The diluted earnings per share for Pervasive and for the total pro forma combined operations are $0.37 and $0.29, respectively, in the accompanying unaudited pro forma combined condensed statement of operations. The diluted earnings per share for the total pro forma combined operations include the expense associated with Data Junction’s transfer of life insurance policies of $1.2 million, or $0.03 per share impact, net of tax. Also included is the effect of amortization of software technology acquired in the merger of $1.2 million, or $0.05 earnings per share impact, net of tax.

Year Ended June 30, 2003
Equivalent Pro Forma Combined Consolidated Per Data Junction Common Share:
Equivalent pro forma combined consolidated basic income per Data Junction share	$0.09
Equivalent pro forma combined consolidated diluted income per Data Junction share	$0.08
Equivalent pro forma combined consolidated book value per Data Junction share	$0.90

Market Price Information

The common stock of Pervasive is listed on the Nasdaq National Market under the symbol “PVSW.” The following table sets forth the high and low closing sales prices for one share of Pervasive common stock for the periods indicated:

	High	Low
Fiscal Year 2004
First Quarter, through September 22, 2003	$8.23	$5.38
Fiscal Year 2003:
Fourth Quarter, ended June 30, 2003	$5.77	$4.39
Third Quarter, ended March 31, 2003	$4.69	$3.97
Second Quarter, ended December 31, 2002	$4.45	$2.30
First Quarter, ended September 30, 2002	$4.10	$2.86
Fiscal Year 2002:
Fourth Quarter, ended June 30, 2002	$4.52	$3.11
Third Quarter, ended March 31, 2002	$5.12	$2.90
Second Quarter, ended December 31, 2001	$3.30	$1.30
First Quarter, ended September 30, 2001	$2.07	$1.22

According to the records of the transfer agent for Pervasive, there were approximately [            ] stockholders of record of Pervasive common stock as of September [_], 2003.

There is no established trading market for Data Junction common stock. Data Junction had 16 shareholders of record as of September 17, 2003.

Recent Share Price Data

On August 8, 2003, the last completed trading day prior to the announcement of the merger agreement, the closing sales price of Pervasive common stock on the Nasdaq National Market was $5.91 per share. The table below sets forth the implied equivalent value of one share Data Junction, based on the indicated exchange ratio:

Data Junction Stock	Exchange Ratio	Per Share Equivalent Value
Common Stock	0.282953	$ 2.922905*

*	Includes $1.250653 per share to be received in cash.

On                                     , 2003, the closing sales price of Pervasive common stock on the Nasdaq National Market was $[            ] per share. The table below sets forth the implied equivalent value of one share Data Junction, based on the indicated exchange ratio:

Data Junction Stock	Exchange Ratio	Per Share Equivalent Value
Common Stock	0.282953	$	[ ]*

*	Includes $1.250653 per share to be received in cash.

As the tables above indicate, fluctuations in the market price of Pervasive common stock affect the value of the Data Junction shares for which they are exchanged. For example, the table illustrates that, between August 8, 2003 and                      [            ], 2003, the value of a share of Data Junction, had it been exchanged for Pervasive common stock at the exchange ratio, would have fluctuated between $2.922905 and $            .

The foregoing tables show only historical comparisons. These comparisons may not provide meaningful information to you in determining whether to vote in favor of approval of the proposals to be considered at the special meetings. Because the exchange ratio is fixed, the exchange ratio will not be adjusted to compensate Data Junction shareholders for decreases in the market price of Pervasive common stock that could occur before the merger becomes effective. In the event the market price of Pervasive common stock decreases or increases prior to the consummation of the merger, the value of the Pervasive common stock to be received in the merger in exchange for Data Junction common stock would correspondingly decrease or increase. Data Junction shareholders are urged to obtain current market quotations for Pervasive common stock and to review carefully the other information contained in this joint proxy statement/prospectus. No assurance can be given as to the market prices of Pervasive common stock at any time before the consummation of the merger or at any time after consummation of the merger.

Dividend Policy

Pervasive has never declared or paid cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future. Pervasive presently expects that it will retain all future earnings, if any, for use in its operations and the expansion of its business.

To date, Data Junction has not declared or paid cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future. Data Junction presently anticipates that it will retain all future earnings, if any, for use in its operations and the expansion of its business.

RISK FACTORS

Pervasive and Data Junction will operate as a combined company in a market environment that is difficult to predict and that involves significant risks and uncertainties, many of which will be beyond its control. In addition to the other information contained in this joint proxy statement/prospectus, you should carefully consider the risks described below before deciding how to vote your shares. Additional risks and uncertainties not presently known to Pervasive and Data Junction, or that are not currently believed to be important to you, if they materialize, also may adversely affect the merger and Pervasive and Data Junction as a combined company.

Risks Related to the Merger

The combined company must succeed in the data management infrastructure software market as well as the data integration software market if it is to realize the expected benefits of the merger.

The combined company’s long-term strategic plan depends upon the successful development and introduction of products and solutions that address the needs of the data management infrastructure software market as well as the data integration software market. In order for the combined company to succeed in these markets, it must align strategies and objectives and focus a significant portion of its resources towards serving this market.

The challenges involved in this integration include the following:

•	coordinating software development operations in a rapid and efficient manner to ensure timely release of products to market;

•	combining product offerings and product lines quickly and effectively;

•	successfully managing difficulties associated with transitioning current customers to new product lines;

•	demonstrating to our customers that the merger will not result in adverse changes in customer service standards or business focus;

•	retaining key alliances; and

•	persuading our employees that Pervasive’s and Data Junction’s business cultures are compatible.

In addition, the combined company’s success in this new market will depend on several factors, many of which are outside the combined company’s control including:

•	continued growth of the data management infrastructure software market;

•	continued growth of the data integration software market;

•	deployment of the combined company’s products by enterprises; and

•	emergence of substitute technologies and products.

The failure of the combined company to succeed in this market would significantly harm its business and prevent it from realizing the anticipated benefits of the merger.

Pervasive and Data Junction must overcome significant challenges in integrating their businesses operations and product offerings in order for Pervasive to realize the benefits of the acquisition of Data Junction.

The merger will not achieve its anticipated benefits unless Pervasive successfully combines its operations with those of Data Junction and integrates the two companies’ business operations and products in a timely manner. Integrating Pervasive and Data Junction will be a complex, time-consuming and expensive process and may result in revenue disruption and operational difficulties if not completed in a timely and efficient manner. Prior to the merger, Pervasive and Data Junction operated independently, each with its own business, business culture, markets, clients, employees and systems. Following the merger, the combined company must operate as a combined organization utilizing common (1) information communication systems, (2) operating procedures, (3) financial controls and (4) human resource practices, including benefits, training and professional development programs. There may be substantial difficulties, costs and delays involved in integrating Pervasive and Data Junction. These difficulties, costs and delays may include:

•	the potential disruption of the combined company’s ongoing business and diversion of management resources;

•	the possibility that the business cultures of Pervasive and Data Junction will not be compatible;

•	the difficulty of incorporating acquired technology and rights into the combined company’s products and services;

•	unanticipated expenses related to integration of Pervasive and Data Junction operations;

•	the impairment of relationships with employees and customers as a result of any integration of new personnel;

•	potential unknown liabilities associated with the acquired business and technology of Data Junction;

•	costs and delays in implementing common systems and procedures, including financial accounting systems and customer information systems; and

•	potential inability to retain, integrate and motivate key management, marketing, technical sales and customer support personnel.

The combined company may not succeed in addressing these risks or any other problems encountered in connection with the merger. If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to Pervasive stockholders resulting from the issuance of shares in connection with the merger, Pervasive financial results could be harmed.

Delays in the integration of Data Junction and its technology could result in the loss of the benefits of the merger.

Pervasive and Data Junction operate in a highly competitive environment, characterized by rapid technological change and evolution of standards and frequent new product introductions. In order to obtain the full potential benefits of the merger, Pervasive and Data Junction must promptly integrate Data Junction’s business operations and technology with Pervasive’s business operations, technology and product offerings. Pervasive and Data Junction cannot assure you that they will be able to integrate their technology offerings and operations quickly and smoothly. Pervasive may be required to spend additional time or money on integration, which would otherwise be spent on developing its business or other matters. If Pervasive and Data Junction do not integrate their operations and technology smoothly or if management spends too much time on integration issues, it could harm the combined company’s business, financial condition and results of operations and diminish the benefits of the merger as well as harm Pervasive’s data management infrastructure software business.

Customer uncertainty related to the merger could harm the combined company.

Pervasive’s or Data Junction’s customers may, in response to the announcement of the merger, delay or defer purchasing decisions. Any delay or deferral in purchasing decisions by Pervasive’s or Data Junction’s customers could adversely affect the business of the combined company.

Data Junction shareholders will receive a fixed number of shares of Pervasive common stock, regardless of the market price of Pervasive common stock. Declines in the market price of Pervasive common stock will reduce the value received by Data Junction shareholders in the merger. Increases in the market price of Pervasive common stock will increase the value paid by Pervasive in consideration of the merger.

Under the terms of the Merger Agreement, the ratio of each share of Data Junction common stock to be exchanged for Pervasive common stock has been fixed, and there is no mechanism to adjust the exchange ratio of Data Junction’s common stock based on changes in the market price for Pervasive common stock. As a result, there will be no adjustment for changes in the market price of Pervasive common stock. Furthermore, Data Junction is not permitted to withdraw from the merger solely because of changes in the market price of Pervasive common stock. As a result of the fixed exchange ratio, the specific dollar value of Pervasive common stock received by Data Junction shareholders upon completion of the merger will depend on the market value of Pervasive common stock at the time of completion of the merger. A decline in the market price for Pervasive common stock will result in a decline in the value received by Data Junction shareholders. An increase in the market price for Pervasive common stock will result in an increase in the value paid by Pervasive in consideration of the merger.

The price of Pervasive common stock has been volatile in the past and will likely continue to fluctuate in the future. See the section entitled “Risk Factors—Risks Related to Pervasive and the Combined Company—Our stock price may be volatile and could drop significantly, resulting in the partial or total loss of a stockholder’s investment.” Information regarding the market price of Pervasive common stock, including its historical trading range and a trading price on a recent date is set forth under the section entitled “Market Price Information,” as well as information regarding fluctuations in the value to be received by Data Junction shareholders as a result of the merger.

The merger may result in loss of Data Junction employees.

Despite Pervasive’s efforts to retain Data Junction’s quality employees, Pervasive might lose some of Data Junction’s key employees following the merger. Competition for qualified technical, engineering and management employees in the software industry is intense. Competitors and other companies may recruit employees prior to the merger and during the integration process following the closing of the merger, which has become a common practice in high technology mergers. In addition, any real or perceived differences in the policies, compensation levels and culture between Data Junction and Pervasive may cause Data Junction employees to leave. As a result, employees of Data Junction or the combined company could leave with little or no prior notice, which could cause delays and disruptions in the efforts to integrate the two companies and result in expenses associated with finding replacement employees. Pervasive and Data Junction cannot assure you that the combined company will be able to attract, retain and integrate employees following the merger.

The market price of Pervasive common stock may decline as a result of the merger.

The market price of Pervasive common stock could decline as a result of the merger, based on the occurrence of a number of events, including:

•	the failure to successfully integrate Data Junction into Pervasive;

•	delays or failure in the integration of Data Junction and Pervasive technology;

•	the belief that Pervasive has not realized the perceived benefits of the acquisition of Data Junction in a timely manner or at all; and

•	the potential negative effect of the merger on Pervasive’s operating results, including the impact of amortization of intangible assets, other than goodwill, created by the merger.

Pervasive and Data Junction expect to incur significant costs associated with the merger.

Pervasive estimates that it will incur direct transaction costs of approximately $1,000,000 associated with the merger, which will be included as a part of the total purchase cost for accounting purposes. In addition, Data Junction estimates that it will incur direct transaction costs of approximately $900,000. Pervasive and Data Junction believe the combined entity may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating the two companies. Pervasive expects to incur an in-process research and development charge in the quarter in which the merger is completed and also expects ongoing charges for amortization of intangibles, consisting primarily of purchased technology, acquired in the merger. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger.

Failure to complete the merger could harm Pervasive’s and Data Junction’s business and could cause a decline in Pervasive’s stock price.

Failure to complete the merger could harm the businesses of Pervasive and Data Junction in a number of ways. The transaction costs, including accounting, legal and certain financial advisory fees, must still be paid, without any offsetting benefits from the merger. Customers and strategic partners may delay or defer decisions concerning either company until the merger is completed or abandoned. In the event Data Junction elects to seek another merger or business combination, it may not be able to find another party willing to pay an equal or greater price than the price to be paid in the merger. During the time while the merger agreement is in effect, Data Junction is prohibited from soliciting, initiating or encouraging or entering into certain transactions, such as a merger, sale of assets or other business combination with a party other than Pervasive. This uncertainty could cause Data Junction employees to leave Data Junction. In addition, if the merger is not completed, the market price of Pervasive common stock could decline, to the extent that the market price of Pervasive common stock reflects a market belief that the merger will be completed and its potential benefits realized.

Data Junction officers and directors have conflicts of interest that may influence them to support or approve the merger.

Some of the directors and officers of Data Junction have interests in the merger that are different from, or in addition to, your interests, including the following:

•	Michael Hoskins, the President of Data Junction, will serve as an executive officer and a director of Pervasive following the merger;

•	Gregory Grosh and Darrell Blandford, Data Junction’s Vice President of Strategy and Marketing and Executive Vice President, respectively, have been given offers to become officers of Pervasive following the merger; and

•	The unvested portion of outstanding stock options issued pursuant to Data Junction’s current stock option plan will accelerate by one year upon the closing of the merger. Michael Hoskins, Gregory Grosh and Darrell Blandford will benefit from such acceleration on the outstanding stock options that are unvested that each holds.

For the above reasons, the directors and officers of Data Junction could be more likely to favor the merger than if they did not hold these interests. The directors and officers have entered into voting agreements in which they have, among other things, agreed to vote in favor of the merger and against any competing transactions. Data Junction shareholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

There may be sales of substantial amounts of Pervasive common stock after the merger, which could cause Pervasive’s stock price to fall.

A substantially large number of shares of our common stock may be sold into the public market within a short period of time following the closing of the merger. As a result, our stock price could fall. Of the approximately 5,000,000 shares of Pervasive common stock to be issued in connection with this merger, approximately 235,155 shares will be immediately available for resale by the former shareholders of Data Junction and approximately 4,764,845 shares of Pervasive common stock will be subject to “lock-up” agreements that restrict the timing of the resale of these shares. Under the lock-up agreements, the shares will be released and available for sale in the public market 270 days after the closing date of the merger. In addition, approximately 4,648,351 shares of Pervasive common stock to be issued in connection with the merger may be sold in compliance with the time, manner and volume limitations of Rule 144 for a period of two years from such holder’s last day of employment with Pervasive or five years from the closing, whichever is later. In comparison, the average daily trading volume of Pervasive common stock for the five-day period ending on [            ], 2003, was [            ] shares. A sale of a large number of newly-released shares of Pervasive common stock could therefore result in a sharp decline in Pervasive’s stock price. In addition, the sale of these shares could impair Pervasive’s ability to raise capital through the sale of additional stock. See the sections entitled “The Merger—Restriction on Sales of Pervasive Common Stock by Affiliates of Data Junction” on page 59 and “Agreements Related to the Merger—Data Junction Affiliate Lockup Agreements” on page 69.

Risks Related to Pervasive and the Combined Company

In the following section discussing risks facing Pervasive and the combined company following the acquisition of Data Junction by Pervasive, references to “we,” “us,” “our” and “ours” refers to Pervasive and its consolidated subsidiaries.

Our financial results may vary significantly from quarter to quarter.

Our operating results have varied significantly from quarter to quarter at times in the past and may continue to vary significantly from quarter to quarter in the future due to a variety of factors. Many of these factors are outside of our control. These factors include:

•	fluctuations in demand for our products or upgrades to our products;

•	fluctuations in the demand for and deployment of client/server applications in which our Pervasive.SQL products are designed to be embedded;

•	fluctuations in demand for our products due to the potential deteriorating economic conditions on our customer base;

•	seasonality of purchases and the timing of product sales and shipments;

•	unexpected delays in introducing new products and services or improvements to existing products and services;

•	new product releases, licensing models or pricing policies by our competitors;

•	acquisitions or mergers involving us, our competitors or customers;

•	impact of changes to our product distribution strategy and pricing policies;

•	lack of order backlog;

•	loss of a significant customer or distributor;

•	changes in purchasing and/or payment practices by our distributors or other customers;

•	a reduction in the number of independent software vendors, or ISVs, who embed our products or value-added resellers, or VARs, who sell and deploy our products;

•	changes in the mix of domestic and international sales;

•	impact of changes to our geographic investment levels and business models;

•	changes in the cost of routine business activities, e.g., the increasing cost of directors and officers’ liability insurance premiums;

•	gains or losses associated with discontinued operations;

•	changes in our business plan or strategy; and

•	changes in generally accepted accounting principles in the United States of America.

Although our revenues grew 5% in fiscal 2003, our revenues in fiscal year 2002 decreased 12% from the previous fiscal year due to a combination of factors, including: competitive forces, a different discount structure in Japan following our new business venture formed in July 2001, and what we believe to have been a general softening in the packaged client/server applications market contributing to decreased orders for our Pervasive.SQL products embedded in these applications. We believe certain of these factors could continue to negatively affect sales of our Pervasive.SQL products in the future. Significant portions of our expenses are not variable in the short term and cannot be quickly reduced to respond to decreases in revenues. Therefore, if our revenues are below our expectations, our operating results are likely to be adversely and disproportionately affected. In addition, we may change our prices, modify our distribution strategy and policies, accelerate our investment in research and development, sales or marketing efforts in response to competitive pressures or pursue new market opportunities. Any one of these activities may further limit our ability to adjust spending in response to revenue fluctuations.

We derive a portion of our revenues from relatively large orders. The sales cycles for these transactions tend to be longer than the sales cycles on smaller orders. This longer sales cycle for large orders makes it difficult to predict the quarter in which these sales will occur. Accordingly, our operating results may fluctuate from quarter to quarter based on the existence and timing of larger orders. A reduction in large orders during any quarter could materially impact our revenues.

Our revenue growth and profitability depend on the overall demand for our products and services, which in turn depends on general economic and business conditions. The nature and extent of the effect of the current economic climate on our ability to sell our products and services is uncertain. A softening of demand for our products and services caused by weakening of the economy may result in decreased revenues or lower growth rates. There can be no assurance that we will be able to effectively promote revenue growth rates in all economic conditions.

Seasonality may contribute to fluctuations in our quarterly operating results.

Our business has, on occasion, experienced seasonal customer buying patterns. In recent years, we have generally experienced relatively weaker demand in the quarters ending March 31 and September 30. We believe that this pattern may continue. In addition, we anticipate that demand for our products in Europe and Japan will decline in the summer months because of reduced corporate buying patterns during the vacation season.

We currently operate without a backlog.

We generally operate with virtually no order backlog because our software products are shipped and revenue is recognized shortly after orders are received. This lack of backlog makes product revenues in any quarter substantially dependent on orders booked and shipped throughout that quarter. As a result, if orders in the first month or two of a quarter fall short of expectations, it is likely we will not meet our revenue targets for that quarter. As a result, our quarterly operating results would be materially and adversely affected.

Our performance depends on market acceptance of Pervasive.SQL.

We derive substantially all of our revenues from the license of our Pervasive.SQL products. Continued market acceptance of Pervasive.SQL 2000i and Pervasive.SQL V8 may be influenced heavily by factors outside of our control such as new product offerings or promotions by competitors, mergers and acquisitions of customers and competitors, the product development and deployment cycles of developers and resellers who embed or bundle our products into packaged software applications and what we believe is a softening in the market for client/server applications of the type built on our products. Our latest product, Pervasive.SQL V8, was released in December 2002. Market acceptance of Pervasive.SQL 2000i, Pervasive.SQL V8 and future upgrades also may be influenced by factors in our control such as product quality, relative demand for feature and functionality upgrades and any future product announcements or price changes.

Our efforts to develop and maintain brand awareness of our products may not be successful.

Brand awareness is important given competition in the market for data management products. We are aware of other companies that use the word “Pervasive” either in their marks alone or in combination with other words. We expect that it may be difficult or impossible to prevent third-party usage of the Pervasive name and variations of this name for competing goods and services. Competitors or others who use marks similar to our brand name may cause confusion among actual and potential customers, which could prevent us from achieving significant brand recognition. If we fail to promote and maintain our brand or incur significant related expenses, our business, operating results and financial condition could be materially adversely affected.

We may face problems in connection with past acquisitions, joint ventures or licensing arrangements.

In July 2003, we licensed technology from ABACUS Research A.G., a software development company based in St. Gallen, Switzerland. The licensed technology enables users to perform advanced searches into application and Web portal data, providing sub-second responses across large databases. We licensed the technology for $600,000. Following a productization and integration effort, product availability is planned for later this calendar year. We cannot be certain that the productization and integration effort will be successful.

In April 2003, we purchased a database transaction intelligence technology from ThinkNet Inc., a software development company based in Toronto, Ontario. The acquired technology provides a continuous, comprehensive and auditable view of an application’s database operations, such as who did what when, where and how. It consists of a Pervasive.SQL logging plug-in, a query and analysis module, and a sophisticated business rules engine. It also alerts administrators to events according to predefined business rules and reports activity efficiently for analysis. Following a productization and integration effort, product availability is planned for later this calendar year. We acquired the technology for $550,000 in cash. We cannot be certain that the productization and integration effort will be successful.

In July 2001, we formed a new business venture with AG-TECH Corporation, a company developing, selling and importing packaged software, to sell and support our products in Japan. AG-TECH has been engaged in the sales and support of Btrieve (predecessor to Pervasive.SQL) and Pervasive.SQL products since 1986. In conjunction with the joint venture, AG-TECH launched a new operating division staffed with specialists experienced in selling and supporting Pervasive.SQL to assume responsibility for OEM sales, packaged software sales, technical support and localization and translation of our products into Japanese. In connection with the new business venture, we obtained a less than 20% ownership interest in AG-TECH and the ability to elect one director to the AG-TECH Board of Directors. We cannot be certain that this venture will be successful which could result in our inability to successfully operate in Japan. We may be unable to maintain or increase Japanese market demand for our products.

We may face problems in connection with future acquisitions, joint ventures or licensing arrangements.

In the future, we may acquire additional businesses, products and technologies, or enter into joint venture or licensing arrangements, that could complement, modify or expand our business. Our negotiations of potential acquisitions or joint ventures and our integration of acquired businesses, products or technologies could divert management time and resources. Any future acquisitions could require us to issue dilutive equity securities, reduce our cash and marketable securities, incur debt or contingent liabilities, amortize intangibles, or write-off purchased research and development and other acquisition-related expenses. If we are unable to fully integrate acquired businesses, products or technologies with our existing operations, we may not receive the intended benefits of acquisitions. For example, in November 1998 we purchased EveryWare Development Inc. and in July 2000 we announced a restructuring in which we recorded a charge of $17 million for discontinuing operations related to EveryWare Development. In addition, market reactions to acquisitions are difficult to predict and if we do announce any future acquisitions, such market reactions may cause our stock price to fluctuate.

We may face problems in connection with product line expansion.

In the future, we may acquire, license or develop additional products. Future product line expansion may require us to modify or expand our business. Further, future product line expansion may require us to reorganize by product line instead of by function and could divert management time and resources. If we are unable to fully integrate multiple products with our existing single-product operations, we may not receive the intended benefits of such product line expansion.

A small number of distributors and sales related to accounting software applications account for a significant percentage of our revenues.

The loss of a major distributor, changes in a distributor’s payment practices, changes in the financial stability of a major distributor or any reduction in orders by such distributor, including reductions due to market or competitive conditions combined with the potential inability to replace the distributor on a timely basis, or any modifications to our pricing or distribution channel strategy could materially adversely affect our business, operating results and financial condition. Many of our independent software vendors (“ISVs”), value-added resellers and end users place their orders through distributors. A relatively small number of distributors have accounted for a significant percentage of our revenues. In the fiscal year ended June 30, 2003, two distributors combined accounted for an aggregate of approximately 22% of our revenues, as compared to the fiscal year ended June 30, 2002, when two distributors accounted for an aggregate of approximately 21% of our revenues. Additionally, we estimate that approximately 20% of our revenues in the fiscal year ended June 30, 2003 were from sales related to accounting software applications. Furthermore, there is currently consolidation taking place among our ISVs that could narrow the number of customers that sell our products. For example, one of our ISVs, The Sage Group plc, recently announced that it has acquired Timberline Software Corporation, another of our ISVs. In addition, the acquisition of Softline Limited, another of our ISVs, by The Sage Group plc is currently pending. These three ISVs together represented approximately 10% of our revenues in fiscal 2003. Accordingly, if the Sage Group plc completes its acquisition of Softline Limited, our sales to The Sage Group plc could constitute 10% or more of our revenues in the future. As a result, we expect we will continue to depend on a limited number of distributors, certain of our ISV customers and sales related to accounting software applications for a significant portion of our revenues in future periods and the loss of a significant distributor or ISV customer could materially adversely affect our business, operating results and financial condition. Moreover, we expect that such distributors and sales related to accounting software applications will vary from period to period. Our distributors have not agreed to any minimum order requirements. Although we forecast demand and plan accordingly, if a distributor purchases excess product, we may be obligated to accept the return of some products.

We depend on our indirect sales channel.

Our failure to continue to grow our indirect sales channel or the loss of a significant number of members of our indirect channel partners would have a material adverse effect on our business, financial condition and operating results. We do not have a substantial direct sales force, and we derive substantially all of our revenues from indirect sales through a channel consisting of independent software vendors, value-added resellers, system integrators, consultants and distributors. Our sales channel could be adversely affected by a number of factors including:

•	the emergence of a new platform resulting in the failure of independent software vendors to develop and the failure of value-added resellers to sell our products based on our supported platforms;

•	pressures placed on the sales channel to sell competing products;

•	our failure to adequately support the sales channel;

•	consolidation of certain of our indirect channel partners;

•	competing product lines offered by certain of our indirect channel partners; and

•	business model or licensing model changes of our channel partners or their competitors.

We cannot be certain we will be able to continue to attract additional indirect channel partners or retain our current partners. In addition, we cannot be certain our competitors will not attempt to recruit certain of our current or future partners. For example, in December 2000, Microsoft (a competitor) acquired Great Plains Software (an OEM that embeds our product into certain of its products and also a channel partner). This may have, and any similar transactions may have, an adverse effect on our ability to attract and retain partners.

We may not be able to develop strategic relationships.

Our current collaborative relationships may not prove to be beneficial to us, and they may not be sustained. We may not be able to enter into successful new strategic relationships in the future, which could have a material adverse effect on our business, operating results and financial condition. From time to time, we have collaborated with other companies in areas such as product development, marketing, distribution and implementation. However, many of our current and potential strategic partners are either actual or potential competitors with us. In addition, many of our current relationships are informal or, if written, terminable with little or no notice.

We depend on third-party technology in our products.

We rely upon certain software that we license from third parties, including software integrated with our internally developed software and used in our products to perform key functions. These third-party software licenses may not continue to be available to us on commercially reasonable terms. The loss of, or inability to maintain or obtain any of these software licenses, could result in shipment delays or reductions until we develop, identify, license and integrate equivalent software. Any delay in product development or shipment could damage our business, operating results and financial condition.

We may be unable to protect our intellectual property and proprietary rights.

Our success depends to a significant degree upon our ability to protect our software and other proprietary technology. We rely primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary rights. However, these measures afford us only limited protection. Furthermore, we use third party service providers in India for some of our development and the laws of India do not protect proprietary rights to the same extent as the laws of the United States. In addition, we rely in part on “shrink wrap” and “click wrap” licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of certain jurisdictions. Therefore, our efforts to protect our intellectual property may not be adequate. We cannot be certain that others will not develop technologies that are similar or superior to our technology or design around the copyrights and trade secrets owned by us. Unauthorized parties may attempt to copy aspects of our products or to obtain and use information we regard as proprietary. Although we believe software piracy may be a problem, we are unable to determine the extent to which piracy of our software products occurs. In addition, portions of our source code are developed in foreign countries with laws that do not protect our proprietary rights to the same extent as the laws of the United States.

Although we are not aware that any of our products infringe upon the proprietary rights of third parties, we may be subjected to claims of intellectual property infringement by third parties as the number of products and competitors in our industry segment continues to grow and the functionality of products in different industry segments increasingly overlaps. Any infringement claims, with or without merit, could be time-consuming, result in costly litigation, divert management attention and resources, cause product shipment delays or the loss or deferral of sales or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event of a successful claim of intellectual property infringement against us, should we fail or be unable to either license the technology or similar technology or develop alternative technology on a timely basis, our business, operating results and financial condition could be materially adversely affected.

We must adapt to rapid technological change.

Our future success will depend upon our ability to continue to enhance our current products and to develop and introduce new products on a timely basis that keep pace with technological developments and new industry standards and satisfy increasingly sophisticated customer requirements. Rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards characterize the market for our products. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. As a result of the complexities inherent in client/server and Web computing environments and the performance demanded by customers for data management products, new products and product enhancements can require long development and testing periods. As a result, significant delays in the general availability of such new releases or significant problems in the installation or implementation of such new releases could have a material adverse effect on our business, operating results and financial condition. We have experienced delays in the past in the release of new products and new product enhancements. We may not be successful in:

•	developing and marketing, on a timely and cost-effective basis, new products or new product enhancements that respond to technological change, evolving industry standards or customer requirements;

•	avoiding difficulties that could delay or prevent the successful development, introduction or marketing of these products; or

•	achieving market acceptance for our new products and product enhancements.

Our software may contain errors or defects.

Errors or defects in our products may result in loss of revenues or delay in market acceptance, and could materially adversely affect our business, operating results and financial condition. Software products such as ours may contain errors, sometimes called “bugs,” particularly when first introduced or when new versions or enhancements are released. From time to time, we discover software errors in certain of our new products after their introduction. Despite our testing, current versions, new versions or enhancements of our products may still have errors after commencement of commercial shipments. Product errors can put us at a competitive disadvantage and can be costly and time-consuming to correct.

We may become subject to product or professional services liability claims.

A product or professional services liability claim, whether or not successful, could damage our reputation and our business, operating results and financial condition. Our license and service agreements with our customers typically contain provisions designed to limit our exposure to potential product or service liability claims. However, these contract provisions may not preclude all potential claims. Product or professional services liability claims could require us to spend significant time and money in litigation or to pay significant damages.

We compete with Microsoft while simultaneously supporting Microsoft technologies.

We currently compete with Microsoft in the market for data management products while simultaneously maintaining a working relationship with Microsoft. Microsoft has a longer operating history, a larger installed base of customers and substantially greater financial, distribution, marketing and technical resources than Pervasive. As a result, we may not be able to compete effectively with Microsoft now or in the future, and our business, operating results and financial condition may be materially adversely affected.

We expect that Microsoft’s commitment to and presence in the data management products market will substantially increase competitive pressures. We believe that Microsoft will continue to incorporate SQL Server database technology into its operating system software and certain of its server software offerings, possibly at no additional cost to its users. We believe that Microsoft will also continue to enhance its SQL Server database technology and that Microsoft will continue to invest in various sales and marketing programs involving certain of our channel partners.

Further, in December 2000, Microsoft acquired Great Plains Software, a channel partner of Pervasive. This, and any similar transactions may have an adverse effect on our ability to compete effectively.

We believe we must maintain a working relationship with Microsoft to achieve success. Many of our customers use Microsoft-based operating platforms. Thus it is critical to our success that our products be closely integrated with Microsoft technologies. Notwithstanding our historical and current support of Microsoft platforms, Microsoft may in the future promote technologies and standards more directly competitive with or not compatible with our technology.

We face significant competition from other companies.

We encounter competition for our database products primarily from large, public companies, including Microsoft, Oracle, Sybase, IBM and Progress. In particular, Sybase’s small memory footprint database software product, Adaptive Server Anywhere, and Microsoft’s product, SQL Server, directly compete with our products. In addition, because there are relatively low barriers to entry in the software market, we may encounter additional competition from other established or emerging companies providing database products based on existing, new or open-source technologies.

Application service providers (ASPs) may enter our market and could cause a change in revenue models from licensing of client/server and Web-based applications to renting applications. Our competitors may be more successful than we are in adopting these revenue models and capturing related market share.

Most of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers. In addition, some competitors have demonstrated a willingness to, or may willingly in the future, incur substantial losses as a result of deeply discounted product offerings or aggressive marketing campaigns. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of competitive products, than we can. There is also a substantial risk that changes in licensing models or announcements of competing products by competitors such as Microsoft, Oracle, Sybase, IBM, Progress or others could result in the cancellation of customer orders in anticipation of the introduction of such new licensing models or products. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs which may limit our ability to sell our products through particular partners. Accordingly, new competitors or alliances among, or consolidations of, current and new competitors may emerge and rapidly gain significant market share in our current or anticipated markets. We also expect that competition will increase as a result of software industry consolidation. Increased competition is likely to result in price reductions, fewer customer orders, reduced margins and loss of market share, any of which could materially adversely affect our business. We cannot be certain we will be able to compete successfully against current and future competitors or that the competitive pressures we face will not materially adversely affect our business, operating results and financial condition.

We are susceptible to a shift in the market for client/server applications toward web-based applications.

We have derived substantially all of our historical revenues from the use of our products in client/server applications. We expect to rely on continued market demand for client/server applications indefinitely. However, we believe market demand may be shifting from client/server applications to Web-based applications. If so, this shift would be occurring before our product line has achieved market acceptance for use in Web-based applications. In addition, we cannot be certain that our existing client/server developers will migrate to Web-based applications and continue to use our products or that other developers of Web-based applications would select our data management products. Further, this shift may result in a change in revenue models from licensing of client/server and Web-based applications to renting of applications from application service providers. A decrease in client/server application sales coupled with an inability to derive revenues from the Web-based application market could have a material adverse effect on our business, operating results and financial condition.

We depend on international sales and operations.

We anticipate that for the foreseeable future we will derive a significant portion of our revenues from sources outside North America. In the fiscal year ended June 30, 2003, we derived 42% of our revenues outside North America. Our international operations are generally subject to a number of risks. These risks include:

•	foreign laws and business practices favoring local competition;

•	dependence on local channel partners;

•	compliance with multiple, conflicting and changing government laws and regulations;

•	longer sales cycles;

•	greater difficulty or delay in collecting payments from customers;

•	difficulties in staffing and managing foreign operations;

•	foreign currency exchange rate fluctuations and the associated effects on product demand and timing of payment;

•	increased tax rates in certain foreign countries;

•	difficulties with financial reporting in foreign countries;

•	quality control of certain development, translation or localization activities; and

•	political and economic instability.

We may expand or modify our operations internationally. Despite our efforts, we may not be able to expand or modify our operations internationally in a timely and cost-effective manner. Such an outcome would limit or eliminate any sales growth internationally, which in turn would materially adversely affect our business, operating results and financial condition. Even if we successfully expand or modify our international operations, we may be unable to maintain or increase international market demand for our products.

We expect our international operations will continue to place financial and administrative demands on us, including operational complexity associated with international facilities, administrative burdens associated with managing relationships with foreign partners, and treasury functions to manage foreign currency risks and collections.

We use third party service providers in India and if we are unable to use such providers our business could be temporarily adversely affected.

We are actively supplementing the capabilities of our organization by contracting with third party service providers located in India. As other software companies have done and are continuing to do, we may continue to allocate more development and IT resources to Indian third parties with the expectation of achieving significant efficiencies, including reducing operational costs and permitting an around-the-clock development cycle. To date, the dispute between India and Pakistan involving the Kashmir region and the incidents of terrorism in India have not adversely affected our operations in India. Should we be unable to conduct operations in India in the future, we believe that our business could be temporarily adversely affected.

Fluctuations in the relative value of foreign currencies can affect our business.

To date, the majority of our transactions have been denominated in U.S. dollars. The majority of our international operating expenses and substantially all of our sales in Japan have been denominated in currencies other than the U.S. dollar. Therefore, our operating results may be adversely affected by changes in the value of the U.S. dollar. Certain of our international sales are denominated in U.S. dollars, especially in Europe. Any strengthening of the U.S. dollar against the currencies of countries where we sell products denominated in U.S. dollars will increase the relative cost of our products and could negatively impact our sales in those countries. To the extent our international operations expand or are modified, our exposure to exchange rate fluctuations may increase. We have, on occasion, entered into limited hedging transactions to mitigate our exposure to currency fluctuations. Despite these hedging transactions, exchange rate fluctuations have caused, and will continue to cause, currency transaction gains and losses. Although these transactions have not resulted in material gains and losses to date, similar transactions could have a damaging effect on our business, results of operations or financial condition in future periods.

We must continue to hire and retain skilled personnel.

Our success depends in large part on our ability to attract, motivate and retain highly skilled employees on a timely basis, particularly executive management, sales and marketing personnel, software engineers and other senior personnel. Our efforts to attract and retain highly skilled employees could be harmed by our past or any future workforce reductions. Our failure to attract and retain the highly trained technical personnel who are essential to our product development, marketing, service and support teams may limit the rate at which we can generate revenue and develop new products or product enhancements. This could have a material adverse effect on our business, operating results and financial condition.

The combined company could lose customers because of perceived loss of independence.

Data integration products are currently used by Data Junction’s customers to load databases, share data between databases or applications and to transform data that is being used by one or more applications. Many of Data Junction’s current customers perceive Data Junction as being independent of the makers of databases and applications and, therefore, more likely to continue to support not only legacy data formats, applications and databases from the past, but new formats, applications and databases that may be used by such customers in the future. Data Junction’s merger with Pervasive, which makes and sells a particular database, could cause some of Data Junction’s current and potential customers to perceive that the combined company will be biased toward Pervasive’s database and will not be willing to support the customers’ databases as fully as before. Although the combined company can mitigate some of the possible damage caused by this perception by remaining unbiased in its support of the widest possible variety of databases and applications, it is not possible for the combined company to predict the extent of existing and new customer loss caused by the perception of the combined company’s loss of independence in the data integration arena. Also, the combined company’s management may choose to favor particular applications or databases, such as Pervasive.SQL, for future integration software development and support. If this change were to happen, it may cause certain current and prospective customers not to continue to buy the combined company’s integration solutions.

We have anti-takeover provisions.

Our Restated Certificate of Incorporation and Bylaws contain certain provisions that may have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals that a stockholder might consider favorable. It includes provisions to authorize the issuance of “blank check” preferred stock; establish advance notice requirements for stockholder nominations for elections to the Board of Directors or for proposing matters that can be acted upon at stockholders’ meetings; eliminate the ability of stockholders to act by written consent; require super-majority voting to approve certain amendments to the Restated Certificate of Incorporation; limit the persons who may call special meetings of stockholders; and provide for a Board of Directors with staggered, three-year terms. In addition, certain provisions of Delaware law and 1997 Stock Incentive Plan (the “1997 Plan”) may also have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals.

Further, in October 2000, our Board of Directors approved the adoption of a shareholder rights plan whereby one preferred share purchase right was distributed for each outstanding share of our common stock. The rights are designed to assure that all of our stockholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations and other tactics designed to gain control without paying all stockholders a fair price. The rights were not being distributed in response to any specific effort to acquire us.

The rights become exercisable if a person or group hereafter acquires 15% or more of our common stock or announces a tender offer for 15% or more of our common stock. Such events, or if we are acquired in a merger or other business combination transaction after a person acquires 15% or more of our common stock, would entitle the right holder to purchase, at an exercise price of $18.00, a number of shares of common stock having a market value at that time of twice the right’s exercise price. Rights held by the acquiring person would become void. The Board of Directors can choose to redeem the rights at one cent per right at any time before an acquiring person hereafter acquires 15% or more of the outstanding common stock. The Rights Plan may have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals.

We may elect to raise additional capital which might not be available or which, if available, may be on terms that are not favorable to us.

We may elect to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we issue equity securities, the ownership percentage of our stockholders would be reduced, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If we borrow money, we may incur significant interest charges, which could harm our profitability. Holders of debt would also have rights, preferences or privileges senior to those of existing holders of our common stock. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm our business, operating results and financial condition.

The price of our stock has been volatile and could continue to fluctuate substantially.

Our common stock is traded in the NASDAQ National Market. The market price of our common stock has been volatile and could fluctuate substantially based on a variety of factors outside of our control, in addition to our financial performance. Furthermore, stock prices for many companies, including our own, fluctuate widely for reasons that may be unrelated to operating results.

Risks Related to Data Junction

In the following section discussing risks facing Data Junction Corporation references to “we,” “us,” “our” and “ours” refers to Data Junction and its consolidated subsidiaries.

Our future growth and profitability are uncertain.

Although we were incorporated in 1985 and have a long history of revenue growth and profitability, the dynamic nature of the technologies we sell and the markets in which we work make it difficult to project future growth and profitability with any certainty. While we achieved significant year-to-year revenue growth from 2002 to 2003, stock analysts and investors should not take these results to be indicative of our future performance. We may be unable to sustain this same rate of year-to-year revenue growth in future periods, and it is possible we may not continue to achieve profitability. In addition, as our products reach higher price points and reach into larger enterprises, we would likely increase our operating expenses in coming periods; therefore, our operating results will be adversely affected if revenues do not increase concurrently.

Our operating results fluctuate from quarter to quarter.

We expect to experience significant fluctuations in our future quarterly operating results due to many factors, including:

•	the size and timing of customer orders, which can be affected by customer order deferrals in anticipation of future product introductions or enhancements and customer budgeting and purchasing cycles;

•	market acceptance of our products;

•	the length and variability of the sales cycle for our products;

•	the introduction or enhancement of our products or our competitors’ products and changes in our pricing policies or our competitors’ policies;

•	our ability to develop, introduce and market new products on a timely basis;

•	the mix of our products and services sold and the mix of distribution channels utilized;

•	our success in expanding our sales and marketing programs;

•	technological changes in computer systems and environments; and

•	general economic conditions, which may affect our customers’ capital investment levels.

Our product revenues are not predictable with any significant degree of certainty. Historically, sales of our products occur to a greater degree in the last month of the quarter than in the first two months of the quarter. If customers cancel or delay orders, such events can adversely impact our revenues and results of operations for the quarter. Since our average selling prices have trended upward as we continue to broaden the reach of our products and technologies, there is a greater likelihood that cancellations or delays could be for large orders at the end of a quarter, potentially adversely impacting our revenues and results of operations.

We have historically operated with minimal order backlog because our software products typically are shipped shortly after orders are received. Our product license revenues in each quarter are substantially dependent on orders booked and shipped in that quarter. Our product license revenues are also difficult to forecast because the market for our products is rapidly evolving, and sales cycles, which may last many months, vary substantially from customer to customer. Our sales cycle is subject to a number of factors over which we have little or no control which hinders our ability to forecast sales accurately. These factors include: customers’ budgetary constraints and internal acceptance review procedures; the timing of budget cycles; general concerns about the introduction of our products or product enhancements, or our competitors’ new products or product enhancements; and potential downturns in general economic conditions, which may be associated with reductions in demand for data and application integration software. Also, there are seasonal factors which may impact revenue trends. Because so many potential and existing customers typically vacation in the summer months, our sales may tend to be relatively lower during the summer months than during other periods.

We have experienced, and expect to continue to experience, seasonality with respect to product license revenues. In recent years, there has been a relatively greater demand for our products in the second and fourth fiscal quarters than in the first and third fiscal quarters of the year. Consequently, historically we have experienced relatively higher bookings in the second and fourth quarters and relatively lower bookings in the first and third quarters. Some of these fluctuations might be caused by customer buying patterns (often influenced by year-end budgetary pressures, as is the case with our second fiscal quarter, which is the calendar year-end). It is possible that fourth quarter seasonality is the result of efforts of our direct sales and marketing forces to meet or exceed fiscal year-end sales quotas. We expect that seasonal trends such as these will continue for the foreseeable future. Moreover, seasonal tendencies and patterns may increase and/or change to the degree we focus sales efforts on large corporations.

Due to the uncertainty surrounding our revenues and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance and should not serve as the basis of expectations regarding our future financial condition.

Our revenues depend on growth in an emerging market.

The substantial majority of our revenues are attributable to the sale of products and services in the data integration market. Although companies have been building their own data integration solutions for many years, the market for data integration software, which provides the solutions that companies require, is relatively new. It is likely that many companies are not yet fully aware of the benefits of data integration software solutions, in general, or of our specific product solutions, in particular. As a result, we believe that, to date, companies have deployed data integration solutions on a relatively limited basis. Although we have devoted and intend to continue to devote significant resources promoting market awareness of the benefits of these solutions, our efforts may be unsuccessful or insufficient. If the market for these solutions and related services does not grow at the rate we anticipate, our business, results of operations and financial condition will be adversely affected.

Concentration of products, product may not achieve market acceptance.

For the past five years, all of our revenues were derived substantially from our Integration Engine and Integration Studio products and related services. We expect revenues derived from these products to comprise a substantial amount of our revenues for the foreseeable future. Even if the data and application integration software market in which these products are sold grows adequately, our future revenues and operating results are dependent upon the acceptance of these products within this market. Market acceptance of our products could be materially adversely affected if, among other things, applications suppliers manage to integrate their own products to such a degree that the data integration functionality provided by our products is minimized or rendered unnecessary.

We could lose customers because of perceived loss of independence.

Data integration products are used by our customers to load databases, share data between databases or applications and to transform data that is being used by one or more applications. Many of our customers perceive us as being independent of the makers of databases and applications and, therefore, more likely to continue to support not only legacy data formats, applications and databases from the past, but new formats, applications and databases that may be used by our customers in the future. Our acquisition by Pervasive, which makes and sells a particular database, could cause some of our existing and potential customers to perceive that we will be biased toward Pervasive’s database and will not be willing to support the customers’ databases as fully as before. Although we can mitigate some of the possible damage caused by this perception by remaining unbiased in our support of the widest possible variety of databases and applications, it is not possible for us to predict the extent of existing and new customer loss caused by the perception of our loss of independence in the data integration arena. Also, Pervasive management may choose to favor particular applications or databases, such as Pervasive.SQL, for future Data Junction software development and support. If this change were to happen, it may cause certain current and prospective customers not to continue to buy our integration solutions.

We depend on certain key personnel and need to hire additional personnel.

We are a company that builds and sells complex data integration solutions to sophisticated customers. Consequently, our success depends on our ability to attract and retain highly skilled personnel, including our President, Mike Hoskins, and other key members of management. Currently, we do not have any key-man life insurance relating to our key personnel; all employees are at-will and not subject to employment contracts. We may not be successful in attracting, assimilating and retaining key personnel in the future. As we seek to expand our operations, the hiring of qualified sales and technical personnel will be difficult due to the limited number of qualified professionals. Competition for these types of employees is intense and, in the past, we have experienced difficulty in recruiting qualified sales and technical personnel. In addition, Pervasive may choose not to make offers to certain of our employees in connection with the merger, and other of our employees may choose to leave us or decline offers of employment with Pervasive, thus, limiting and potentially hampering our ability to operate our business. Failure to attract, assimilate and retain personnel, particularly sales and technical personnel, would have a material adverse effect on our business, results of operations and financial condition.

Our market is highly competitive.

The market for our products is highly competitive and subject to rapidly changing technology. We principally compete against ETL (Extraction, Transformation and Loading) software vendors and data warehousing and application integration software providers. Such competitors include Ascential, Business Objects, Embarcadero, Informatica, and Information Builders. In addition, we compete or may compete against database vendors that currently offer, or may develop, products with functionalities that compete with our solutions. These products typically operate specifically with these competitors’ proprietary databases. Such competitors include IBM, Microsoft and Oracle. Competition also comes in the form of custom code, where potential customers have sufficient internal technical resources to develop solutions in-house without the aid of our products or those of our competitors.

Many of our competitors have operated for longer periods in the data warehousing or application integration markets. Many have substantially greater financial, technical, marketing or other resources than we do. Also, many have greater name recognition than we do. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Competition could seriously impede our ability to sell additional products and services on terms favorable to us. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive. Our current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with other solution providers, thereby increasing the ability of their products to address the needs of our prospective customers. Our current and potential competitors may develop greater cost efficiencies and consequently compete more effectively on price. Our current and potential competitors may establish or strengthen cooperative relationships with our current or future channel or strategic partners, thereby limiting our ability to sell products through these channels. Competitive pressures could reduce our market share or require us to reduce our prices, either of which could materially and adversely affect our business, results of operations or financial condition.

We compete on the basis of certain factors, including:

•	product performance;

•	product features;

•	product pricing;

•	user scalability;

•	open architecture;

•	ease of use;

•	product reliability;

•	computing platform support;

•	time to market; and

•	customer support.

We believe that we presently compete favorably with respect to each of these factors. However, the market for our products is still rapidly evolving, and we may not be able to compete successfully against current and potential competitors.

Future growth will depend on channel partners.

For our future growth, we will rely greatly on the relationships that we establish with a variety of channel partners (such as OEMs, systems integrators, ISVs, VARs, resellers and distributors) for marketing, licensing and support of our products in the United States and internationally. We believe that our ability to increase the sales of our products and our future success will depend in part upon maintaining and strengthening successful relationships with our current or future partners. In addition, our channel partners may offer products of several different companies, including, in some cases, products that compete with our products. We have limited control, if any, as to whether these strategic partners devote adequate resources to promoting and selling our products.

We may not be able to maintain our channel partnerships or attract sufficient additional channel partners who are able to market our products effectively or who are qualified to provide timely and cost-effective customer support and service. Also, channel partners may be unwilling to make the substantial investment in the technically skilled people necessary to sell and support our products. Further, we can give no assurance that our relationships with our channel partners will generate enough revenue to offset the significant resources used to develop these channels.

Sales cycles can be unpredictable and/or lengthy.

Because of the complexity of our products, the interdependence of our products with other applications and systems, and the often mission-critical nature of our solutions, our potential customers must often make executive-level investment and systems architecture decisions in determining whether to purchase our products. In addition, to successfully sell our products we frequently must provide our potential customers with a large part of the technical discovery of the specific solution for their particular need—this can require significant time. Due to these factors, the sales cycle associated with the purchase of our products is subject to a number of significant risks over which we have little or no control. These factors may include: customers’ budgetary constraints, internal review and acceptance procedures, the timing within budgetary cycles, concerns about the introduction of our products or product enhancements or those of our competitors, and potential downturns in the general economic climate. Our sales cycle may lengthen as we continue to focus our sales efforts on a broader range of corporate enterprises.

We may have difficulty managing growth.

We have experienced a period of substantial growth. If such growth continues, it will place a strain on our administrative and operational infrastructure. We have increased the number of our employees from 57 at July 1, 2000, to approximately 128 at July 1, 2003. Our revenues increased from $7.4 million in 2000 to $14 million in 2003. Our ability to manage our operations and growth effectively requires us to continue to improve our operational, financial and management controls, reporting systems, and procedures and hiring programs. We may not be able to successfully implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. In addition and in connection with the merger, Pervasive may offer a certain number of our employees positions with the combined company and other of our employees may choose not to accept positions with Pervasive which will affect our ability to manage our operations and growth. If we are unable to manage growth effectively, our business, results of operations or financial condition may be materially adversely affected.

Rapid technology change and evolving industry standards could adversely impact our products.

The market for our products is characterized by continuing technological development, evolving industry standards and changing customer requirements. The introduction of products by our direct competitors or others embodying new technologies, the emergence of new industry standards or changes in customer requirements could render our existing products obsolete, unmarketable or less competitive. In particular, an industry-wide adoption of uniform open standards across heterogeneous business applications could minimize the importance of the integration functionality of our products and materially and adversely affect the competitiveness and market acceptance of our products. Our success depends upon our ability to enhance existing products, to respond to changing customer requirements and to develop and introduce new products, in a timely manner, that keep pace with technological and competitive developments and emerging industry standards. There can be no assurance that our products will adequately address the changing needs of the marketplace or that we will be successful in developing and marketing enhancements to our existing products, or products incorporating new technology, in a timely manner. In the past we have experienced delays in releasing new products and product enhancements and may experience similar delays in the future. Future delays or problems in the installation or implementation of our new releases may cause customers to forego purchases of our products and purchase those of our competitors instead. Failure to develop and introduce new products, or enhancements to existing products, in a timely manner and in response to changing market conditions or customer requirements, will materially and adversely affect our business, results of operations and financial condition.

We face risks from our international operations.

International revenues have traditionally been a small part of our overall revenues, accounting for approximately 6%, 7% and 10% of our total consolidated revenues in 2001, 2002 and 2003, respectively. We sell our products and services through direct sales offices in the United Kingdom, a dedicated distributor in Germany and distribution partners in Europe, the Middle East, Asia and South America. We believe that our success depends upon continued expansion of our international operations. Our international business is subject to a number of risks, including the following:

•	greater difficulty in protecting intellectual property;

•	greater difficulty in staffing and managing foreign operations;

•	longer collection cycles;

•	potential unexpected changes in regulatory practices and tariffs;

•	potential unexpected changes in tax laws;

•	sales seasonality;

•	the impact of fluctuating exchange rates between the U.S. dollar and foreign currencies in markets where we do business; and

•	general economic and political conditions in these foreign markets.

It is difficult to predict the extent of the future impact of these conditions. These factors and other factors could have a material adverse effect on our future international revenues and consequently on our business, results of operations and financial condition.

Our products could contain significant defects.

The software products we offer are inherently complex and, despite extensive testing and quality control, have in the past and may in the future contain errors or defects, especially when we first introduce them. We have in the past and may in the future need to issue corrective releases of our software products to fix these defects or errors. These defects and errors could cause damage to our reputation, loss of revenue, product returns, order cancellations or lack of market acceptance of our products. Accordingly, these defects and errors could have a material adverse effect on our business, results of operations or financial condition.

Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in our license agreements may not be effective as a result of existing or future national, federal, state or local laws or ordinances or unfavorable judicial decisions. Although we have not experienced any product liability claims to date, sale and support of our products entails the risk of such claims, which could be substantial in light of the use of our products in mission-critical applications. If a claimant successfully brings a product liability claim against us, it could have a material adverse effect on our business, results of operations or financial condition.

We may become subject to product or professional services liability claims.

A product or professional services liability claim, whether or not successful, could damage our reputation and our business, operating results and financial condition. Our license and service agreements with our customers typically contain provisions designed to limit our exposure to potential product or service liability claims. However, these contract provisions may not preclude all potential claims. Product or professional services liability claims could require us to spend significant time and money in litigation or to pay significant damages.

THE SPECIAL MEETING OF PERVASIVE STOCKHOLDERS

In this section, “The Special Meeting of Pervasive Stockholders,” references to “we,” “us,” “our” and “ours” refer to Pervasive and its consolidated subsidiaries.

General

Pervasive is furnishing this joint proxy statement/prospectus to holders of Pervasive common stock in connection with the solicitation of proxies by the Pervasive board of directors for use at the special meeting of stockholders to be held on [            ], 2003, and any adjournment or postponement thereof.

Date, Time and Place

The date, time and place of the special meeting of Pervasive stockholders are as follows:

[Date], 2003

9:00 a.m. Central Time

The Renaissance Hotel-Arboretum

9721 Arboretum Boulevard

Austin, Texas 78759

Matters to be Considered at the Meeting

At the special meeting, we are asking holders of Pervasive common stock to consider and vote upon the following proposals:

1.	To approve the issuance of up to 5,000,000 shares of Pervasive common stock in connection with the proposed merger of Data Junction Corporation, a Texas corporation with and into a newly-formed, wholly-owned subsidiary of Pervasive, Ramal Acquisition Corp., a Delaware corporation as contemplated by the Merger Agreement, dated August 8, 2003, by and among Pervasive, Data Junction, Ramal Acquisition Corp., Michael E. Hoskins, The Hoskins 2003 Charitable Remainder Unitrust with Makeup, Darrell G. Blandford, The Blandford 2003 Charitable Remainder Unitrust with Makeup, Gregory E. Grosh, The Gregory E. Grosh Charitable Remainder Unitrust (Gregory E. Grosh Trustee), Ron S. Dougherty, and Computershare Trust Company, Inc., as escrow agent. In connection with the merger, Pervasive will pay up to $22,100,000 in cash and will issue up to 5,000,000 shares of common stock in exchange for all of the outstanding capital stock of Data Junction, and Ramal Acquisition Corp. will continue as the surviving corporation and a wholly-owned subsidiary of Pervasive.

2.	To transact any other business that properly comes before the special meeting or any adjournments or postponements thereof.

The Merger Agreement, including some of the exhibits thereto, is attached to this joint proxy statement/prospectus as Annex A. For further information, you can also refer to the sections entitled “The Merger” on page 45 and “The Merger Agreement” on page 60.

Record Date; Vote Required; Voting at the Meeting

Pervasive has fixed the close of business on [                         ,] 2003, as the record date for the special meeting. Only holders of record of Pervasive’s common stock at the close of business on the record date are entitled to notice of and to vote at the meeting. As of the close of business on [                         ,] 2003, there were [            ] shares of Pervasive’s common stock outstanding and entitled to vote. These shares were held of record by approximately [            ] stockholders.

Holders of Pervasive common stock are entitled to one vote for each share held as of the record date. Approval of the proposals to be voted on by Pervasive stockholders requires the affirmative vote of a majority of the total voting power of the outstanding common stock of Pervasive present in person or represented by proxy at the special meeting at which a quorum is present to vote for the proposals. Attendance at the meeting in person or by proxy of holders of shares representing a majority of the outstanding shares of Pervasive common stock constitutes a quorum. If a quorum is not present at the Pervasive special meeting, we expect that the meeting will be adjourned or postponed to solicit additional proxies.

Stock Ownership of Pervasive’s Management and Certain Principal Stockholders

As of August 31, 2003, directors, officers and affiliates of Pervasive as a group beneficially owned 3,145,496 shares of common stock, which represents approximately 17.8% of the total voting power represented by Pervasive’s outstanding common stock.

For further detail regarding the holdings of Pervasive’s management and principal stockholders, see the section entitled “Security Ownership of Management and Principal Stockholders of Pervasive” at page 111.

Abstentions; Broker Non-Votes

Any abstentions will be counted for purposes of determining a quorum and will have the same effect as votes against the approval of the proposals considered at the special meeting.

In the event that a broker, bank, custodian, nominee or other record holder of Pervasive’s common stock indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular matter, which is called a “broker non-vote,” those shares will not be considered for purposes of determining the number of shares entitled to vote with respect to a particular proposal on which the broker has expressly not voted, but will be counted for purposes of determining the presence or absence of a quorum for the transaction of business.

Expenses of Proxy Solicitation

Pervasive will pay the expenses of soliciting proxies from Pervasive stockholders to be voted at the meeting. Following the original mailing of the proxies and other soliciting materials, Pervasive will request brokers, custodians, nominees and other record holders of Pervasive common stock to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Pervasive common stock and to request authority for the exercise of proxies. In such cases, upon the request of the record holders, Pervasive will reimburse such holders for their reasonable expenses.

Pervasive may retain the services of Mellon Investor Services, LLC to aid in the solicitation of proxies. If it does so, Pervasive estimates that it will pay Mellon Investor Services a fee of approximately $7,500 for its services and will reimburse Mellon Investor Services for reasonable out-of-pocket expenses. In addition, Pervasive may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. In addition to solicitation by mail, directors, officers and key employees of Pervasive may solicit proxies in person or by telephone, telegram or other means of communication. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses.

Voting of Proxies

The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the Pervasive board of directors for use at the special meeting. Please complete, date and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to Pervasive, or follow the instructions on your proxy card to submit your proxy over the Internet. All properly signed proxies that Pervasive receives prior to the vote at the meeting and that are not revoked will be voted at the meeting according to the instructions indicated on the proxies or, if no direction is indicated, such proxies will be voted to approve each of the proposals to be considered at the special meeting.

How to Revoke Your Proxy

You may revoke your proxy at any time before it is exercised at the meeting by taking any of the following actions:

•	delivering a written notice to the Chief Financial Officer of Pervasive by any means, including facsimile, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•	signing and delivering a proxy relating to the same shares and bearing a later date prior to the vote at the meeting; or

•	attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must bring to the meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.

Pervasive’s board of directors does not know of any matter that is not referred to in this joint proxy statement/prospectus to be presented for action at the meeting. If any other matters are properly brought before the meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.

Recommendation of the Pervasive Board of Directors

The board of directors of Pervasive has unanimously determined that the terms of the merger agreement and the issuance of common stock in connection with the proposed merger are in the best interests of Pervasive and the Pervasive stockholders. Accordingly, the Pervasive board of directors unanimously recommends that the Pervasive stockholders vote to approve the issuance of common stock in connection with the proposed merger.

The matters to be considered at the Pervasive special meeting are of great importance to the stockholders of Pervasive. Accordingly, stockholders are urged to read and carefully consider the information presented in this joint proxy statement/prospectus and to complete, date, sign and promptly return the enclosed proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted.

THE SPECIAL MEETING OF DATA JUNCTION SHAREHOLDERS

In this section, “The Special Meeting of Data Junction Shareholders,” references to “we,” “us,” “our” and “ours” refer to Data Junction and its consolidated subsidiaries.

General

Data Junction is furnishing this joint proxy statement/prospectus to holders of Data Junction common stock in connection with the solicitation of proxies by the Data Junction board of directors for use at the special meeting of shareholders to be held on [            ], 2003, and any adjournment or postponement thereof.

Date, Time and Place

The date, time and place of the special meeting of Data Junction shareholders are as follows:

[Date], 2003

9:00 a.m., Central Time

[            ]

Austin, Texas [            ]

Matters to be Considered at the Meeting

At the special meeting, we are asking holders of Data Junction common stock to consider and vote upon the following proposals:

1.	To approve the proposed merger of Data Junction Corporation, a Texas corporation with and into a newly-formed, wholly-owned subsidiary of Pervasive, Ramal Acquisition Corp., a Delaware corporation as contemplated by the Merger Agreement, dated August 8, 2003, by and among Pervasive, Data Junction, Ramal Acquisition Corp., Michael E. Hoskins, The Hoskins 2003 Charitable Remainder Unitrust with Makeup, Darrell G. Blandford, The Blandford 2003 Charitable Remainder Unitrust with Makup, Gregory E. Grosh, The Gregory E. Grosh Charitable Remainder Unitrust (Gregory E. Grosh Trustee), Ron S. Dougherty, and Computershare Trust Company, Inc., as escrow agent. In connection with the merger, Pervasive will pay up to $22,100,000 in cash and will issue up to 5,000,000 shares of common stock in exchange for all of the outstanding capital stock of Data Junction, and Ramal Acquisition Corp. will continue as the surviving corporation and a wholly-owned subsidiary of Pervasive.

2.	To transact any other business that properly comes before the special meeting or any adjournments or postponements thereof.

The Merger Agreement is attached to this joint proxy statement/prospectus as Annex A. For further information, you can also refer to the sections entitled “The Merger” on page 45 and “The Merger Agreement” on page 60.

Record Date; Vote Required; Voting at the Meeting

Data Junction’s board has fixed the close of business on [            ], 2003, as the record date for determination of the Data Junction shareholders entitled to notice of, and to vote at, the special meeting. At the close of business on that date, [            ] shares of Data Junction common stock were outstanding and entitled to vote at the special meeting. Each holder of Data Junction common stock on that date will be entitled to one vote for each share held.

The merger cannot be completed unless the merger agreement and the merger are approved by the affirmative vote or consent of a majority of the outstanding shares of Data Junction common stock. As detailed in the section entitled “Security Ownership of Management and Principal Shareholders of Data Junction” at page 144, shareholders representing approximately 96% of the outstanding shares of Data Junction common stock as of the signing of the merger agreement have agreed to vote all of their shares for approval of the merger and adoption of the merger agreement.

The required quorum for the transaction of business at the special meeting is a majority of the shares of Data Junction common stock issued and outstanding on the record date. Abstentions will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum. Abstentions will have the same effect as a vote against the proposals to approve the merger and to adopt the merger agreement. If a quorum is not present at the Data Junction special meeting, we expect that the meeting will be adjourned or postponed to solicit additional proxies.

Stock Ownership of Data Junction’s Management and Certain Principal Shareholders

On August 8, 2003, executive officers, directors and affiliates of Data Junction as a group owned approximately 88% of the outstanding shares of Data Junction common stock.

The directors, executive officers and certain shareholders of Data Junction have indicated their intention to vote their shares of Data Junction common stock in favor of the merger agreement, the merger, and related transactions. Under voting agreements in the form attached as an exhibit to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus, certain directors, executive officers and other shareholders of Data Junction owning approximately 90% of the outstanding shares of Data Junction common stock (assuming the exercise of all outstanding vested stock options prior to the merger) have agreed to vote all of their shares of Data Junction common stock for approval of the merger and adoption of the merger agreement.

Expenses of Proxy Solicitation

Pervasive and Data Junction will each bear its own expenses in connection with the solicitation of proxies for their special meetings, except that Pervasive will pay all printing and filing costs and expenses incurred in connection with the registration statement and this joint proxy statement/prospectus. In addition to solicitation by mail, the directors, officers and employees of Data Junction may solicit proxies from its shareholders, by facsimile, or in person. No additional compensation will be paid to these individuals for any such services.

Voting of Proxies

The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the Data Junction board of directors for use at the special meeting. If you complete, date, sign and return a proxy, the persons named as proxyholders therein will vote your shares as you indicate on the proxy. If you do not specify on the proxy how to vote your shares, the proxy holders will vote your shares in favor of adoption and approval of the merger agreement and approval of the merger. The inspector of elections appointed for the meeting will separately tabulate affirmative and negative votes and abstentions. Abstentions will have the same effect as negative votes.

Subject to your obligations under any voting agreement previously signed by you in connection with the merger, you may revoke your proxy before it is voted by filing with Data Junction’s corporate secretary a written notice of revocation or a duly executed proxy bearing a later date. You may also revoke your proxy by attending the meeting and voting in person. Attending the meeting will not, by itself, revoke a proxy.

How to Revoke Your Proxy

You may revoke your proxy at any time before it is exercised at the meeting by taking any of the following actions:

•	delivering a written notice to the corporate secretary of Data Junction by any means, including facsimile, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•	signing and delivering a proxy relating to the same shares and bearing a later date prior to the vote at the meeting; or

•	attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must bring to the meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.

Data Junction’s board of directors does not know of any matter that is not referred to in this joint proxy statement/prospectus to be presented for action at the meeting. If any other matters are properly brought before the meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.

Recommendation of the Data Junction Board of Directors

The board of directors of Data Junction has unanimously determined that the terms of the merger agreement are fair and in the best interests of Data Junction and the Data Junction shareholders. Accordingly, the Data Junction board of directors unanimously recommends that the Data Junction shareholders vote to approve the merger and adopt the merger agreement.

The matters to be considered at the Data Junction special meeting are of great importance to the shareholders of Data Junction. Accordingly, shareholders are urged to read and carefully consider the information presented in this joint proxy statement/prospectus and to complete, date, sign and promptly return the enclosed proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted.

Data Junction Shareholders should not send any stock certificates with their proxy cards.

THE MERGER

The following discussion summarizes the proposed merger and related transactions. The discussion is not, however, a complete statement of all provisions of the merger agreement and related agreements. Detailed terms of the conditions to the merger and related transactions are contained in the merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A. Statements made in this joint proxy statement/prospectus with respect to the terms of the merger and related transactions are qualified in their entireties by reference to the merger agreement, and you are urged to read the more detailed information set forth in the merger agreement and the other documents attached to this joint proxy statement/prospectus prior to casting a vote.

Background of the Merger and Related Transactions

The terms and conditions of the merger agreement and the merger are the result of arm’s length negotiations between representatives of Pervasive and of Data Junction. The following is a summary of the background of these negotiations.

On an ongoing basis, the board of directors of Pervasive evaluates strategic issues facing Pervasive. In June 2002, Mr. Sikora, the incoming President and Chief Executive Officer of Pervasive, together with certain other officers of Pervasive reviewed and discussed strategic issues with respect to identifying and exploring scenarios in which Pervasive could pursue its growth strategy, improve its competitive position, and enhance stockholder value, as well as options to pursue a business combination or strategic partnership with a range of companies in the various sectors of Pervasive’s industry.

Mr. Sikora and the Pervasive officers identified Data Junction as a candidate with which a business combination might allow Pervasive to pursue its objectives relating to its strategy.

On June 28, 2002 and September 23, 2002, the board of directors of Pervasive had regularly scheduled meetings at which certain officers of Pervasive reported to the board regarding the idea of a strategic transaction in market segments that complement Pervasive’s core business.

On October 8, 2002, Joe Dews of Needham & Company, Inc. visited Pervasive and met with Mr. Sikora, after which Mr. Dews suggested to Mr. Hoskins that he meet with Mr. Sikora to discuss a possible business combination.

On October 23, 2002, Mr. Hoskins and Mr. Sikora had an introductory meeting to discuss a possible business combination.

On October 28, 2002, Pervasive and Data Junction signed a mutual non-disclosure agreement covering the evaluation of a potential relationship between the parties and discussions regarding a proposed transaction began.

On November 7, 2002, following several face-to-face meetings, the officers of Data Junction delivered to Mr. Sikora and certain officers of Pervasive information with respect to Data Junction’s financial condition for the purposes of allowing Pervasive to further evaluate the merits and risks of a possible merger.

On December 5, 2002, the board of directors of Pervasive had a regularly scheduled meeting at which Mr. Sikora and certain other officers of Pervasive reported to the board regarding their initial discussions with Data Junction and regarding the officers’ perspective with respect to how a potential merger or transaction would impact the future direction of Pervasive.

During the month of December 2002, discussions occurred between Pervasive and Data Junction with respect to a possible transaction, and the parties had preliminary discussions regarding an appropriate valuation of Data Junction.

The parties continued to have discussions during the first week of January 2003, at which officers of Data Junction gave presentations regarding certain of Data Junction’s products and Pervasive supplied confidential financial information at the request of Data Junction’s senior management.

On January 7, 2003, Needham & Company, Inc. delivered to Pervasive its accretion analysis and its valuation analysis relating to Data Junction. The parties began focused discussions with respect to the appropriate consideration for a possible merger.

On January 13, 2003, the board of directors of Pervasive met to discuss the opportunity presented to Pervasive and its stockholders by the possible merger with Data Junction. Mr. Hoskins was invited to the meeting, and gave a presentation to the board of directors of Pervasive with respect to Data Junction. The board discussed the status of the proposed transaction, asked Pervasive management detailed questions, and directed management to continue its negotiations.

On January 14, 2003, Mr. Hoskins and Mr. Sikora met to discuss the general terms of a proposed term sheet. Later that day, Mr. Farr emailed an initial draft of the term sheet to Robin Graham of Needham & Company, Inc.

On January 16, 2003, Mr. Sikora, Mr. Blandford and Mr. Grosh had one-on-one meetings to discuss potential future roles at the combined company.

On January 17, 2003, certain officers of Pervasive met internally and discussed in detail various issues related to valuation and accretion issues. Later that day, the board of directors of Pervasive met with Messrs. Hoskins, Grosh and Blandford and authorized management to negotiate a letter of intent.

On January 20, 2003, Pervasive sent the first draft of a letter of intent to Data Junction, and the parties began negotiations regarding the terms and conditions of the proposed transaction. Significant negotiations on the letter of intent continued between the parties through February 1, 2003.

On February 2, 2003, Mr. Sikora and Mr. Farr held a conference call with David Reed, of First Albany Corporation. Later that day, Pervasive and First Albany signed an engagement letter for First Albany to act as Pervasive’s financial advisor with respect to a potential transaction.

On February 3, 2003, the parties met and then suspended negotiations pending the resolution of certain due diligence issues. The proposed transaction remained on hold until late April 2003.

On March 10, 2003, Joe Dews and Robin Graham met with Kevin Armitage of First Albany, the financial advisor to Pervasive.

On March 28, 2003, Mr. Sikora called Mr. Hoskins to discuss updates on the due diligence matters.

On April 17, 2003, Mr. Sikora met with Mr. Hoskins and Mr. Blandford to consider resuming discussions regarding a proposed transaction.

On April 24, 2003, the parties resumed discussion and the exchange of information.

On May 1, 2003, Pervasive delivered a revised letter of intent for a proposed transaction, which was rejected by Data Junction and negotiations were discontinued.

On June 3, 2003, Mr. Sikora called Mr. Hoskins to discuss resuming negotiations.

On June 11, 2003, Pervasive delivered a revised letter of intent to Data Junction, and intense discussions and negotiations regarding the terms of the proposed transaction resumed and continued for the next week.

On June 17 and 18, 2003, the parties met to finalize the fully-negotiated letter of intent. The letter of intent was finalized on June 18, 2003, and that day the parties executed the letter of intent. The due diligence process was accelerated.

During the weeks of June 18, 2003 through the signing of the definitive merger agreement on August 8, 2003, Pervasive conducted extensive legal and financial due diligence on Data Junction, and the parties and legal advisors reviewed and negotiated terms of a proposed definitive merger agreement.

On June 24, 2003, Pervasive delivered an initial draft of the definitive merger agreement to Data Junction.

During the following weeks, the parties continued to negotiate the terms of the merger agreement and conduct due diligence on the parties’ respective businesses.

On July 4, 2003, the parties signed an amendment to the letter of intent, and negotiations with respect to the definitive merger agreement continued. Pervasive and its outside advisors continued their due diligence review, including a meeting between the parties on July 9, 2003 regarding revenue and operations.

On July 13, 2003, the board of directors of Pervasive met, and management reported on the status of the negotiations regarding the definitive merger agreement and on the due diligence review conducted to date. The board and management discussed the timeline of the proposed transaction, the critical open issues, and strategy with respect to resolving these issues. Pervasive’s board directed management to continue with negotiations and with the due diligence review.

On July 22, 2003, the board of directors of Pervasive met, and Pervasive management reported on the updated status of the negotiations regarding the definitive merger agreement and on the due diligence review. The board discussed the timeline of the proposed transaction, addressed the key open issues with respect to due diligence and the definitive merger agreement with Pervasive management, and directed management to continue negotiations and due diligence review.

The parties continued to negotiate the terms of a definitive merger agreement and continued to conduct due diligence through the rest of July and early August 2003.

On August 1, 2003, the parties signed a second amendment to the letter of intent, and met at the Austin, Texas, office of Wilson Sonsini Goodrich & Rosati, Professional Corporation, to discuss final issues relating to Data Junction’s due diligence review of Pervasive. Pervasive’s due diligence review of Data Junction was ongoing.

On August 7, 2003, the Pervasive board of directors held a special meeting at which management and outside legal counsel reported on the finalized terms of the merger agreement and related agreements. Representatives of First Albany reviewed their financial analyses with respect to the proposed merger and delivered an oral opinion (subsequently confirmed in writing) that the merger consideration to be paid was fair to Pervasive and to Pervasive’s stockholders from a financial point of view. After consideration of these presentations, the Pervasive board of directors unanimously approved the merger and the merger agreement, concluding that the business combination with Data Junction was in the best interests of the Pervasive stockholders. Mr. Sikora called Mr. Hoskins to inform him that the board of directors of Pervasive had unanimously approved the merger and the merger agreement.

On August 8, 2003, Mr. Hoskins, Mr. Blandford and Mr. Grosh met with Mr. Sikora, Mr. Seiden and Ms. Thompson to finalize the definitive merger agreement.

Later on August 8, 2003, Pervasive and Data Junction executed the definitive merger agreement and issued a notice to the press regarding the release of information that was to occur on August 11, 2003. On August 8, 2003, Pervasive’s stock price closed at $5.91 per share.

On August 11, 2003, the parties issued a press release announcing the proposed transaction.

Pervasive’s Reasons for Entering into the Merger

The Pervasive board of directors and management have considered a number of alternatives for enhancing Pervasive’s competitive position and stockholder value. The Pervasive board of directors believes that the combined strength and potential of Pervasive and Data Junction presents a significant opportunity to advance those objectives. The Pervasive board of directors unanimously approved the merger agreement and recommends that Pervasive stockholders approve the issuance of common stock in connection with the merger. The decision by the Pervasive board of directors was based on several potential benefits of the merger that it believes will contribute to the future success of the combined company and to the value received by stockholders of Pervasive. These potential benefits include:

•	the unique synergy of this combination, which would improve the combined company’s market position through expanded product offerings and channel and geographic synergies, and which would provide the ability to offer a complete, comprehensive solution;

•	the ability of the combined companies to more comprehensively address the data management needs of enterprises, and the resulting opportunity to expand the customer base;

•	the complementary strategy and technological resources of the combining companies; and

•	the presence of complementary customers and strategic relationships with strong cross-selling opportunities.

In the course of its deliberations regarding the merger, the Pervasive board of directors reviewed with Pervasive’s management and outside advisors a number of factors relevant to the merger, including the strategic overview and prospects for Pervasive. The Pervasive board of directors also considered the following potentially positive factors, among others, in connection with its review and analysis of the merger. The conclusions of the Pervasive board of directors with respect to each of these factors supported its determination that the merger is fair to, and in the best interests of, the Pervasive stockholders:

•	the strategic fit between Pervasive and Data Junction;

•	the belief that the combined companies will be able to expand their position in the global market and establish a leadership position in the data management and data integration market;

•	the belief that the complementary business models and customer bases of Data Junction and Pervasive will provide an opportunity to offer a broader range of complementary products to both new and existing customers;

•	the synergies of the combined company, including improved market position through expanded product offerings, and the ability to offer a complete, comprehensive solution;

•	historical information concerning Data Junction’s and Pervasive’s respective businesses, financial performance and condition, operations, technology, management and competitive position;

•	the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions to the parties’ respective obligations, are reasonable;

•	the financial analysis and opinion of First Albany dated August 7, 2003 to the Pervasive board of directors to the effect that, as of that date and based on and subject to the matters described in its opinion, the consideration to be paid by Pervasive was fair, from a financial point of view, to Pervasive and to Pervasive’s stockholders;

•	the impact of the merger on Pervasive’s customers and employees; and

•	the results of the due diligence review with respect to Data Junction conducted by Pervasive’s management and its financial and legal advisors.

The Pervasive board of directors also considered a number of potentially negative factors in its deliberations concerning the merger. The potentially negative factors considered by the Pervasive board of directors included:

•	the risk that because the exchange ratio provides for no adjustment for changes in the market price of Pervasive common stock, the per share value of the consideration to be received by Data Junction shareholders might be more than the price immediately before the announcement, or on the date of closing, of the merger due to fluctuations in the market value of Pervasive common stock;

•	the risk that the merger might not be completed in a timely manner or at all;

•	the potential negative impact of any customer or supplier confusion after announcement of the proposed merger;

•	the challenges relating to the integration of the two companies;

•	the possibility of management and employee disruption associated with the proposed merger and integrating the operations of the companies, and the risk that, despite the efforts of the combined company, key management, marketing, technical and administrative personnel of Data Junction might not continue with the combined company;

•	the risks relating to Data Junction’s business and how they would affect the operations of the combined company; and

•	the other risks and uncertainties set forth in the section entitled “Risk Factors.”

The foregoing discussion of information and factors considered by the Pervasive board of directors is not intended to be exhaustive but is believed to include all material factors considered by the Pervasive board of directors. In view of the wide variety of factors considered by the Pervasive board of directors, the Pervasive board of directors did not find it practicable to quantify or otherwise assign relative weight to the specific factors considered. In addition, the Pervasive board of directors did not reach any specific conclusion on each factor considered, or any aspect of any particular factor, but conducted an overall analysis of these factors. Individual members of the Pervasive board may have given different weight to different factors. However, after taking into account all of the factors set forth above, the Pervasive board of directors unanimously agreed that the merger is fair to, and in the best interests of, Pervasive stockholders and that Pervasive should proceed with the proposed merger.

For the reasons discussed above, the Pervasive board of directors has unanimously approved the merger agreement, determined that the merger is fair to, and in the best interests of, Pervasive and its stockholders, and recommends that Pervasive stockholders approve the issuance of common stock in connection with the merger.

In considering the recommendation of the Pervasive board of directors with respect to the merger agreement, Pervasive stockholders should be aware that certain directors and officers of Pervasive have interests in the merger that are different from, or are in addition to, the interests of Pervasive stockholders generally. For further detail see the section entitled “The Merger—Interests of Certain Persons in the Merger” on page 57.

Data Junction’s Reasons for Entering into the Merger

The Data Junction board of directors, in the course of reaching its decision to recommend that the Data Junction shareholders vote in favor of the proposal to approve the merger and adopt the merger agreement, consulted with its senior management and its legal and financial advisors and considered a number of factors, including the following factors:

•	the strategic fit between Pervasive and Data Junction;

•	the belief that the combined companies will be able to expand their position in the global market and establish a leadership position in the data management and data integration market;

•	the belief that Pervasive has established credibility as a long-standing, publicly-traded company and as an industry leader;

•	the belief that the complementary business models and customer bases of Data Junction and Pervasive will provide an opportunity to offer a broader range of complementary products to both new and existing customers;

•	the synergies of the combined company, including improved market position through expanded product offerings, and the ability to offer a complete, comprehensive solution;

•	the alternatives available to Data Junction, including potential combinations with third parties, pursuing additional sources of funding or reducing Data Junction’s growth plans, were less attractive than combining with Pervasive;

•	the increased capitalization of the combined company, allowing for increased access to capital markets and potentially reducing the cost of capital;

•	the merger provides Data Junction shareholders with the opportunity to receive cash and Pervasive shares in a tax-free reorganization such that, for federal income tax purposes, Data Junction shareholders will only recognize gain, if any, with respect to the cash they receive in the merger;

•	the liquidity afforded Data Junction shareholders upon exchange of their shares in Data Junction, which are not publicly traded, for shares in Pervasive, which are publicly traded;

•	the merger provides Data Junction shareholders the opportunity to continue to participate in the growth of the business conducted by Pervasive and Data Junction and to benefit from the potential appreciation in the value of Pervasive common shares;

•	historical information concerning Pervasive’s and Data Junction’s respective businesses, financial performance and condition, operations, technology, management and competitive position;

•	current financial market conditions and historical stock market prices, volatility and trading information of Pervasive common stock;

•	the belief that the terms of the merger agreement, including the representations, warranties, covenants and conditions to the parties’ respective obligations, are reasonable in light of the entire transaction;

•	the impact of the merger on Data Junction’s customers and employees;

•	the results of the due diligence investigation of Pervasive conducted by Data Junction’s management, accountants and outside legal counsel; and

•	the view of Data Junction’s management as to the financial condition, results of operations and businesses of Pervasive and Data Junction before and after giving effect to the merger based on management due diligence and publicly available financial estimates for Pervasive. Data Junction’s board of directors believed that, in light of, among other things, market and industry conditions and the potential synergy and compatibility between Data Junction and Pervasive, the long-term financial condition, results of operations, prospects and competitive position of the combined company could be better than the long-term financial condition, results of operations, prospects and competitive position of Data Junction on a stand-alone basis.

The Data Junction board of directors also considered a number of potentially negative factors in its deliberations concerning the merger. The potentially negative factors considered by the Data Junction board of directors included:

•	any perceived or real loss of independence in the data integration arena and effects that could have on Data Junction’s current and potential customers;

•	the challenges associated with merging Data Junction’s substantially end-user, direct sales model with Pervasive’s substantially channel-oriented sales model;

•	the possibility that the corporate culture of Pervasive, a public company, could be substantially different from the corporate culture of Data Junction, a private company;

•	the risk that the merger might not be completed in a timely manner or at all;

•	the challenges relating to the integration of the two companies;

•	the possibility of management and employee disruption associated with the proposed merger and integrating the operations of the companies, and the risk that, despite the efforts of the combined company, key management, marketing, technical and administrative personnel of Data Junction might not continue with the combined company;

•	the risks relating to Pervasive’s business and how they would affect the operations of the combined company; and

•	the other risks and uncertainties set forth in the section entitled “Risk Factors.”

The preceding discussion of the information and factors considered by the Data Junction board of directors is not, and is not intended to be, exhaustive. In light of the variety of factors considered in connection with the Data Junction board of directors’ evaluation of the merger and the complexity of these matters, the board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination. In addition, the Data Junction board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather the Data Junction board of directors conducted an overall analysis of the factors described above. However, after taking into account all of the factors set forth above, the Data Junction board of directors unanimously agreed that the merger is fair to, and in the best interests of, Data Junction and its shareholders and that Data Junction should proceed with the merger.

Opinion of Pervasive’s Financial Advisor

Pervasive retained First Albany as its financial advisor in connection with an opinion to the board of directors of Pervasive as to the fairness, from a financial point of view, to Pervasive and to Pervasive’s stockholders of the terms of the proposed acquisition of Data Junction Corporation. The Pervasive board of directors selected First Albany to act as Pervasive’s financial advisor in connection with the fairness opinion based on First Albany’s qualifications, expertise and reputation as well as its knowledge of the technology industry. On August 7, 2003, at the special meeting of the board of directors held to evaluate the proposed merger, First Albany delivered to the Pervasive board of directors an oral opinion, which was subsequently confirmed by a written opinion dated August 7, 2003, to the effect that, as of August 7, 2003 and based upon the facts and circumstances as they existed at that time, and subject to the assumptions made, matters considered and limits of review set forth in the opinion, the merger consideration was fair, from a financial point of view, to Pervasive and to Pervasive’s stockholders. The amount of the consideration was determined through negotiations between Pervasive and Data Junction and not as a result of recommendations by First Albany. First Albany was not asked to consider, and its opinion did not address, the relative merits of the proposed merger as compared to any alternative business strategy that may exist for Pervasive. First Albany’s opinion is not a recommendation as to the merger presented to the stockholders and does not constitute an opinion as to how the prices of the securities of Pervasive may trade in the future.

The full text of the opinion delivered by First Albany to the Pervasive board of directors, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the scope of review undertaken by First Albany in rendering its opinion, is attached as Annex B to this document and is incorporated herein by reference.

First Albany’s opinion is directed to the Pervasive board of directors and addresses only the fairness, from a financial point of view, to Pervasive and to Pervasive’s stockholders of the consideration to be paid in the merger.

The summary of First Albany’s opinion set forth below is qualified in its entirety by reference to the full text of its opinion attached to this joint proxy statement/prospectus as Annex B. Pervasive stockholders are urged to read the opinion carefully in its entirety.

In connection with rendering its opinion, First Albany, among other things:

•	reviewed certain publicly available business and financial data relating to Pervasive;

•	reviewed certain financial and operating information with respect to the business, operations and prospects of Pervasive and Data Junction furnished to First Albany by Pervasive, including financial projections for Pervasive and for Data Junction with respect to fiscal year 2004 (ending June 30, 2004), prepared by the management of Pervasive;

•	compared the financial performance of Pervasive and the prices and trading activity of Pervasive’s common stock with those of other companies that First Albany deemed relevant;

•	compared the financial terms of the proposed merger with the financial terms, to the extent publicly available, of other transactions First Albany deemed relevant;

•	held discussions with the respective managements of Pervasive and Data Junction concerning the past and current business operations, financial condition and prospects of Pervasive and Data Junction, respectively;

•	reviewed the financial terms and conditions of the proposed merger set forth in drafts of the merger agreement provided to First Albany prior to the date of its opinion;

•	participated in discussions among representatives of Pervasive and Data Junction and their financial and legal advisors; and

•	made such other studies and inquiries, and considered such other information, financial studies, analyses and investigations and financial, economic and market criteria, as First Albany deemed relevant.

First Albany’s opinion is based on market, economic and other conditions and circumstances involving Pervasive, Data Junction and their respective industries as they were in effect on, and which, by necessity, could only be evaluated on, the date of the First Albany opinion. First Albany assumed no responsibility to update or revise its opinion based upon events or circumstances occurring after the date hereof.

In connection with its review and arriving at its opinion, with the consent of the Board of Directors of Pervasive, First Albany:

•	assumed that the final executed form of the merger agreement did not differ in any material respect from the draft that First Albany examined at the date of its opinion, and that proposed acquisition of Data Junction would be consummated in accordance with the terms described in the merger agreement, without amendments, modifications to or waivers thereto;

•	relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with First Albany by Pervasive and Data Junction or otherwise publicly available, and have assumed that there were no material changes in the business operations, financial condition or prospects of Pervasive or Data Junction since the respective dates of such information;

•	did not assume any responsibility for independent verification of any of the information referred to above and relied on it as being complete and accurate in all material respects;

•	assumed that the financial forecasts relating to Pervasive and Data Junction referred to above were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Pervasive as to the future financial performance of Pervasive and Data Junction; and

•	did not conduct a physical inspection or make any independent evaluation or appraisal of any of the assets, properties or facilities of Pervasive or Data Junction, nor was First Albany furnished with any such evaluation or appraisal.

The following is a summary of the significant financial analyses used by First Albany in connection with the rendering of its opinion. The following summary, however, does not purport to be a complete description of the financial data presented or analyses performed by First Albany. The financial analyses summarized below include information presented in tabular format. In order to understand the financial analyses fully, the tables must be read together with the text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses.

Selected Comparable Public Company Analysis

Using publicly available information, First Albany compared selected financial information, ratios and public market multiples for Data Junction to the corresponding data for the following eight publicly-traded software companies, all of which are broadly comparable to Data Junction:

•	Progress Software Corporation;

•	TIBCO Software, Inc.;

•	Vitria Technology, Inc.;

•	Informatica Corporation;

•	Ascential Software Corporation;

•	Group 1 Software, Inc.;

•	webMethods, Inc.; and

•	DataMirror Corporation.

Although none of the selected companies is directly comparable to Data Junction, the comparable companies were chosen because, for purposes of the analysis, First Albany considered them comparable to Data Junction in that these companies are independent software companies in lines of business that are reasonably similar to that of Data Junction.

First Albany reviewed, among other information, the comparable companies’ multiples of total enterprise value, referred to as TEV, which consists of the market value of the particular company’s equity plus the total debt minus cash, cash equivalents and marketable securities of the company to:

•	calendar year 2002 revenue and fiscal year 2003 (ending June 30) revenue, referred to as CY 2002A and FY 2003A revenue, respectively;

•	estimated fiscal year 2004 (ending June 30) revenue, referred to as FY 2004E revenue;

•	calendar year 2002 earnings before interest and taxes, referred to as CY 2002A EBIT; and

•	estimated fiscal year 2004 (ending June 30) earnings before interest and taxes, referred to as FY 2004E EBIT.

All of the multiples were based on closing stock prices on July 29, 2003. Actual financial and operating data for Data Junction was based on information provided by Data Junction management. Estimated financial and operating data for Data Junction was based on information and internal estimates of the management of Pervasive, and for the selected comparable companies was based on publicly available research analysts’ estimates. Actual financial and operating data was based on the respective companies’ relevant Securities and Exchange Commission filings.

First Albany applied a range of selected multiples derived from the selected comparable companies to the corresponding CY 2002A, FY 2003A, and FY 2004E revenues as well as the corresponding CY 2002A and FY 2004E EBIT of Data Junction. This analysis indicated the following implied enterprise value range for Data Junction of approximately $35.2 million to $47.0 million, as compared to the value of the consideration to be paid in the proposed merger of approximately $46.6 million:

($ in millions)
Implied Enterprise Value Range		Value of Consideration to be Paid
Low	High	Enterprise Value
$35.2	$47.0	$46.6

Control Premium Analysis

Using publicly available information, First Albany reviewed selected technology deals with enterprise values between $25 million and $200 million, which were announced between January 1, 2001 and July 25, 2003. Based upon the mean and median historical control premiums paid to the acquired company’s closing market prices one day prior to the announcement of each respective transaction for these selected deals, First Albany applied a control premium of 30.0% to the enterprise valuations implied by the foregoing comparable companies analyses. The result of this analysis are summarized below:

($ in millions)
Comparable Companies Implied Enterprise Value Range			Implied Enterprise Value Range
Low	High	Control Premium	Low	High
$35.2	$47.0	30.0%	$45.8	$61.1

Value of Consideration to be Paid in Transaction			$46.6

Selected Precedent Transaction Analysis

Using publicly available information, First Albany reviewed financial information relating to the following selected transactions in the software industry since January 2002:

Acquiror	Target
Hyperion Solutions Corporation.	Brio Software, Inc.
Business Objects S.A.	Crystal Decisions, Inc.
The Sage Group plc	Timberline Software Corporation
Mercury Interactive Corporation	Kintana, Inc.
BMC Software, Inc.	IT Masters International S.A.
Itron Inc.	Silicon Energy Corp.
Cognos Incorporated	Adaytum, Inc.
VERITAS Software Corporation	Precise Software Solutions Ltd.
International Business Machines Corporation (IBM)	Rational Software Corp.
Borland Software Corporation	TogetherSoft Corporation
Documentum, Inc.	eRoom Technology, Inc.
Business Objects S.A.	Acta Technology, Inc.
Ascential Software Corporation	Vality Technology, Inc.
TIBCO Software, Inc.	Talarian Corporation

First Albany chose the selected transactions because they were business combinations that, for the purposes of the analysis, First Albany considered to be reasonably similar to the proposed merger in that these transactions involved the acquisition of companies in the software industry and in lines of business that are reasonably similar to that of the Data Junction.

First Albany reviewed, among other things, the multiples of the transaction enterprise value of the business combination, which consist of the transaction value of the target company’s equity plus the total debt minus cash, cash equivalents and marketable securities, of the target company to:

•	latest twelve months revenue, referred to as LTM revenue; and

•	next twelve months revenue, referred to as NTM revenue.

Actual financial and operating data for Data Junction was based on information provided by Data Junction management. Estimated financial and operating data for Data Junction was based on information and internal estimates of the management of Pervasive. Estimated and actual financial and operating data for the transactions was based on relevant Securities and Exchange Commission filings, press releases and publicly available research analysts’ estimates.

First Albany applied a range of selected multiples derived from the selected transactions to the corresponding LTM revenues and NTM revenues of Data Junction. This analysis indicated the following implied enterprise value range for Data Junction of approximately $36.8 million to $73.6 million, as compared to the value of the consideration to be paid in the proposed merger of approximately $46.6 million:

($ in millions)
Implied Enterprise Value Range (1)		Value of Consideration to be Paid
Low	High	Enterprise Value
$36.8	$73.6	$46.6

(1)	LTM revenue multiples for the acquisitions of Brio Software, Inc., Timberline Software Corporation, Precise Software Solutions Ltd., and Acta Technology, Inc. were deemed outliers, and were therefore excluded from the summary statistics. The NTM revenue multiple for the acquisition of Brio Software, Inc. was deemed as an outlier, and was therefore excluded from the summary statistics.

Pervasive Software Inc

Selected Comparable Public Company Analysis:

Using publicly available information, First Albany compared selected financial information, ratios and public market multiples for Pervasive to the corresponding data for the following six publicly-traded software companies all of which are broadly comparable to Pervasive:

•	Sybase, Inc.;

•	Progress Software Corporation;

•	Group 1 Software, Inc.;

•	Hummingbird Ltd.;

•	Embarcadero Technologies Inc.; and

•	Actuate Corporation.

Although none of the selected companies is directly comparable to Pervasive, the companies were chosen because, for purposes of the analysis, First Albany considered them comparable to Pervasive in that these companies are software companies with products, services, or operating profiles that are reasonably similar to that of Pervasive.

First Albany reviewed, among other information, the comparable companies’ multiples of total enterprise value, referred to as TEV, which consists of the market value of the particular company’s equity plus the total debt minus cash, cash equivalents and marketable securities of the company to:

•	calendar year 2002 revenue, referred to as CY 2002A revenue;

•	estimated calendar year 2003 revenue and estimated calendar year 2004 revenue, referred to as CY 2003E and CY 2004E revenue, respectively;

•	calendar year 2002 earnings before interest and taxes, referred to as CY 2002A EBIT; and

•	estimated calendar year 2003 earnings before interest and taxes and estimated calendar year 2004 earnings before interest and taxes, referred to as CY 2003E and CY 2004E EBIT, respectively.

First Albany also reviewed, among other information, the comparable companies’ price-earnings ratio for calendar year 2002, as well as estimated price-earnings ratios for calendar years 2003 and 2004, respectively.

All of the multiples were based on closing stock prices on July 29, 2003. Multiples for the selected companies and Pervasive were based on relevant Securities and Exchange Commission filings and publicly available research analysts’ estimates. This analysis indicated the following implied multiples for the selected companies, as compared to the multiples implied for Pervasive:

Implied Enterprise Value Multiples of Selected Companies

	Low	Mean	Median	High	Pervasive
Revenue
CY 2002A	1.24x	2.08x	1.79x	3.80x	1.86x
CY 2003E	1.19x	1.96x	1.71x	3.57x	1.79x
CY 2004E	1.07x	1.68x	1.43x	3.02x	1.77x
EBIT
CY 2002A	9.2x	17.8x	21.3x	22.8x	11.1x
CY 2003E	8.8x	15.8x	17.0x	19.7x	10.3x
CY 2004E	7.7x	10.4x	10.2x	13.4x	9.3x

Price-Earnings Ratios of Selected Companies

	Low	Mean	Median	High	Pervasive
CY 2002A	15.1x	29.1x	35.0x	37.2x	21.4x
CY 2003E	15.5x	25.0x	27.7x	34.1x	21.3x
CY 2004E	13.8x	18.7x	18.8x	24.8x	20.9x

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not susceptible to partial analysis or summary descriptions. In arriving at its opinion, First Albany made qualitative judgments as to the significance and relevance of each analysis and factor considered by it, and based on the results of all the analyses undertaken by it and assessed as a whole. First Albany did not draw conclusions, in isolation, from or with regard to any one factor or method of analysis. Accordingly, First Albany believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses set forth in its opinion.

In performing its analyses, First Albany made numerous assumptions with respect to industry performance, general business, financial, market and economic conditions and other matters, many of which are beyond the control of Pervasive and Data Junction. No company, transaction or business used in those analyses as a comparison is identical to Data Junction, Pervasive, or the Transaction, nor is an evaluation of the results entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the operating results, public trading or other values of the companies or transactions being analyzed.

The estimates contained in the analyses performed by First Albany and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than suggested by these analyses. Accordingly, such estimates are inherently subject to substantial uncertainty and neither Pervasive nor First Albany assumes responsibility for the accuracy of such analyses and estimates. In addition, analyses relating to the value of securities do not purport to be appraisals or to reflect the prices at which a business might actually be sold or the prices at which any securities may trade at the present time or at any time in the future.

Pursuant to its letter agreement with Pervasive, First Albany will receive a transaction fee of $400,000 for its role as financial advisor to Pervasive. Pervasive has already paid First Albany $275,000 in connection with the delivery of its fairness opinion. Pervasive is obligated to deliver the remaining $125,000 of the transaction fee upon the closing of the merger. Pervasive has also agreed to indemnify and hold harmless First Albany and its affiliates and any director, officer, agent or employee of First Albany or any of its affiliates, or any person controlling First Albany or its affiliates, for losses, expenses, claims or proceedings relating to or arising out of its engagement by Pervasive. The terms of the fee arrangement with First Albany, which Pervasive and First Albany believe are customary in transactions of this nature, were negotiated at arm’s-length between Pervasive and First Albany.

First Albany is a full-service investment banking and capital markets securities firm which is engaged on a regular basis in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate, estate and other purposes. As a customary part of its business, First Albany may from time to time effect transactions for its own account or for the account of its customers, and hold positions (long or short) in securities of, or options on, securities of Pervasive. First Albany does not currently hold positions in, or options on, securities of Pervasive, nor does First Albany have any current intention to do so.

Interests of Certain Persons in the Merger

When considering the recommendations of the boards of directors of Pervasive and Data Junction, you should be aware that certain executive officers and directors of Pervasive and Data Junction have interests in the merger and have arrangements that are different from, or are in addition to, those of the stockholders of Pervasive and Data Junction generally. The boards of directors of Pervasive and Data Junction were aware of these interests and considered them, among other matters, in approving the principal terms of the merger, the merger agreement and the transactions contemplated thereby.

Share Ownership of Newly-Appointed Member of the Pervasive Board of Directors

Following the merger, the board of directors of the combined company will consist of eight members, including the seven current members of Pervasive’s board of directors and a newly-appointed director, Michael Hoskins, who is currently the President of Data Junction. Subject to the completion of the proposed merger, Mr. Hoskins will no longer be employed as Data Junction’s President. As of August 8, 2003, Mr. Hoskins held, directly and indirectly, 6,963,750 shares of Data Junction common stock (assuming the exercise of all outstanding vested options to purchase Data Junction common stock held by Mr. Hoskins). In addition, Mr. Hoskins, Mr. Blandford and Mr. Grosh, who hold 14,586,250 shares of Data Junction’s common stock together as of September 17, 2003 (assuming the exercise of all outstanding vested options to purchase Data Junction common stock held by Mr. Hoskins, Mr. Blandford and Mr. Grosh), will receive approximately 82.54% of the merger consideration (assuming the exercise of all outstanding vested options to purchase Data Junction common stock) if there are no adjustments to the consideration amount or claims against the escrows established in connection with the merger.

Employment with Pervasive

One condition to the closing of the Merger is that Mr. Hoskins, Mr. Grosh and Mr. Blandford will have received offers of “at-will” employment with Pervasive. Pursuant to such employment, Mr. Hoskins, Mr. Grosh and Mr. Blandford will be offered positions as executive officers of Pervasive and will be entitled to salaries and certain benefits commensurate with other executive officers of Pervasive.

Indemnification

Directors and executive officers of Pervasive and Data Junction have customary rights to indemnification against losses incurred as a result of actions or omissions occurring prior to the effective time of the merger. In addition, the Pervasive board of directors intends to maintain such customary rights to indemnification for the foreseeable future following the effective time of the merger. For more information regarding indemnification of Pervasive’s directors and officers, see “Certain Relationships and Related Transactions of Pervasive” on page 121.

Transfers under Rule 144

The issuance of Pervasive common stock in connection with the merger will increase the number of shares of outstanding Pervasive common stock and, subsequent to the expiration of lock-up agreements between Pervasive and certain of Data Junction’s principal shareholders, is expected to result in greater share trading volume, which will affect the Rule 144 volume limitations that apply to affiliates of the combined company. This increase in the number of shares of outstanding Pervasive common stock may help facilitate broader transfers of shares by affiliates.

As a result of these various arrangements, the directors and executive officers of Pervasive and Data Junction may be more likely to vote in favor of recommending the approval of the issuance of Pervasive common stock in connection with the merger or the approval of the merger and the adoption of the merger agreement than if they did not hold these interests.

Regulatory Approvals

We are not aware of the need to obtain any regulatory approvals in order to consummate the merger other than the following:

•	effectiveness of the registration statement of which this joint proxy statement/prospectus is a part;

•	approval to list the shares of Pervasive common stock to be issued in connection with the proposed merger on the Nasdaq National Market; and

•	filings under applicable state securities laws.

We intend to try to obtain these approvals and any additional regulatory approvals that may be required. However, we cannot assure you that we will be able to obtain any approvals.

Accounting Treatment of the Merger

The merger will be accounted for by Pervasive as a “purchase” under the purchase method of accounting in accordance with the generally accepted accounting principles of the United States of America. Subsequent to the merger, the results of operations of Data Junction will be included in the consolidated financial statements of Pervasive. The purchase price will be allocated based on the fair values of the assets acquired and the liabilities assumed. Pursuant to Statements of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangibles that are deemed to have an indefinite life will no longer be subject to amortization over their estimated useful life. Rather, goodwill and these certain intangibles will be subject to at least annual assessment for impairment based on a fair value test. Identified intangible assets with finite lives will be amortized over those lives. A final determination of the intangible asset values and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Pervasive will determine the fair value of assets and liabilities and will make appropriate business combination accounting adjustments. However, for purposes of disclosing unaudited pro forma information in this joint proxy statement/prospectus, Pervasive has made a preliminary determination of the purchase price allocation, based upon current estimates and assumptions, which is subject to revision upon consummation of the merger.

Restrictions on Sales of Pervasive Common Stock by Affiliates of Data Junction

The shares of Pervasive common stock to be issued in connection with the proposed merger will be registered under the Securities Act. As a condition to Pervasive’s willingness to enter into the merger agreement, Data Junction shareholders who hold at least 1.5% of the outstanding capital stock of Data Junction have entered into affiliate agreements and Data Junction shareholders who hold at least 0.5% of the outstanding capital stock of Data Junction have entered into lock-up agreements. By entering into the lock-up agreements with Pervasive, these Data Junction shareholders, subject to certain conditions and exceptions, agreed to limit the sale or transfer of shares of Pervasive common stock that the shareholders may receive in connection with the proposed merger. The shareholders have agreed not to sell or otherwise transfer any shares of Pervasive common stock received in connection with the proposed merger for a period of 270 days following the completion of the merger. After the 270 day period following the completion of the merger, the shareholders are no longer subject to the limitations imposed by the lock-up agreements. The shareholders have also agreed to sell shares of Pervasive common stock received in connection with the proposed merger only in compliance with the time and volume limitations of Rule 144 as if such holder was an “Affiliate” as such term is defined in Rule 144. In addition, affiliates at the time the merger is submitted to the shareholders for vote or consent may not sell their shares of Pervasive common stock acquired in connection with the merger except pursuant to an effective registration statement under the Securities Act covering the resale of those shares, an exemption under paragraph (d) of Rule 145 under the Securities Act, or any other applicable exemption under the Securities Act. Under the terms of the merger agreement Pervasive will be entitled to place appropriate legends on the certificates evidencing any Pervasive common stock to be received by the affiliates and to issue stop transfer instructions to the transfer agent for the Pervasive common stock received by the affiliates.

Listing on the Nasdaq National Market of Pervasive Common Stock to be Issued in the Merger

It is a condition to the completion of the merger that the shares of Pervasive common stock to be issued in the merger be approved for listing on the Nasdaq National Market, subject to official notice of issuance prior to the effective time of the merger.

THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. The following is not a complete statement of all of the terms of the merger agreement. Statements made in this joint proxy statement/prospectus are qualified by reference to the more detailed information and terms found in the merger agreement. You are encouraged to read the entire merger agreement before voting your shares.

The Merger; Closing; Effective Time

The merger agreement provides that Ramal Acquisition Corp., a newly-formed, wholly-owned subsidiary of Pervasive will survive the merger as a wholly-owned subsidiary of Pervasive.

The closing of the merger will occur on the later of September 30, 2003 or first business day after the last of the conditions to the merger have been satisfied or waived, or at another time as Pervasive and Data Junction agree. At the time of the closing, Pervasive and Data Junction will file a certificate of merger with the Secretary of State of the State of Texas and with the Secretary of State of the State of Delaware. The merger will become effective upon the filing of the certificates or at another time as Pervasive and Data Junction agree. We currently expect that the closing of the merger will take place in the fourth calendar quarter of 2003. However, because the merger is subject to stockholder approvals and other customary conditions, we cannot predict exactly when the closing will occur.

Merger Consideration; Exchange Ratios

In consideration for the merger, Pervasive will pay up to $22,100,000 in cash and will issue up to 5,000,000 shares of Pervasive common stock to the holders of Data Junction common stock. Accordingly, immediately prior to the effective time of the merger, each issued and outstanding share of Data Junction common stock will be exchanged for cash and shares of Pervasive common stock. Under the terms of the merger agreement, the amount of the cash portion of the merger consideration will be reduced if, as of the closing, the net tangible equity of Data Junction, as reflected in its closing balance sheet, is less than $6,085,786. If you are a holder of Data Junction common stock, you will be entitled to receive approximately $1.250653 in cash and 0.282953 of a share of Pervasive common stock for each share of Data Junction common stock that you own (assuming that the merger consideration is not adjusted pursuant to the merger agreement and that all outstanding options to purchase Data Junction common stock are exercised prior to closing).

Pervasive will adjust the exchange ratios to reflect any reclassification, stock split, stock dividend, reorganization or other similar change with respect to Pervasive common stock or Data Junction common stock occurring before the effective time of the merger. Otherwise, the exchange ratio for Data Junction’s common stock set forth above is fixed. As a result, the number of shares of Pervasive common stock that you are entitled to receive in the merger will not change due to fluctuations in the market price of Pervasive common stock. The number of shares of Pervasive common stock that you are entitled to receive in the merger may change however, if the merger consideration is adjusted pursuant to the merger agreement or if less than 100% of Data Junction’s outstanding stock options are exercised prior to the completion of the merger. In addition, neither Pervasive nor Data Junction has the right to terminate the merger agreement or renegotiate the exchange ratio as a result of market price fluctuations.

Conversion of Shares

Promptly after the closing of the merger, Pervasive will mail to each Data Junction shareholder a letter of transmittal and instructions for effecting the exchange of Data Junction stock certificates for stock certificates representing shares of Pervasive common stock. Upon surrender of a Data Junction stock certificate for cancellation to Pervasive, together with the letter of transmittal and a shareholder certificate, the Data Junction shareholder will receive a certificate representing the number of shares of Pervasive common stock to which the shareholder is entitled, less the portion placed in the escrow funds. For further detail regarding the escrow funds, see the section entitled “Escrow Arrangements; Reimbursements” beginning on page 66. Surrendered Data Junction stock certificates will be canceled.

Data Junction shareholders should not forward Data Junction stock certificates to the exchange agent until they have received a letter of transmittal. Data Junction shareholders should not return Data Junction stock certificates with their proxy or consent.

No Fractional Shares

Pervasive will not issue any fractional shares of common stock in the merger. Instead, the number of shares of Pervasive common stock that would otherwise be received by each Data Junction shareholder will be rounded down to the nearest whole share, and cash will be given in lieu of the fractional share.

Distributions with Respect to Unexchanged Shares

No dividends or other distributions declared or made after the effective time of the merger agreement with respect to Pervasive common stock will be paid to the holders of any unsurrendered Data Junction stock certificates with respect to the shares of Pervasive common stock represented by such Data Junction stock certificates until the holders of the stock certificates surrender them in accordance with the letter of transmittal.

Lost, Stolen or Destroyed Certificates

If any Data Junction stock certificate is lost, stolen or destroyed, a Data Junction shareholder must provide an appropriate affidavit certifying that fact. Pervasive may require a Data Junction shareholder to deliver a bond as indemnity against any claim that may be made against Pervasive with respect to any lost, stolen or destroyed certificate.

Shares to be Issued in Another Name

If any certificate for shares of Pervasive common stock is to be issued in a name other than the name in which the Data Junction stock certificate being exchanged is registered, the Data Junction stock certificate must be properly endorsed and otherwise in proper form for transfer. Furthermore, the person requesting the exchange will have to pay Pervasive or any agent designated by Pervasive any transfer or other taxes required by reason of the issuance of the Pervasive certificate in any name other than that of the registered holder of the Data Junction stock certificate surrendered, or establish to the satisfaction of Pervasive or its agent that the tax has been paid or is not payable.

Cancellation of Outstanding Data Junction Stock Options

At the effective time of the merger, each of the outstanding options or other rights to acquire shares of Data Junction capital stock which has not been exercised prior to the merger, whether vested or unvested and whether or not exercisable, will be canceled without consideration.

Representations and Warranties

The merger agreement contains customary representations and warranties made by Data Junction and Pervasive.

Data Junction’s Representations and Warranties

The representations and warranties made by Data Junction relate to various aspects of Data Junction’s and its subsidiaries’ business, including:

•	organization and good standing as a corporation;

•	authorization, execution, delivery and enforceability of the merger agreement and related agreements;

•	capital structure;

•	accuracy of financial statements;

•	accuracy of corporate books and records;

•	title to properties and absence of liens and encumbrances;

•	accuracy of accounts receivable;

•	absence of undisclosed liabilities;

•	tax matters;

•	absence of certain changes in the business;

•	employee matters and employee benefit plans;

•	compliance with laws;

•	absence of litigation;

•	certain types of agreements, contracts and commitments;

•	insurance matters;

•	compliance with environmental laws and regulations;

•	intellectual property matters;

•	absence of certain types of transactions with related parties;

•	receipt of unanimous board approval;

•	shareholder voting requirements;

•	brokers’ and finders’ fees and third party expenses incurred in connection with the merger;

•	accuracy and completeness of portions of this joint proxy statement/prospectus; and

•	completeness of representations made.

The representations and warranties of Data Junction, other than those related to intellectual property, will terminate one year from the closing of the merger and the representations and warranties of Data Junction related to intellectual property will terminate three years from closing. A portion of the cash payable and shares of Pervasive common stock issuable in connection with the merger to the Data Junction shareholders will be placed in an escrow fund and serve as a source of indemnification to Pervasive for, among other things, losses arising from any breach by Data Junction of its representations and warranties in the merger agreement. In addition, that number of shares equal to 5% of the merger consideration (valued at closing) will be placed into a separate escrow fund to serve as a source of indemnification to Pervasive for, among other things, losses arising from any breach by Data Junction of its representations and warranties regarding intellectual property. For a more detailed description of the escrow fund and Data Junction’s reimbursement obligations, see the section entitled “Escrow Arrangements; Reimbursement” beginning on page 66.

In addition, Michael Hoskins, Darrell Blandford, Gregory Grosh and Ron Dougherty (the Principal Shareholders of Data Junction), have also made certain representations and warranties relating to Data Junction’s intellectual property. These representations and warranties terminate two years from the closing of the merger. Pervasive is entitled to seek indemnification from these Principal Shareholders for losses arising from any breach of those representations and warranties made by the Principal Shareholders.

Pervasive’s Representations and Warranties

The representations and warranties made by Pervasive relate to various aspects of Pervasive’s business, including:

•	organization and good standing as a corporation;

•	authorization, execution, delivery and enforceability of the merger agreement and related agreements;

•	compliance with corporate governance documents;

•	accuracy and completeness of portions of this joint proxy statement/prospectus; and

•	receipt of board approval.

All representations and warranties of Pervasive terminate one year from the closing of the merger.

The representations and warranties contained in the merger agreement are complicated and not easily summarized. You are urged to carefully read Sections 4 and 5 of the merger agreement entitled “Representations and Warranties of the Company,” relating to Data Junction, and “Representations and Warranties of Parent,” relating to Pervasive.

Co venants

Conduct of Data Junction’s Business Prior to the Merger

Data Junction has agreed in the merger agreement that, while the merger is pending, it will carry on its business in its usual customary manner. Furthermore, Data Junction has committed to conduct its business during the pendency of the merger in compliance with specific restrictions relating to the following:

•	restricted stock and stock options;

•	employees and employee benefits, including bonuses, severance and termination payments;

•	intellectual property;

•	issuance of dividends or other distributions;

•	issuance, encumbrance and redemption of securities;

•	amendment to its charter documents;

•	the acquisition of assets or other entities;

•	sale, lease, license and disposition of properties and assets;

•	incurrence of indebtedness;

•	adoption amendment or increase of employee benefit plans, policies or arrangements;

•	payment or settlement of liabilities;

•	modification, amendment or termination of material contracts;

•	revaluation of assets or changing of accounting policies and procedures;

•	actions that could be expected to impact the treatment of the merger as a “reorganization” under the Internal Revenue Code of 1986, as amended (the “Code”); and

•	making of tax elections or changing accounting methods.

A complete list of these actions is set forth in Section 6.3 of the merger agreement entitled “Operation of the Businesses,” which is included as Annex A to this joint proxy statement/prospectus.

No Solicitation by Data Junction of Other Offers

Data Junction agreed that, while the merger is pending, it will not directly or indirectly, through any officer, director, employee, shareholder, affiliate representative or agent, take any action to solicit, initiate, seek, support, entertain, encourage or participate in any negotiations regarding or cooperate with any inquiry proposal or offer from, or furnish any information to, any third party regarding any merger or consolidation with or involving Data Junction or any acquisition of any stock or any assets of Data Junction.

Meetings of Stockholders

Pervasive is obligated under the merger agreement to hold and convene the Pervasive special meeting of stockholders for purposes of the consideration and voting on the issuance of shares of Pervasive common stock in connection with the merger. Pervasive’s board of directors will recommend that Pervasive’s stockholders vote in favor of the issuance of Pervasive’s common stock in connection with the merger.

Data Junction is obligated under the merger agreement to hold and convene the Data Junction special meeting of shareholders for purposes of approval of the proposed merger and adoption of the merger agreement. Data Junction’s board of directors will recommend that Data Junction’s shareholders vote in favor of approval of the proposed merger and adoption of the merger agreement.

Other Agreements

Listing of Pervasive Common Stock on Nasdaq

Pervasive has agreed to authorize the listing of the Pervasive common stock to be issued in connection with the merger on the Nasdaq National Market, upon official notice of issuance prior to the effective time of the merger.

Board of Directors of Pervasive After the Merger

Upon completion of the proposed merger, pursuant to the terms of the merger agreement, the Pervasive board of directors will consist of the seven current members of the Pervasive board of directors and Michael Hoskins, currently the President of Data Junction.

Conditions to Closing

There are numerous conditions that have to be satisfied or waived before the merger can be completed. These conditions are divided into two categories and are summarized below.

The obligations of Pervasive to complete the merger are subject to the following conditions:

•	the representations and warranties of Data Junction must be accurate in all material respects as of the date of the merger agreement and as of the closing date of the merger, except that certain specifically enumerated representations and warranties may be inaccurate as of the closing date of the merger so long as the inaccuracy would not have a material adverse effect and certain other specifically enumerated representations and warranties must be accurate in all respects as of the date of the merger agreement and the as of the closing date of the merger;

•	Data Junction must have performed or complied in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by Data Junction at or before the completion of the merger;

•	no court order or other legal restraint or prohibition preventing the consummation of the merger may be in effect or pending;

•	Pervasive shall have received a certificate of the President and Secretary of Data Junction with respect to the accuracy of Data Junction’s representations and warranties and performance by Data Junction of its covenants and obligations pursuant to the merger agreement;

•	certain consents, waivers and approvals required to consummate the merger shall have been obtained;

•	certain employees of Data Junction shall have accepted employment with Pervasive or Ramal Acquisition Corp.;

•	Pervasive shall have received an opinion from its tax counsel that the merger will constitute a reorganization under the Code;

•	the merger agreement must have been adopted by the holders of at least 85% of the Data Junction common stock outstanding;

•	Pervasive shall have received an estimated closing balance sheet three days prior to the closing;

•	a material adverse effect on Data Junction shall not have occurred;

•	the shareholders of Data Junction shall have approved any payments that may be deemed to constitute “parachute payments” pursuant to Section 280G of the Code or shall have voted upon and disapproved such payments;

•	Data Junction shall have provided all optionholders notice of termination and such outstanding options shall have been properly terminated;

•	Data Junction shall have taken certain actions with respect to its relationships with international distributors and consultants;

•	the registration statement, of which this joint proxy statement/prospectus is a part, must have been declared effective by the Securities and Exchange Commission;

•	Data Junction shall have obtained continued coverage for its errors and omissions policy for a period of one year from the closing;

•	Data Junction shall have properly terminated all pension plans;

•	Data Junction shall have obtained written extensions for all real property leases;

•	since the date of the merger agreement, no legal proceedings shall have been commenced or threatened against Data Junction or any person or entity affiliated with Data Junction that would effect the Merger or Data Junction;

•	the consummation of the merger and the performance of agreements in connection with the merger shall not be prohibited by law or court order;

•	shares of Data Junction common stock held by shareholders who have exercised and perfected appraisal rights in accordance with the applicable provisions of Texas law shall not comprise greater than 5% of total shares of Data Junction common stock outstanding immediately prior to the closing of the merger;

•	certain of Data Junction’s principal shareholders shall have entered into lock-up agreements and affiliates agreements with Pervasive; and

•	Data Junction shall have delivered to Pervasive certain assignments of intellectual property.

The obligations of Data Junction to complete the merger are subject to the following conditions:

•	Pervasive’s representations and warranties must be materially accurate as of the date of the merger agreement and as of the closing date of the merger;

•	Pervasive must have performed or complied in all material respects with all of its agreements and covenants required by the merger agreement to be performed or complied with by Pervasive at or before the completion of the merger;

•	Data Junction shall have received a certificate of a duly authorized officer of Pervasive and Ramal Acquisition Corp. with respect to the accuracy of Pervasive’s representations and warranties and performance by Pervasive of its covenants and obligations pursuant to the merger agreement;

•	Data Junction shall have received an opinion from its tax counsel that the merger will constitute a reorganization under the Code;

•	Pervasive or Ramal Acquisition Corp. shall have delivered offer letters of employment to Michael Hoskins, Darrell Blandford and Gregory Grosh;

•	the registration statement, of which this joint proxy statement/prospectus is a part, must have been declared effective by the Securities and Exchange Commission;

•	no court order or other legal restraint or prohibition preventing the consummation of the merger may be in effect or pending;

•	Pervasive shall have received an opinion from its counsel as to the valid issuance of the stock merger consideration;

•	a material adverse effect on Pervasive shall not have occurred;

•	certain employees of Data Junction shall have received offers of employment with either Pervasive or Ramal Acquisition Corp.; and

•	Data Junction shall have received a preliminary draft or, if available, a final copy of Pervasive’s annual report on Form 10-K for the fiscal year ended June 30, 2003.

Each of the conditions listed in the previous two paragraphs is waivable by the party or parties whose obligations to complete the merger are so conditioned.

Escrow Arrangements; Reimbursement

An aggregate of up to $2,762,500 payable and up to 625,000 of the shares of Pervasive common stock issuable in the merger to holders of Data Junction common stock will automatically be deposited in an escrow fund for a period of 12 months following the consummation of the merger. The escrow fund will be held by Computershare Trust Company, Inc. as the escrow agent. The escrowed cash and shares will be held in the escrow fund for a period of 12 months following the effective time of the merger and will serve as a source of reimbursement to Pervasive for, among other things: (i) any losses arising from any breach by Data Junction of its representation and warranties in the merger agreement, or (ii) any failure by Data Junction to perform its covenants and obligations under the merger agreement, including shortfalls in Data Junction tangible net equity below $6,085,786 million at the closing.

For purposes of determining the number of shares of Pervasive common stock to be delivered from the escrow to compensate Pervasive for its losses, the escrow shares will be valued at the greater of $5.30 or the last sale price of one share of Pervasive common stock as reported on the Nasdaq National Market on the date of the certificate that must be delivered to the escrow agent, notifying the agent that losses have been incurred or accrued. The escrow fund shall not be available to compensate Pervasive for any losses until the aggregate losses for which indemnification is sought exceeds $175,000, in which case, Pervasive will be entitled to indemnification to the full extent of its losses.

In addition, that number of shares equal to 5% of the merger consideration (valued at the closing) in the form of shares issuable to the principal shareholders of Data Junction will automatically be deposited in an additional escrow fund for a period of 36 months following the consummation of the merger. This three year escrow fund will also be held by Computershare Trust Company, Inc. as the escrow agent. The escrowed shares will be held in the three year escrow fund for a period of 36 months and will serve as a source of reimbursement to Pervasive for, among other things, losses arising from any breach by Data Junction of its representation and warranties in the merger agreement regarding intellectual property.

Except with respect to shares of Pervasive common stock issued or distributed by Pervasive in respect of Pervasive common stock in the escrow fund, each holder of Data Junction common stock shall be deemed the record holder of, and have voting, dividend, distribution and all other rights with respect to the shares of Pervasive common stock contributed to the escrow fund by the Data Junction shareholder. In addition, for tax purposes, any interest earned on the cash in the one-year escrow fund will be treated as income of the Data Junction shareholders.

Subject to any unresolved claims, the one-year escrow fund and the indemnity will terminate on the one-year anniversary of the closing date of the merger, and the remaining cash and escrow shares, if any, will be distributed to the former holders of Data Junction common stock that contributed such cash and shares of Pervasive common stock to the escrow fund. Subject to any unresolved claims, the three-year escrow fund and the indemnity will terminate on the three-year anniversary of the closing date of the merger, and the remaining cash and escrow shares, if any, will be distributed to the former holders of Data Junction common stock that contributed such cash and shares of Pervasive common stock to the escrow fund. For more information regarding the escrow arrangements, we encourage you to review Section 9 of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.

Data Junction Shareholder Representative

Darrell Blandford will serve as the representative of the Data Junction shareholders to authorize delivery of the escrow shares to the indemnified parties in satisfaction of claims brought by the indemnified parties, to object to such deliveries, to negotiate and enter into settlements and compromises with respect to such claims and to take certain other actions with respect to claims made on the shares of Pervasive common stock in the escrow fund.

Termination of the Merger Agreement

Under the following conditions, the merger agreement may be terminated at any time before the completion of the merger, whether before or after the stockholder approvals have been obtained at the special meetings:

•	by mutual written consent of Pervasive and Data Junction;

•	by Pervasive after giving notice to Data Junction if Data Junction or the Principal Shareholders have breached any representation, warranty, or covenant contained in the merger agreement or if any of such representations, warranties or covenants shall have become untrue (provided that if such inaccuracy is curable then Data Junction or the Principal Shareholders would have ten business days to cure such inaccuracy);

•	by Data Junction after giving notice to Pervasive if Pervasive has breached any representation, warranty, or covenant contained in the merger agreement or if any of such representations, warranties or covenants shall have become untrue (provided that if such inaccuracy is curable then Pervasive would have ten business days to cure such inaccuracy);

•	by Pervasive if the board of directors of Data Junction withdraws or modifies its recommendation to its stockholders to approve the merger or if the stockholders of Pervasive do not approve the merger;

•	By Pervasive if any action is taken, or any statute, rule, regulation or order enacted, promulgated or issued which would prohibit Pervasive’s ownership or operation of all or any portion of the business of Data Junction or which would compel Parent to dispose of or hold separate all or a portion of Data Junction’s business or assets as a result of the merger; and

•	by either Pervasive or Data Junction, if, without fault of the terminating party, the closing of the transactions contemplated by the merger agreement do not occur on or before January 31, 2004 (however, the right to terminate the merger agreement will not be available to any party whose action or failure to act constitutes a breach of the merger agreement and has been the cause of, or resulted in, the failure of the merger to occur on or before such date.

Effect of Termination

If the merger agreement is terminated pursuant to the conditions set forth above, all further obligations of the parties under the merger agreement will terminate, except that the obligations with respect to confidentiality and expenses will survive. However, if the merger agreement is terminated by a party because of a breach of the merger agreement by the other party or because one or more of the conditions to the terminating party’s obligations under the merger agreement is not satisfied as a result of the other party’s failure to comply with its obligations under the merger agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

Expenses

Whether or not the merger is completed, all fees and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring such fees or expenses, including fees and expenses of agents, representatives, counsel and accountants.

AGREEMENTS RELATED TO THE MERGER

This section of the joint proxy statement/prospectus describes agreements related to the merger agreement, including the Data Junction Voting Agreement, the Data Junction Affiliates Agreement and the Data Junction Affiliate Lock-Up Agreements. While Pervasive and Data Junction believe that these descriptions cover the material terms of these agreements, these summaries may not contain all of the information that is important to you. Forms of these agreements are attached as exhibits to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A.

Data Junction Voting Agreements

As a condition to Pervasive’s willingness to enter into the merger agreement, the following significant Data Junction shareholders entered into voting agreements: Michael Hoskins, Gregory Grosh, Darrell Blandford and their related trusts and affiliates, and Ron Dougherty. By entering into the voting agreements, these Data Junction shareholders have agreed to vote the shares of Data Junction common stock that they beneficially own in favor of the approval of the merger and the adoption of the merger agreement. These Data Junction shareholders may vote their shares of Data Junction common stock on all unrelated matters.

On August 8, 2003, the Data Junction shareholders entered into voting agreements with respect to approximately 15,836,250 shares of Data Junction common stock beneficially owned by them which represented approximately 96% of the total Data Junction common stock then outstanding. None of the Data Junction shareholders who are parties to the voting agreements were paid additional consideration in connection with the voting agreements.

Each Data Junction shareholder who is a party to a voting agreement also agreed not to sell the Data Junction stock and options owned, controlled or acquired, either directly or indirectly, by that person until the earlier of the termination of the merger agreement or the completion of the merger, unless each person to which any of those securities or any interest in any of those securities is transferred agrees to be bound by the terms and provisions of the voting agreement.

The Data Junction voting agreements will terminate upon the earlier to occur of the termination of the merger agreement or the completion of the merger. The form of Data Junction voting agreement is entitled “Company Voting Agreement” and attached as Exhibit A-2 to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A. We encourage you to read the form of Data Junction voting agreement carefully.

Data Junction Affiliate Agreements and Lock-Up Agreements

As a condition to Pervasive’s willingness to enter into the merger agreement, Data Junction shareholders who hold at least 1.5% of the outstanding capital stock of Data Junction will enter into affiliate agreements and Data Junction shareholders who hold at least 0.5% of the outstanding capital stock of Data Junction will enter into lock-up agreements. By entering into the lock-up agreements with Pervasive, these Data Junction shareholders, subject to certain conditions and exceptions, agreed to limit the sale or transfer of shares of Pervasive common stock that the shareholders may receive in connection with the proposed merger. The shareholders have agreed not to sell or otherwise transfer any shares of Pervasive common stock received in connection with the proposed merger for a period of 270 days following the completion of the merger. After the 270 day period following the completion of the merger, the shareholders are no longer subject to the limitations imposed by the lock-up agreements. The shareholders have also agreed to sell shares of Pervasive common stock received in connection with the proposed merger only in compliance with the time and volume limitations of Rule 144 as if such holder was an “Affiliate” as such term is defined in Rule 144.

The forms of affiliate agreement and lock-up agreement are attached as Exhibit A-1 and Exhibit A-3 to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A. We encourage you to read the forms of affiliate agreement and lock-up agreement carefully.

APPRAISAL RIGHTS OF DISSENTING DATA JUNCTION SHAREHOLDERS

If the merger agreement is approved by the required vote of Data Junction shareholders and is not abandoned or terminated, holders of Data Junction common stock who did not vote in favor of the merger may have the right to demand in cash the fair value of their Data Junction shares instead of receiving shares of Pervasive common stock. Holders of outstanding options or warrants to purchase Data Junction stock will not be entitled to appraisal rights. Shares of Data Junction common stock will not be converted into Pervasive common stock if the holder of the shares validly exercises and perfects statutory appraisal rights with respect to the shares by complying with Article 5.12 of the Texas Business Corporations Act which is attached to this joint proxy statement/prospectus as Annex C. When and if the holder of those shares withdraws the demand for appraisal or otherwise becomes ineligible to exercise appraisal rights, the shares will be automatically converted into shares of Pervasive common stock on the same basis as all other Data Junction shares are converted in the merger.

A Summary of Texas law regarding dissenting shareholders’ appraisal rights is provided below. However, in view of the complexity of law relating to appraisal rights, Data Junction shareholders considering objecting to the merger are urged to consult their own legal counsel.

Summary of Appraisal Rights Under Texas Law

Holders of Data Junction common stock who did not vote in favor of the merger may, by complying with Articles 5.11, 5.12, and 5.13 of the Texas Business Corporation Act (the “TBCA”), be entitled to appraisal or dissenters’ rights, as applicable. Articles 5.11, 5.12 and 5.13 of the TBCA should be reviewed carefully by any Data Junction shareholder who wishes to exercise appraisal rights or who wishes to preserve the right to do so. Failure to comply with the procedures of the relevant statute will result in the loss of appraisal rights. The holders of Pervasive common stock are not entitled to any appraisal rights with respect to the merger.

Under the provisions of the TBCA, record holders of Data Junction common stock will be entitled to exercise dissenters’ rights with respect to the merger. Accordingly, shares of Data Junction common stock that are issued and outstanding immediately prior to the effective time of the merger that are held by a shareholder who did not vote in favor of the merger and who complies with all of the relevant provisions of the TBCA (the “Dissenting Shares”) shall not be converted into the right to receive the merger consideration and such shareholder shall be entitled to receive an amount of cash equal to the fair value of his shares of Data Junction common stock. Any shareholder who desires to dissent from the merger shall file a written objection to the merger with Data Junction prior to the special meeting of Data Junction shareholders stating that the shareholder will exercise such shareholder’s right to dissent if the merger is effective and giving the shareholder’s address to which notice of the effective time shall be sent. A vote against the merger is not sufficient to perfect a shareholder’s dissenters’ rights. If the merger is effected, each shareholder who sent notice to Data Junction as described above and who did not vote in favor of the merger will be deemed to hold Dissenting Shares. Failure to vote against the merger will not constitute a waiver of dissenters’ rights; however, a vote in favor of the merger will constitute such a waiver.

Within 10 days of the effective time of the merger, the surviving corporation shall notify holders of Dissenting Shares in writing that the merger has been effected. Each holder so notified must, within 10 days of the delivery or mailing of such notice, make a written demand on the surviving corporation for payment of the fair value of the Dissenting Shares as estimated by the holder thereof. Holders of Dissenting Shares who fail to make written demand within the 10-day period or fail to submit to Data Junction certificates representing such shares within 20 days after making such demand will lose their dissenters’ rights and will be bound by the terms of the merger agreement.

Within 20 days after receipt of the written demand described above, the surviving corporation shall deliver or mail to the holder of Dissenting Shares written notice (i) stating that the surviving corporation accepts the amount claimed in the demand letter and agrees to pay that amount within 90 days after the effective time of the merger upon surrender of the relevant certificates representing such Dissenting Shares, or (ii) containing the surviving corporation’s written estimate of the fair value of such Dissenting Shares together with an offer to pay such amount within 90 days after the effective time of the merger if the surviving corporation receives notice within 60 days after the effective time of the merger that the shareholder agrees to accept such amount and surrender the relevant certificates. If the parties cannot agree on the fair value of the Dissenting Shares within 60 days after the effective time of the merger, either party may petition a court of competent jurisdiction to determine the fair value of such shares in accordance with the provisions of the TBCA.

If any shareholder shall have failed to perfect or shall have effectively withdrawn or lost such shareholder’s dissenters’ rights, the shareholder’s Dissenting Shares shall thereupon be deemed to have been converted into and to have become exchangeable, as of the effective time of the merger, for the right to receive the merger consideration without any interest thereon pursuant to the terms of the merger agreement.

The foregoing summary of the provisions of Articles 5.11, 5.12, and 5.13 of the TBCA is not intended to be a complete statement of such provisions and is qualified in its entirety by reference to the full text of Articles 5.11, 5.12, and 5.13, a copy of which is attached hereto as Appendix C and is incorporated herein by reference.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

In the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation and Gray Cary Ware & Freidenrich, LLP, counsel to Pervasive and Data Junction, respectively, the following are the material U.S. federal income tax consequences of the merger, assuming that the merger is effected as described in the merger agreement and this joint proxy statement/prospectus. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service (the “IRS”) might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of common stock could differ from those described below.

This section does not provide a complete analysis of all potential tax considerations, including tax considerations that may apply because of a shareholder’s particular circumstances, including status as a non-United States person, or because a shareholder is subject to special rules. In addition, this discussion does not describe the effect of the United States federal estate and gift tax laws or the effects of any applicable foreign, state or local laws. For purposes of this discussion, we are assuming that the Data Junction shareholders hold their shares as capital assets for United States federal income tax purposes.

SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE OR LOCAL LAWS AND TAX TREATIES.

Completion of the merger is conditioned upon the receipt by Pervasive and Data Junction of legal opinions from their respective tax counsel to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (or, alternatively, if Data Junction’s tax counsel is unable to deliver an opinion, the delivery of an opinion by Pervasive’s tax counsel shall satisfy this condition). These tax opinions and the opinions set forth herein rely on customary representations and assumptions, including representations contained in certificates of officers of Pervasive, Ramal Acquisition Corp. and Data Junction.

Qualification of the merger as a reorganization within the meaning of Section 368 of the Internal Revenue Code will result in the following material U.S. federal income tax consequences:

•	Data Junction shareholders will recognize gain, but not loss, on the exchange of their shares of Data Junction common stock for Pervasive common stock and cash. The gain, if any, recognized will equal the lesser of:

•	the amount of cash received in the exchange, and

•	the amount of gain realized in the exchange.

The amount of gain that is realized in the exchange will equal the excess of:

•	the sum of the cash plus the fair market value of the Pervasive common stock received in the exchange over

•	the tax basis of the shares of Data Junction common stock surrendered in the exchange.

For this purpose, a Data Junction shareholder must calculate gain or loss separately for each identifiable block of shares of Data Junction stock exchanged by such shareholder, and a Data Junction shareholder cannot offset a loss recognized on one block of such shares against a gain recognized on another block of such shares. Any gain recognized generally will be treated as capital gain, except that the holder’s gain could be treated as a dividend if the receipt of the cash has the effect of the distribution of a dividend for United States federal income tax purposes (under Sections 302 and 356 of the Code).

•	For purposes of determining the amount of cash received by a shareholder in the exchange, the cash placed in escrow must be included unless it is eligible to be reported on the installment method. If it is eligible to be reported on the installment method, then a portion of the realized gain will be deferred until payment is received. In addition, any payment received would be treated partly as received in exchange for shares of Data Junction common stock and partly as interest under the imputed interest rules of the Code (to the extent such interest exceeds the interest actually earned on the escrow, which will be taxable to the exchanging shareholders). Data Junction shareholders are urged to contact their own tax advisors with regard to the application of the installment sale and the imputed interest rules of the Code.

•	The aggregate tax basis in the Pervasive common stock received in the merger (including the basis in any fractional share for which cash is received) will be equal to the aggregate tax basis in the Data Junction common stock exchanged in the merger decreased by the amount of cash received and increased by the amount of gain, if any, recognized or any amount treated as a dividend.

•	The holding period of the Pervasive common stock received in the merger by a Data Junction shareholder will include the holding period of the Data Junction common stock that he or she surrendered in exchange therefor.

•	Data Junction shareholders who receive cash in the merger in lieu of a fractional share of Pervasive common stock will recognize gain or loss equal to the difference between the cash received and the holder’s basis in such fractional share interest. Such gain or loss should be capital gain or loss to such holder, provided the fractional share interest is a capital asset in the hands of such holder.

•	A Data Junction shareholder who exercises dissenters’ rights with respect to Data Junction common stock and receives payment for such stock in cash will generally recognize capital gain or loss measured by the difference between such holder’s tax basis in such stock and the amount of cash received, provided that such payment is not treated as a dividend distribution for tax purposes. Such payment to a Data Junction shareholder should not be treated as a dividend distribution if, after the payment, the Data Junction shareholder owns no shares of Data Junction or Pervasive capital stock, actually or constructively. If a Data Junction shareholder’s sale of Data Junction common stock for cash pursuant to the exercise of dissenters’ rights is treated as a dividend, then such shareholder will generally recognize ordinary income on the amount of cash so received.

•	Data Junction shareholders will be treated as having received the escrow shares upon the consummation of the merger. Accordingly, until the escrow shares are released, the interim basis of the Pervasive common stock received by Data Junction shareholders will be determined by treating the escrow shares of Pervasive common stock as having been received by the Data Junction shareholders. No gain or loss will be recognized and no amount will be included in the income of the Data Junction shareholders by reason of the release of escrow shares to the Data Junction shareholders. However, Data Junction shareholders may recognize gain upon the release of escrow shares to Pervasive in satisfaction of indemnity claims. Such gain will equal the difference between (i) the product obtained by multiplying the number of shares released in satisfaction of the claim by the greater of (A) $5.30 or (B) the closing price per share of Pervasive common stock, as reported on the Nasdaq National Market on the date that notice of the claim is delivered and (ii) Data Junction shareholders’ basis in such shares.

•	Pervasive and Data Junction will not recognize gain or loss solely as a result of the merger.

Certain Data Junction shareholders may be subject to information reporting with respect to the cash received in exchange for Data Junction common stock, including cash received instead of a fractional share interest in shares of Pervasive common stock. Holders who are subject to information reporting and who do not provide appropriate information when requested may also be subject to backup withholding. The current backup withholding rate is 28%. Any amount withheld under such rules is not an additional tax and may be refunded or credited against such shareholders’ federal income tax liability, provided that the required information is properly furnished in a timely manner to the IRS.

Neither Pervasive nor Data Junction will request a ruling from the Internal Revenue Service in connection with the merger. The tax opinions do not bind the Internal Revenue Service and do not prevent the Internal Revenue Service from successfully asserting a contrary opinion.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

The following unaudited pro forma combined condensed financial statements have been prepared to give effect to the proposed merger of Pervasive and Data Junction. The merger will be accounted for as a purchase business combination by Pervasive. The pro forma condensed combined financial statements are based on the historical financial statements of Pervasive and Data Junction. The unaudited pro forma combined condensed financial data includes the following: (i) Unaudited Pro Forma Combined Condensed Balance Sheet as of June 30, 2003 and (ii) Unaudited Pro Forma Combined Condensed Statement of Operations for the year ended June 30, 2003. The unaudited pro forma combined condensed balance sheet assumes the merger had been consummated on June 30, 2003. The unaudited pro forma condensed statement of operations assumes the merger had been consummated on July 1, 2002.

The unaudited pro forma combined condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the merger been consummated as presented in the accompanying pro forma combined condensed financial statements, nor is it necessarily indicative of the future financial position or results of operations. The unaudited pro forma combined condensed financial statements include adjustments, which are based upon preliminary estimates, to reflect the allocation of purchase price to the acquired assets and assumed liabilities of Data Junction, before any integration adjustments. The final allocation of the purchase price will be determined after the completion of the merger and will be based upon actual net tangible and intangible assets acquired as well as liabilities assumed. Because the unaudited pro forma combined condensed financial statements are based upon preliminary estimates, the pro forma adjustments may differ materially based upon the final allocation. The pro forma adjustments and the assumptions on which they are based are described in the accompanying notes to the unaudited pro forma combined condensed financial statements.

These unaudited pro forma combined condensed financial statements are based upon the respective historical consolidated financial statements of Pervasive and Data Junction and should be read in conjunction with the historical consolidated financial statements of Pervasive and Data Junction and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the reports and other information Pervasive has on file with the U.S. Securities and Exchange Commission.

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

AS OF JUNE 30, 2003

(In thousands)

	Pervasive Software Inc.	Data Junction Corporation	Combined	Pro Forma Adjustments		Total Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$31,352	$2,450	$33,802	$(23,100	)(a)	$10,702
Marketable securities	10,313	4,039	14,352	—		14,352
Trade accounts receivable, net	4,900	2,542	7,442	—		7,442
Notes receivable from related parties	102	—	102	—		102
Prepaid expenses and other current assets	727	351	1,078	—		1,078
Refundable income taxes	—	162	162	—		162
Deferred income taxes	—	147	147	(147	)(e)	—

Total current assets	47,394	9,691	57,085	(23,247)		33,838
Property and equipment, net	2,251	389	2,640	—		2,640
Purchased technology, net	536	—	536	6,044	(b)	6,580
Notes receivable from related parties	204	—	204	—		204
Goodwill	—	197	197	(197	)(d)	40,142
				40,142	(b)
Other assets	207	28	235	—		235

Total assets	$50,592	$10,305	$60,897	$22,742		$83,639

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$741	$248	$989	$—		$989
Accrued payroll and payroll related costs	1,680	—	1,680	—		1,680
Deferred rent and lease related accruals	2,290	—	2,290	—		2,290
Other accrued expenses	3,382	879	4,261	—		4,261
Deferred revenue	2,235	2,866	5,101	—		5,101
Income taxes payable	30	—	30	—		30
Liabilities of discontinued operations	32	—	32	—		32

Total current liabilities	10,390	3,993	14,383	—		14,383
Deferred income taxes	—	29	29	(29	)(e)	—
Stockholders’ equity:
Common stock	58,660	623	59,283	30,000	(a)	88,660
			—	(623	)(c)
Retained earnings (deficit)	(17,268)	6,017	(11,251)	(6,017	)(c)	(18,214)
				(946	)(b)
Accumulated other comprehensive loss	(1,190)	(7)	(1,197)	7	(c)	(1,190)
Deferred stock compensation	—	(350)	(350)	350	(c)	—

Total stockholder’s equity	40,202	6,283	46,485	22,771		69,256

Total liabilities and stockholders’ equity	$50,592	$10,305	$60,897	$22,742		$83,639

See accompanying notes.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2003

(In thousands, except per share data)

	Pervasive Software Inc.	Data Junction Corporation	Combined	Pro Forma Adjustments		Total Pro Forma Combined
Revenues	$39,205	$13,959	$53,164	$—		$53,164
Costs and expenses:
Cost of revenues and technical support	5,898	1,096	6,994	1,209	(a)	8,203
Sales and marketing	13,673	5,919	19,592	—		19,592
Research and development	8,033	2,089	10,122	—		10,122
General and administrative	4,866	2,112	6,978	—		6,978
Transfer of life insurance policies	—	1,159	1,159	—		1,159

Total costs and expenses	32,470	12,375	44,845	1,209		46,054

Operating income from continuing operations	6,735	1,584	8,319	(1,209)		7,110
Interest and other income, net	534	100	634	(400	)(b)	234
Income tax provision	(580)	(250)	(830)	230	(c)	(600)

Income from continuing operations	$6,689	$1,434	$8,123	$(1,379)		$6,744

Basic earnings per share	$0.40					$0.31
Shares used in computing basic earnings per share	16,663			5,000	(d)	21,663
Diluted earnings per share	$0.37					$0.29
Shares used in computing diluted earnings per share	17,917			5,000	(d)	22,917

See accompanying notes.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS

(in thousands)

1.    General

The merger will be accounted for as a purchase business combination by Pervasive. The accompanying unaudited pro forma combined condensed financial statements reflect an aggregate purchase price of approximately $53.1 million, consisting of cash paid to Data Junction shareholders, Pervasive common stock issued to Data Junction shareholders and costs directly related to the merger.

For purposes of the accompanying unaudited pro forma combined condensed balance sheet, the aggregate purchase price has been allocated to the net assets acquired, with the remainder recorded as goodwill on the basis of preliminary estimates of fair values. These preliminary estimates of fair value were determined by Pervasive’s management based primarily on information furnished by management of Data Junction and an independent valuation of acquired technologies and research and development. The final allocation of the purchase price will be based on a complete evaluation of the assets and liabilities of Data Junction. Accordingly, the information presented herein may differ materially from the final purchase price allocation.

2.    Unaudited Pro Forma Combined Condensed Balance Sheet

The accompanying unaudited pro forma combined condensed balance sheet assumes the merger was consummated on June 30, 2003 and reflects the following pro forma adjustments:

(a)    To record consideration given in acquisition to Data Junction:

Cash paid to Data Junction shareholders	$22,100
Transaction costs	1,000

Total cash consideration	23,100
Shares of Pervasive common stock issued to Data Junction shareholders	30,000

Total purchase price	$53,100

(b)    To record allocation of purchase price to the assets of Data Junction:

Software technology	$6,044
Purchased in-process research and development	946
Goodwill	40,142
Fair value of net tangible assets acquired	5,968

Total purchase price	$53,100

(c)    To record elimination of Data Junction’s stockholders’ equity.

(d)    To remove Data Junction’s historical goodwill.

(e)    To remove Data Junction’s historical deferred tax assets and liabilities due to Pervasive’s valuation allowance for net deferred tax assets.

3.    Unaudited Pro Forma Combined Condensed Statement Of Operations

The accompanying unaudited pro forma combined condensed statement of operations has been prepared as if the merger was consummated as of July 1, 2002 and reflects the following pro forma adjustments:

(a)    To reflect the new basis and amortization period of software technology acquired in the merger. The amortization was based on the value of the software technology in Note 2 and a useful life of 5 years.

(b)    To adjust interest income to reflect interest foregone as a result of $23.1 million cash payment for the acquisition of Data Junction and related acquisition costs assuming an average interest rate of 1.70%.

(c)    To record the income tax provision of Pervasive and Data Junction on a combined basis including the effect of the pro forma adjustments.

(d)    To reflect the issuance of 5 million shares of Pervasive’s common stock to Data Junction stockholders.

4.    Earnings Per Share

The diluted earnings per share for Pervasive and for the total pro forma combined operations are $0.37 and $0.29, respectively, in the accompanying unaudited pro forma combined condensed statement of operations. The diluted earnings per share for the total pro forma combined operations include the expense associated with Data Junction’s transfer of life insurance policies of $1.2 million, or $0.03 per share impact, net of tax. Also included is the effect of amortization of software technology acquired in the merger of $1.2 million, or $0.05 earnings per share impact, net of tax.

INFORMATION REGARDING PERVASIVE

In this section, “Information Regarding Pervasive,” references to “we,” “us,” “our” and “ours” refer to Pervasive and its consolidated subsidiaries.

Overview

Pervasive Software is a leading worldwide provider of embedded data management solutions and services to support the development, deployment and management of mission-critical business applications. Our high-performance, flexible database, Pervasive.SQL is widely installed with more than 5.4 million server seats licensed to date. Pervasive.SQL offers advanced data management technology combined with a very low total cost of ownership (TCO), resulting in an average 7-to-1 improvement over another competitor’s database, according to a June 2003 Aberdeen Group study. Our sophisticated database replication technology, Pervasive DataExchange, offers targeted solutions to data movement and synchronization problems like maintaining an offsite warm backup, driving transactional data into a data portal, and connecting remote databases. With Pervasive.SQL and Pervasive DataExchange, independent software vendors (ISVs) can create sophisticated yet low-maintenance business applications that reach far beyond the desktop to easily share information from workstations to the Web. In addition, we recently extended our product line with our data security product, Pervasive AuditMaster. Pervasive AuditMaster provides a new level of security for business applications by monitoring and reporting all activity occurring in a Pervasive.SQL database, leveraging deep-level capture, report and alert technology to enable monitoring of mission critical data without the high costs of application redevelopment and deployment, training, or on-going maintenance. Our software products are designed for integration by ISVs into client/server, Web and mobile applications, sold to small to mid-size enterprises (SMEs), which typically have environments with little to no information technology (IT) infrastructure and require self-tuning, low-administration products. As a result, end-users can concentrate on running their businesses instead of managing the data management solutions underlying their applications, which is particularly critical to this large market.

Industry Background

In-Stat/MDR estimates mid-sized businesses (representing 90 thousand businesses in the U.S. with 100-999 employees) will spend approximately $14.7 billion on computer software applications in 2004, an increase of 6% over In-Stat/MDR’s estimates for 2003. Further, In-Stat/MDR expects this spending to continue to grow to more than $16.2 billion in 2006. Likewise, computer software applications spending by small businesses (representing 2.4 million businesses in the U.S. with 5-99 employees) is expected to grow 6% in 2004 over estimates for 2003, reaching nearly $35 billion. SMEs are clearly under continuing pressure to stretch their limited IT resources and improve productivity across their firms. However, In-Stat/MDR believes that as economic conditions slowly improve, growth in the number of SMEs and software application spending by those SMEs is expected to outpace growth in the large enterprise.

Similarly, Forrester Research, Inc. recently surveyed technology decision-makers at 151 North American firms with less than $500 million in revenue—56% of which have less than $100 million—to understand how small and midsize companies differ from their larger peers with respect to IT spending. They found that on average, SMEs will increase their IT spending by 15% over 2002—with the most growth concentrated in the low end of the sector.

We believe these trends in the SME market, combined with the current overall macroeconomic environment, will continue to favor Pervasive over the competition due to heightened sensitivity to Pervasive’s strengths of high-performance, embedded solutions at a low cost. Continued pressure on the level of IT investment indicates companies are likely to continue to delay major application conversions and instead enhance and expand the lives of current applications, many of which are packaged applications, rather than seek alternatives. Pervasive is well positioned to benefit from these extended applications, as well as from new application development when companies look to Pervasive as the TCO leader. On the other hand, Pervasive may be negatively impacted by those SMEs who make brand-name decisions, rather than pure cost or performance decisions, when given a choice of database for their application. Overall, Pervasive expects continued demand for Pervasive.SQL upgrades and licenses for the foreseeable future.

Pervasive Business Model

Pervasive has operations in Austin, Texas; Brussels; Frankfurt; London; Paris and Warsaw, and a joint venture in Japan. We sell products worldwide in more than 150 countries through direct and channel distribution. Our channel includes more than 10,000 independent software vendors, developers, value-added resellers and partners who have built or deployed applications on top of our platform.

Many SME organizations with limited IT resources rely on this channel to help them develop, deploy and maintain business-critical applications. Our products and marketing approach are specifically tailored to meet the needs of our channel partners and their customers. In particular, we have designed sales, marketing, training and licensing programs to encourage development of new client/server, Web and mobile applications with Pervasive.SQL. We believe our sharp focus on our customers and their end-users provides us with multiple sales opportunities, a cost-effective, value-added source of service and technical support and a large, loyal and well-educated channel that develops and deploys applications using our offerings.

The Pervasive Core Offerings

Pervasive.SQL, our core database product offering, combines the high performance associated with enterprise-class databases with numerous low-maintenance features and is ideally suited for client/server, Web and mobile mission-critical applications deployed on a variety of the most popular operating systems.

Our offerings allow a broad range of customers to:

•	Build low total cost of ownership applications for use in SME environments characterized by little to no IT infrastructure or in departments within large enterprises;

•	Develop, upgrade or migrate applications that support a broad range of operating systems, including Windows, Linux and NetWare; and

•	Embed our database inside their application, permitting development of a tightly integrated application.

Sales of our most-recent version, Pervasive.SQL V8, were strong in the second half of fiscal year 2003 following its release in December 2002, a testament to its high product quality. Development began during the year on the next major release of Pervasive.SQL. This version, V9, which is slated for release in the summer of 2004, incorporates many of the most-requested customer features and benefits, as well as a boost in SQL performance, providing compelling reasons for upgrades and competitive wins in the marketplace.

Pervasive DataExchange, our core replication offering, offers targeted solutions to data movement and synchronization problems like maintaining an offsite warm backup, driving transactional data into a data portal, and connecting remote databases. DataExchange solutions feature a combination of product and services customized for the business problem to be solved:

•	Data Continuity—augments end-of-day tape backups by maintaining an up-to-date warm standby at an offsite location;

•	Data Synchronization—automates the near real time sharing of data between locations, supporting the growth in the number of offices and locations and related increase in the geographic distribution of data; and.

•	Data Portal—bridges the gap between existing transactional systems and the Web portal or the data warehouse, allowing system access for non-transactional activities, such as query and analysis, without disrupting, modifying or taxing the performance of the transactional system.

Pervasive AuditMaster, our core security product offering, monitors and reports all activity occurring in a Pervasive.SQL database, leveraging deep-level capture, report and alert technology to enable monitoring of mission critical data without the high costs of application redevelopment and deployment, training, or on-going maintenance. This technology is particularly relevant in the accounting and healthcare markets, both of which are presently dealing with increased regulatory requirements brought about by the Sarbanes Oxley Act and the Health Insurance Portability and Accountability Act (HIPAA). AuditMaster provides data access accountability by means of three modules:

•	Capture—The Capture module is an easily installed database plug-in. It serves somewhat like an all-seeing flight recorder, trapping every event in the database in a detailed trail. It is installed at the database level, so when the database is running, AuditMaster Capture is running, maintaining a complete log record of events occurring in the database;

•	Report—Once the Capture module establishes the audit trail, the Report module allows queries on it, enabling a security administrator to perform audits on the activity within the application by verifying past activities or analyzing patterns and trends; and

•	Alert—While Reports are historical in nature, the Alert module offers proactive surveillance of future data activity. Once defined in AuditMaster, alert triggers wait for specified events of interest based on the entire range of user actions, including creating, updating and deleting data, or even simply reading it. When a watched for event occurs, AuditMaster immediately triggers an Alert, which can take the form of an email to one or more recipients, a call to another application, or the start-up of a new application.

In response to the growing need for ad hoc search capabilities in Pervasive.SQL powered software applications, we acquired a license to search engine technology in June 2003 for release to the global market of Pervasive.SQL ISVs. Our new search product will allow application developers to incorporate powerful text and numeric search capabilities directly into their Pervasive.SQL V8-based applications with a minimum of development effort. With our search product, developers can build custom search User Interfaces directly into their applications allowing the application’s end user to quickly search for any data in the Pervasive.SQL database using simple text queries rather than complicated SQL syntax. Matching results are returned through XML allowing the application developer to determine the best way they would like to display those results to the end user.

And, on August 8, 2003, we announced the signing of a definitive agreement to acquire privately held Data Junction Corporation, a pioneering data and application integration company based in Austin, Texas, for up to $22.1 million in cash and 5 million shares of Pervasive common stock. The transaction is valued at a total of approximately $52.1 million. The agreement has been unanimously approved by the boards of directors of Pervasive and Data Junction and is subject to the approval of the shareholders of both companies. The acquisition is expected to close in the fourth calendar quarter of 2003.

Data Junction’s primary products include the Data Junction Integration Studio, which is a comprehensive set of visual design tools for rapidly building and testing data integration processes that work with hundreds of data formats and applications. This enables design with total control over all aspects of the integration project—from creating integration maps to managing complex, event-driven flow of inter-application messages and EDI processes. Data Junction virtually created the category known as ETL (extract, transform and load) in 1986 with Data Junction v1.0, one of the world’s first hub-and-spoke approaches to data conversion and translation, and today is charting new ground in the development of business and application integration technologies.

The Pervasive Strategy

Pervasive’s goal is to be the leading, best-value source of high-performance, embedded data management products powering mission-critical applications. Our data management infrastructure offerings are tailored to meet the specific needs of independent software vendors (ISVs) and value-added resellers (VARs) who serve the SME market, and we invest in partnering programs that create a sense of community and communication between Pervasive and our customers. Key elements of our strategy are:

Leverage our Core Competencies.    Our low total cost of ownership database is widely installed with more than 5.4 million server seats licensed since our inception in 1994. Many of these seats are deployed in SME organizations that have not yet adopted the latest generation of our database products. Hence, we believe we have a significant opportunity in upgrading these seats to our current or next-generation client/server, Web and mobile database products. We plan to reach these customers through our loyal channel of ISVs, VARs, systems integrators and consultants and continue to seek their input to guide our product development activities. We intend to conduct joint marketing programs with our channel partners and customers encouraging upgrades to recent versions of our database, upgrades of additional user counts, upgrades to new or additional platforms, as well as upgrades of the ISVs’ applications themselves.

Our ongoing and past investments in training and educating our customers worldwide, our long-term relationships with ISVs and VARs and our success in encouraging them to embed our products into their applications have created a competitive advantage in the marketplace. Our channel approach is designed to further the integration of our products into client/server, Web and mobile applications and to stimulate sales of the ISVs’ applications themselves. We intend to continue to build customer loyalty by providing significant revenue opportunities, meaningful certification programs and other offerings via our enhanced marketing, training, consulting and lead-sharing programs, as well as by ensuring customer satisfaction through the delivery of high quality products and support programs.

Continue Our Obsession with Customer Success.    Much of our success can be attributed to our obsessive focus on our customers’ success. We intend to continue this focus and will continue to vigorously monitor customer satisfaction through both internal and external surveys and tie results to our company-wide internal bonus program. These efforts were recognized by an award from the Association of Support Professionals, which named Pervasive’s Web site one of the top 10 best Web support sites in 2002 and have consistently placed us in the top quartile for customer satisfaction of technology companies whose customers have been surveyed by our independent customer satisfaction survey firm, Prognostics. Commitment to customer success is a core value of Pervasive Software.

Address Markets Which Require High-value, Embedded Database Technology.    We have excelled in simplifying the complexity associated with data management for thousands of client/server applications, representing nearly every industry in every major region of the world. It is extensive communication with a diverse set of customers that enables us to understand their needs and prioritize the requirements for future product development. This includes identifying needs relevant to a particular horizontal or vertical market. We intend to leverage our understanding of, as well as our success in, these markets for new business development. We have relative strength in many markets, including:

•	Accounting—powering more than half of the top 20 applications for the SME market;

•	Healthcare—serving ISVs who deliver applications for use by a broad range of healthcare institutions, ranging from large hospitals to small clinics and offices; and

•	Banking, financial services, retail point-of-sale and other markets requiring high-volume transactions.

Develop Value-add, Third-party Partnerships.    Further, we intend to explore opportunities to partner with third-party development tool vendors where the Pervasive data management solution is a natural complement to their product offerings, and in cases where Pervasive’s strengths of performance, embeddability and low total cost of ownership overshadow brand preferences. Agreements announced in fiscal year 2003 include agreements with Data Access Worldwide, a leading provider of data-management solutions powering the success of application developers worldwide, Intelliun Corporation, an innovator in simplifying J2EE (Java 2 Enterprise Edition) development, and Magic Software Enterprises, a leading provider of state-of-the-art development and integration technology.

Expand the Product Line.    Pervasive has achieved success in the past by delivering a single product—a data management solution—to run mission-critical applications in tens of thousands of companies. This has been accomplished through the establishment and cultivation of a very large channel. We believe additional success can be achieved by expanding our product line and marketing new products to our established customer base, working exclusively through our channel. We have developed a framework for this expansion, which we are calling the Pervasive Ecosystem. The Ecosystem is comprised of several new product categories, such as data security, business intelligence and integration. In fiscal year 2003, we have announced the release of DataExchange (data security), the acquisition of AuditMaster technology (data security) and the license of full text search technology (business intelligence) and on August 8, 2003, we announced the signing of a definitive agreement to acquire Data Junction Corporation (data integration) which is scheduled to close in the fourth calendar quarter of 2003. We expect to further invest in product line expansion through continued internal development, licensing and acquisition of new products as well as the extension of existing products into new markets. Product line expansion may also be derived from the acquisition of other complementary embedded data management products and/or companies that represent an opportunity for Pervasive to increase the size of its core customer base. We further expect that product line expansion will allow us to enter new channels and new markets.

Remain Committed to Continued Profitability.    Since March 2001, we have reported ten consecutive quarters of profitability. Our profitability has been consistent with our quarterly financial guidance and is a result of: 1) our sharp focus on our core data management business; 2) consistent license revenue in each of our primary geographies and channels; and 3) prudent expense management. This excellent performance was achieved in the midst of a very difficult economic environment. We remain committed to profitability and believe it will continue through our prudent management of expenses, increasing marketing and sales productivity around the globe and as a result of our next-generation product releases and product line expansion anticipated in fiscal year 2004.

Offerings

Pervasive has a wide range of data management product offerings that enable software developers, application service providers, Web and systems integrators, consultants and value-added resellers to quickly and easily develop, deploy and maintain client/server, Web and mobile applications for SMEs and departments of large enterprises. The resulting applications enable organizations in multiple industries to automate a wide range of business critical functions. The following table describes our comprehensive line of data management products and development tools:

Product	Description	Platforms
Pervasive.SQL Server	High performance transactional and relational database engine targeted at high volume transaction applications and optimized for reporting, ad hoc query and decision support systems, in Web and client/server computing environments.	Windows NT/ 2000/2003, Linux, NetWare

Pervasive.SQL Workgroup / Workstation	Single and multi-user configuration of Pervasive.SQL for environments without a dedicated network server and which allows for migration from one to many users including to Web and client/server with little or no code changes.	Windows 98/ME/NT/ 2000/XP/2003

Pervasive.SQL Software Developer Kit	Developer kit for Pervasive.SQL that provides tight integration with leading development tools such as Microsoft’s Visual Basic, Visual C++, and Visual Studio.NET, Magic, Borland’s JBuilder and Delphi and supports industry standards such as ODBC, JDBC, OLE DB, and the .NET platform.	Windows 98/ME/NT/ 2000/XP/2003, Linux, NetWare

Pervasive.SQL I*net Data Server	Server that provides for the Internet enabling of existing Pervasive.SQL and Btrieve applications with little or no code changes.	Windows NT/ 2000/2003, Linux, NetWare

Pervasive DataExchange

Data Continuity Solution – maintains an up-to-date warm standby system at an offsite location with current data, to augment local tape backup.

Data Portal Solution – bridges the gap between existing systems and the Web or data warehouse.

Data Synchronization Solution – automates the near real time sharing of data between locations.

Windows 98/ME/NT/ 2000/XP/2003

Pervasive AuditMaster	Monitors and reports all activity occurring in a Pervasive.SQL database, leveraging deep-level capture, report and alert technology to enable meticulous monitoring of mission critical data without the high costs of application redevelopment and deployment, training, or on-going maintenance	Windows NT/2000/2003

Pervasive Full Text Search	Enables users to perform advanced searches to easily find information by allowing partial match, wild card and fuzzy logic searches into application and Web portal data, consistently providing sub-second responses across large databases.	Windows NT/2000/XP /2003

Our line of data management infrastructure software offers the high performance associated with enterprise solutions combined with the simplicity of our low maintenance technology. These products enable our independent software vendor and value-added reseller customers to more profitably develop, deploy and maintain client/server, Web and mobile applications that provide robust functionality and low total cost of ownership in SME environments with limited IT resources. Pervasive’s data management infrastructure software simplifies development by enabling developers to write applications capable of running on multiple platforms and being scalable with little or no modification from single user workstation to Web and client/server environments. Business critical applications built on our data management infrastructure software enable organizations to implement client/server, Web and mobile systems and automate critical business functions without the costs and complexities typically associated with enterprise-class applications, databases and data management solutions.

In addition, we offer the Pervasive.SQL Software Developer Kit and our on-line Developer Center, which include tools, documentation, sample code and licenses to enable programmers to quickly and easily develop and test applications that embed our data management solutions. The Pervasive.SQL Software Developer Kit and our on-line Developer Center are designed to attract new independent software vendors to the Pervasive.SQL development community and provide tight integration with leading development tools such as Microsoft’s Visual Basic, Visual C++, and Visual Studio.NET, Magic, Borland’s JBuilder and Delphi and supports industry standards such as ODBC, JDBC, OLE DB and the .NET platform.

Product Characteristics

The following table describes the principal characteristics and benefits of our data management product offerings.

Product Characteristics	Description	Benefits
Embeddable	Designed to be “hidden” inside an application, permitting development of a tightly integrated application.	Allows broad deployment of complex distributed applications into environments with minimal or no IT infrastructure.

Small Memory Footprint	Internal memory requirements: Workstation/Workgroup 10 MB Server 32 MB	Maximizes resources available to the application and enables operation on a wide range of hardware.

Simplified Data Management Features	Pervasive.SQL automates administrative functions, such as disk space allocation, memory and index management, which significantly reduces the need for ongoing maintenance.	Requires a minimum level of IT support making complex and cost effective Web and client/server applications easily adaptable to meet ever-changing business demands.

Multi-platform Deployment	Pervasive.SQL supports a broad range of operating systems. Server: Windows NT/2000/2003, Linux and NetWare Workstation/Workgroup: Windows 98/ME/NT/2000/XP/2003	Provides flexibility and leverages existing company standards and infrastructures, decreasing training time and increasing productivity, while allowing the user to use the best tools for the job.

Portability	Deployments of Pervasive.SQL can be easily migrated to any supported platform.	Allows development and deployment to be done on the most optimal platform that meets the business and resource requirements.

Reliability	Pervasive.SQL is based on industry-proven technology.	Provides high degree of data integrity and stability to business applications.

Configurability	Pervasive.SQL can access local and distributed data simultaneously.	Enables the storage and processing of databases to be distributed throughout the network.

Product Characteristics	Description	Benefits
Application Scalability	Applications can run in any configuration from single-user workstation to supporting thousands of concurrent users in client/server and Web environments.	Offers cost savings for developers and end users because a single application can be deployed in multiple configurations without modification.

Industry Standard Connectivity	Industry standard interfaces enabling any application to communicate with any database.	Allows ODBC, JDBC, OLE DB and .NET compliant applications to access data stored in a Pervasive.SQL database.

Common MicroKernel Database Engine	Transactional and relational applications can simultaneously share common databases.	Allows a developer to choose the appropriate data access method: transactional access for high volume and relational access for reporting, queries and decision support.

Advanced Replication and Synchronization Capability	Our DataExchange product offers targeted solutions to data movement and synchronization requirements like maintaining an offsite warm backup, driving transactional data into a data portal and connecting remote databases.	Ensures mission critical data is where it is needed, when it is needed.

Advanced data security capability	Know who’s doing what to your data when, where and how with the transaction intelligence and proactive monitoring capabilities of Pervasive AuditMaster.	Prevents unauthorized and authorized users from security breaches and provides an audit trail if and when transaction forensics is performed.

Advanced full text search capability	Our full text search capability allows developers to incorporate powerful text and numeric search capabilities right into their Pervasive.SQL V8-based applications with a minimum of development effort.	Allows a developer to build custom search user interfaces directly into their applications allowing the application’s end user to quickly search for any data in the Pervasive.SQL database using the same kinds of simple text queries rather than complicated SQL syntax.

Sales and Marketing

Our sales and marketing organizations focus on our worldwide channels by targeting software developers who build client/server, Web and mobile applications and the Web and systems integrators, consultants and value-added resellers who sell and implement the applications to end users. Our marketing organization has primary responsibility for product direction and has developed a number of programs utilized by the sales organization to support our channel partners, such as our Original Equipment Manufacturer (OEM) program for independent software vendors and partner programs for Web and systems integrators, consultants and VARs. These programs are worldwide in scope and capture leads from a variety of activities including direct response marketing and advertising, joint marketing and public relations.

Our OEM program focuses on recruiting and retention of independent software vendors worldwide who embed our products on an OEM basis. The OEM program is designed to build mutually beneficial strategic relationships between Pervasive and our independent software vendors and generate ongoing royalties for us through licensing contracts, which are typically for three-year terms. This program offers our OEM partners joint marketing services, volume discounts, specialized technical support, training and consulting, which enable delivery of tightly integrated solutions to end users.

Our other sales and marketing programs recruit and retain software developers and channel partners who develop applications that are designed to be deployed with shrink-wrap versions of our data management products. These programs include trade shows, direct mail, telemarketing and telesales activities and hands-on seminars that are designed to further recruit, develop, support and train software developers and channel partners to facilitate the deployment of client/server, Web and mobile applications based on our products. If the sales volumes of these applications become sufficient, the sales group recruits these software developers into our OEM program.

The international sales organization utilizes a channel of distribution partners and OEMs worldwide. The distribution partners implement sales and marketing programs for a particular region, typically using our distributor or master distributor programs. In addition to managing these distributor relationships, the international sales group recruits and supports software developers and channel partners with the same programs as the domestic sales groups. We currently have international offices located in Brussels, Frankfurt, Paris, London and Warsaw and a joint venture in Japan.

Customer Service and Technical Support

We offer multiple levels of worldwide customer services, including technical support, professional consulting services, training and product maintenance. First level, or front line, support responds to most customer inquiries that are routine in scope via telephone and email. Second level, or back line, support responds to escalated technical issues and supports our large partners with dedicated technical expertise. In addition, developer level support ensures that ISVs can obtain assistance from a team knowledgeable in the ISV’s programming language and toolset of choice, resulting in a shortened time to market for the ISV’s application. Self-help support is also available via our award-winning Web site, which includes a searchable knowledge base, answers to frequently asked questions and technical white papers. Customer service is provided at no charge for the first 30 days after initial purchase for installation questions and at any time via our Web site. After 30 days, we offer contract and fee-based per-incident and premium support programs.

Our customer service team will, in appropriate situations, fulfill demand for fee-based consulting services from our software developer customers and channel partners. These consulting services may include development services to migrate applications on competing databases to Pervasive.SQL, migrate existing applications to the Web, upgrade existing applications to the latest Pervasive.SQL release, and optimize database functionality through performance testing, database schema design and review, and the delivery of services related to our DataExchange, AuditMaster or Full Text Search offerings. Consulting opportunities are often referred to our channel partners to strengthen channel loyalty, build the channel’s technical ability and increase the resource base available for future growth.

Our education resources train our channel partners in the use of our products for optimal performance and feature utilization. In addition, we offer channel partner certification and authorization programs to enhance the technical expertise of our authorized channel partners.

In order to provide a higher quality of customer support, we have a specialized product maintenance group. This group combines traditional technical support expertise with an engineering development team to provide maintenance for all products, develop customer-driven enhancements to our products, issue regularly scheduled service packs and handle escalations of highly technical customer issues.

Worldwide customer support, professional services and training are provided through our corporate offices in Austin, Texas. International customer support is complemented by our call center in Brussels, Belgium and via our recently enhanced multi-lingual support Website.

Research and Development

We have made substantial investments in research and development through both internal development and technology acquisition. As of June 30, 2003, we had 50 employees in research and development, and our research and development expenditures for fiscal years 2001, 2002 and 2003 were $10.5 million, $7.1 million and $8.0 million, respectively. We will continue to invest heavily in focused research and development resources to further our vision of software development environments that dramatically simplify the development, deployment and maintenance of client/server, Web and mobile applications.

Our development efforts consist primarily of driving significant levels of innovation into new and current product lines with primary goals being continuous improvement of the performance of existing product features, the addition of new differentiating product features to simplify the development and deployment of our products, and the on-going investment in emerging platform opportunities. We continue to focus development activities on enhancing Pervasive.SQL with performance, features and functionality required by SME customers today and the channel of ISVs, VARs and consultants who serve them.

We are also continuing to invest in data replication technology for deployment into customer environments where high availability and security of data is a critical need. Pervasive DataExchange offers targeted solutions to data movement and synchronization requirements like maintaining an offsite warm backup, driving transactional data into a data portal and connecting remote databases.

We continue to invest in Pervasive AuditMaster, our core security offering, which monitors and reports all activity occurring in a Pervasive.SQL database, leveraging deep-level capture, report and alert technology to enable monitoring of mission critical data without the high costs of application redevelopment and deployment, training, or on-going maintenance. This technology is particularly relevant in the accounting and healthcare markets, both of which are presently dealing with increased regulatory requirements brought about by the Sarbanes Oxley Act and the Health Insurance Portability and Accountability Act (HIPAA).

And, we continue to invest in Pervasive Full Text Search technology which enables users to perform advanced searches to easily find information by allowing partial match, wild card and fuzzy logic searches into application and Web portal data, consistently providing sub-second responses across large databases.

Technology

Pervasive.SQL utilizes our MicroKernel Database Architecture Engine (MKDE) architecture. A primary feature of the MKDE architecture is that it enables applications to have simultaneous transactional and relational access to data. Pervasive.SQL provides a number of advantages over other database management systems including:

•	Multi-platform functionality (Windows 98/ME/NT/2000/XP/2003, Linux, NetWare), including complete database file compatibility between platforms;

•	Integration with leading development tools such as Visual Basic, Visual C++, Visual Studio.NET, Magic, JBuilder, Delphi and COBOL;

•	Support of leading standards such as ODBC, JDBC, OLE DB and the .NET platform;

•	Scalability, from single-user workstations to workgroups, client/server systems and the Web;

•	Increased concurrency and scalability with row level locking technology;

•	History of compatibility with existing applications and data file formats to support our developer community;

•	Enhanced automatic tuning designed to increase performance and decrease cost of ownership;

•	Support for larger storage needs (up to 64 gigabytes per table);

•	Smart data management components for simplified installation and system configuration;

•	Database management utilities to expedite data import, export and recovery tasks;

•	Simultaneous transactional and relational access to the same data; and

•	Built-in database recovery capabilities.

Applications based on Pervasive database engines can scale from single-user workstations to client/server and Web environments without re-linking or changing code.

Competition

We encounter competition for our data management products primarily from large, public companies, in particular, Sybase’s small memory footprint database software product, SQL Anywhere, and Microsoft’s database product, SQL Server. Microsoft has devoted resources to making its SQL Server product increasingly applicable to the market for our products. We believe that Microsoft will continue to incorporate SQL Server technology into its operating system software and certain of its server software offerings, possibly at no additional cost to its users. Microsoft’s activities could materially adversely affect sales of our products on the Windows platform. In addition, because there are relatively low barriers to entry in the software market, we may encounter additional competition from other established and emerging companies.

Proprietary Rights

Our success and ability to compete are dependent on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing on the intellectual property rights of others. We rely primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary rights. We also believe that factors, such as the technological and creative skills of our personnel, new research and developments, frequent product enhancements, name recognition and reliable product maintenance, are essential to establishing and maintaining a technology leadership position. We license our database software products primarily under “shrink wrap” licenses (i.e., licenses included as part of the product packaging). Shrink-wrap licenses are not negotiated with or signed by individual licensees, and purport to take effect upon the opening of the product package.

Employees

As of June 30, 2003, we employed 160 full-time employees, including 60 in sales and marketing, 50 in research and development, 29 in customer service and technical support, and 21 in general and administrative. We are not subject to any collective bargaining agreement, and we believe that our relationships with our employees are good.

Facilities

Our leased headquarters facility in Austin, Texas, consists of approximately 91,000 square feet. The facility provides additional space and expansion options and is leased through September 2008. We currently lease international offices in Brussels, Frankfurt, Paris, London and Warsaw.

PERVASIVE SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this joint proxy statement/prospectus. The consolidated statements of operations data for the fiscal years ended June 30, 2001, 2002 and 2003 and the consolidated balance sheet data at June 30, 2002 and 2003 are derived from audited consolidated financial statements included elsewhere in this joint proxy statement/prospectus. The consolidated statements of operations data for the periods ended June 30, 1999 and 2000 and the consolidated balance sheet data at June 30, 1999, 2000 and 2001 are derived from audited consolidated financial statements not included herein.

	Year Ended June 30,
	1999	2000	2001	2002	2003
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$58,038	$52,078	$42,158	$37,197	$39,205
Costs and expenses:
Cost of revenues and technical support	8,027	8,890	9,660	6,556	5,898
Sales and marketing	18,154	19,402	18,357	12,349	13,673
Research and development	13,063	13,720	10,545	7,055	8,033
General and administrative	4,798	5,755	6,025	5,371	4,866
Business restructuring charge	—	—	2,472	—	—

Total costs and expenses	44,042	47,767	47,059	31,331	32,470

Operating income (loss) from continuing operations	13,996	4,311	(4,901)	5,866	6,735
Interest and other income, net	825	1,602	1,253	742	534
Income tax provision	(4,452)	(1,774)	(500)	(570)	(580)
Minority interest in earnings of subsidiary, net of income taxes	(36)	(19)	—	—	—

Income (loss) from continuing operations before effect of adoption of new accounting principle	10,333	4,120	(4,148)	6,038	6,689
Effect of adoption of new accounting principle	—	—	—	(676)	—

Income (loss) from continuing operations	10,333	4,120	(4,148)	5,362	6,689

Discontinued operations:
Charge for purchased research and development	(1,800)	—	—	—	—
Loss from operations	(6,986)	(17,146)	—	—	—
Income tax benefit	2,031	1,094	—	—	—
Gain (loss) on disposal	—	(16,963)	1,692	—	159

Gain (loss) from discontinued operations	(6,755)	(33,015)	1,692	—	—

Net income (loss)	$3,578	$(28,895)	$(2,456)	$5,362	$6,848

Basic earnings (loss) per share:
Income (loss) from continuing operations before effect of adoption of new accounting principle	$0.74	$0.26	$(0.26)	$0.36	$0.40
Effect of adoption of new accounting principle	—	—	—	(0.04)	—
Gain (loss) from discontinued operations	(0.48)	(2.11)	0.11	—	0.01

Net income (loss)	$0.26	$(1.85)	$(0.16)	$0.32	$0.41

Diluted earnings (loss) per share:
Income (loss) from continuing operations before effect of adoption of new accounting principle	$0.65	$0.23	$(0.26)	$0.34	$0.37
Effect of adoption of new accounting principle	—	—	—	(0.04)	—
Gain (loss) from discontinued operations	(0.42)	(1.87)	0.11	—	0.01

Net income (loss)	$0.22	$(1.64)	$(0.16)	$0.30	$0.38

Shares used in computing basic earnings (loss) per share	13,960	15,648	15,830	16,827	16,663
Shares used in computing diluted earnings (loss) per share	15,998	17,622	15,830	17,674	17,917

	June 30,
	1999	2000	2001	2002	2003
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	$40,461	$22,365	$23,565	$30,195	$37,004
Total assets	72,873	47,248	40,468	43,359	50,592
Long-term liabilities, net of current portion	565	—	—	—	—
Total stockholders’ equity	59,086	32,644	29,679	33,792	40,202

PERVASIVE MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this section, “Pervasive Management’s Discussion and Analysis of Financial Condition and Results of Operations,” references to “we,” “us,” “our,” and “ours” refer to Pervasive and its consolidated subsidiaries.

You should read the following discussion and analysis in conjunction with “Pervasive Selected Financial Data” and our Consolidated Financials Statements and related Notes included elsewhere in this joint proxy statement/prospectus. In addition to historical information, the following discussion contains certain forward-looking statements that involve known and unknown risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. You should read the cautionary statements made in this joint proxy statement/prospectus as being applicable to all related forward-looking statements wherever they appear in this joint proxy statement/prospectus. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences, include, but are not limited to, those discussed below and in the section entitled “Risk Factors” as well as those discussed elsewhere in this joint proxy statement/prospectus. See the section entitled “Forward-Looking Statements” at page 1. You should not rely on these forward-looking statements, which reflect only our opinion as of the date of this joint proxy statement/prospectus. We do not assume any obligation to revise forward-looking statements.

Overview

Pervasive Software is a leading worldwide provider of embedded data management solutions and services to support the development, deployment and management of mission-critical business applications. Our high-performance, flexible database, Pervasive.SQL™, is widely installed with more than 5.4 million server seats licensed to date. Pervasive.SQL offers advanced data management technology combined with a very low total cost of ownership (TCO), resulting in an average 7-to-1 improvement over another competitor’s database, according to a June 2003 Aberdeen Group study. Our sophisticated database replication technology, Pervasive DataExchange, offers targeted solutions to data movement and synchronization problems like maintaining an offsite warm backup, driving transactional data into a data portal, and connecting remote databases. With Pervasive.SQL and Pervasive DataExchange, independent software vendors (ISVs) can create sophisticated yet low-maintenance business applications that reach far beyond the desktop to easily share information from workstations to the Web. In addition, we recently extended our product line with our data security product, Pervasive AuditMaster. Pervasive AuditMaster provides a new level of security for business applications by monitoring and reporting all activity occurring in a Pervasive.SQL database, leveraging deep-level capture, report and alert technology to enable meticulous monitoring of mission critical data without the high costs of application redevelopment and deployment, training, or on-going maintenance. Our software products are designed for integration by ISVs into client/server, Web and mobile applications, sold to small to mid-size enterprises (SMEs), which typically have environments with little to no information technology (IT) infrastructure and require self-tuning, low-administration products. As a result, end-users can concentrate on running their businesses instead of managing the data management solutions underlying their applications, which is particularly critical to this large market.

We derive our revenues primarily from shrink-wrap licenses through ISVs, value-added resellers (VARs) and distributors and through original equipment manufacturer (OEM) license agreements with ISVs. Shrink-wrap license fees are variable and based generally on user count. Our OEM licensing program offers ISVs volume discounts and specialized technical support, training and consulting in exchange for embedding our products in software applications and paying us a royalty based on sales of their applications. Additionally, we generate revenues from version upgrades, user count upgrades, upgrades to new or additional platforms, and from upgrades to client/server or Web environments from single user workstation or workgroup environments.

Historically, we have derived substantially all of our revenues from our Pervasive.SQL data management products. The latest release of Pervasive.SQL, V8, was released in December 2002. Our future operating results will depend upon continued market acceptance of Pervasive.SQL. Any decrease in demand or market acceptance for our Pervasive.SQL product would have a damaging effect on our business, operating results and financial condition.

In July 2000, we announced a restructuring to focus on our core database management business, including the discontinuation of our Tango product line. In June 2001, we completed the sale of the Tango technology. We recorded Tango as a discontinued operation in the accompanying financial statements; therefore, the following discussion and analysis refer only to continuing operations.

As part of the July 2000 restructuring, we reduced our workforce by approximately 100 employees, or approximately 28% of our worldwide workforce. The majority of the reductions occurred in our Toronto office and our Austin headquarters. The workforce reduction was primarily related to the discontinuance of our Tango product line; however, we also reduced a portion of our Pervasive.SQL related workforce, mostly in our Pervasive.SQL development organization.

In June 2001, we reduced our workforce by approximately 40 employees, or approximately 20% of our worldwide workforce, to further improve profitability and as a precautionary measure in light of the continued uncertain economic environment. The reduction resulted in a non-recurring charge in the fourth quarter of fiscal year 2001 of $2.5 million, including a charge for the workforce reduction and related charges for idle leased facilities and certain intangible assets.

In July 2001, we formed a new business venture with AG-TECH Corporation, a company developing, selling and importing packaged software, to sell and support our products in Japan. AG-TECH has been engaged in the sales and support of Btrieve (predecessor to Pervasive.SQL) and Pervasive.SQL products since 1986. In conjunction with the joint venture, AG-TECH launched a new operating division staffed with specialists experienced in selling and supporting Pervasive.SQL to assume responsibility for OEM sales, packaged software sales, technical support and localization and translation of our products into Japanese. The new business venture has resulted in improved profitability on sales in Japan as the arrangement allowed us to significantly reduce our costs in Japan. In connection with the new business venture, we obtained a less than 20% ownership interest in AG-TECH and the ability to elect one director to the AG-TECH Board of Directors. Pervasive’s revenues from Japan were $6.9 million, $4.5 million and $5.3 million for the fiscal years ended June 30, 2001, 2002 and 2003, respectively.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates and assumptions are reviewed periodically. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following represent our critical accounting policies:

•	Revenue Recognition

•	Sales Returns and Bad Debt Reserves

Revenue Recognition—We license our software through OEM license agreements with software developers, or ISVs, and through shrink-wrap software licenses, sold through ISVs, value-added resellers, or VARs, systems integrators and distributors. Revenues are generally recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant Company obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. Revenues related to OEM license agreements involving nonrefundable fixed minimum license fees are generally recognized upon delivery of the product master or first copy if no significant vendor obligations remain. Per copy royalties related to OEM license agreements in excess of a fixed minimum amount are recognized as revenue when such amounts are reported to us. We generally provide telephone support to customers and end users in the 30 days immediately following the sale at no additional charge and at a minimal cost per call. We accrue the cost of providing this support. Revenue from training is recognized when the related services are performed. We enter into agreements with certain distributors that provide for certain stock rotation and price protection rights. These rights allow the distributor to return products in a non-cash exchange for other products or for credits against future purchases. Revenue from shipping and handling is recognized at the shipping date. Shipping and handling costs are included in Cost of revenues and technical support in the Consolidated Statements of Operations.

Sales Returns and Bad Debt Reserves—We reserve for the cost of estimated sales returns, stock rotation and price protection rights as well as uncollectible accounts based on experience.

Results of Operations

The following table sets forth for the periods indicated the percentage of revenues represented by certain lines in our consolidated statements of operations.

	Year Ended June 30,
	2001	2002	2003
Revenues	100%	100%	100%
Costs and expenses:
Cost of revenues and technical support	23	18	15
Sales and marketing	44	33	35
Research and development	25	19	21
General and administrative	14	14	12
Business restructuring charge	6	—	—

Total costs and expenses	112	84	83

Operating income (loss) from continuing operations	(12)	16	17
Interest and other income, net	3	2	1
Income tax provision	(1)	(2)	(1)

Income (loss) from continuing operations before effect of adoption of new accounting principle	(10)	16	17
Effect of adoption of new accounting principle	—	(2)	—

Income (loss) from continuing operations	(10)	14	17

Discontinued operations:
Loss from operations	—	—	—
Income tax benefit	—	—	—
Gain (loss) on disposal	4	—	—

Gain (loss) from discontinued operations	4	—	—

Net income (loss)	(6)%	14%	17%

Revenues

We generated revenues from continuing operations of $42.2 million, $37.2 million and $39.2 million for the fiscal years ended June 30, 2001, 2002 and 2003, respectively, which represents a decrease of 12% from fiscal 2001 to 2002, and an increase of 5% from fiscal 2002 to 2003. The decrease in revenues from continuing operations in fiscal year 2002 can be attributed to competitive pressures and what we believe to have been a general softening in the packaged client/server applications market, contributing to decreased orders for our Pervasive.SQL products embedded in these applications, as well as a change in the discount structure in Japan following the formation of our new business venture in July 2001. We believe each of the above factors could continue to negatively affect license revenues for Pervasive.SQL in the future. The increase in revenue from continuing operations in fiscal year 2003 can be attributed to upgrades to our latest release of Pervasive.SQL, V8, released in December 2002, and improved sales and marketing execution following management changes made at the beginning of fiscal 2003.

Licenses of our software operating on Windows NT or other Microsoft operating systems continue to represent approximately 80% to 90% of our revenues. We expect that the percentages of our revenues attributable to licenses of our software operating on particular platforms will continue to change from time to time. We cannot be certain that our revenues attributable to licenses of our software operating on Windows NT, or any other operating system platform, will grow in the future.

International revenues, consisting of all revenues from continuing operations from customers located outside of North America, were $18.1 million, $14.9 million and $16.3 million in fiscal 2001, 2002 and 2003, representing 45%, 40% and 42% of total revenues, respectively. We attribute the decrease in international revenue in fiscal year 2002 to competitive pressures and what we believe to have been a general softening in the packaged client/server applications market, contributing to decreased orders for our Pervasive.SQL products embedded in these applications. The decrease in fiscal year 2002 can also be attributed to a change in the discount structure in Japan following the formation of our new business venture in July 2001. We believe each of the above factors could continue to negatively affect international license revenues for Pervasive.SQL in the future. We attribute the increase in international revenue in fiscal year 2003 to improved sales and marketing execution following management changes made at the beginning of fiscal year 2003. We expect that international revenues will continue to account for a significant portion of our revenues in the future.

Costs and Expenses

Cost of Revenues and Technical Support.    Cost of revenues and technical support consists primarily of the cost to manufacture and fulfill orders for our shrink-wrap software products, the cost to provide technical support, primarily telephone support which is typically provided within 30 days of purchase, and license fees for third-party technologies embedded in our products. Cost of revenues and technical support for continuing operations was $9.7 million, $6.6 million and $5.9 million in fiscal 2001, 2002 and 2003, representing 23%, 18%, and 15% of revenues from continuing operations, respectively. Cost of revenues and technical support decreased in dollar amount and as a percentage of revenue in fiscal 2002 as compared to fiscal 2001 primarily as a result of a reduction in costs associated with technical support and training personnel following our reduction in force in June 2001 and the formation of our new business venture in Japan, as well as reduced license fees for third-party technology embedded in or bundled with our product. Cost of revenues and technical support decreased in dollar amount and as a percentage of revenue in fiscal 2003 as compared to fiscal 2002 primarily as a result of a reduction in cost associated with consulting personnel. We anticipate that cost of revenues and technical support will be consistent in dollar amount in the near term, primarily as a result of the continued effect of the reduction in costs associated with technical support and training personnel following our reduction in force in June 2001, the formation of our new business venture in Japan in July 2001, reduced license fees for third-party technology in 2002, and a reduction in cost associated with consulting personnel in 2003.

Sales and Marketing.    Sales and marketing expenses consist primarily of salaries, commissions and bonuses earned by sales and marketing personnel, foreign sales office expenses, travel and entertainment, marketing programs and promotional expenses. Sales and marketing expenses related to continuing operations were $18.4 million, $12.3 million and $13.7 million in fiscal 2001, 2002 and 2003, representing 44%, 33% and 35% of revenues from continuing operations, respectively. Sales and marketing expenses decreased in dollar amount and as a percentage of revenue in fiscal 2002 primarily due to reduced costs associated with sales and marketing personnel following our reduction in force in June 2001 and the formation of our new business venture in Japan in July 2001. Sales and marketing expenses increased in dollar amount and as a percentage of revenue in fiscal 2003 primarily due to increased costs associated with sales and marketing personnel and costs associated with marketing programs and promotional expenses related to the launch of the latest release of Pervasive.SQL, V8, during the second quarter of fiscal 2003. We expect sales and marketing expenses will increase in dollar amount in the near term, primarily as a result of the timing and extent of product market development activities and costs associated with new product releases, marketing promotions, brand awareness campaigns and partner programs.

Research and Development.    Research and development expenses consist primarily of personnel and related costs. Research and development expenses related to continuing operations were $10.5 million, $7.1 million and $8.0 million in fiscal 2001, 2002 and 2003, representing 25%, 19% and 21% of revenues from continuing operations, respectively. Research and development costs decreased in dollar amount and as a percentage of revenue in fiscal 2002 primarily due to reduced costs associated with research and development personnel following our reduction in force in June 2001 and the formation of our new business venture in Japan in July 2001. Research and development costs increased in dollar amount and as a percentage of revenue in fiscal 2003 primarily due to increased costs associated with research and development personnel and outsourced development contracts. We anticipate that research and development expenses will be consistent in dollar amount in the near term as a result of the continued effect of the increase in costs associated with research and development personnel and outsourced development contracts.

General and Administrative.    General and administrative expenses consist primarily of personnel salaries and other costs of our finance, human resources and administrative departments. General and administrative expenses related to continuing operations were $6.0 million, $5.4 million and $4.9 million in fiscal 2001, 2002 and 2003, representing 14%, 14% and 12% of revenues from continuing operations, respectively. The decrease in general and administrative expenses in fiscal 2002 relates primarily to reduced costs associated with general and administrative personnel following our reduction in force in June 2001 and the formation of our new business venture in Japan in July 2001. General and administrative expenses decreased in dollar amount and as a percentage of revenue in fiscal 2003 primarily due to reductions in general and administrative personnel, bad debt expense and fees paid to professional service providers. We believe our general and administrative expenses will decrease in dollar amount in the near term as a result of reduced costs associated with general and administrative personnel and fees paid to professional service providers.

Business Restructuring Charge.    Business restructuring charges in fiscal 2001 consist of charges related to our reduction in workforce in June 2001 and related charges for idle leased facilities and certain intangible assets. We incurred a non-recurring charge of approximately $2.5 million in fiscal 2001, representing 6% of revenues from continuing operations. The business restructuring was initiated to further improve profitability and as a precautionary measure in light of the continued uncertain economic environment.

Provision for Income Taxes.    Provision for income taxes related to continuing operations was approximately $0.5 million, $0.6 million and $0.6 million in fiscal 2001, 2002 and 2003, respectively. We recorded a tax provision for fiscal 2001 related to taxes on our foreign operations, despite our consolidated operating loss for the year. We recorded a tax provision for fiscal 2002 and fiscal 2003 related to taxes on our foreign operations, despite the availability of substantial domestic net operating loss carryforwards.

Based on a number of factors, we believe it is more likely than not, that a substantial amount of our deferred tax assets may not be realized. These factors include:

•	Annual trends in revenue related to continuing operations;

•	The potential impact of anticipated deductions due to exercise of outstanding employee stock options on deferred tax assets with limited carryforward periods; and

•	The intensely competitive market in which we operate, which is subject to rapid change.

Accordingly, we have recorded a valuation allowance equal to the net deferred tax asset due to uncertainties regarding the realization of deferred tax assets based on the lack of substantial earnings history. We expect to continue to incur foreign taxes associated with our international operations while our domestic income taxes will remain minimal as we utilize substantial net operating losses carried forward from previous years. See Note 4 of Notes to Consolidated Financial Statements for further discussion of our provision for income taxes.

Effect of Adoption of New Accounting Principle.    We adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective July 1, 2001. Statement 142 discontinues the amortization of goodwill and requires future periodic testing of goodwill for impairment. In addition, Statement 142 requires reassessment of the useful lives of previously recognized intangible assets. With the adoption of Statement 142, we ceased amortization of goodwill as of July 1, 2001. The adoption will result in a decrease in operating expense related to goodwill amortization of approximately $104,000 per year. Additionally, we completed a goodwill impairment test as allowed by Statement 142 during the first quarter of fiscal 2002, resulting in an impairment charge of approximately $676,000, which is recorded as a cumulative change in accounting principle.

Gain from Discontinued Operations.    Gain from discontinued operations in fiscal 2001 was $1.7 million and is the result of the sale of the Tango technology in June 2001, as well as a reduction in the estimated future liabilities of the discontinued Tango operations. Gain from discontinued operations in fiscal 2003 was $0.2 million and is the result of a reduction in the future liabilities of the discontinued Tango operations following the partial termination of an office lease on favorable economic terms.

Quarterly Results from Operations

The following table sets forth selected unaudited quarterly information for our last eight fiscal quarters. This information has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this joint proxy statement/prospectus, and we believe all necessary adjustments (consisting only of normal recurring adjustments) have been included in the amounts stated below. We also believe this information presents fairly the results of such periods when read in conjunction with the audited consolidated financial statements and notes.

	Quarter Ended
	Sept. 30 2001	Dec. 31 2001	Mar. 31 2002	June 30 2002	Sept. 30 2002	Dec. 31 2002	Mar. 31 2003	June 30 2003
	(in thousands, except per share data)
Revenues	$8,965	$9,214	$9,432	$9,586	$9,176	$9,783	$10,032	$10,214
Costs and expenses:
Cost of revenues and technical support	1,665	1,632	1,672	1,587	1,550	1,449	1,479	1,420
Sales and marketing	3,083	2,986	3,040	3,240	3,190	3,412	3,592	3,479
Research and development	1,938	1,710	1,747	1,660	1,964	2,022	1,912	2,135
General and administrative	1,351	1,423	1,304	1,293	1,177	1,295	1,231	1,163

Total costs and expenses	8,037	7,751	7,763	7,780	7,881	8,178	8,214	8,197

Operating income from continuing operations	928	1,463	1,669	1,806	1,295	1,605	1,818	2,017
Interest and other income, net	229	178	158	177	162	149	116	107
Income tax provision	(175)	(175)	(110)	(110)	(150)	(150)	(150)	(130)

Income from continuing operations before effect of adoption of new accounting principle	982	1,466	1,717	1,873	1,307	1,604	1,784	1,994
Effect of adoption of new accounting principle	(676)	—	—	—	—	—	—	—

Income from continuing operations	306	1,466	1,717	1,873	1,307	1,604	1,784	1,994

Discontinued operations:
Gain on disposal	—	—	—	—	159	—	—	—

Gain from discontinued operations	—	—	—	—	159	—	—	—

Net income	$306	$1,466	$1,717	$1,873	$1,466	$1,604	$1,784	$1,994

Basic earnings per share:
Income from continuing operations before effect of adoption of new accounting principle	$0.06	$0.09	$0.10	$0.11	$0.08	$0.10	$0.11	$0.12
Effect of adoption of new accounting principle	(0.04)	—	—	—	—	—	—	—
Gain from discontinued operations	—	—	—	—	0.01	—	—	—

Net income	$0.02	$0.09	$0.10	$0.11	$0.09	$0.10	$0.11	$0.12

Diluted earnings per share:
Income from continuing operations before effect of adoption of new accounting principle	$0.06	$0.08	$0.09	$0.10	$0.07	$0.09	$0.10	$0.11
Effect of adoption of new accounting principle	(0.04)	—	—	—	—	—	—	—
Gain from discontinued operations	—	—	—	—	0.01	—	—	—

Net income	$0.02	$0.08	$0.09	$0.10	$0.08	$0.09	$0.10	$0.11

	Quarter Ended
	Sept. 30 2001	Dec. 31 2001	Mar. 31 2002	June 30 2002	Sept. 30 2002	Dec. 31 2002	Mar. 31 2003	June 30 2003
As a Percentage of Revenues:
Revenues	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses:
Cost of revenues and technical support	19	18	18	17	17	15	15	14
Sales and marketing	34	32	32	34	35	35	36	34
Research and development	22	19	18	17	21	21	19	21
General and administrative	15	15	14	13	13	13	12	11

Total costs and expenses	90	84	82	81	86	84	82	80

Operating income (loss) from continuing operations	10	16	18	19	14	16	18	20
Interest and other income, net	3	2	1	2	2	2	1	1
Income tax provision	(2)	(2)	(1)	(1)	(2)	(2)	(1)	(1)

Income (loss) from continuing operations before effect of adoption of new accounting principle	11	16	18	20	14	16	18	20
Effect of adoption of new accounting principle	(8)	—	—	—	—	—	—	—

Income (loss) from continuing operations	3	16	18	20	14	16	18	20

Discontinued operations:
Gain on disposal	—	—	—	—	2	—	—	—

Gain from discontinued operations	—	—	—	—	—	—	—	—

Net income (loss)	3%	16%	18%	20%	16%	16%	18%	20%

Our operating results have varied significantly from quarter to quarter in the past and may continue to vary significantly from quarter to quarter in the future due to a variety of factors. Such fluctuations may result in volatility in the price of our common stock. We establish our expenditure levels based on expectations as to future revenue, and, if revenue levels are below expectations, expenses can be disproportionately high. As a result, a drop in near term demand for our products could significantly affect both revenues and profits in any quarter. In the future, our operating results may fluctuate for this reason or as a result of a number of other factors, including increased expenses, timing of product releases, increased competition, variations in the mix of sales, announcements of new products by us or our competitors and capital spending patterns of our customers. As a result of these factors, there can be no assurance we will be able to maintain profitability on a quarterly basis. See “Risk Factors—Risks Related to Pervasive and the Combined Company—Our financial results may vary significantly from quarter to quarter” on page 27.

Liquidity and Capital Resources

Cash provided by continuing operations was $5.1 million, $9.9 million and $9.2 million for fiscal 2001, 2002 and 2003, respectively. The increase in cash provided by continuing operations from fiscal 2001 to 2002 resulted primarily from the increase in earnings from continuing operations in fiscal 2002, a decrease in current assets and an increase in deferred revenue, partially offset by a decrease in accounts payable and accrued liabilities. Cash provided by continuing operations decreased from fiscal 2002 to 2003 despite an increase in income from continuing operations in fiscal 2003, primarily due to an increase in current assets, partially offset by an increase in deferred rent and lease related accruals.

During fiscal 2001, we received net proceeds of $6.8 million, from the sale or maturity of marketable securities, consisting of various taxable and tax advantaged securities. During fiscal 2002, we invested a net amount of $5.5 million in marketable securities. During fiscal 2003, we received net proceeds of $1.7 million from the sale or maturity of marketable securities. In addition, we purchased property and equipment totaling approximately $0.8 million, $0.4 million and $0.6 million in fiscal 2001, 2002 and 2003, respectively. This property consisted primarily of computer hardware and software for general upgrade requirements in fiscal 2001, 2002 and 2003. We expect that our capital expenditures may increase in the next fiscal year as compared to fiscal 2003 as a result of specific capital projects anticipated to upgrade certain front and back office systems.

We have a stock repurchase plan in place whereby we may repurchase shares of our common stock up to a total of $5.0 million through July 21, 2003. As of June 30, 2003, we had repurchased approximately 963,000 shares of Pervasive common stock at an aggregate cost of approximately $2.4 million. In July 2003, we announced the authorization of a new $5.0 million stock repurchase plan which became effective upon expiration of the previous plan on July 21, 2003. Depending on market conditions and other factors, such purchases may be commenced or suspended at any time without prior notice.

On June 30, 2003, we had $37.0 million in working capital including $41.7 million in cash, cash equivalents and marketable securities.

Summary Disclosures About Contractual Obligations

The following table summarizes our operating lease obligations at June 30, 2003, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

2004	$1,562
2005	1,602
2006	1,647
2007	1,647
2008	1,647
Thereafter	549

Total	$8,654

Recently Issued Accounting Standards

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires certain guarantees to be recorded at fair value and requires a guarantor to make disclosures, even when the likelihood of making any payments under the guarantee is remote. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. We believe that adoption of FIN 45 will not have a material effect on our consolidated financial position or results of operations. We have provided the required disclosures in Note 10 of Notes to Consolidated Financial Statements.

In December 2002, FASB issued Statement 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of FASB Statement No. 123. Statement 148 amends FASB Statement 23, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of Statement 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, Statement 148 amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. Since we are continuing to account for stock-based compensation using the intrinsic value method under APB No. 25, the adoption of Statement 148 requires us to provide prominent disclosures about the effects of Statement 123 on reported income in annual and interim financial statements for reporting periods after December 31, 2002.

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (FIN 46). FIN 46 requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The consolidation requirements of FIN 46 apply to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. We believe that the adoption of FIN 46 will not have a material effect our consolidated financial position or results of operations.

In April 2003, the FASB issued Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except for the provisions that relate to Statement 133 Implementation Issues that have been effective for quarters that began prior to June 15, 2003 and for hedging relationships designated after June 30, 2003. We believe that adoption of Statement 149 will not have a material effect on our consolidated financial position or results of operations.

PERVASIVE QUANTITATIVE AND QUALITATIVE DISCLOSURES

ABOUT MARKET RISKS

The majority of our operations are based in the United States and, accordingly, the majority of our transactions are denominated in U.S. dollars. However, we do have foreign-based operations where transactions are denominated in foreign currencies and are subject to market risk with respect to fluctuations in the relative value of currencies. Currently, we have operations in Japan, Germany, France, England, Belgium and Poland and conduct transactions in the local currency of each location. If the U.S. dollar to Japanese yen rate had remained unchanged throughout fiscal 2001, the result would have been an increase in revenue and operating loss of approximately $0.6 million and $30,000, respectively. If the U.S. dollar to Japanese yen rate had remained unchanged throughout fiscal 2002, the result would have been an increase in revenue and operating income of approximately $0.1 million. If the U.S. dollar to Japanese yen rate had remained unchanged throughout fiscal 2003, the result would have been an increase in revenue and operating income of approximately $20,000. If the U.S. dollar to euro rate had remained unchanged throughout fiscal 2001, the result would have been an increase in operating loss of approximately $0.3 million. If the U.S. dollar to euro rate had remained unchanged throughout fiscal 2002, the result would have been an increase in operating income of approximately $0.2 million. If the U.S. dollar to euro rate had remained unchanged throughout fiscal 2003, the result would have been an increase in operating income of approximately $0.2 million. The impact of fluctuations in the relative value of all other currencies for fiscal 2001, 2002 and 2003 was not material.

We monitor our foreign currency exposure and, from time to time, will attempt to reduce exposure through hedging. Gains and losses on foreign currency hedging were not material to the consolidated financial statements for fiscal years ended June 30, 2001, 2002 and 2003 as such hedging activities were minimal.

We are subject to interest rate risk on our cash and marketable securities investments; however, this risk is limited as our investment policy requires us to invest in short-term securities and maintain an average maturity of one year or less.

PERVASIVE’S MANAGEMENT

In this section, “Pervasive’s Management,” references to “we,” “us,” “our” and “ours” refers to Pervasive and its consolidated subsidiaries.

Executive Officers and Directors

The following table sets forth information regarding our executive officers, directors and key employees as of September 18, 2003. Upon the closing of the merger, Michael Hoskins will become our eighth director. See “Executive Officers and Directors of Data Junction Joining Pervasive” on page 129 for information regarding Mr. Hoskins.

Name	Age	Position
David Sikora	42	President, Chief Executive Officer and Director
David Boucher	53	Director
David Bradford	52	Director
Shelby Carter	72	Director
Ron Harris	50	Director
Jeffrey S. Hawn	39	Director
Nancy Woodward	47	Director
John E. Farr	43	Chief Financial Officer and Corporate Secretary
Jeffrey S. Seiden	44	Vice President, Corporate Development
Suaad H. Sait	36	Vice President, Marketing
Chip G. Harmon	50	Vice President, North American Sales
Gilbert Van Custem	40	Vice President, EMEAA Sales and Marketing
Gary G. Allison	37	Vice President, Engineering and Customer Service
Michele B. Thompson	44	Vice President, Business Operations and Legal Affairs

David Sikora has served as our President and Chief Executive Officer since July 2002 and as a director since February 2002. Prior to joining Pervasive, Mr. Sikora served as Chairman and CEO of Question Technologies, Inc., an enterprise software company that was a spin-off of Ventix Systems, Inc., from January 2000 to September 2002, and as President, CEO and director of Ventix Systems, Inc., an enterprise software company, from July 1998 to January 2000. Prior to joining Ventix, Mr. Sikora served as President and CEO of Houston-based ForeFront Group, Inc., an e-learning software company. Mr. Sikora currently serves as a director of several private companies. Mr. Sikora received his B.S. in Electrical Engineering Technology from the University of Houston and an M.B.A. from Harvard Graduate School of Business Administration.

David Boucher has served as one of our directors since October 1995. Mr. Boucher has served as a General Partner of Applied Technology, a venture capital firm, since January 1993. From January 1981 to August 1992, Mr. Boucher served as President and Chief Executive Officer of Interleaf, Inc., an electronic-publishing software developer.

David Bradford has served as one of our directors since October 1995. Mr. Bradford served as Senior Vice President, General Counsel of Novell, Inc., a networking software company, from 1985 until July 2000. Mr. Bradford also serves as a director of several private companies. Mr. Bradford received a B.A. in Political Science and a J.D. from Brigham Young University and an M.B.A. from Pepperdine University.

Shelby Carter has served as a director of Pervasive since August 1996. Since January 1986, Mr. Carter has served as a distinguished adjunct professor at the University of Texas Graduate School of Business and College of Business Administration. Mr. Carter has founded several successful high technology companies. Mr. Carter received a B.B.A. from the University of Texas at Austin.

Ron Harris served as our President and Chief Executive Officer from inception through June 2002 and as a director since June 1995. Mr. Harris has served as our Chairman of the Board since July 2002. Prior to joining us, Mr. Harris served as a Vice President of Citrix Systems, Inc., a developer of thin-client/server software, from October 1990 to May 1993. He also currently serves as Chairman of the Board of the San Antonio Branch of the Dallas Federal Reserve Bank. Mr. Harris received his B.S. in Computer Science from Vanderbilt University and an M.B.A. from the University of Texas at Austin.

Jeffrey S. Hawn has served as one of our directors since February 2003. Mr. Hawn currently serves as Senior Vice President of Operations for BMC Software, Inc., a leading provider of enterprise management solutions. Prior to joining BMC Software in July 2000, Mr. Hawn was a partner with McKinsey & Company, a leading management consulting firm. Mr. Hawn received a B.S. in Mechanical Engineering from Southern Methodist University and an M.B.A. from the University of Texas at Austin.

Nancy Woodward is one of our founders and has served as a director since our inception. Ms. Woodward served as Chairman of the Board from inception through June 2002 and has served as Vice Chairman of the Board since July 2002. Ms. Woodward received a B.S. in Computer Science from the University of Michigan.

John E. Farr has served as our Chief Financial Officer since July 2001. Previously, Mr. Farr served as our Vice President, Finance, from October 1998 to July 2001, as Director of Finance from April 1997 to October 1998 and as Controller from November 1994 to April 1997. Prior to joining Pervasive, Mr. Farr served as an auditor and in audit management for KPMG LLP, an international accounting firm from 1982 to 1994. Mr. Farr received a B.B.A. in Accounting from Southwestern University.

Jeffrey S. Seiden has served as our Vice President, Corporate Development, since April 2002. Before joining Pervasive, Mr. Seiden served as Vice President of Market Development for Question Technologies, Inc., an enterprise software company. Mr. Seiden was the principal founder, President and CEO of nuLogic Inc., an automation software company, for 10 years before its acquisition by National Instruments, Inc. in 1997, and has held executive and leadership positions at Austin Ventures, AV Labs, Cambridge Robotic Systems, Inspex, Inc., and LTX Corporation. Mr. Seiden has served as a director or technology board member for several private companies, and continues to advise and mentor early stage entrepreneurs. Mr. Seiden earned his B.S. in Electrical Engineering from Syracuse University.

Suaad H. Sait has served as our Vice President, Marketing, since June 2002. Prior to joining Pervasive, Mr. Sait served as Chief Marketing Officer and COO of Liaison Technology, a catalog content management infrastructure software company, as Vice President of e-Business Marketing at Motive Communications, Inc., a technical support software company, and as Vice President of Marketing and general manager of the Extended Enterprise business unit at Ventix Systems, Inc., an enterprise software company. Mr. Sait has also held leadership positions at DAZEL Corporation, InConcert Software and Xerox Corporation. Mr. Sait earned his B.S. in Electrical and Computer Engineering from the State University of New York and his M.B.A. from the William E. Simon Graduate School of Business at the University of Rochester.

Chip G. Harmon has served as our Vice President, North American Sales, since July 2002. From 1998 to July 2002, Mr. Harmon served as Vice President of Sales for North America for Hyperion, a business intelligence/business performance management company. Mr. Harmon has served in numerous sales management roles, including positions with Metaphor Computer Systems, Ingres Corporation, Cognos Corporation and Tymshare, Inc. Mr. Harmon received his B.B.A. in Marketing from Stephen F. Austin University.

Gilbert Van Cutsem has served as our Vice President, EMEAA Sales and Marketing, since April 2000. Mr. Van Cutsem has served Pervasive in various sales and marketing roles since September 1995. Prior to joining Pervasive, Mr. Van Cutsem was Channel and Product Marketing Manager at Novell Benelux and Director of Marketing at AT&T’s EMEA headquarters. Mr. Van Cutsem holds degrees in Computer Science (Na.Ra.Fi. Brussels) and Business Administration (V.E.H. Brussels) and earned his master’s degree in Applied Economics from FUCAM (Mons, Belgium).

Gary G. Allison has served as our Vice President, Engineering and Customer Service since May 2002. Previously, Mr. Allison served as Vice President, Engineering from July 2000 to May 2002, as Director of Developer Solutions from February 2000 to July 2000, as Director of Software Engineering from October 1998 to February 2000 and as Software Engineering Manager from October 1997 to October 1998. Prior to joining Pervasive, Mr. Allison served as a senior software engineer at DSC Communications Corporation, a wireless telecommunications infrastructure software company, and prior to that held various software development and management positions at IBM Corporation. Mr. Allison received a B.S. in Computer Science from Texas A&M University and an M.S. degree in Software Engineering from the University of Houston, Clear Lake.

Michele B. Thompson has served as our Vice President, Business Operations and Legal Affairs since May 2002. Previously, Ms. Thompson served as Director of Legal Affairs for Pervasive from May 1999 to May 2002. Prior to joining Pervasive, Ms. Thompson practiced law in the Austin office of a large Dallas-based law firm. Prior to attending law school, Ms. Thompson was a Vice President at a financial institution holding company based in Dallas. Ms. Thompson received her B.B.A. in Finance from the University of Texas at Austin and her J.D. degree from the University of Texas School of Law.

Executive Compensation

The following Summary Compensation Table sets forth the compensation earned for the three fiscal years ended June 30, 2003, by our chief executive officer and the four other most highly compensated officers whose salary and bonus for the 2003 fiscal year were in excess of $100,000 (“Named Officers”).

Summary Compensation Table

Long-Term Compensation
	Fiscal Year	Annual Compensation			Awards Securities Underlying Options (#)	All Other Compensation (2)
Name and Principal Position		Salary (1)	Bonus
David Sikora (3) President, Chief Executive Officer and Director	2003 2002 2001	$259,867 74,445 —	$169,405 — —		200,000 700,000 —	$554 104 —

John E. Farr Chief Financial Officer and Secretary	2003 2002 2001	211,346 189,231 163,846	55,801 28,440 46,310		40,000 30,000 140,000	394 340 318

Gary G. Allison Vice President, Engineering and Customer Support	2003 2002 2001	192,269 179,231 151,923	51,245 26,860 42,390		20,000 32,000 150,000	355 327 398

Chip G. Harmon (5) Vice President, North American Sales	2003 2002 2001	179,039 — —	175,281 — —	(4)	150,000 — —	730 — —

Jeffrey S. Seiden (6) Vice President, Corporate Development	2003 2002 2001	189,539 23,481 —	48,319 — —		50,000 120,000 —	395 59 —

(1)	Salary includes amounts deferred under Pervasive’s 401(k) Plan.
(2)	All Other Compensation consists of life insurance premiums.
(3)	Mr. Sikora commenced employment with Pervasive and became a Director on January 2, 2002, and was named President and CEO of Pervasive effective July 1, 2002.
(4)	Represents sales commissions of $120,528 plus hiring bonus of $25,000 and relocation of $29,753 in 2003
(5)	Mr. Harmon commenced employment with Pervasive on July 8, 2002.
(6)	Mr. Seiden commenced employment with Pervasive on May 1, 2002.

Option Grants in Last Fiscal Year

The following table contains information concerning the stock option grants made in the fiscal year ended June 30, 2003 to the Named Officers. No stock appreciation rights were granted to these individuals during such year.

	Individual Grants
	Number of Securities Underlying Options Granted	% of Total Options Granted To Employees in 2003 (3)	Exercise Price per Share (4)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms (5)
					5% ($)	10% ($)
David Sikora (1)	200,000	19%	$5.65	6/19/13	710,651	1,800,929
John E. Farr (2)	40,000	4%	$5.65	6/19/13	142,130	360,186
Gary G. Allison (2)	20,000	2%	$5.65	6/19/13	71,065	180,093
Chip G. Harmon (2)	110,000	10%	$3.01	9/23/12	208,227	527,688
Chip G. Harmon (2)	40,000	4%	$5.65	6/19/13	142,130	360,186
Jeffrey S. Seiden (2)	50,000	5%	$5.65	6/19/13	177,663	450,232

(1)	This option held by Mr. Sikora is exercisable immediately, but any shares purchased thereunder will be subject to repurchase by Pervasive at the original exercise price paid per share upon Mr. Sikora’s cessation of service to Pervasive prior to vesting in such shares. Upon a merger or other change in control, Pervasive’s right of repurchase shall lapse as to an additional number of shares as if Mr. Sikora had been employed for an additional 12 months. In addition, the repurchase right shall lapse in full if outstanding options are not assumed by the acquiring entity. Should the option be assumed but Mr. Sikora’s employment be involuntarily terminated within 12 months of such a change in control, then the option shall become fully exercisable. Mr. Sikora’s option has a maximum term of ten years, subject to earlier termination in the event of the cessation of his employment with Pervasive.
(2)	The options held by these individuals become exercisable in four equal annual installments. Upon a merger or other change in control, the option shall become exercisable as if the optionee had been employed for an additional 12 months. In addition, the option shares shall vest in full if outstanding options are not assumed by the acquiring entity. Should options be assumed but the optionee’s employment be involuntarily terminated within 12 months of such a change in control, then the option shall become fully exercisable. Each option has a maximum term of ten years, subject to earlier termination in the event of the optionee’s cessation of employment with Pervasive.
(3)	Based on an aggregate of 1,076,200 options granted in fiscal 2003.
(4)	The exercise price may be paid in cash or through a cashless exercise procedure. The plan administrator has the discretionary authority to reprice the options through the cancellation of those options and the grant of replacement options with an exercise price based on the fair market value of the option shares on the regrant date. The options have a maximum term of 10 years measured from the option grant date, subject to earlier termination in the event of the optionee’s cessation of service with Pervasive.
(5)	The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. There can be no assurance provided to any executive officer or any other holder of Pervasive’s securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information concerning the exercise of options by the Named Officers in the 2003 fiscal year and the fiscal year-end number and value of unexercised options with respect to the Named Officers. No stock appreciation rights were exercised by these individuals in fiscal 2003 or were outstanding at the end of that year.

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at June 30, 2003			Value of Unexercised in-the- Money Options at June 30, 2003 (1)
Name			Exercisable		Unexercisable	Exercisable	Unexercisable
David Sikora	—	$—	375,000	(2)	525,000	425,250	1,275,750
John E. Farr	20,000	59,800	88,000		132,500	163,575	271,725
Gary G. Allison	—	—	97,250		125,250	219,550	285,500
Chip G. Harmon	—	—	—		150,000	—	257,400
Jeffrey S. Seiden	—	—	30,000		140,000	49,500	148,500

(1)	Based on the fair market value of Pervasive’s Common Stock at fiscal year end (June 30, 2003) ($5.35 per share), as reported on the Nasdaq National Market.
(2)	As of June 30, 2003, 200,000 of the shares underlying these exercisable options would be, if exercised, subject to repurchase by Pervasive at the original exercise price paid per share upon Mr. Sikora’s cessation of service to Pervasive prior to vesting in such shares.

Director Compensation

Non-employee directors receive $1,500 per meeting attended and $250 per Committee meeting attended, plus a retainer of $10,000 annually for serving on the Board of Directors. All directors are reimbursed for reasonable expenses incurred by them in attending Board and Committee meetings. Certain non-employee Board members are eligible for option grants under Pervasive’s 1997 Stock Incentive Plan.

Each individual who first joins the Board as an eligible non-employee director will receive at that time, an automatic option grant for 50,000 shares of Common Stock. In addition, at each annual stockholders meeting, beginning with the first annual meeting after June 30, 2001, each eligible non-employee director, whether or not he or she is standing for re-election at that particular meeting, will be granted a stock option to purchase 10,000 shares of Common Stock. Prior to its amendment in December 2000, the Automatic Option Grant Program provided for an initial grant of 20,000 shares and an annual grant of 5,000 shares. The optionee will vest in each automatic option grant in a series of four annual installments over the optionee’s period of Board service, beginning one year from the grant date. Each option will have an exercise price equal to the fair market value of the Common Stock on the automatic grant date and a maximum term of ten years, subject to earlier termination following the optionee’s cessation of Board service. Vesting of the automatic option shares will automatically accelerate and the options become fully exercisable upon (i) a change in control of Pervasive by merger or consolidation, sale of all or substantially all of its assets or tender offer for 50% or more of Pervasive’s outstanding voting stock or (ii) the death or disability of the optionee while serving as a Board member.

Mr. Carter was granted options to purchase 5,000 shares of Common Stock on November 4, 1998 at an exercise price of $9.81 per share, 5,000 shares of Common Stock on November 3, 1999 at an exercise price of $10.00 per share, 5,000 shares of Common Stock on November 9, 2000 at an exercise price of $2.31 per share, 10,000 shares of Common Stock on November 1, 2001 at an exercise price of $1.71 per share and 10,000 shares of Common Stock on November 11, 2002 at an exercise price of $3.99 per share. Mr. Bradford was granted options to purchase 5,000 shares of Common Stock on November 4, 1998 at an exercise price of $9.81 per share, 5,000 shares of Common Stock on November 3, 1999 at an exercise price of $10.00 per share, 5,000 shares of Common Stock on November 9, 2000 at an exercise price of $2.31 per share, 10,000 shares of Common Stock on November 1, 2001 at an exercise price of $1.71 per share and 10,000 shares of Common Stock on November 11, 2002 at an exercise price of $3.99 per share. Mr. Boucher was granted options to purchase 5,000 shares of

Common Stock on November 4, 1998 at an exercise price of $9.81 per share, 5,000 shares of Common Stock on November 3, 1999 at an exercise price of $10.00 per share, 5,000 shares of Common Stock on November 9, 2000 at an exercise price of $2.31 per share, 10,000 shares of Common Stock on November 1, 2001 at an exercise price of $1.71 per share and 10,000 shares of Common Stock on November 11, 2002 at an exercise price of $3.99 per share. James R. Offerdahl was granted options to purchase 10,000 shares of Common Stock on November 1, 2001 at an exercise price of $1.71 and 10,000 shares of Common Stock on November 11, 2000 at an exercise price of $3.99 per share. Mr. Offerdahl resigned as a director effective as of January 1, 2003. On December 15, 2000, each of Messrs. Boucher, Bradford and Carter was granted an option to purchase 30,000 shares and Ms. Woodward was granted an option to purchase 50,000 shares under the 1997 Stock Incentive Plan at an exercise price of $1.40 per share. On February 19, 2003, Mr. Hawn was granted options to purchase 50,000 shares under the 1997 Stock Incentive Plan at an exercise price of $4.10 per share. On July 13, 2001, Mr. Offerdahl was granted options to purchase 50,000 shares under the 1997 Stock Incentive Plan at an exercise price of $1.29 per share. Pursuant to the Automatic Option Grant Program, each of Messrs. Boucher, Bradford, Carter, Harris and Hawn and Ms. Woodward will be granted options to purchase 10,000 shares of Common Stock on the date of the 2003 Annual Meeting.

Directors who are also employees of Pervasive are eligible to participate in Pervasive’s Bonus Plan, and are also eligible to participate, subject to certain limitations, in Pervasive’s Employee Stock Purchase Plan and all directors are eligible to receive options and be issued shares under the 1997 Stock Incentive Plan.

The Board of Directors periodically reviews compensation levels for directors. In light of recent legislative and regulatory developments impacting the time and risk associated with being a member of any board of directors and the number of independent directors required to satisfy requirements to be effective in the future, the Board may in the coming year consider increases in director compensation and the recruitment of additional independent directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF PERVASIVE

Mr. Harris has not received any additional grants of stock options by Pervasive following the grant of options in 1995 as a founder of Pervasive. In lieu of granting additional options to Mr. Harris in fiscal year 2002, the Compensation Committee of the Board of Directors instead authorized Pervasive to extend two loans to Mr. Harris as described below. In July 2001, Pervsaive extended a loan of $130,582 to Mr. Harris to assist him with the exercise of his outstanding 1995 options. The note bears interest at the rate of 5.12% compounded annually; principal is due in eight semi-annual installments over four years beginning January 12, 2002, subject to acceleration upon borrower’s cessation of employment and certain other events. The note is secured by a portion of the shares acquired upon exercise of the options. In addition, the note provides that 1/8th of the principal and interest accrued to date shall be forgiven every six months as Mr. Harris continues in service; the balance shall be forgiven entirely if Pervasive should terminate his employment without cause or upon Mr. Harris’ disability or death. The largest aggregate amount of indebtedness outstanding under this note during the fiscal year ended June 30, 2002 was $130,582 and during the fiscal year ended June 30, 2003 was $114,259, and the amount outstanding on August 31, 2003 was $81,613. In March 2002, Pervasive extended a loan of $408,332 to Mr. Harris to assist him with the taxes associated with the exercise of his outstanding options. The note bears interest at the rate of 4.47% compounded annually; principal is due in eight semi-annual installments over four years beginning September 28, 2002, subject to acceleration upon borrower’s cessation of employment and certain other events. The note is secured by a portion of the shares acquired upon exercise of the options. In addition, the note provides that 1/8th of the principal and interest accrued to date shall be forgiven every six months as Mr. Harris continues in service; the balance shall be forgiven entirely if Pervsaive should terminate his employment without cause or upon Mr. Harris’ disability or death. The largest aggregate amount of indebtedness outstanding under this note during the fiscal year ended June 30, 2002 was $408,332 and during the fiscal year ended June 30, 2003 was $408,332, and the amount outstanding on August 31, 2003 was $306,248. Amounts due from Mr. Harris totaling $157,273 were forgiven during fiscal year 2003.

Pervasive’s Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Delaware General Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

Pervasive’s Bylaws provide that Pervasive shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. Pervasive has also entered into indemnification agreements with its officers and directors containing provisions that may require Pervasive, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS  AND MANAGEMENT OF PERVASIVE

The following table sets forth, as of August 31, 2003, certain information with respect to shares beneficially owned by:

•	each person who is known by Pervasive to be the beneficial owner of more than five percent of Pervasive’s outstanding shares of common stock;

•	each of Pervasive’s directors;

•	each of Pervasive’s Named Officers; and

•	all current directors and executive officers as a group.

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within sixty (60) days of the date as of which the information is provided. For purposes of calculating the percentage of outstanding shares held by each person named above, any shares which such person has the right to acquire within 60 days after August 31, 2003 are deemed to be outstanding, but such shares are not deemed outstanding for the purpose of calculating the percentage ownership of any other person. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person’s actual voting power at any particular date.

	Shares Beneficially Owned as of August 31, 2003 (1)(2)
	Before the Transaction		After the Transaction
Beneficial Owner	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class
FMR Corp.(3) One Federal Street, Boston, MA 02110-2003	1,706,396	10.2%	1,706,396	7.8%
Ron R. Harris	1,100,816	6.6%	1,100,816	5.1%
David Sikora (4)	385,500	2.2%	385,500	1.7%
John E. Farr (5)	179,750	1.1%	179,750	*
Gary G. Allison (6)	115,505	*	115,505	*
Chip G. Harmon (7)	27,500	*	27,500	*
Jeffrey S. Seiden (8)	32,000	*	32,000	*
David A. Boucher (9)	29,178	*	29,178	*
David R. Bradford (10)	18,750	*	18,750	*
Shelby H. Carter, Jr. (11)	41,250	*	41,250	*
Jeffrey S. Hawn	—	*	—	*
Nancy R. Woodward (12)	1,127,092	6.7%	1,177,092	5.2%
All current directors and executive officers as a group (13 persons) (13)	3,145,496	17.8%	3,145,496	13.9%

*	Less than 1% of the outstanding shares of Common Stock.
(1)	Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock. To Pervasive’s knowledge, the entities named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Unless otherwise specified, each beneficial owners address shall be 12365 Riata Trace Parkway, Building B, Austin, Texas 78727.

(2)	The number of shares of Common Stock deemed outstanding includes shares issuable pursuant to stock options that may be exercised within sixty (60) days after August 31, 2003.
(3)	Beneficial ownership calculations for FMR Corp. are based solely on a publicly-filed Holdings Report on Form 13F filed by FMR Corp. on August 14, 2003 with the Securities and Exchange Commission.
(4)	Includes options exercisable into 375,000 shares of Common Stock, but 200,000 of the shares issuable upon exercise of such options are subject to the Pervasive’s repurchase right, which lapses in increments over time.
(5)	Includes options exercisable into 103,000 shares of Common Stock.
(6)	Includes options exercisable into 104,750 shares of Common Stock.
(7)	Includes options exercisable into 27,500 shares of Common Stock.
(8)	Includes options exercisable into 30,000 shares of Common Stock.
(9)	Includes options exercisable into 28,750 shares of Common Stock.
(10)	Includes options exercisable into 18,750 shares of Common Stock.
(11)	Includes options exercisable into 38,750 shares of Common Stock.
(12)	Includes options exercisable into 27,500 shares of Common Stock.
(13)	Includes options exercisable into 838,250 shares of Common Stock.

INFORMATION REGARDING DATA JUNCTION

In this Section “Information Regarding Data Junction” references to “we,” “us,” and “ours” refers to Data Junction and its subsidiary.

Overview

Data Junction Corporation develops and provides one of the most widely deployed data and application integration software solution sets in the world. Founded in the mid-1980s, Data Junction has sold its software solutions to over 25,000 companies and deployed over 100,000 licenses. Because our highly deployable and embeddable software is configurable and has a small footprint, it can be quickly and easily implemented and maintained across a wide range of platforms and environments. In addition, the ease-of-use of our products provides end users the ability to implement and maintain our products without the excessive third party professional services costs generally associated with competing data and application integration software solutions. Consequently, our products maintain a very low, and highly competitive, total cost of ownership for small to mid-size businesses as well as large enterprises, including 75% of the companies in last year’s Fortune 100 which have used one or more of our integration products. Headquartered in Austin, Texas, Data Junction has an office in London, England, as well as distribution partners in Europe, Latin America and Asia.

Industry Background

Over the past 20 years, businesses have invested billions of dollars in application software that enabled them to automate and simplify their business processes. As the sales and implementation of these application packages proliferated since the early-1990s, organizations have faced increasing data and application integration challenges. One of the most important developments in the IT (information technology) world in the early 1990s was the emergence of what is now known as extract, transform and load (ETL) integration. Like most important events in IT, ETL did not simply emerge as a complete, mature integration solution; rather, it developed incrementally. At first, ETL was custom code developed by individual enterprises to move and manage data from their source systems and databases into a centralized data warehouse. According to The Data Warehousing Institute, it was not until “the mid-1990s” that “vendors recognized an opportunity and began shipping ETL tools designed to reduce or eliminate the labor-intensive process of writing custom ETL programs.” By the late-1990s, dozens of vendors were offering hundreds of different ETL tools and enterprises were budgeting “40 to 70 percent of project development effort for their ETL tasks.” Today, ETL has become an essential component in most enterprises’ integration projects, everything from traditional ETL processes and data warehouse and business intelligence (BI) projects to Web services and enterprise information integration (EII).

Organizations of all sizes and industries seek to improve overall business operations through the consolidation and subsequent analysis of business data—referred to as business intelligence through data warehousing. Figures from The Data Warehousing Institute state that ETL development work normally consumes up to 80 percent of all business intelligence projects. With such an excessively expensive task for successful business intelligence, it is essential that the ETL portions of BI projects are built and maintained in a pragmatic way with easy-to-use tools that offer tremendous flexibility and design control.

The Data Junction Solution

Unfortunately, today’s most popular solutions—custom code and other integration tools—often fail to contend with the breadth, depth and dynamic intricacies of the challenges posed by distributed application integration. Generally speaking, custom code provides relatively inexpensive, quick-to-implement integration solutions. However, their static and fragile nature and costly maintenance quickly overshadow the initial virtues of custom-coded solutions. While custom code might provide an effective and reliable integration solution for small businesses, it ultimately fails to provide the efficient, dynamic and scalable solutions businesses need to solve today’s distributed integration challenges.

Data Junction’s solution is intended to free the enterprise from typical large and inflexible centralized models that require immense IT and financial support. Built for flexibility, Data Junction software is intended to enable companies to create and fine-tune their solutions for frequently changing business needs and requirements. Data Junction believes that organizations need to deploy integration processes where they are needed and choose the data transport model that fits their specific business needs. Data Junction’s goal is to provide the functionality for an organization to create any integration design. With the on-set of real-time integration, Data Junction’s products can allow companies to gain competitive advantage through reduced business process latency for better and more timely decision making, improved customer service, and a more productive workforce. Data Junction believes that it is unique in offering a full range of integration products, all of which were internally developed, and that this offers its customers substantial benefits in ease-of-use, ease-of-deployment, flexibility and total-cost-of-ownership.

Overall, Data Junction’s software products provide a functionality-rich development environment for creating and managing cost-effective business and IT data integration solutions for any industry. Easy-to-use design interfaces enable quick building, testing and automation of processes for embedding in applications or for answering a multitude of integration needs across and beyond the enterprise. Our product line enables the design and creation of low TCO solutions for many integration challenges including:

•	Data Migration;

•	Replication;

•	ETL for Data Warehousing and Business Intelligence;

•	Legacy Conversion;

•	EAI and B2Bi;

•	Messaging and Web Services; and

•	EDI and XML translation.

The Data Junction Strategy

We believe that within the broadly described integration space, Data Junction is one of the leaders when it comes to the breadth and the depth of integration functionality. Our model of direct selling using sophisticated internet-based sales and demonstration tools allows us to be possibly the only fully featured integration software with a low entry price and a low total cost of ownership. META Group, a major industry analyst group, says “Ascential Software, Data Junction, Informatica, and SAS remain in the ETL driver’s seat, based on their combination of source system support, performance, usability, support, and metadata management.” We believe that, of those four vendors, we provide our customers with the greatest value for the lowest total cost of ownership.

Our objective is to be the integration software provider of choice for the small and medium enterprise (SME) and for Independent Software Vendors (ISVs) who need integration functionality embedded into their applications prior to delivery to their end user customers. Key elements of our strategy include:

Expand our Presence Within Current Accounts

Data Junction has sold its software solutions to over 25,000 companies deploying over 100,000 licenses. Seventy-five percent of the companies in last year’s Fortune 100 have used one or more of our integration products. Much of that use is at the departmental and regional level. We plan to increase our reach within our current user base through the introduction of additional enterprise-related functionality and integration management tools and by increasing our penetration in large accounts.

Extend our Position within the Independent Software Vendor (ISV) Market

Our products have been integrated into ISV’s products over the last several years even though our focus has been on solving the end-user’s integration business problems. We plan to aggressively market our offerings to application developers who require an embedded, low TCO integration solution for their products.

Extend our Reach Through Additional Platforms

Data Junction products are already deployable on a wide variety of industry-standard platforms such as UNIX (Sun Solaris, IBM-AIX and HP-UX), Linux and the various Microsoft Windows platforms. We are extending our reach by adding integration engines for IBM’s AS/400 (i-series) and mainframe 390 (z-series) as well. Data Junction wishes to offer the widest deployable single integration solution available in the market and extend our appeal beyond our typical customer.

Increase our Technology Leadership

We are always in the process of adding to our technology base. We will continue to develop more sophisticated and easy-to-use integration solutions that address a broader range of integration application purposes and to scale all of our current products to handle ever larger amounts of data faster.

Extend our Presence Within the Global Markets

International revenues accounted for 6%, 7% and 10% of our total consolidated revenues for 2001, 2002 and 2003, respectively. We intend to invest more heavily in international infrastructure to further increase sales of our products outside of North America.

Data Junction Product Offerings

Data Junction’s software products provide a functionality-rich development environment for creating and managing cost-effective business and information systems integration solutions for any industry. Our goal is for our products to provide easy-to-use design interfaces that enable quick building, testing and automation of processes for embedding in applications or for answering a multitude of integration needs across and beyond the enterprise.

Our product line enables the design and creation of low TCO solutions for many integration challenges including:

•	Data Migration;

•	Replication;

•	ETL for Data Warehousing and Business Intelligence;

•	Legacy Conversion;

•	EAI and B2Bi;

•	Messaging and Web Services; and

•	EDI, industry trade standards and XML translation.

Data Junction’s most recent product release, djCosmos, was released in September 2003 and provides increased support for real-time, message-driven integrated architectures. It has new or improved support for message handling and validation, standards support, process flow and management, and also includes a new XML-based Integration Repository for housing and managing all integration designs. Focusing on the integration problems that are typical of large enterprises, djCosmos benefits from a significant amount of development work that emphasizes re-use, management and open exchange of design specifications, enhanced debugging functionality, and more versatile deployment options and control of the Integration Engines’ runtime environment.

Three Primary Components of djCosmos are Integration Architect, Integration Repository and Integration Engines (with Wrappers, Connectors and Plug-ins).

Integration Architect

Data Junction’s Integration Architect™ is a versatile and configurable integrated development environment (IDE) for designing and testing integration processes that interface natively with hundreds of data formats and applications.

It can be used to design solutions for real-time B2Bi, distributed application integration, as well as for constructing integration processes for embedding in third-party offerings.

Integration Architect provides the benefits and value of:

•	An integrated development environment for delivering rapid results with low total cost of ownership and low implementation risk;

•	Design interfaces that are accessible to users of almost any skill level;

•	A multi-purpose tool set, where with one investment a large variety of integration challenges can be addressed; and

•	A development environment that can maximize your IT staff’s efficiency and productivity.

Components that may be configured in Integration Architect include the Process Designer, Map Designer, Structured Schema Designer, Document Schema Designer, Extract Schema Designer; a full range of data, technology and application connectors; schemas for industry standard message sets; and SDKs (Software Development Kit) for embedding and automating integration processes.

Integration Repository

Data Junction is possibly the first integration software company to provide an open XML repository for storing all specifications and rules that define an integration task’s execution and flow. Proprietary, closed repositories can be a hindrance to the successful integration of applications and business partners, due to their lack of flexibility and the added difficulty and cost of implementation and maintenance. The Integration Repository provides an open system that stores and organizes the various XML-based design specification files that comprise the user’s integration processes. Storing integration rules as non-proprietary XML provides tremendous flexibility and allows our customer’s integration solutions to grow, as their integration needs change and develop.

Integration Engines

Data Junction’s Integration Engines are meant to provide true multi-dimensional scalability for complex integration challenges. Integration Engines can be used for a wide range of solutions, from basic extract, transform and load (ETL) projects to large-scale B2Bi, or from traditional middleware integration broker needs to massively parallel, large-scale multi-terabyte transformations.

The de-coupled design of the Integration Engines means they can work independent of a centralized metadata repository and design environment, allowing integration to occur anywhere—from deployment of processes to high-performance, multi-CPU servers or to individual workstations and laptops.

Software Development Kits (SDKs)

SDKs are included with the Integration Architect. These kits allow users to go beyond the control and functionality offered within the user interface of the design tools. The Integration Engine SDK provides an interface for application developers and systems integrators who need to embed or tightly control the Integration Engine from other applications or programs. Over 100 fully documented functions are provided with the SDK for complete control and management of conversion and integration processes.

Connectors and Plug-Ins

Data Junction’s factory-supplied Connectors, numbering more than 100, provide fast out-of-the-box connectivity. The Connectors range from SQL-based databases to file-oriented databases and legacy environments, across a wide variety of communications protocols. In addition, the sources of data can include unstructured file formats, metadata repositories and web pages. Most of Data Junction’s connectors are based on our having written directly to the specific application program interface(s) (APIs) provided by many software vendors. This allows us to provide multiple connectors for a single database, such as Oracle, each of which serves a specialized purpose—such as the mass insert of large numbers of records at a single time. As a result, our customers have more integration options with greater power and more flexibility.

Many of our connectors are so-called “smart,” or application, connectors in that they provide more access than just to the physical data itself. With additional application knowledge and metadata, they provide integration into complex, enterprise applications, such as SAP, JD Edwards and Oracle and many major Accounting applications as well as the emerging standards associated with complex XML-based business-to-business integration and the earlier Electronic Data Interchange (EDI) standards.

Sales and Marketing

Data Junction’s marketing efforts are comprised largely of in-house direct email/mail campaigns, specifically targeting IT departments and business managers. The focus is on small to mid size enterprises and departments within larger businesses. The primary goals of these marketing campaigns is to direct potential customers back to the corporate Web site and have them download white papers, strategic reports, “infotainment” pieces, and other general strategic marketing materials as well as trial versions of our software products. Through our press and industry analyst relationships, the marketing team seeks industry endorsements that drive target customer buying within the integration segment.

Data Junction employs a sales model that sells directly into enterprises at both the corporate and departmental level. Sales Executives are part of a well-defined and comprehensive sales process that contains five stages from initial interest through evaluation and negotiation. They are supported by customer relationship (CRM), sales quoting and accounting software as well as a staff of highly trained Sales Engineers who provide high quality technical support during the sales cycle.

The Sales Engineers and Sales Executives conduct telephone interviews with potential customers and determine their interest level and needs. As a result, a combination of customer-needs driven interactive demonstrations of our products using the Internet for presentation often with a specific problem from the customer shown as a Proof of Concept are produced. By using the Internet for delivering these Proof of Concepts and the interactive demonstrations, Data Junction is able to maintain a lower sales cost which ultimately translates into our ability to offer greater integration capabilities at an overall lower total cost of ownership.

Data Junction Corporation has two sales offices, one located in Austin, Texas where the majority of our sales team resides and an office in London, England, supporting Data Junction UK. Our Austin sales office has six teams of Sales Executives, four of which are general teams while two teams have a specific focus—Finance and Healthcare. In addition, our worldwide partners and distributors maintain their own sales staffs.

Customer Service and Technical Support

With more than fifteen years of experience in providing a large variety of data integration solutions, Data Junction has built an extensive knowledge base to support customers in their use of our products.

The Technical Services Division of Data Junction commits itself to understanding the wide variety of business applications involving integration. In order to assist customers quickly and successfully, a great deal of domain knowledge must be acquired by the Technical Services staff. Every Data Junction Technical Services specialist must also have a working knowledge of a broad range of relational database management systems, including UNIX, SQL queries, VB, Java, among many others. This group also works closely with Data Junction’s Professional Services Division and Development team to ensure the overall quality of Data Junction software and resources, and members of the Technical Services team also produce all of the end-user documentation for our products.

Data Junction’s Web site includes a comprehensive on-line support area that is monitored and updated continually by the Technical Services department. With this extensive library of Web-based resources, customers have 24/7 access to the documentation, maintenance releases, FAQs, interactive tutorials and knowledge base they need to answer their questions and resolve their problems quickly and easily. Customers may also submit an electronic support request form, via the Web site, to Technical Services inquiring about specific problems or requesting support for more detailed, particular concerns.

Professional Services Department

The Data Junction Professional Services Division (PSD) works towards maximizing integration ROI for customers. This rapidly growing division, consisting of Implementation Services and Training Services, has steadily built a record of success and fast deployment for clients in its three years of existence.

In order to provide further evidence of the performance of Data Junction’s integration tools and applications, PSD can develop proofs-of-concept and benchmarks on a sample of a customer’s integration project, or on other sample migration or integration processes. Through PSD’s consultative experience, it can also suggest ways to improve and optimize throughput or system performance.

PSD works closely with clients to architect and build special applications and/or functionality around the integration tools as needed to optimize project performance. PSD also works with clients to ensure that the integration tools are properly embedded and have full connectivity to other internal or external applications.

The Implementation Services group in PSD is available to assist customers, partners and sales prospects with benchmarking/proof-of-concept, rapid, client-oriented deployment and implementation, or long-term consulting. Our team is composed of developers, product specialists, and business analysts devoted to delivering customer and partner success.

The Training Services group in PSD provides multiple training options each month in Austin, Texas. These classes are open to all licensed users of the current version of our software. Users can take standard product training and follow-up with focused workshop sessions. Additional consulting time can be scheduled after each session to augment course learning. The same courses and workshops are also available on-site at the customer’s location.

Research and Development

As of June 30, 2003, we employed 21 people in our research and development department. This innovative team is responsible for the design, development and release of our products. Nearly half in the development team have been with Data Junction Corporation for more than five years. The development team is comprised of members that have various technological expertise that ranges across industry applications and standards, database engines, middleware technologies, computer languages and language compilers, and on multiple computing platforms. Members from the development department, along with a product marketing manager from our marketing department, form separate product teams that work closely with sales, marketing, services, customers and prospects to better understand market needs and user requirements. However, a unique attribute of the development team is its intensive and direct involvement with customers and our services group. This close link to our customers helps insure that their input will directly impact the functionality and design of our products for our mutual benefit.

All development work is performed in-house to ensure product consistency and synergy between components. On occasion we have licensed third-party technology. We believe this approach shortens time to market without compromising product quality, and we plan to continue to draw on third-party resources as needed in the future.

We have a well-defined software development methodology that we believe enables us to deliver products that satisfy real business needs for the global market while also meeting commercial quality expectations. Our methodology involves specifying and reviewing business requirements, functional requirements, prototypes and technical designs. A release team consisting of leaders that represent each functional department meets at regularly scheduled dates to collaborate to ensure that cross-department responsibilities are chronologically in sync. The research and development team along with members of the services group create product testing and documentation plans. Iterative, scheduled quality assurance of code and documentation is performed between the two departments. This process is then followed by ongoing and frequent duties to ensure stabilization of code and documentation.

Competition

The market for data and application integration products is very competitive. And, as with integration challenges themselves, the market for integration tools is constantly growing and developing. The primary competition for Data Junction products has historically been custom code; yet many enterprises have purchased our solutions to replace their home-grown custom-coded solutions.

In addition to custom code, however, we compete with a large number of vendors in a variety of markets and verticals. For example, in the ETL market our primary competitors include: Ab Initio, Ascential Software, DataMirror, Embarcadero and Informatica. In the EAI and B2Bi markets, we compete primarily against: Ascential Software (through their recent acquisition of Mercator) Vitria, WebMethods, Tibco and SeeBeyond. We also compete against providers of single-target solutions in the database market. Such competition includes Oracle, Microsoft with DTS in their SQL Server Platform, and Microsoft BizTalk. And since we have solutions targeted to two verticals, financial and healthcare, we also face competitors that provide vertical solutions. Many of our competitors rely heavily on services revenue related to their product offerings. However, we believe the value of integration solutions is not maximized unless the labor element of integration projects is substantially reduced through automation. Therefore, we have always emphasized ease-of-use as a key value proposition to our customers.

We believe our products are very competitive with similar tools offered by our competitors. Typically, we compete with other vendors based on the following factors:

•	Product pricing;

•	Product reliability;

•	Product scalability;

•	Ease of use;

•	Product features and architecture;

•	Multipurpose usability;

•	Technical support;

•	Low implementation time; and

•	Quick time to market.

We understand and acknowledge that our competitors may impede our ability to successfully sell our products to present and potential customers. Competing vendors may have more extensive technological, financial and/or marketing resources than we do, enabling them to develop and market products that more effectively address the needs and challenges of our potential customers. Such events could cause our products to be less competitive than the tools offered by competing vendors. Our current and future competitors may also make acquisitions, develop business relationships and/or build partnerships that could adversely affect our ability to successfully market and sell our products and services to potential customers. Any of the events or pressures cited above could also lead us to adjust our pricing scheme and/or adjust our market presence, thereby affecting our business and financial operation in a materially adverse manner.

Proprietary Rights

Our company is built on 18 years of technological innovation, providing us with the proprietary base that propels our business. We protect our proprietary rights with patent, trademark and trade secret rights, as well as licensing agreements and copyright law.

We have one patent application allowed in the U.S., which was granted to us in 1999. We also have three patent applications pending. The validity of our allowed patent could be challenged, as could any future allowed patents. It is also possible that our pending applications will not be allowed. Our patents alone may not provide us with any significant competitive advantage.

To help secure our trade secrets and other confidential matters, we enter into non-disclosure agreements with our employees, distributors and corporate partners. Nonetheless, third parties could copy or illegally use our products or technology. Because the need for data integration technology is so widespread, it is also possible that third parties could develop similar technology independently.

Software piracy is recognized as a widespread problem in our industry as a whole. The unauthorized use of products that can result from software piracy is very difficult for us to regulate and control, especially in certain foreign countries where intellectual property rights are either unavailable or severely limited.

There can be no assurance that the protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products or design around any patents or other intellectual property rights we hold.

Our intellectual property has been developed over the course of 18 years by our employees and/or work-for-hire contractors, all under invention assignment agreements and non-disclosure agreements. We do not believe that any of our products infringes the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim that our current or future products infringe their rights. Any such claims, with or without merit, could cause costly litigation that could absorb significant management time, which could materially adversely affect our business, operating results or financial condition. Such claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us, which could have a material adverse effect upon our business, operating results or financial condition.

Employees

As of June 30, 2003, we had a total of 128 employees, including 21 people in research and development, 52 people in sales and marketing, 16 people in consulting and training, 20 people in customer support, quality assurance and documentation and 19 people in general and administrative services. None of our employees is represented by a labor union, and we consider employee relations to be good.

Facilities

Our primary offices are located in central Austin, Texas, in an approximately 5,000 square foot building that we currently own (but are in the process of selling), as well as approximately 6,000 square feet of space leased on a month-to-month basis and approximately 9,000 square feet of space under a lease expiring on October 31, 2003. We also lease space for our subsidiary in London, which provides sales and support for our customers in the United Kingdom.

DATA JUNCTION SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this joint proxy statement/prospectus. The consolidated statements of operations data for the fiscal years ended June 30, 2001, 2002 and 2003 and the consolidated balance sheet data at June 30, 2002 and 2003 are derived from audited consolidated financial statements included elsewhere in this joint proxy statement/prospectus. The consolidated statements of operations data for the periods ended June 30, 1999 and 2000 and the consolidated balance sheet data at June 30, 1999, 2000 and 2001 are derived from audited consolidated financial statements not included herein.

	Year Ended June 30,
	1999	2000	2001	2002	2003
	(in thousands)
Consolidated Statements of Operations Data:
Revenues:
Product licenses	$5,751	$6,414	$6,717	$6,307	$8,548
Services and other	470	1,018	2,591	3,432	5,411

Total revenues	6,221	7,432	9,308	9,739	13,959
Cost of revenues:
Product licenses	215	133	103	75	61
Service and other	363	491	892	1167	1,036

Total cost of revenues	578	624	995	1,242	1,097

Gross margin	5,643	6,809	8,313	8,497	12,862
Operating expenses:
Research and development	838	1,007	1,670	1,674	2,089
Sales and marketing	1,894	3,029	4,532	4,568	5,919
General and administrative	1,516	1,232	974	1,336	2,112
Transfer of life insurance policies	—	—	—	—	1,159

Total operating expenses	4,248	5,268	7,176	7,578	11,279

Income from operations	1,395	1,541	1,137	919	1,583
Other income, net	24	16	2	40	9
Interest income, net	60	95	144	79	91

Income before income taxes	1,479	1,652	1,283	1,038	1,683
Income tax provision	(533)	(545)	(517)	(397)	(250)

Net income	$946	$1,107	$766	$641	$1,433

	June 30,
	1999	2000	2001	2002	2003
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	$1,555	$2,453	$2,874	$3,066	$5,697
Total assets	2,929	4,573	6,066	7,778	10,305
Long-term liabilities, net of current portion	—	—	—	—	—
Total stockholders’ equity	2,230	3,340	4,107	4,766	6,283

DATA JUNCTION MANAGEMENT’S DISCUSSION AND ANALYSIS OF DATA JUNCTION’S FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this section, “Data Junction Management’s Discussion and Analysis of Financial Condition and Results of Operations,” references to “we,” “us,” “our” and “ours” refers to Data Junction and its consolidated subsidiaries.

The following discussion of the financial condition and our results of operations should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this joint proxy statement/prospectus. This discussion contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including, but not limited to, those discussed in “Risk Factors” and elsewhere in this joint proxy statement/prospectus.

Overview

Data Junction Corporation develops and provides one of the most widely deployed data and application software solution sets in the world. Founded in the mid-1980s, Data Junction has sold its software solutions to over 25,000 companies and deployed over 100,000 licenses. Because our highly deployable and embeddable software is configurable and has a small footprint, it can be quickly and easily implemented and maintained across a wide range of platforms and environments. In addition, the ease-of-use of our products provides end users the ability to implement and maintain our products without the excessive third party professional services costs generally associated with competing data and application integration software solutions. Consequently, our products maintain a very low, and highly competitive, total cost of ownership for small to mid-size businesses as well as large enterprises, where 75% of the companies in last year’s Fortune 100 had used one or more of our integration products. Headquartered in Austin, Texas, Data Junction has an office in London, England, as well as distribution partners throughout Europe, Latin America and Asia.

We generate revenues from sales of software licenses and services. Our license revenues have been derived from our Integration Studio and Integration Engine software products. While most of our software license revenues come from licensing our products directly to end users, we also receive license revenues indirectly through resellers and original equipment manufacturers. In addition, we generate service revenues from maintenance contracts and training and consulting services sold to customers who license our products.

Historically, we have derived substantially all of our revenues from our Data Junction integration products. The latest release of our products, version 8 known as djCosmos, was released in September 2003. Our future operating results will depend upon continued market acceptance of djCosmos. Any decrease in demand or market acceptance for our djCosmos products would have a damaging effect on our business, operating results and financial condition.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates and assumptions are reviewed periodically. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following represents our critical accounting policy:

Revenue Recognition—We recognize license revenues when persuasive evidence of an arrangement exists, delivery of the products has occurred, the fee is fixed and determinable and collectibility is probable. For accounting purposes, post contract support and the right to unspecified upgrades on a when-and-if available basis are unbundled from license fees, based on vendor-specific objective evidence of fair value. The revenues from post contract support and the right to receive unspecified upgrades are recognized ratably over the contract term. Training and services revenue derived from consulting are recognized as the services are performed. Consulting revenues are primarily related to implementation services for our software products performed on a time-and-materials basis under separate service arrangements.

Results of Operations

The following table sets forth for the periods indicated the percentage of revenues represented by certain lines in our consolidated statements of operations:

	Year Ended June 30,
	2001	2002	2003
Revenues:
License	72%	65%	61%
Service	28	35	39

Total revenues	100	100	100
Cost of revenues:
License	1	1	1
Service	10	12	7

Total cost of revenues	11	13	8

Gross margin	89	87	92
Operating expenses:
Research and development	18	17	15
Sales and marketing	48	47	42
General and administrative	10	14	16
Transfer of life insurance policies	—	—	8

Total operating expenses	76	78	81

Income from operations	13	9	11
Interest income, net	1	1	1

Income before income taxes	14	10	12
Income tax provision	(6)	(4)	(2)

Net income	8%	6%	10%

Revenues

Total revenues were $9.3 million, $9.7 million and $14.0 million for the fiscal years ended June 30, 2001, 2002 and 2003, respectively, representing an increase of 5% from fiscal year 2001 to 2002 and 43% from fiscal year 2002 to 2003. Our license revenues decreased from $6.7 million to $6.3 million, a decrease of 6%, from fiscal year 2001 to 2002, as license revenue from upgrades was increasingly replaced by service revenue from maintenance which is bundled with upgrades. Our license revenue increased from $6.3 million to $8.5 million from 2002 to 2003, representing an increase of 35%. This increase was due primarily to increases in the number of licenses sold and the average transaction size, as a result of a larger and more effective direct sales organization.

Service revenues were $2.6 million, $3.4 million and $5.4 million for the fiscal years ended June 30, 2001, 2002 and 2003, respectively, representing an increase of 32% from fiscal year 2001 to 2002 and 58% from fiscal year 2002 to 2003. These increases were due primarily to an increase in license sales, a sales organization more effective at selling support and maintenance, and a growing professional services division dedicated to providing training and consulting services. We expect service revenues will increase as a percentage of total revenues in future periods to the extent our installed license base grows and as we continue to provide additional services to our customer base.

International revenues, consisting of all revenues from customers outside of North America, were 6%, 7% and 10% of our total consolidated revenues for fiscal year 2001, 2002 and 2003, respectively. We intend to invest more heavily in international infrastructure to further increase sales of our products outside of North America.

Cost of Revenues

Cost of License Revenues.    Our cost of license revenues consists primarily of product packaging, production costs and shipping costs. Cost of license revenues was $103,000, $75,000 and $61,000 in fiscal year 2001, 2002 and 2003, respectively, representing approximately 1% of license revenues in each of fiscal years 2001, 2002 and 2003. The decrease in dollar amount was due primarily to decreases in production and packaging costs. We anticipate that the cost of license revenue will be consistent in dollar amount in the near term.

Cost of Service Revenues.    Our cost of service revenues is a combination of costs of maintenance, training and consulting revenues. Our cost of maintenance revenues consists primarily of costs associated with software upgrades, telephone support services, documentation and quality assurance. Cost of training revenues consists primarily of the costs of providing training classes and materials, which are provided both off-site and at our headquarters. Cost of consulting revenues consists primarily of personnel costs and expenses incurred in providing consulting services at customers’ facilities and at our headquarters. Cost of service revenues was $0.9 million, $1.2 million and $1.0 million in fiscal year 2001, 2002 and 2003, respectively, representing 34%, 34% and 19% of service revenues. Cost of service revenues decreased in dollar amount and as percentage of service revenue from fiscal 2002 to 2003 due primarily to economies of scale achieved as our revenues and operations grew and due to an increase in maintenance revenue in fiscal year 2003, which was greater in proportion to increases in our more labor intensive training and consulting services revenue.

Operating Expenses

Research and Development.    Our research and development expenses consist primarily of salaries and other personnel-related expenses. Research and development expenses were $1.7 million, $1.7 million and $2.1 million in fiscal year 2001, 2002 and 2003, representing 18%, 17% and 15% of total revenue, respectively. The increase in fiscal year 2003 was due primarily to an increase in personnel costs in the period as a result of hiring additional developers into our research and development organization. The decrease as a percentage of total revenues was due primarily to growth in our total revenues. We believe that a significant level of investment for product research and development is required to remain competitive in the data and application integration market. We expect to continue to devote substantial resources to product research and development such that research and development expenses will increase in dollar amount in the near term. To date, all research and development costs have been expensed as incurred.

Sales and Marketing.    Our sales and marketing expenses consist primarily of personnel costs, including commissions, as well as costs of public relations, seminars, marketing programs, lead generation and trade shows. Sales and marketing expenses were $4.5 million, $4.6 million and $5.9 million in fiscal year 2001, 2002 and 2003, representing 48%, 47% and 42% of revenues, respectively. The increases in dollar amount reflect the hiring of additional sales and marketing personnel in connection with marketing and selling our products to a broader range of corporate enterprises, investment in the operations of our subsidiary in the United Kingdom, and higher sales commissions associated with increased sales volume. The decrease in sales and marketing expense as a percentage of total revenues was due primarily to growth in total revenues and increased efficiency of our sales and marketing personnel. We expect to continue hiring additional sales and marketing personnel and to increase promotion and other marketing expenditures in the future. Accordingly, we expect that sales and marketing expenses will increase in dollar amount in the near term.

General and Administrative.    Our general and administrative expenses consist primarily of personnel costs for finance, human resources and general management, as well as professional expenses, such as legal and accounting. General and administrative expenses were $1.0 million, $1.3 million and $2.1 million in fiscal year 2001, 2002 and 2003, representing 10%, 14% and 16% of our total revenues respectively. Expenses increased in dollar amount each period due to increased staffing necessary to manage and support our growth. We believe that our general and administrative expenses will increase in dollar amount as we expand our administrative staff, add infrastructure and incur additional costs.

Transfer of Life Insurance Policies.    In 2003, we transferred key man life insurance policies to three senior members of management. As a result, we recorded a charge to operating expenses to write-off the cash surrender value and prepaid insurance balances associated with these policies.

Provision for Income Taxes.    Provision for income taxes was approximately $0.5 million, $0.4 million and $0.3 million in fiscal year 2001, 2002 and 2003, respectively. Our effective tax rates were 40%, 38% and 15% for fiscal year 2001, 2002 and 2003, respectively. Our effective tax rate for fiscal year 2003 decreased primarily due to the utilization of research and development tax credits of approximately $0.3 million to reduce our overall tax liability.

As of June 30, 2002 and 2003, we had net deferred tax assets of approximately $117,000 and $118,000, respectively. Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. See Note E of Notes to Consolidated Financial Statements.

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly information for our last four fiscal quarters. This information has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this joint proxy statement/prospectus, and we believe all necessary adjustments (consisting only of normal recurring adjustments) have been included in the amounts stated below. We also believe this information presents fairly the results of such periods when read in conjunction with the audited consolidated financial statements and notes.

	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003
	(in thousands, except as a percentage of total revenues)
Consolidated Statements of Operations Data:
Revenues:
License	$1,955	$2,113	$2,049	$2,431
Service	1,159	1,351	1,411	1,490

Total revenues	3,114	3,464	3,460	3,921

Cost of revenues:
License	18	18	12	13
Service	237	279	246	274

Total cost of revenues	255	297	258	287

Gross margin	2,859	3,167	3,202	3,634

Operating expenses:
Research and development	456	534	555	544
Sales and marketing	1,279	1,490	1,502	1,648
General and administrative	509	480	496	627
Transfer of life insurance policies	—	—	—	1,159

Total operating expenses	2,244	2,504	2,553	3,978

Income (loss) from operations	615	663	649	(344)
Interest income, net	13	14	34	39

Income (loss) before income taxes	628	677	683	(305)
Income tax provision	(93)	(100)	(101)	44

Net income (loss)	$535	$577	$582	$(261)

As a Percentage of Total Revenues:
Revenues:
License	63%	61%	59%	62%
Service	37	39	41	38

Total revenues	100	100	100	100

Cost of revenues:
License	1	1	0	0
Service	8	8	7	7

Total cost of revenues	9	9	7	7

Gross margin	92	91	93	93

Operating expenses:
Research and development	15	15	16	14
Sales and marketing	41	43	43	42
General and administrative	16	14	14	16
Transfer of life insurance policies	—	—	—	30

Total operating expenses	72	72	73	102

Income (loss) from operations	20	19	19	(9)
Interest income, net	0	1	1	1

	20	20	20	(8)
Income tax provision	(3)	(3)	(3)	1

Net income (loss)	17%	17%	17%	(7)%

Our operating results have varied significantly from quarter to quarter in the past and may continue to vary significantly from quarter to quarter in the future due to a variety of factors. We establish our expenditure levels based on expectations as to future revenue, and, if revenue levels are below expectations, expenses can be disproportionately high. As a result, a drop in near term demand for our products could significantly affect both revenues and profits in any quarter. In the future, our operating results may fluctuate for this reason or as a result of a number of other factors, including increased expenses, timing of product releases, increased competition, variations in the mix of sales, announcements of new products by us or our competitors and capital spending patterns of our customers. As a result of these factors, there can be no assurance we will be able to maintain profitability on a quarterly basis. See “Risk Factors—Risks Related to Data Junction—Our operating results fluctuate from quarter to quarter” on page 33.

Liquidity and Capital Resources

As of June 30, 2003, we had $2.5 million in cash and cash equivalents, plus held-to-maturity securities of $4.0 million.

Our operating activities resulted in net cash flow of $0.9 million, $0.3 million and $3.3 million in fiscal year 2001, 2002 and 2003, respectively. The decrease in cash provided by operating activities from fiscal year 2001 to 2002 was primarily the result of a decrease in net earnings, an increase in trade accounts receivable and prepaid expenses and other assets and an increase in refundable income taxes, partially offset by an increase in trade accounts payable and deferred revenue. The increase in cash provided by operating activities from fiscal year 2002 to fiscal year 2003 was primarily the result of an increase in net earnings, accrued expenses and deferred revenue, partially offset by an increase in trade accounts receivable and prepaid expenses and other assets and a decrease in trade accounts payable.

We invested a net amount of $1.1 million, $0.8 million and $2.0 million in held-to-maturity securities in fiscal year 2001, 2002 and 2003, respectively. In addition, we purchased property and equipment totaling approximately $266,000, $41,000 and $67,000 in fiscal year 2001, 2002 and 2003, respectively, consisting primarily of computer equipment for product development, quality assurance, pre-sales demonstrations and customer support.

During the past three fiscal years, inflation and changing prices have had minimal impact on our net sales, revenues and on income from continuing operations.

Recently Issued Accounting Standards

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires certain guarantees to be recorded at fair value and requires a guarantor to make disclosures, even when the likelihood of making any payments under the guarantee is remote. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. We believe that adoption of FIN 45 will not have a material effect on our consolidated financial position or results of operations.

In December 2002, FASB issued Statement 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of FASB Statement No. 123. Statement 148 amends FASB Statement 23, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of Statement 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, Statement 148 amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. Since we are continuing to account for stock-based compensation using the intrinsic value method under APB No. 25, the adoption of Statement 148 requires us to provide prominent disclosures about the effects of Statement 123 on reported income in annual and interim financial statements for reporting periods after December 31, 2002.

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (FIN 46). FIN 46 requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The consolidation requirements of FIN 46 apply to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. We believe that the adoption of FIN 46 will not have a material effect our consolidated financial position or results of operations.

In April 2003, the FASB issued Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except for the provisions that relate to Statement 133 Implementation Issues that have been effective for quarters that began prior to June 15, 2003 and for hedging relationships designated after June 30, 2003. We believe that adoption of Statement 149 will not have a material effect on our consolidated financial position or results of operations.

EXECUTIVE OFFICERS AND DIRECTORS OF DATA JUNCTION JOINING PERVASIVE

Executive Officers and Directors

Set forth below is certain information regarding each person who may become an executive officer or director of Pervasive following the merger:

Name	Age	Position at Data Junction
Michael Hoskins	49	President and Director
Gregory Grosh	54	Vice President, Strategy and Marketing and Director
Darrell Blandford	51	Executive Vice President and Director

Michael Hoskins has served as our President since October 1989 and as one of our directors since January 1989. Mr. Hoskins joined Data Junction in 1988 as Vice President of Sales. Mr. Hoskins graduated from the Bowling Green State University with a bachelor of business administration and a major in finance.

Gregory Grosh founded Gregory Eugene Grosh, Inc. in 1982, which became Data Junction Corporation in 1985 and has served as Vice President of Strategy and Marketing since September 2000 and as one of our directors from June 1985 to January 1989 and from October 1989 until the present. In January 1989, after having served as the chief designer and architect of our initial product, Mr. Grosh resigned as a full time employee and served as the Executive Vice President for Marketing and Strategy for Origin B.V. from March 1998 to April 2000, as Senior Vice President and Chief of Applied Technology for BSG, Inc., which was acquired by Medaphis/Per Se Technologies, Inc. from April 1994 to March 1998 and as a Domain Expert at Bachman Information Systems. In July 2000, Mr. Grosh returned as a full time employee with Data Junction. Mr. Grosh attended Kent State University where he studied Russian and Linguistics.

Darrell Blandford is co-founder of Data Junction and has served as our Executive Vice President since December 1996 and as one of our directors since January 1985. Mr. Blandford began working at Data Junction in 1984 as Vice President and handled our business operations and technical services as well as the initial designs of our products. Mr. Blandford graduated from the University of Kentucky with a degree in political science and attended the University of Texas where he studied computer science.

Executive Compensation

The following table sets forth the total compensation paid or accrued during the last three fiscal years with respect to each person who may serve as an executive officer or director of Pervasive following the merger and who was employed by Data Junction as of June 30, 2003, the end of Data Junction’s last fiscal year (“Named Executives”).

Long Term Compensation Awards
Name and Principal Position	Fiscal Year	Annual Compensation				Securities Underlying Options
		Salary	Bonus	Other Annual Compensation (1)
Michael Hoskins President	2003 2002 2001	$96,000 96,000 96,000	$162,000 170,000 120,000	$	— — 10,000	— 30,000 5,000

Darrell Blandford Executive Vice President	2003 2002 2001	96,000 96,000 96,000	162,000 170,000 120,000		— — 10,000	— 30,000 5,000

Gregory Grosh Vice President, Marketing and Strategy	2003 2002 2001	96,000 96,000 80,000	153,250 95,000 22,500		— — 10,000	— 30,000 5,000

(1)	All Other Annual Compensation consists of director compensation.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information concerning the exercise of options by the Named Executives in the 2003 fiscal year and the fiscal year-end number and value of unexercised options with respect to the Named Executives. No stock appreciation rights were exercised by these individuals in fiscal 2003 or were outstanding at the end of that year.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at June 30, 2003		Value of Unexercised in-the-Money Options at June 30, 2003 (1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Michael Hoskins	60,000	$15,600	36,250	33,750	$2,763	$238
Darrell Blandford	60,000	15,600	36,250	33,750	2,763	238
Gregory Grosh	10,000	2,600	13,750	26,250	288	—

(1)	Based on the fair market value of Data Junction’s Common Stock on June 30, 2003 of $0.28 per share.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF DATA JUNCTION

Data Junction’s Articles of Incorporation limit the personal liability of its board members for an act or omission or an alleged act or omission in a director’s capacity as a director to the fullest extent permitted by Texas law. Data Junction’s bylaws also require it to indemnify its directors and executive officers who are threatened to be made a named defendant or respondent in a proceeding because the person is or was a director or an officer of Data Junction and such person conducted himself in good faith, reasonably believed (a) in the case of conduct in his official capacity as a director or officer, that his conduct was in Data Junction’s best interest and (b) in all other cases, that his conduct was at least not opposed to Data Junction’s best interest, and in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Texas law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to the corporation or its shareholders;

•	acts or omissions not in good faith which constitutes a breach of duty of the director or an act or omission involves intentional misconduct or a knowing violation of the law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition and in accordance with Texas law, Data Junction’s bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under Texas law. Data Junction currently does not maintain liability insurance for its directors and officers.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF DATA JUNCTION

The following table lists the beneficial ownership of Data Junction common stock and outstanding options to purchase shares of Data Junction common stock as of September 17, 2003 by:

•	each of the Data Junction directors;

•	each Data Junction executive officer;

•	all directors and executive officers of Data Junction as a group; and

•	each person known to Data Junction to beneficially own more than 5% of the outstanding shares of the common stock of Data Junction.

The second column shows the number of outstanding options granted to the indicated person or group of persons that were exercisable as of August 22, 2003 or that will be exercisable within 60 days after September 17, 2003. In addition, except as otherwise noted, the address for each owner is c/o Data Junction Corporation, 2202 Northland Drive, Austin, TX, 78756. Applicable percentage ownership is based on 16,498,000 shares of Data Junction common stock issued and outstanding as of September 17, 2003.

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within sixty (60) days of the date as of which the information is provided. For purposes of calculating the percentage of outstanding shares held by each person named above, any shares which such person has the right to acquire within 60 days after September 17, 2003 are deemed to be outstanding, but such shares are not deemed outstanding for the purpose of calculating the percentage ownership of any other person.

	Data Junction Stock Beneficially Owned As of September 17, 2003
Name of Beneficial Owner	Shares Owned	Shares Subject to Options	Total	Percentage of Class
Michael E. Hoskins (1)	6,910,000	53,750	6,963,750	42%
Darrell G. Blandford (2)	4,535,000	53,750	4,588,750	28%
Gregory E. Grosh (3)	3,010,000	23,750	3,033,750	18%
All current directors and executive officers as a group (3 persons)	14,455,000	131,250	14,586,250	88%
Ron Dougherty	1,250,000	—	1,250,000	8%

(1)	Includes 5,350,000 shares owned by Rotenburg, L.P., a limited partnership in which Mr. Hoskins serves as a limited partner and as the managing member of Cordova, LLC, the general partner of Rotenburg, L.P., and 1,500,000 shares owned by The Hoskins 2003 Charitable Remainder Unitrust with Makeup for which Mr. Hoskins serves as a co-trustee.
(2)	Includes 725,000 shares owned by The Blandford 2003 Charitable Remainder Unitrust with Makeup for which Mr. Blandford serves as the trustee.
(3)	Includes 900,000 shares owned by The Gregory E. Grosh Charitable Remainder Unitrust, Gregory E. Grosh Trustee for which Mr. Grosh serves as the trustee.

INFORMATION REGARDING RAMAL ACQUISITION CORP.

Ramal Acquisition Corp. is a newly-formed, wholly-owned subsidiary of Pervasive, which was incorporated in Delaware for the sole purpose of effecting the merger by merging Data Junction with and into Ramal Acquisition Corp. It engages in no other business. Its principal executive offices are presently located at 12365 Riata Trace Parkway, Building B, Austin, Texas 78727 and its telephone number is (512) 231-6000.

COMPARISON OF RIGHTS OF HOLDERS OF DATA JUNCTION COMMON STOCK

BEFORE AND AFTER THE MERGER

Introduction

Pervasive is incorporated under the laws of the State of Delaware and Data Junction is incorporated under the laws of the State of Texas. The holders of shares of Data Junction common stock, whose rights as shareholders are currently governed by Texas law, Data Junction’s articles of incorporation, as amended, and Data Junction’s bylaws, will, upon the exchange of their shares pursuant to the merger, become holders of shares of Pervasive common stock, and their rights as shareholders will be governed by Delaware law, Pervasive’s certificate of incorporation, as amended, and the bylaws of Pervasive. The material differences between the rights of holders of shares of Data Junction common stock and the rights of holders of shares of Pervasive common stock, which are summarized below, result from differences in Delaware and Texas law and the governing corporate documents of the two companies.

The following summary does not purport to be a complete statement of the rights of holders of shares of Pervasive common stock under applicable Delaware law, Pervasive’s certificate of incorporation and Pervasive’s bylaws or a comprehensive comparison with the rights of the holders of shares of Data Junction common stock under Texas law, Data Junction’s articles of incorporation and Data Junction’s bylaws, or a complete description of the specific provisions referred to herein. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the Delaware General Corporation Law (“DGCL”), the Texas Business Corporation Act (“TBCA”) and the governing corporate documents of Pervasive and Data Junction, to which holders of shares of Data Junction common stock are referred. See the section entitled “Where You Can Find More Information” at page 147.

Description of Pervasive Capital Stock

Pervasive’s certificate of incorporation provides that Pervasive has authority to issue 75,000,000 shares of Pervasive common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, $0.001 par value per share. See the section entitled “Description of Pervasive’s Capital Stock” at page 142.

Description of Data Junction Capital Stock

Data Junction’s certificate of incorporation provides that Data Junction has the authority to issue 80,000,000 shares of Data Junction common stock, par value $0.01 per share and 20,000,000 shares of preferred stock, par value $0.01 per share.

Data Junction’s certificate of incorporation sets forth the relative rights, preferences, privileges and restrictions granted to or imposed upon the respective classes and series of the shares of capital stock or the holders thereof. Of the authorized 80,000,000 shares of Data Junction common stock, 16,498,000 are outstanding as of September 17, 2003. None of Data Junction’s preferred stock has been issued. Currently, there are no warrants outstanding to purchase shares of Data Junction common stock.

Voting Rights

The holders of shares of Pervasive common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote.

The holders of shares of Data Junction common stock are entitled to one vote per share on all matters to be voted on by the shareholders of Data Junction.

Number of Directors

Under the DGCL, the board of directors shall consist of one or more directors as fixed by the certificate of incorporation or bylaws. The Pervasive certificate of incorporation provides that the number of members of the Pervasive board shall be designated in its bylaws. Pervasive’s bylaws provide that the number of directors shall be fixed from time to time by resolution of a majority of the board. Currently, the authorized number of directors is seven.

Under the TBCA, the board of directors shall consist of one or more members as fixed by the articles of incorporation or bylaws. The Data Junction articles of incorporation provide that the number of members of the Data Junction board shall be designated in its bylaws. Data Junction’s bylaws specify that the number of directors shall be three and may be increased or decreased by amending such bylaws, but no decrease shall have the effect of shortening the terms of any incumbent director. The Data Junction board of directors currently consists of three directors.

Election and Classification of the Board of Directors

The DGCL provides that, unless the certificate of incorporation or the bylaws specify otherwise, a corporation’s directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Under the DGCL, a corporation’s certificate of incorporation may provide that shareholders of a corporation can elect directors by cumulative voting. The DGCL permits, but does not require, a classified board of directors, divided into as many as three classes. Pervasive’s certificate of incorporation provides that shareholders are not entitled to cumulate their votes for directors, but it does call for a classified board of directors, dividing Pervasive’s board of directors into three classes, with one class elected each year and with each director elected for a term of three years. Currently, two directors serve as Class I directors, two directors serve as Class II directors, and three directors serve as Class III directors.

The TBCA provides that the board of directors shall consist of one or more members as fixed by the articles of incorporation or bylaws. Data Junction’s articles of incorporation call for neither cumulative voting nor a classified board of directors. Data Junction’s articles of incorporation entitle its shareholders to vote at each election of directors, to vote in person or by proxy the number of shares owned by such shareholder for as many persons as there are directors to be elected and for whose election such shareholder has a right to vote.

Vote on Merger

As more fully described below, the affirmative vote of a majority of the outstanding stock entitled to vote thereon is generally required in order to effect a merger of Pervasive, and likewise the affirmative vote of a majority of the outstanding shares entitled to vote thereon is generally required in order to effect a merger of Data Junction.

The DGCL requires approval of the board of directors and the affirmative vote of a majority of the outstanding stock entitled to vote thereon in order to effect a merger. Unless required by its certificate of incorporation, no stockholder vote is required of a corporation surviving a merger if (i) such corporation’s certificate of incorporation is not amended by the merger; (ii) each share of stock of such corporation will be an identical share of the surviving corporation after the merger; and (iii) either no shares are to be issued by the surviving corporation or the number of shares to be issued in the merger does not exceed 20% of such corporation’s outstanding common stock immediately prior to the effective date of the merger. Pervasive’s certificate of incorporation does not contain any provisions relating to stockholder approval of mergers.

Unless otherwise provided, the TBCA generally requires the affirmative vote of the holders of at least two-thirds of the shares entitled to vote to approve a merger, or if any class of shares is entitled to vote as a class on the approval of a merger, the affirmative vote of the holders of at least two-thirds of the shares in each such class and the affirmative vote of the holders of at least two-thirds of the shares otherwise entitled to vote. Similar voting requirements apply for share exchanges or conversions. The TBCA does not require a vote by the shareholders of the surviving corporation if after the merger (i) the articles of incorporation of the surviving corporation will not differ from its articles of incorporation before the merger; (ii) each shareholder of the surviving corporation whose shares were outstanding immediately prior to the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights immediately after the merger; (iii) the voting power of the number of voting shares outstanding immediately after the merger, plus the voting power of the number of voting shares issuable as a result of the merger, will not exceed by more than 20% the voting power of the total number of voting shares of the surviving corporation before the merger; (iv) the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger, will not exceed by more than 20% the total number of participating shares of the surviving corporation outstanding immediately before the merger; and (v) the board of directors of the surviving corporation adopts a resolution approving the plan of merger. Data Junction’s articles of incorporation do not contain any specific provisions relating to shareholder approval of mergers. However, Data Junction’s articles of incorporation provide that with respect to any matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by the TBCA, the act of the shareholders on that matter shall be the affirmative vote of the holders of a majority of the shares entitled to vote on that matter rather than the affirmative vote otherwise required by the TBCA. Likewise, with respect to any matter for which the affirmative vote of the holders of a specified portion of the shares of any class or series is required by the TBCA, the act of the holders of shares of that class or series on that matter shall be the affirmative vote of the holders of a majority of the shares of that class or series rather than the affirmative vote of the holders of shares of that class or series otherwise required by the TBCA.

Vote on Sale of Assets

As more fully described below, the affirmative vote of a majority of the outstanding stock entitled to vote thereon is generally required in order to approve the sale, lease or exchange of all or substantially all of Pervasive’s assets, and the affirmative vote of a majority of the outstanding shares entitled to vote thereon is generally required in order to approve the sale, lease or exchange of all or substantially all of Data Junction’s assets.

The DGCL requires approval of the board of directors and the affirmative vote of a majority of the outstanding stock entitled to vote thereon to approve the sale, lease or exchange of all or substantially all of the corporation’s assets. Pervasive’s certificate of incorporation does not contain any provisions relating to shareholder approval of such dispositions.

The TBCA generally requires the affirmative vote of the holders of at least two-thirds of the shares entitled to vote to approve the sale, lease, exchange or other disposition of all or substantially all the corporation’s assets if other than in the usual and regular course of business, or if any class of shares is entitled to vote as a class on the approval of the sale, lease, exchange or other disposition of all or substantially all the corporation’s assets, the vote required for approval of such transaction is the affirmative vote of the holders of at least two-thirds of the shares in each such class and the affirmative vote of the holders of at least two-thirds of the shares otherwise entitled to vote. The TBCA does not require shareholder approval of a sale of assets in the usual and regular course of business unless otherwise specified in the articles of incorporation. Under the TBCA, a sale of assets shall be deemed to be in the usual and regular course of business if the corporation shall, directly or indirectly, either continue to engage in one or more businesses or apply a portion of the consideration received in connection with the transaction to the conduct of a business in which it engages following the transaction. Data Junction’s articles of incorporation do not contain any specific provisions relating to shareholder approval of such dispositions. However, as indicated above, Data Junction’s articles of incorporation provide that with respect to any matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by the TBCA, the act of the shareholders on that matter shall be the affirmative vote of the holders of a majority of the shares entitled to vote on that matter rather than the affirmative vote otherwise required by the TBCA. Likewise, with respect to any matter for which the affirmative vote of the holders of a specified portion of the shares of any class or series is required by the TBCA, the act of the holders of shares of that class or series on that matter shall be the affirmative vote of the holders of a majority of the shares of that class or series rather than the affirmative vote of the holders of shares of that class or series otherwise required by the TBCA.

Special Meetings of Stockholders

Under the DGCL, special stockholder meetings of a corporation may be called by its board of directors and by any person or persons authorized to do so by its certificate of incorporation or bylaws. Under Pervasive’s bylaws, special meetings of the stockholders may be called by a majority of the board of directors, the chairman of the board, the president, or by stockholders holding not less than a majority of the entire capital stock of the corporation entitled to vote in such a special meeting. Written notice of a special meeting that is called by anyone other than the board shall be sent to the corporate secretary and shall state the time and purpose of the meeting.

Under the TBCA, special meetings of the shareholders may be called at any time by the board of directors, the chairman of the board, the president or holders of at least 10% of the shares entitled to vote at the meeting. Data Junction’s bylaws provide that special meetings of the shareholders may be called at any time by the president, the board of directors, or by holders of not less than ten percent (10%) of all the shares entitled to vote at the meeting. Written notice of a special meeting shall state the place, day, time and purpose of the meeting.

Stockholder Action by Written Consent

Under the DGCL, any action by a corporation’s stockholders must be taken at a meeting of such stockholders, unless a consent in writing setting forth the action so taken is signed by the stockholders having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Actions by written consent, however, may not be taken if otherwise provided for in the certificate of incorporation. Pervasive’s bylaws provide that any action required or permitted to be taken by the stockholders must be effected at a duly called meeting and may not be effected by written consent.

Under the TBCA, any action required to be taken at an annual or special meeting of shareholders may be taken without a meeting if all shareholders entitled to vote with respect to the action consent in writing to such action or, if the corporation’s articles of incorporation so provide, if a consent in writing shall be signed by holders of shares having not less than the minimum number of votes necessary to take such action at a meeting of shareholders. Data Junction’s bylaws provide for shareholder action by written consent if signed by all of the shareholders entitled to vote with respect to the subject matter thereof and such consent shall have the same force and effect as a unanimous vote of the shareholders.

Amendment of Certificate of Incorporation

Under the DGCL, amendments to a corporation’s certificate of incorporation must be approved by a resolution of the board of directors declaring the advisability of the amendment, and by the affirmative vote of a majority of the outstanding shares entitled to vote. If an amendment would increase or decrease the number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or other special rights of a class of outstanding shares so as to affect the class adversely, then a majority of shares of that class also must approve the amendment. The DGCL also permits a corporation to make provision in its certificate of incorporation requiring a greater proportion of voting power to approve a specified amendment. The certificate of incorporation of Pervasive provides that certain provisions may not be amended without the affirmative vote of at least 75% of the outstanding shares entitled to vote.

Under the TBCA, an amendment to a corporation’s articles of incorporation generally would require the approval of two-thirds of the shares entitled to vote thereon, unless otherwise provided in the articles of incorporation or, if any class is entitled to vote separately thereon, the approval of the holders of two-thirds of the shares of such class entitled to vote thereon and two-thirds of the total shares entitled to vote thereon. The Data Junction articles of incorporation provide that with respect to any matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by the TBCA, the act of the shareholders on that matter shall be the affirmative vote of the holders of a majority of the shares entitled to vote on that matter rather than the affirmative vote otherwise required by the TBCA. Likewise, with respect to any matter for which the affirmative vote of the holders of a specified portion of the shares of any class or series is required by the TBCA, the act of the holders of shares of that class or series on that matter shall be the affirmative vote of the holders of a majority of the shares of that class or series rather than the affirmative vote of the holders of shares of that class or series otherwise required by the TBCA.

Amendment of Bylaws

Under the DGCL, the power to adopt, amend or repeal a corporation’s bylaws resides with the stockholders entitled to vote thereon, and with the directors of such corporation if such power is conferred upon the board of directors by the certificate of incorporation. Pervasive’s certificate of incorporation authorizes the Pervasive board to adopt, amend or repeal Pervasive’s bylaws.

Under the TBCA, the board of directors of Data Junction may alter, amend or repeal the Data Junction bylaws without shareholder approval, although bylaws made by the Data Junction board of directors, and the power conferred upon the board of directors to amend such bylaws, may be altered or repealed by the shareholders. Data Junction’s articles of incorporation authorize the Data Junction board of directors to adopt, alter, amend or repeal Data Junction’s bylaws or to adopt new bylaws.

Liability and Indemnification of Officers and Directors

The DGCL provides that a corporation may limit or eliminate a director’s personal liability for monetary damages to the corporation or its stockholders for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to such corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	paying or approving a stock repurchase in violation of Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Under the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful.

Pervasive’s certificate of incorporation provides that, to the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Pervasive’s bylaws further provides that to the fullest extent permitted by law, Pervasive may indemnify any director made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of being a director or officer of the corporation or any predecessor of the corporation or, at the corporation’s request, a director or officer of another corporation.

Data Junction’s articles of incorporation similarly provide that the corporation may limit or eliminate a director’s personal liability for monetary damages to the corporation or its shareholders for breach of fiduciary duty as a director, except for liability for:

•	a breach of the director’s duty of loyalty to such corporation or its shareholders;

•	an act or omission not in good faith which constitutes a breach of duty of the director to the corporation or which involves intentional misconduct or a knowing violation of law;

•	for any transaction from which the director derived an improper personal benefit;

•	an act or omission for which the liability of the director is expressly provided for by an applicable statute; or

•	an act related to an unlawful stock repurchase or redemption, distribution or share dividend.

Under the TBCA and Data Junction’s bylaws, directors and officers as well as other employees and individuals may be indemnified against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person in connection with the proceeding if they conducted themselves in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and, in the case of any criminal proceeding, if they had no reasonable cause to believe their conduct was unlawful. The TBCA and Data Junction’s bylaws provide that Data Junction may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of such corporation for any liability asserted against him, whether or not the corporation would have the power to indemnify him against liability under the TBCA.

Payment of Dividends

The DGCL permits the payment of dividends and the redemption of shares out of a corporation’s surplus. Under the DGCL, if a dividend is paid out of capital surplus, stockholders need not be notified, and the dividends may, in certain cases, also be paid out of net profits for the fiscal year in which declared or out of net profits for the preceding fiscal year. Pervasive’s certificate of incorporation does not specifically provide for the payment of dividends. Pervasive’s bylaws authorize directors to declare and pay dividends, and to pay such dividends in cash, property or in shares of Pervasive’s capital stock.

The TBCA provides that the board of directors of a corporation may authorize and the corporation may make distributions; provided, that a distribution may not be made if (i) after giving effect to the distribution, the corporation would be insolvent or (ii) the distribution exceeds the surplus of the corporation. Notwithstanding the limitations on distributions set forth in clauses (i) and (ii) above, a corporation may make a distribution involving a purchase or redemption of any of its own shares if the purchase or redemption is made by the corporation to (i) eliminate fractional shares, (ii) collect or compromise indebtedness owed by or to the corporation, (iii) pay dissenting shareholders entitled to payment for their shares under the TBCA or (iv) effect the purchase or redemption of redeemable shares in accordance with the TBCA. Data Junction’s articles of incorporation provide that the holders of Data Junction common stock shall be entitled to receive, when and as declared by the Data Junction board of directors, out of funds legally available therefor, dividends payable in cash, stock or otherwise. Data Junction’s articles authorize directors to declare and pay dividends, and to pay such dividends in cash, property or in shares of Data Junction’s capital stock.

Anti-Takeover Protection

As more fully described below, the DGCL and the TBCA, contain provisions applicable to Pervasive and Data Junction, respectively, that, subject to certain exceptions, prohibit certain business combinations with interested stockholders. These provisions may have the effect of delaying, deferring or preventing a change in control or acquisition of Pervasive or Data Junction by means of a tender offer, a proxy contest or otherwise.

As more fully described below, Pervasive is subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a corporation which has securities traded on a national securities exchange, authorized for quotation on the Nasdaq/NMS or held of record by more than 2,000 stockholders from engaging in certain business combinations, including a merger, sale of a threshold percentage of the corporation’s assets, loan or issuance of stock, with an interested stockholder, or an interested stockholder’s affiliates or associates, for a three-year period beginning on the date the interested stockholder acquires 15% or more of the outstanding voting stock of the corporation.

Data Junction is subject to Part Thirteen of the TBCA, known as the “Texas Business Combination Law,” which became effective September 1, 1997. In general, the Texas Business Combination Law provides that an “issuing public corporation” shall not, directly or indirectly, enter into or engage in a “business combination” with an “affiliated shareholder” (or its affiliates or associates) during the three-year period immediately following the date on which the affiliated shareholder first became an affiliated shareholder, unless (a) before the date such person became an affiliated shareholder, the board of directors of the issuing public corporation approved the business combination or the acquisition of shares that caused the affiliated shareholder to become an affiliated shareholder; or (b) not less than six months after the date such person became an affiliated shareholder, the business combination was approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation’s outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates at a meeting of shareholders and not by written consent. For the purposes of the foregoing, an “affiliated shareholder” is defined generally as a person that is or was within the preceeding three-year period the beneficial owner of 20% or more of a corporation’s outstanding voting shares; a “business combination” is defined generally to include (i) mergers, share exchanges or conversions involving an affiliated shareholder, (ii) dispositions of assets involving a value equal to 10% or more of the market value of the assets or of the outstanding common stock or representing 10% or more of the earning power or net income of the corporation, (iii) certain issuances or transfers of securities by the corporation to an affiliated shareholder other than on a pro rata basis, (iv) certain plans or agreements relating to a liquidation or dissolution of the corporation involving an affiliated shareholder, (v) certain reclassifications, recapitalizations, distributions or other transactions that would have the effect of increasing an affiliated shareholder’s percentage ownership of the corporation, or (vi) the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder other than proportionately as a shareholder of the corporation; and an “issuing public corporation” is generally defined as a Texas corporation that has 100 or more shareholders, a class of its voting shares registered under the Exchange Act, or a class of its voting shares qualified for trading in a national market system.

Appraisal Rights

Because the common stock of Pervasive is designated as a national market system security on Nasdaq, the holders of Pervasive common stock are not entitled to appraisal rights.

Under Article 5.11 of the TBCA, a stockholder generally has the right to dissent from any merger to which the corporation is a party, from any sale of all or substantially all assets of the corporation, or from any plan of exchange and to receive fair value for his or her shares. However, dissenters’ rights are not available with respect to a plan of merger in which there is a single surviving corporation, or with respect to any plan of exchange, if (i) the shares held by the stockholder are part of a class or series, shares of which are listed on a national securities exchange or the Nasdaq Stock Market, designated on the Nasdaq/NMS or held of record by not less than 2,000 holders on the record date fixed to determine the stockholders entitled to vote on the plan of merger or the plan of exchange, (ii) the stockholder is not required by the terms of the plan of merger or plan of exchange to accept for the stockholder’s shares any consideration that is different than the consideration (other than cash in lieu of fractional shares) to be provided to any other holder of shares of the same class or series held by such stockholder, and (iii) the stockholder is not required by the terms of the plan of merger or plan to exchange to accept for his or her shares any consideration other than (a) shares of a corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series of shares that are (1) listed, or authorized for listing upon official notice of issuance, on a national securities exchange, (2) approved for quotation on the Nasdaq/NMS, or (3) held of record by not less than 2,000 holders, and (b) cash in lieu of fractional shares otherwise entitled to be received. As such, the holders of shares of Data Junction common stock are entitled to appraisal rights in connection with the merger.

For a summary of Texas law regarding dissenting shareholders’ appraisal rights see the section entitled “Appraisal Rights of Dissenting Data Junction Shareholders” beginning on page 70.

DESCRIPTION OF PERVASIVE’S CAPITAL STOCK

In this section, “Description of Pervasive Capital Stock,” references to “we,” “us,” “our” and “ours” refers to Pervasive and its consolidated subsidiaries.

Our authorized capital stock consists of 75,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following summary of certain provisions of our common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our certificate of incorporation and by the applicable provisions of Delaware law.

Common Stock

As of September [            ], 2003, there were [            ] shares of our common stock outstanding held by approximately [            ] holders of record. Because many of Pervasive’s shares of common stock are held by brokers and other institutions on behalf of stockholders, Pervasive is unable to estimate the total number of stockholders represented by these stockholders of record.

Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably the dividends, if any, that are declared from time to time by the board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Pervasive, the holders of common stock are entitled to share in any assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The powers, preferences and rights of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future. For further details regarding dividends on Pervasive common stock see the section entitled “Dividend Policy” on page 19.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preference and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of this preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in our control without further action by our stockholders.

Other Obligations to Issue Capital Stock

We have adopted and maintain equity incentive plans pursuant to which we are authorized to issue stock, stock options and other types of compensation for employees, consultants and other persons who provide services to us. Our employees are also given the right to purchase our common stock at favorable purchase prices under some of these plans. As of August 31, 2003, we have outstanding options to acquire 4,840,808 shares of common stock under these plans. We have reserved an additional 3,339,460 shares of common stock for future issuance under these plans, including 782,229 shares available for purchase by employees under the plans.

Anti-takeover Effects of Certain Provisions of our Certificate of Incorporation, our Bylaws and Delaware Law

Delaware Statute. We are subject to Section 203 of the Delaware General Corporation law, which prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, excluding shares held by directors, officers and certain employee stock plans; or

•	on or after the consummation date the business combination is approved by the board of directors and by the affirmative vote at an annual or special meeting of stockholders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

For purposes of Section 203, a “business combination” includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is generally a person who, together with affiliates and associates of such person:

•	owns 15% or more of the corporation’s voting stock; or

•	is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the prior three years.

Certificate of Incorporation and Bylaws Provisions.    Our Restated Certificate of Incorporation and Bylaws include provisions that, among others, could have the effect of delaying, deferring, or discouraging potential acquisition proposals and could delay or prevent a change of control of Pervasive. The provisions in our Certificate of Incorporation and Bylaws that may have such effect include:

•	Preferred Stock. As noted above, our board of directors, without stockholder approval, has the authority under our Certificate of Incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, we could issue preferred stock quickly and easily, which could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

•	Election and Removal of Directors. Our bylaws provide for the division of our board of directors into three classes, as nearly equal in number as possible, with one class being elected each year by our stockholders and the directors in each class serving for a three-year term. Directors may be removed only for cause and only by the affirmative vote of the holders of a majority of the common stock outstanding and entitled to vote. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Pervasive and may maintain the incumbency of the board of directors, as it generally makes it more difficult for stockholders to replace a majority of directors.

•	Stockholder Meetings. Under our certificate of incorporation and bylaws, our board of directors may call special meetings of stockholders. In addition, any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders, and may not be effected by any consent in writing of such stockholders.

•	Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee thereof.

Shareholder Rights Plan

In October 2000, our board of directors approved the adoption of a shareholder rights plan whereby one preferred share purchase right will be distributed for each outstanding share of our common stock. The rights are designed to assure that all of our stockholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations and other tactics designed to gain control without paying all stockholders a fair price. The rights were not distributed in response to any specific effort to acquire Pervasive.

The rights become exercisable if a person or group hereafter acquires 15% or more of our common stock or announces a tender offer for 15% or more of our common stock. Such events, or if we are acquired in a merger or other business combination transaction after a person acquires 15% or more of our common stock, would entitle the right holder to purchase, at an exercise price of $18.00, a number of shares of common stock having a market value at that time of twice the exercise price. Rights held by the acquiring person would become void. Our board of directors can choose to redeem the rights at one cent per right at any time before an acquiring person hereafter acquires 15% or more of the outstanding common stock. The rights were distributed on November 6, 2000 to stockholders of record on October 6, 2000. The rights will expire in ten years.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare, N.A., Denver, Colorado.

Nasdaq National Market Listing

Our common stock is listed on the Nasdaq National Market under the symbol “PVSW.”

LEGAL MATTERS

The validity of the shares of Pervasive’s common stock offered by this joint proxy statement/prospectus will be passed upon for Pervasive by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Austin, Texas. Gray Cary Ware & Freidenrich, LLP, Austin, Texas is acting as counsel to the board of directors of Data Junction in connection with certain legal matters relating to the merger, the merger agreement and the transactions contemplated thereby. Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Gray Cary Ware & Freidenrich, LLP will deliver opinions concerning the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code.

EXPERTS

The consolidated financial statements of Pervasive Software Inc. at June 30, 2003 and 2002, and for each of the three years in the period ended June 30, 2003, included in this joint proxy statement/prospectus, which are referred to and made a part of this joint proxy statement/prospectus Statement and the registration statement of Pervasive of which this joint proxy statement/prospectus is a part, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Data Junction at June 30, 2003 and 2002, and for each of the three years in the period ended June 30, 2003, included in this joint proxy statement/prospectus, which are referred to and made a part of this joint proxy statement/prospectus and the registration statement of Pervasive of which this joint proxy statement/prospectus is a part, have been audited by Grant Thornton LLP, independent auditors, as set forth in their report appearing elsewhere in this joint proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

OTHER MATTERS

Representatives of Ernst & Young LLP are expected to be present at Pervasive’s special meeting with the opportunity to make statements if they so desire. Representatives of Grant Thornton LLP are expected to be present at Data Junction’s special meeting with the opportunity to make statements if they so desire. In each case, such representatives are also expected to be available to respond to appropriate questions.

We know of no matters to be presented at the special meeting other than the matters described in this document. However, if any other matters do come before the meetings, it is intended that the holders of the proxies will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

Pursuant to Rule 14a-8 under the Exchange Act of 1934, as amended, stockholders may present proper proposals for inclusion in Pervasive’s proxy statement for the 2003 annual meeting of stockholders and for consideration at the 2003 annual meeting of stockholders by submitting their proposals to Pervasive in a timely manner and in compliance with Rule 14a-8. A stockholder proposal to be timely must have been received by September 2, 2003; except that if the date of the annual meeting is changed by more than thirty calendar days from the date contemplated at the time of the previous year’s proxy statement, then notice must be received not later than the close of business on the 10th day following the day on which public disclosure of the meeting date was made. The deadline for timely receipt of stockholder proposals for the 2003 annual stockholder meeting has now expired.

Alternatively, under Pervasive’s bylaws, a proposal that the stockholder does not seek to include in Pervasive’s proxy materials must be received by the secretary of Pervasive for the 2003 annual meeting of stockholders not less than 60 days nor more than 90 days prior to the first anniversary of the previous year’s annual meeting; provided, however, that in the event that the date of the 2003 annual meeting of stockholders is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the stockholder to be timely must be so received not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of the annual meeting is first made. The stockholder’s submission must include the information specified in Pervasive’s bylaws. Proposals not meeting these requirements will not be entertained at the annual meeting.

Stockholders should contact the secretary of Pervasive in writing at Pervasive Software Inc., 12365 Riata Trace Parkway, Building B, Austin, Texas 78727, Attention: John E. Farr, Corporate Secretary, to make any submission or to obtain additional information as to the proper form and content of submissions.

WHERE YOU CAN FIND MORE INFORMATION

Pervasive files annual, quarterly and current reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be inspected and copied at the following public reference facility maintained by the SEC:

Judiciary Plaza

Room 1024

450 Fifth Street, N.W.

Washington, D.C. 20549

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding each of us. The address of the SEC website is http://www.sec.gov.

Reports, proxy statements and other information concerning Pervasive may also be inspected at: The National Association of Securities Dealers, 1735 K Street N.W., Washington, D.C. 20006.

Pervasive has filed a registration statement under the Securities Act with the SEC with respect to the Pervasive common stock to be issued to Data Junction shareholders in the merger. This joint proxy statement/prospectus constitutes the prospectus of Pervasive filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted as provided by the rules and regulations of the SEC. You may inspect and copy the registration statement at any of the addresses listed above.

You should rely only on the information contained in this joint proxy statement/prospectus to vote on the proposals related to the merger. Pervasive and Data Junction have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [            ], 2003. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than [            ], 2003, and neither the mailing of the joint proxy statement/prospectus to Pervasive and Data Junction shareholders nor the issuance of Pervasive common stock in the merger shall create any implication to the contrary.

Information on Pervasive’s Web Site

Information on any Pervasive internet web site is not part of this document and you should not rely on that information in deciding whether to approve the issuance of shares of Pervasive common stock in connection with the merger, unless that information is also in this document.

Information on Data Junction Web Site

Information on any Data Junction internet web site is not part of this document and you should not rely on that information in deciding whether to approve the merger and adopt the merger agreement, unless that information is also in this document.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the Pervasive common stock or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make the offer, solicitation of an offer or proxy solicitation in that jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities means, under any circumstances, that there has been no change in the information set forth in this document or in its affairs since the date of this joint proxy statement/prospectus. The information contained in this document with respect to Data Junction and its subsidiaries was provided by Data Junction. The information contained in this document with respect to Pervasive and its subsidiaries was provided by Pervasive.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders Pervasive Software Inc.

We have audited the accompanying consolidated balance sheets of Pervasive Software Inc. (the “Company”) as of June 30, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pervasive Software Inc. at June 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States.

/s/    Ernst & Young LLP

Austin, Texas

July 11, 2003, except for Note 16, as to which the date is August 8, 2003

See accompanying notes

PERVASIVE SOFTWARE INC.

CONSOLIDATED BALANCE SHEETS

	June 30,
	2002	2003
	(in thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents, including interest bearing investments of $19,750 in 2002 and $26,665 in 2003	$22,215	$31,352
Marketable securities	11,973	10,313
Trade accounts receivable, net of allowance for doubtful accounts of $350 in 2002 and $344 in 2003	4,263	4,900
Notes receivable from related parties	102	102
Prepaid expenses and other current assets	1,209	727

Total current assets	39,762	47,394
Property and equipment, net	2,922	2,251
Purchased technology, net	—	536
Notes receivable from related parties	306	204
Other assets	369	207

Total assets	$43,359	$50,592

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$268	$741
Accrued payroll and payroll related costs	1,740	1,680
Deferred rent and lease related accruals	1,494	2,290
Other accrued expenses	3,017	3,382
Deferred revenue	2,147	2,235
Income taxes payable	217	30
Liabilities of discontinued operations	684	32

Total current liabilities	9,567	10,390

Stockholders’ equity:
Common stock, $0.001 par value; Authorized—75,000,000 shares; issued and outstanding—16,794,793 shares in 2002 and 16,765,802 shares in 2003	59,096	58,660
Accumulated other comprehensive loss	(1,188)	(1,190)
Retained deficit	(24,116)	(17,268)

Total stockholders’ equity	33,792	40,202

Total liabilities and stockholders’ equity	$43,359	$50,592

See accompanying notes

PERVASIVE SOFTWARE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended June 30
	2001	2002	2003
	(in thousands, except per share data)
Revenues	$42,158	$37,197	$39,205
Costs and expenses:
Cost of revenues and technical support	9,660	6,556	5,898
Sales and marketing	18,357	12,349	13,673
Research and development	10,545	7,055	8,033
General and administrative	6,025	5,371	4,866
Business restructuring charge	2,472	—	—

Total costs and expenses	47,059	31,331	32,470

Operating income (loss) from continuing operations	(4,901)	5,866	6,735
Interest and other income	1,253	742	534

Income (loss) from continuing operations before income taxes and effect of adoption of new accounting principle	(3,648)	6,608	7,269
Income tax provision	(500)	(570)	(580)

Income (loss) from continuing operations before effect of adoption of new accounting principle	(4,148)	6,038	6,689
Effect of adoption of new accounting principle	—	(676)	—

Income (loss) from continuing operations	(4,148)	5,362	6,689

Discontinued operations:
Gain on disposal	1,692	—	159

Gain from discontinued operations	1,692	—	159

Net income (loss)	$(2,456)	$5,362	$6,848

Basic earnings (loss) per share:
Income (loss) from continuing operations before effect of adoption of new accounting principle	$(0.26)	$0.36	$0.40
Effect of adoption of new accounting principle	—	(0.04)	—
Gain from discontinued operations	0.11	—	0.01

Net income (loss)	$(0.16)	$0.32	$0.41

Diluted earnings (loss) per share:
Income (loss) from continuing operations before effect of adoption of new accounting principle	$(0.26)	$0.34	$0.37
Effect of adoption of new accounting principle	—	(0.04)	—
Gain from discontinued operations	0.11	—	0.01

Net income (loss)	$(0.16)	$0.30	$0.38

See accompanying notes

PERVASIVE SOFTWARE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock	Accumulated Other Comprehensive Loss	Retained Earnings (Deficit)	Total Stockholders’ Equity
	(in thousands, except share data)
Balances at June 30, 2000	$59,950	$(284)	$(27,022)	$32,644

Acquisition of 3,925 treasury shares, cumulative treasury shares of 167,661 and cost of $55 at June 30, 2001	(4)	—	—	(4)
Issuance of 22,838 shares of common stock pursuant to the exercise of stock options	22	—	—	22
Issuance of 96,274 shares of common stock pursuant to the employee stock purchase plan	180	—	—	180
Foreign currency translation adjustment	—	(707)	—	(707)
Net loss	—	—	(2,456)	(2,456)

Total comprehensive loss				(3,163)

Balances at June 30, 2001	60,148	(991)	(29,478)	29,679

Acquisition of 685,888 treasury shares, cumulative treasury shares of 853,549 and cost of $1,542 at June 30, 2002	(1,487)	—	—	(1,487)
Issuance of 1,477,566 shares of common stock pursuant to the exercise of stock options	428	—	—	428
Issuance of 76,074 shares of common stock pursuant to the employee stock purchase plan	105	—	—	105
Issuance of note receivable to executive officer pursuant to the exercise of stock options	(131)	—	—	(131)
Reduction of note receivable to executive officer pursuant to the exercise of stock options	33	—	—	33
Foreign currency translation adjustment	—	(197)	—	(197)
Net income	—	—	5,362	5,362

Total comprehensive income				5,165

Balances at June 30, 2002	59,096	(1,188)	(24,116)	33,792

Acquisition of 277,350 treasury shares, cumulative treasury shares of 1,130,899 and cost of $2,471 at June 30, 2003	(929)	—	—	(929)
Issuance of 168,438 shares of common stock pursuant to the exercise of stock options	331	—	—	331
Issuance of 79,921 shares of common stock pursuant to the employee stock purchase plan	130	—	—	130
Reduction of note receivable to executive officer pursuant to the exercise of stock options	32	—	—	32
Foreign currency translation adjustment	—	(2)	—	(2)
Net income	—	—	6,848	6,848

Total comprehensive income				6,846

Balances at June 30, 2003	$58,660	$(1,190)	$(17,268)	$40,202

See accompanying notes

PERVASIVE SOFTWARE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended June 30,
	2001	2002	2003
	(in thousands)
Cash from continuing operations
Income (loss) from continuing operations	$(4,148)	$5,362	$6,689
Adjustments to reconcile net income (loss) to net cash provided by continuing operations:
Depreciation and amortization	3,305	2,064	1,358
Business restructuring charge	2,234	—	—
Effect of adoption of new accounting principle	—	676	—
Non cash compensation expense pursuant to employee stock purchase plan	76	84	147
Other non cash items	(1)	337	32
Change in current assets and liabilities:
(Increase) decrease in current assets	3,035	1,845	(229)
Increase (decrease) in accounts payable and accrued liabilities	639	(1,046)	1,148
Increase in deferred revenue	3	617	88

Net cash provided by continuing operations	5,143	9,939	9,233
Cash from discontinued operations
Gain from discontinued operations	1,692	—	159
Net change in assets and liabilities of discontinued operations	(29)	—	—
Accrued liabilities of discontinued operations	(4,607)	(938)	(652)

Net cash used in discontinued operations	(2,944)	(938)	(493)
Cash from investing activities
Purchase of property and equipment	(799)	(447)	(612)
Purchase of marketable securities	(15,313)	(13,710)	(18,546)
Proceeds from sale of marketable securities	22,125	8,247	20,206
Investment in business, net of repayments	—	(210)	200
Purchase of technology	—	—	(550)
(Increase) decrease in other assets	(328)	(175)	190

Net cash provided by (used in) investing activities	5,685	(6,295)	888
Cash from financing activities
Purchase of treasury stock	(4)	(1,487)	(929)
Proceeds from exercise of stock options and employee stock purchase plan	202	402	461

Net cash provided by (used in) financing activities	198	(1,085)	(468)
Effect of exchange rate changes on cash and cash equivalents	(311)	1	(23)

Increase in cash and cash equivalents	7,771	1,622	9,137
Cash and cash equivalents at beginning of year	12,822	20,593	22,215

Cash and cash equivalents at end of year	$20,593	$22,215	$31,352

See accompanying notes

PERVASIVE SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

1.    THE COMPANY

Pervasive Software Inc. (the “Company”) is a leading worldwide provider of embedded data management solutions to support the development, deployment and management of mission-critical business applications. With Pervasive.SQL, independent software vendors (ISVs) can create sophisticated yet low-maintenance business applications that reach far beyond the desktop to easily share information from workstations to the Web. The software is designed for integration by ISVs into Web or client/server applications, sold to small to mid-size enterprises (SMEs), which typically have environments with little to no information technology (“IT”) infrastructure and require self-tuning, low-administration products.

The Company develops, markets, sells and supports its offerings worldwide through its principal office in Austin, Texas and through international offices in Brussels, Frankfurt, Paris, London and Warsaw and a joint venture in Japan. In July 2000, the Company announced its intention to sell its Tango product line and in June 2001, completed the sale of the Tango technology. Accordingly, the Tango product line is accounted for as a discontinued operation (see Note 8). The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company licenses its software through original equipment manufacturer (OEM) license agreements with ISVs and through shrink-wrap software licenses, sold through ISVs, value-added resellers (“VARs”), systems integrators and distributors. Revenues are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant Company obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. Revenues related to OEM license agreements involving nonrefundable fixed minimum license fees are recognized upon delivery of the product master or first copy if no significant vendor obligations remain. Per copy royalties related to OEM license agreements in excess of a fixed minimum amount are recognized as revenue when such amounts are reported to the Company. The Company provides telephone support to customers and end users in the 30 days immediately following the sale at no additional charge and at a minimal cost per call. The Company accrues the cost of providing this support. Revenue from training is recognized when the related services are performed. The Company enters into agreements with certain distributors that provide for certain stock rotation and price protection rights. These rights allow the distributor to return products in a non-cash exchange for other products or for credits against future purchases. The Company reserves for the cost of estimated sales returns, stock rotation and price protection rights as well as uncollectible accounts based on experience. Revenue from shipping and handling is recognized at the shipping date. Shipping and handling costs are included in Costs of revenue and technical support in the Consolidated Statements of Operations.

Software Development Costs

Software development costs incurred by the Company in connection with its long-term development projects are accounted for in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed (“Statement 86”). The Company has not capitalized any internal costs through June 30, 2003 related to its software development activities. In April 2003, the Company purchased a database transaction intelligence technology and capitalized the cost in accordance with Statement 86 (see Note 9).

PERVASIVE SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003

Advertising Costs

The Company expenses costs of producing advertising- and sales-related collateral materials as incurred. Other production costs associated with direct mail programs, placement costs associated with magazine or other printed media and all direct costs associated with trade shows and other sales related events are expensed when the related direct mail is sent, advertising space is used or the event is held. These expenses in 2001, 2002 and 2003 were approximately $1.7 million, $0.7 million and $1.4 million, respectively.

Income Taxes

Under the asset and liability method of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“Statement 109”), deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Cash and Cash Equivalents

Cash and cash equivalents include cash, certificates of deposit, and securities with original maturities less than ninety days when purchased.

Marketable Securities

Marketable securities have been classified as available-for-sale and such designation is reevaluated as of each balance sheet date. While the Company’s intent is to hold debt securities to maturity, they are classified as available-for-sale because the sale of such securities may be required prior to maturity. Realized gains and losses are recorded on the specific identification method and are included in other income. Realized and unrealized gains and losses have been insignificant for all periods presented.

Substantially all of the Company’s marketable securities mature on or before June 30, 2004. All are stated at cost, which approximates fair market value as of June 30, 2002 and 2003, and consist of the following (in thousands):

	June 30,
	2002	2003
Marketable securities
U.S. Government Agencies	$9,550	$8,166
Foreign Debt Securities	1,002	975
Commercial Paper	990	996
Corporate Notes	256	—
Certificates of Deposit	175	176

Total	$11,973	$10,313

Property and Equipment

Property and equipment are stated at cost and are being depreciated over their estimated useful lives (2 to 7 years) using the straight-line method. Leasehold improvements are amortized over the life of the lease or the estimated useful life, whichever is shorter.

PERVASIVE SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003

Long-Lived Assets

The Company periodically reviews the carrying amounts of long-lived assets, to determine whether current events or circumstances, as defined in Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-LivedAssets, (“Statement 144”), warrant adjustment to such carrying amounts. In reviewing the carrying amounts of long-lived assets, the Company considers, among other factors, the future cash inflows expected to result from the use of the asset and its eventual disposition less the future cash outflows expected to be necessary to obtain those inflows.

Costs in Excess of Fair Value of Net Assets Acquired

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, Business Combinations, which eliminates the pooling method of accounting for all business combinations initiated after June 30, 2001 and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The Company adopted this accounting standard for business combinations initiated after June 30, 2001. Since adoption through June 30, 2003 there have been no business combinations.

The Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“Statement 142”), effective July 1, 2001. Statement 142 discontinues the amortization of goodwill and requires future periodic testing of goodwill for impairment. In addition, Statement 142 requires reassessment of the useful lives of previously recognized intangible assets. With the adoption of Statement 142, the Company ceased amortization of goodwill as of July 1, 2001.

Upon adoption of Statement 142, the Company completed an evaluation of its carrying value of goodwill as allowed effective July 1, 2001, resulting in an impairment charge of approximately $676,000, which is recorded as a cumulative change in accounting principle. The Company’s implied fair value of goodwill was $0 as a result of the Company’s allocation of enterprise value, as determined by quoted market prices, to all of the Company’s assets and liabilities.

Foreign Currency Transactions

For the Company’s foreign subsidiaries, the functional currency has been determined to be the local currency, and therefore, assets and liabilities are translated at year end exchange rates, and income statement items are translated at average exchange rates prevailing during the year in accordance with Statement 52, Foreign Currency Translation. Such translation adjustments are recorded in aggregate as a component of stockholders’ equity. Gains and losses from foreign currency denominated transactions are included in other income and were not significant in 2001, 2002 or 2003.

Financial instruments, principally forward pricing contracts, are used by the Company from time to time in the management of its foreign currency exposures. The fair value associated with these forward pricing contracts at June 30, 2002 and 2003 is not material. Gains and losses on foreign currency transaction hedges are recognized in income when realized and offset the foreign exchange gains and losses on the underlying transactions. The Company does not hold or issue derivative financial instruments for trading purposes.

Fair Value of Financial Instruments

Cash equivalents, marketable securities, accounts receivable, accounts payable, accrued liabilities and other liabilities are stated at cost which approximates fair value due to the short-term maturity of these instruments.

PERVASIVE SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of short-term investments, including marketable securities, and trade receivables. The Company’s short-term investments, which are included in cash and cash equivalents and in marketable securities for reporting purposes, are placed with high credit quality financial institutions and issuers. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Estimated credit losses are provided for in the financial statements.

No customer accounted for more than 10% of the Company’s revenues during the years ended June 30, 2001. AG-TECH Corporation, the Company’s distribution partner in Japan, accounted for approximately 12% and 13% of the Company’s revenue during the years ended June 30, 2002 and 2003 respectively (see Note 8).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock-Based Compensation

The Company has adopted the provisions of Financial Accounting Standards Statement No. 123, Accounting for Stock-Based Compensation (“Statement 123”). Statement 123 prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options. As allowed by Statement 123, the Company has elected to continue to account for its employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income (loss), as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company has calculated the fair value of options granted in these periods using the Black-Scholes option-pricing model and has determined the pro forma impact on net income (loss).

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, this option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

PERVASIVE SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003

The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of Statement 123 to stock-based employee compensation (in thousands, except per share data):

	Year Ended June 30
	2001	2002	2003
Net income (loss)	$(2,456)	$5,362	$6,848

Deduct stock-based compensation expense determined under the fair value based method for all awards, net of related tax effects	(2,872)	(2,789)	(3,681)

Pro forma net income (loss)	$(5,328)	$2,573	$3,167

Earnings (loss) per share, basic:
As reported	$(0.16)	$0.32	$0.41
Pro forma	$(0.34)	$0.15	$0.19

Earnings (loss) per share, diluted:
As reported	$(0.16)	$0.30	$0.38
Pro forma	$(0.34)	$0.15	$0.18

During fiscal 2001, 2002 and 2003, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions:

	Employee Stock Options			Employee Stock
	2001	2002	2003	2002	2003
Risk free interest rate	5.08%	4.26%	2.45%	4.29%	1.45%
Dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%
Volatility factor	1.518	1.489	1.30	1.489	1.30
Weighted average expected life of options (in years)	4	4	4	0.5	0.5

The weighted average grant date fair value per share of options granted during the years ended June 30, 2001, 2002 and 2003 was $1.86, $2.56 and $4.13, respectively.

Net Income (Loss) Per Share

The Company follows the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share (“Statement 128”). Basic earnings (loss) per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share includes the weighted average number of common shares outstanding and the number of common equivalent shares which would be issued related to options using the treasury method, unless such additional shares are anti-dilutive.

Segments

In accordance with Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company considers its business activities to be a single segment.

PERVASIVE SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

Recently Issued Accounting Standards

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires certain guarantees to be recorded at fair value and requires a guarantor to make disclosures, even when the likelihood of making any payments under the guarantee is remote. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company believes that adoption of FIN 45 will not have a material effect on its consolidated financial position or results of operations. The Company has provided the required disclosures in Note 10 to the accompanying Consolidated Financial Statements.

In December 2002, FASB issued Statement 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of FASB Statement No. 123. Statement 148 amends FASB Statement 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of Statement 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, Statement 148 amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. Since the Company is continuing to account for stock-based compensation using the intrinsic value method under APB No. 25, the adoption of Statement 148 requires the Company to provide prominent disclosures about the effects of Statement 123 on reported income in annual and interim financial statements for reporting periods after December 31, 2002.

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (FIN 46). FIN 46 requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The consolidation requirements of FIN 46 apply to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. The Company believes that the adoption of FIN 46 will not have a material effect on its consolidated financial position or results of operations.

In April 2003, the FASB issued Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except for the provisions that relate to Statement 133 Implementation Issues that have been effective for quarters that began prior to June 15, 2003 and for hedging relationships designated after June 30, 2003. The Company believes that adoption of Statement 149 will not have a material effect on its consolidated financial position or results of operations.

PERVASIVE SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003

3.    PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	June 30
	2002	2003
Computer equipment and purchased software	$12,168	$12,969
Office equipment, furniture and fixtures	3,588	3,704
Leasehold improvements	1,472	1,293

	17,228	17,966
Less accumulated depreciation and amortization	(14,306)	(15,715)

	$2,922	$2,251

4.    INCOME TAXES

The components of income (loss) from continuing operations before income taxes and effect of adoption of new accounting principle consist of the following (in thousands):

	Year ended June 30
	2001	2002	2003
Domestic income (loss)	$(3,721)	$6,370	$7,095
Foreign income	73	238	174

Income (loss) from continuing operations before income taxes and effect of adoption of new accounting principle	$(3,648)	$6,608	$7,269

As of June 30, 2003, the Company had federal net operating loss carryforwards of approximately $8.2 million, a research and development credit carryforward of approximately $328,000 and a foreign tax credit carryforward of approximately $1.2 million. These carryforwards will begin to expire in fiscal 2020, 2013, and 2005, respectively, if not utilized.

Significant components of expense (benefit) for income taxes attributable to continuing operations are as follows (in thousands):

	Year ended June 30
	2001	2002	2003
Income tax provision:
Current:
Federal	$—	$—	$(60)
Foreign	500	570	640
State	—	—	—

Total current	500	570	580

Deferred:
Federal	—	—	—
Foreign	—	—	—

Total deferred	—	—	—

	$500	$570	$580

PERVASIVE SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003

The Company’s provision for income taxes for the year ended June 30, 2003 consists primarily of withholdings on income generated in foreign countries. The Company’s provision for income taxes differs from the expected provision amount computed by applying the statutory federal income tax rate of 34% to income from continuing operations before income taxes and effect of adoption of new accounting principle for 2001, 2002 and 2003 as a result of the following (in thousands):

	Year ended June 30
	2001	2002	2003
Computed at statutory rate of 34%	$(1,240)	$2,247	$2,470
Effect of foreign operations	27	81	59
Research tax credit	(150)	(164)	(164)
Net operating loss and future deductions not currently benefited	1,685	—	—
Net operating loss and benefit of deferred tax asset not previously recognized	—	(1,451)	(1,935)
Non-deductible charges and amortization related to acquisitions	60	19	(66)
Other	118	(162)	216

	$500	$570	$580

The components of deferred income taxes at June 30, 2002 and 2003 are as follows (in thousands):

	June 30,
	2002	2003
Deferred tax assets:
Purchased technology, net	$423	$354
Domestic net operating loss carryforwards	5,573	2,793
Domestic tax credit carryforwards	2,970	1,545
Canadian net operating loss carryforwards	9,128	8,075
Canadian capitalized research and development carryforwards	595	—
Accrued expenses not deductible for tax purposes	1,921	1,464
Depreciable assets	327	123
Other	20	—

Total deferred tax assets	20,957	14,354
Valuation allowance for deferred tax assets	(20,957)	(14,354)

Net deferred tax assets	$—	$—

The Company has established a valuation allowance equal to the net deferred tax asset due to uncertainties regarding the realization of deferred tax assets based on the Company’s lack of significant earnings history. The valuation allowance decreased by approximately $6.6 million during the year ended June 30, 2003.

5.    EMPLOYEE BENEFITS

The Company’s employees are offered health coverage under a partially self-funded plan in which the Company purchases specific stop-loss insurance coverage at $35,000 per year, per employee. The Company has also purchased an aggregate stop-loss insurance coverage to limit its maximum annual exposure to claims funded. Based on the policy census at June 30, 2003, such maximum annual exposure for the policy year ending December 31, 2003 is approximately $1.6 million. The Company pays a fixed fee per covered individual for

PERVASIVE SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003

administrative costs of the administrator and the cost of the stop-loss insurance purchased on the Company’s behalf. The Company contributes 100% toward the cost to insure each employee and 75% toward the cost to insure dependents for which coverage is requested by the employee. Expenses for the partially self-funded plan including premiums and claims funded for the years ended June 30, 2001, 2002 and 2003 were approximately $978,000, $781,000, and $940,000 respectively.

The Company has a 401(k) retirement plan which is available to all domestic, full-time employees. The Company’s expenses related to the plan were not significant in the years ended June 30, 2001, 2002 or 2003. In December 2002, the Company funded a matching contribution of 10% of participant contributions made during calendar year 2002 for all participants employed by the Company on December 31, 2002. The amount of the match was approximately $56,000 for the year ended June 30, 2003.

6.    COMMON STOCK AND STOCK OPTIONS

The Company’s 1997 Employee Stock Purchase Plan (the “1997 Purchase Plan”) was adopted by the Board of Directors in July 1997 and approved by the stockholders in August 1997. A total of 1,250,000 shares of common stock has been reserved for issuance under the 1997 Purchase Plan. The 1997 Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and has consecutive and overlapping twenty-four month offering periods that begin every six months. The 1997 Purchase Plan commenced after the completion of the initial public offering. Each twenty-four month offering period includes four six-month purchase periods, during which payroll deductions are accumulated and at the end of which, shares of common stock are purchased with a participant’s accumulated payroll deductions. The 1997 Purchase Plan permits eligible employees to purchase common stock through payroll deductions of up to 500 shares per purchase period. The price of common stock to be purchased under the 1997 Purchase Plan is 85% of the lower of the fair market value of the common stock at the beginning of the offering period or at the end of the relevant purchase period. Through June 30, 2003, 467,771 shares of common stock have been issued under the 1997 Purchase Plan.

The Company’s 1997 Stock Incentive Plan (the 1997 Plan) was adopted by the Board of Directors on May 22, 1997, and approved by the stockholders on August 12, 1997, as the successor to the First Amended and Restated 1994 Incentive Plan (the 1994 Plan). Outstanding options under the 1994 Plan have been incorporated into the 1997 Plan and no further option grants will be made under the 1994 Plan. The incorporated options will continue to be governed by their existing terms, unless the Plan Administrator elects to extend one or more features of the 1997 Plan to those options.

Incentive stock options may be granted to employees of the Company entitling them to purchase shares of common stock for a maximum of ten years (five years in the case of options granted to a person possessing more than 10% of the combined voting power of the Company as of the date of grant). The exercise price for incentive stock options may not be less than fair market value of the common stock on the date of the grant (110% of fair market value in the case of options granted to a person possessing more than 10% of the combined voting power of the Company). Nonqualified stock options may be granted to employees, officers, directors, independent contractors and consultants of the Company. The exercise price for nonqualified stock options may not be less than 85% of the fair market value of the common stock on the date of the grant (110% of fair market value in the case of options granted to a person possessing more than 10% of the combined voting power of the Company). The Company may also award Restricted Stock and Stock Appreciation Rights subject to provisions in the 1997 Plan.

PERVASIVE SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003

In July 2001, the Company implemented an option exchange program allowing employees, excluding executive officers, to exchange all stock options to purchase shares of the Company’s stock under the Pervasive Software Inc. 1997 Stock Incentive Plan (the Plan) for new options under the Plan. The Company cancelled stock options, representing approximately 770,000 shares, previously granted to those employees who voluntarily participated in the program in exchange for new options, representing an equal number of shares, to be granted on or after February 27, 2002 at an exercise price equal to the fair market value of the Company’s common stock on the grant date. On March 4, 2002, the Company granted new options representing approximately 726,000 shares to active employees who participated in the option exchange program. The program was organized to comply with FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, and did not result in any additional compensation charges.

The vesting period for stock options is generally a four-year period, except for a portion of the options granted in the option exchange program which vest over a two-year period. Options are generally exercisable by the holder only for the vested portion of each grant.

A summary of changes in common stock options during the year ended June 30, 2001, 2002 and 2003 is as follows:

	Shares	Range of Exercise Prices	Weighted Average Exercise Price
Options outstanding, June 30, 2000	4,170,659	$0.10–24.88	$6.66
Granted	2,887,500	$1.06– 3.09	$2.11
Exercised	(22,838)	$0.10– 0.90	$0.25
Surrendered	(1,691,889)	$0.10–24.88	$8.04

Options outstanding, June 30, 2001	5,343,432	$0.10–24.88	$3.79
Granted	1,622,000	$1.29– 3.70	$3.08
Granted (Option Exchange Program)	726,050	$3.01	$3.01
Exercised	(1,477,566)	$0.10– 3.09	$0.31
Surrendered	(1,022,869)	$0.30–24.88	$4.75
Surrendered (Option Exchange Program)	(769,925)	$1.06–24.88	$6.47

Options outstanding, June 30, 2002	4,421,122	$0.13–24.88	$3.88
Granted	1,076,200	$3.01– 5.65	$5.01
Exercised	(168,438)	$0.13– 3.09	$1.78
Surrendered	(444,950)	$1.06–16.81	$4.34

Options outstanding, June 30, 2003	4,883,934	$0.13–24.88	$4.13

PERVASIVE SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003

The following is additional information relating to options outstanding at June 30, 2003:

	Number of Options	Options Outstanding	Weighted Average Exercise Price	Options Outstanding
Range of Exercise Price		Weighted-Average Remaining Contractual Life of Options		Number of Options	Weighted Average Exercise Price
$ 0.13 to $ 0.90	15,199	3.02	$0.56	15,199	$0.56
$ 1.06 to $ 2.00	770,450	7.70	$1.32	379,950	$1.32
$ 2.31 to $ 3.99	2,691,305	8.45	$3.18	885,837	$3.14
$ 4.10 to $ 5.65	900,110	9.86	$5.38	210,110	$5.65
$ 6.00 to $ 9.88	244,432	5.83	$8.08	209,307	$8.13
$10.00 to $24.88	262,438	5.89	$14.33	244,126	$14.53

$ 0.13 to $24.88	4,883,934	8.30	$4.13	1,944,529	$5.00

At June 30, 2003, 6,601,359 shares of common stock were reserved for future exercise of stock options. As part of the Company’s 1997 Plan, the number of shares of common stock available for issuance automatically increased on July 1 each calendar year beginning July 1, 1998 and ending July 1, 2000 by an amount equal to five percent (5%) of the shares of common stock and common stock equivalents outstanding on the trading day immediately preceding July 1, with a maximum annual increase of 1,000,000 shares. The 1997 Plan was amended in November 2000 to extend the automatic annual increase to July 1 each calendar year beginning July 1, 2001 and ending July 1, 2003, by an amount equal to five percent (5%) of the shares of common stock outstanding on the trading day immediately preceding July 1, with a maximum annual increase of 1,000,000 shares.

7.    EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share from continuing operations before effect of adoption of new accounting principle (in thousands, except per share data):

	Year Ended June 30,
	2001	2002	2003
Numerator:
Income (loss) from continuing operations before effect of adoption of new accounting principle	$(4,148)	$6,038	$6,689

Denominator:
Denominator for basic earnings per share—weighted average shares	15,830	16,827	16,663
Effect of dilutive securities:
Employee stock options	—	847	1,254

Potentially dilutive common shares	—	847	1,254
Denominator for diluted earnings per share—adjusted weighted average shares and assumed conversions	15,830	17,674	17,917

Basic earnings (loss) per share from continuing operations before effect of adoption of new accounting principle	$(0.26)	$0.36	$0.40

Diluted earnings (loss) per share from continuing operations before effect of adoption of new accounting principle	$(0.26)	$0.34	$0.37

PERVASIVE SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003

At June 30, 2002 and 2003, approximately 2,619,000 and 1,303,000 shares, respectively, were not included in the diluted earnings per share calculation since the shares are anti-dilutive. At June 30, 2001, all outstanding stock options and other potentially dilutive shares (approximately 5,343,000) were not included in the diluted earnings per share calculation since the shares are anti-dilutive due to the Company’s net loss.

8.    BUSINESS COMBINATIONS AND DIVESTITURES

Investment in AG-TECH Corporation

In July 2001, the Company and Pervasive Software Co. Ltd. (“Pervasive Japan”) formed a new business venture with AG-TECH Corporation, a company developing, selling and importing packaged software, to sell and support the Company’s products in Japan. AG-TECH has been engaged in the sales and support of Btrieve (predecessor to Pervasive.SQL) and Pervasive.SQL products since 1986. In conjunction with the joint venture, AG-TECH receives a discount on the purchase of Pervasive products in Japan, in exchange for assuming responsibility for OEM sales, packaged software sales, technical support and localization and translation of the Company’s products into Japanese. In connection with the formation of the new business venture, Pervasive Japan loaned AG-TECH 48 million yen (approximately $0.4 million), under a two-year note payable in eight quarterly installments, bearing interest at 2% per annum, individually guaranteed by two principals of AG-TECH. As of June 30, 2003, the loan was repaid in full. The Company acquired less than 20% of the equity of AG-TECH and the right to name one member of the board of directors of AG-TECH. The Company does not have the ability to significantly influence or control the operations of AG-TECH and therefore accounts for its investment in AG-TECH on the cost method of accounting.

EveryWare Development Inc.

During June 2000, the Company adopted a formal plan to sell the Tango product line acquired in the 1998 acquisition of EveryWare. Accordingly, the Tango product line is accounted for and presented as a discontinued operation in the accompanying consolidated financial statements.

In June 2001, the Company completed the sale of the Tango technology. The gain on disposal in fiscal 2001 consists of the proceeds from the sale of the Tango technology and a reduction in the estimated future liabilities of the discontinued Tango operations. The gain on disposal in fiscal 2003 is the result of a reduction in the estimated future liabilities of the discontinued Tango operations following the partial termination of an office lease on favorable economic terms. The Company periodically reassesses its estimate of future liabilities of the discontinued Tango operations.

PERVASIVE SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003

9.    PURCHASED TECHNOLOGY

In April 2003, the Company purchased a database transaction intelligence technology from ThinkNet Inc., a software development company based in Toronto, Ontario. The acquired technology provides a continuous, comprehensive and auditable view of an application’s database operations, such as who did what when, where and how. It consists of a Pervasive.SQL logging plug-in, a query and analysis module, and a sophisticated business rules engine. It also alerts administrators to events according to predefined business rules and reports activity efficiently for analysis. The Company acquired the technology for $550,000 in cash. The Company capitalized the purchased technology in accordance with Statement 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed and is amortizing the resulting intangible asset over its estimated useful life of ten years. Amortization expense for the year ended June 30, 2003 was approximately $14,000.

Purchased technology consists of the following as of June 30, 2003:

Purchased technology	$550,000
Accumulated amortization	(14,000)

$536,000

10.    COMMITMENTS AND CONTINGENCIES

The Company leases its headquarters and remote office space and, in some cases, is obligated for its proportionate share of utilities and other defined operating expenses of the related building. Office rent expense for the Company’s domestic and international offices for the years ended June 30, 2001, 2002 and 2003, was approximately $2,463,000, $2,878,000, and $2,432,000, respectively, net of approximately $462,000, $437,000 and $139,000 of sublease income for the years ended June 30, 2001, 2002 and 2003, respectively.

Future minimum lease payments at June 30, 2003 under the operating leases for worldwide office space are as follows (in thousands):

2004	1,562
2005	1,602
2006	1,647
2007	1,647
2008	1,647
Thereafter	549

8,654

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires certain guarantees to be recorded at fair value and requires a guarantor to make disclosures, even when the likelihood of making any payments under the guarantee is remote. For those guarantees and indemnifications that do not fall within initial recognition and measurement requirements of FIN 45, the Company must continue to monitor the conditions that are subject to the guarantees and indemnifications, as required under existing generally accepted accounting principles, to identify if a loss has been incurred. If the Company determines that it is probable that a loss has been incurred, any such estimable loss would be recognized. The initial recognition

PERVASIVE SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003

and measurement requirements do not apply to the Company’s product warranties or to the provisions contained in the majority of the Company’s software license agreements that indemnify licensees of the Company’s software from damages and costs resulting from claims alleging that the Company’s software infringes the intellectual property rights of a third party. The Company has historically received only a limited number of requests for payment under these provisions and has not been required to make material payments pursuant to these provisions. The Company has not identified any losses that are probable under these provisions and, accordingly, the Company has not recorded a liability related to these indemnification provisions.

11.    GENERAL LITIGATION

The Company is involved in various legal proceedings which arise from time to time in the normal course of business. While the ultimate results of such matters generally cannot be predicted with certainty, management does not expect any such matters to have a material adverse effect on the consolidated financial position and results of operations as of June 30, 2003.

12.    BUSINESS RESTRUCTURING CHARGE

The Company incurred a non-recurring charge of approximately $2.5 million related to business restructuring for the year ended June 30, 2001. The business restructuring charge in fiscal 2001 consists of charges related to a reduction in workforce in June 2001 and related charges for idle leased facilities and certain intangible assets. The reduction in workforce consisted of approximately 40 employees, resulting in approximately $600,000 in severance and other employee termination benefits.

PERVASIVE SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003

13.    SEGMENTS OF BUSINESS AND GEOGRAPHIC AREA INFORMATION

The Company is engaged in the design, development and marketing of database and information management software for Web-based and client/server applications. The Company considers its business activities to constitute a single segment of business.

A summary of the Company’s continuing operations by geographic area follows (in thousands):

	Year Ended June 30,
	2001	2002	2003
Numerator:
Revenue:
North America	$23,320	$22,304	$22,888
Europe (all originating from U.S.)	11,258	9,844	10,418
Japan	6,861	4,511	5,258
Rest of World (all originating from U.S.)	719	538	641

Total	$42,158	$37,197	$39,205

Operating income (loss)(A):
North America	$(9,514)	$(3,841)	$(3,778)
Europe (inclusive of revenue originating from U.S.)	4,747	5,265	5,262
Japan	(134)	4,442	5,251

Total	$(4,901)	$5,866	$6,735

Identifiable assets:
North America	$36,614	$42,456	$49,801
Europe	459	396	298
Japan	3,395	507	493

Total	$40,468	$43,359	$50,592

(A)	Operating income for Europe does not include any allocation of marketing, product development, technical support and administrative costs incurred in the United States. Operating income for Japan increased in 2002 and 2003 due to the new business venture formed with AG-TECH (see Note 8).

14.    STATEMENTS OF CASH FLOWS

The (increase) decrease in current assets from continuing operations reflected in the consolidated statements of cash flows is comprised of the following (in thousands):

	Year Ended June 30,
	2001	2002	2003
(Increase) decrease in trade accounts receivable	$733	$1,084	$(637)
(Increase) decrease in notes receivable from related parties	(55)	53	102
Decrease in prepaid expenses and other current assets	2,357	708	306

	$3,035	$1,845	$(229)

PERVASIVE SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003

The increase (decrease) in accounts payable and accrued liabilities from continuing operations reflected in the consolidated statements of cash flows is comprised of the following (in thousands):

	Year Ended June 30,
	2001	2002	2003
Increase (decrease) in trade accounts payable	$(566)	$(254)	$452
Decrease in accrued payroll and payroll related costs	(204)	(167)	(208)
Increase in deferred rent and lease related accruals	905	553	796
Increase (decrease) in other accrued expenses	277	(1,126)	296
Increase (decrease) in income taxes refundable/payable	227	(52)	(188)

	$639	$(1,046)	$1,148

Supplemental disclosures:
Income taxes paid (refunds received) during the year:
Domestic	$(1,782)	$50	$90

Foreign	$592	$685	$618

Noncash activities:
Issuance of common stock under employee stock purchase plan	$180	$105	$130

Issuance of note receivable to executive officer for exercise of options	$—	$131	$—

15.    CHANGE IN ACCOUNTING PRINCIPLE

The Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“Statement 142”), effective July 1, 2001. Statement 142 discontinues the amortization of goodwill and requires future periodic testing of goodwill for impairment. In addition, Statement 142 requires reassessment of the useful lives of previously recognized intangible assets. With the adoption of Statement 142, the Company ceased amortization of goodwill as of July 1, 2001.

Upon adoption of Statement 142, the Company completed an evaluation of its carrying value of goodwill as allowed effective July 1, 2001, resulting in an impairment charge of approximately $676,000, which is recorded as a cumulative change in accounting principle. The Company’s implied fair value of goodwill was $0 as a result of the Company’s allocation of enterprise value, as determined by quoted market prices, to all of the Company’s assets and liabilities.

PERVASIVE SOFTWARE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003

The following table presents the results of the Company on a comparable basis as if Statement 142 had been adopted effective July 1, 1999:

	Year Ended June 30,
	2001	2002	2003
Reported net income (loss)	$(2,456)	$5,362	$6,848
Goodwill amortization (net of tax)	104	—	—
Effect of adoption of new accounting principle (net of tax)	—	676	—

Adjusted net income (loss)	$(2,352)	$6,038	$6,848

Basic earnings (loss) per share:
Reported net income (loss)	$(0.16)	$0.32	$0.41
Goodwill amortization (net of tax)	0.01	—	—
Effect of adoption of new accounting principle (net of tax)	—	0.04	—

Adjusted net income (loss)	$(0.15)	$0.36	$0.41

Diluted earnings (loss) per share:
Reported net income (loss)	$(0.16)	$0.30	$0.38
Goodwill amortization (net of tax)	0.01	—	—
Effect of adoption of new accounting principle (net of tax)	—	0.04	—

Adjusted net income (loss)	$(0.15)	$0.34	$0.38

16.    SUBSEQUENT EVENTS

In July 2003, the Company licensed technology from ABACUS Research A.G., a software development company based in St. Gallen, Switzerland. The licensed technology enables users to perform advanced searches into application and Web portal data, providing sub-second responses across large databases. The Company licensed the technology for $600,000. The Company capitalized the licensed technology in accordance with Statement 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed and is amortizing the resulting intangible asset over its estimated life of ten years.

In August 2003, the Company signed a definitive agreement to acquire privately-held Data Junction Corporation for $22.1 million in cash and 5 million shares of the Company’s common stock. The acquisition is expected to close in the quarter ending December 31, 2003.

Report of Independent Certified Public Accountants

Board of Directors

Data Junction Corporation

We have audited the accompanying consolidated balance sheets of Data Junction Corporation and Subsidiary as of June 30, 2003 and 2002, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Data Junction Corporation and Subsidiary as of June 30, 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/    Grant Thornton LLP

Dallas, Texas

July 23, 2003

Data Junction Corporation and Subsidiary

Consolidated Balance Sheets

	June 30,
	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$2,449,627	$1,234,340
Held-to-maturity securities	4,038,696	1,989,572
Trade accounts receivable, net of allowance for doubtful accounts of $135,273 at June 30, 2003 and 2002	2,542,174	2,273,218
Prepaid expenses and other current assets	350,945	191,425
Refundable income taxes	161,930	250,235
Deferred income taxes	146,889	128,441

Total current assets	9,690,261	6,067,231
Property and Equipment, net	389,063	421,013
Other assets:
Cash surrender value of life insurance	—	1,008,790
Goodwill	197,179	197,179
Other	28,131	83,756

	225,310	1,289,725

Total assets	$10,304,634	$7,777,969

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payable	$248,380	$402,672
Accrued expenses	879,291	507,988
Deferred revenue	2,865,317	2,090,469

Total current liabilities	3,992,988	3,001,129
Deferred Income Taxes	28,681	10,956

COMMITMENTS AND CONTINGENCIES
Stockholders’ Equity:
Preferred stock, $0.01 par value, 20,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value, 80,000,000 shares authorized, 16,498,000 and 16,013,000 shares issued and outstanding at June 30, 2003 and 2002, respectively	164,980	160,130
Additional paid-in capital	458,419	10,610
Retained earnings	6,016,387	4,583,423
Accumulated other comprehensive income (loss)	(6,821)	11,721
Deferred stock compensation	(350,000)	—

Total stockholders’ equity	6,282,965	4,765,884

Total liabilities and stockholders’ equity	$10,304,634	$7,777,969

The accompanying notes are an integral part of these financial statements.

Data Junction Corporation

Consolidated Statements Of Earnings

	For the years ended June 30,
	2003	2002	2001
Revenues:
Product licenses	$8,547,740	$6,307,333	$6,717,289
Services and other	5,411,381	3,431,461	2,591,193

	13,959,121	9,738,794	9,308,482
Cost of revenues:
Product licenses	61,394	74,655	103,073
Services and other	1,035,424	1,167,548	892,373

	1,096,818	1,242,203	995,446

Gross profit	12,862,303	8,496,591	8,313,036
Operating expenses:
Research and development	2,089,328	1,674,164	1,669,746
Sales and marketing	5,919,425	4,568,308	4,531,720
General and administrative	2,111,945	1,335,586	974,617
Transfer of life insurance policies	1,158,790	—	—

	11,279,488	7,578,058	7,176,083
Operating income	1,582,815	918,533	1,136,953
Other income:
Interest income	90,616	79,029	144,554
Other	9,085	40,054	1,845

	99,701	119,083	146,399

Earnings before provision for taxes	1,682,516	1,037,616	1,283,352
Income tax expense	(249,552)	(396,259)	(516,865)
Net earnings	$1,432,964	$641,357	$766,487

The accompanying notes are an integral part of these financial statements.

Data Junction Corporation

Consolidated Statement of Stockholders’ Equity

	Common Stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Deferred stock Compensation	Total stockholders’ equity
	Shares	Amount
Balances at July 1, 2000	15,963,000	$159,630	$4,840	$3,175,579	$—	$—	$3,340,049
Net earnings	—	—	—	766,487	—	—	766,487

Balances at June 30, 2001	15,963,000	159,630	4,840	3,942,066	—	—	4,106,536
Comprehensive income:
Net earnings	—	—	—	641,357	—	—	641,357
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	—	11,721	—	11,721

Comprehensive income	—	—	—	—	—	—	653,078

Exercise of stock options	50,000	500	500	—	—	—	1,000
Tax benefit from employee stock transactions	—	—	5,270	—	—	—	5,270

Balances at June 30, 2002	16,013,000	160,130	10,610	4,583,423	11,721	—	4,765,884
Comprehensive income:
Net earnings	—	—	—	1,432,964	—	—	1,432,964
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	—	(18,542)	—	(18,542)

Comprehensive income	—	—	—	—	—	—	1,414,422

Exercise of stock options	485,000	4,850	4,850	—	—	—	9,700
Tax benefit from employee stock transactions	—	—	42,959	—	—	—	42,959
Issuance of stock options	—	—	400,000	—	—	(400,000)	—
Amortization of deferred stock compensation	—	—	—	—	—	50,000	50,000

Balances at June 30, 2003	16,498,000	$164,980	$458,419	$6,016,387	$(6,821)	$(350,000)	$6,282,965

The accompanying notes are an integral part of these financial statements.

Data Junction Corporation

Consolidated Statements of Cash Flows

	For the years ended June 30,
	2003	2002	2001
Cash flows from operating activities:
Net earnings	$1,432,964	$641,357	$766,487
Adjustments to reconcile income from operations to net cash provided by operating activities:
Depreciation and amortization expense	117,372	97,992	72,920
Provision for bad debts	—	61,970	(54,801)
Gain on sales of property and equipment	—	(8,116)	—
Deferred income taxes	(723)	(50,241)	34,658
Transfer of life insurance policies	1,158,790	—	—
Amortization of deferred stock compensation	50,000	—	—
Changes in operating assets and liabilities:
Trade accounts receivable	(466,192)	(888,400)	(526,530)
Prepaid expenses and other assets	(105,789)	(339,841)	(229,448)
Refundable income taxes	131,264	(244,964)	155,077
Trade accounts payable	(154,292)	111,780	(102,845)
Accrued expenses	371,303	70,531	290,227
Deferred revenue	774,848	889,356	508,668

Net cash provided by operating activities	3,309,545	341,424	914,413
Cash flows from investing activities:
Purchases of property and equipment	(67,128)	(41,242)	(265,863)
Proceeds from sales of property and equipment	—	3,155	—
Purchases of held-to-maturity securities	(7,643,051)	(5,681,051)	(2,252,786)
Maturity of securities	5,601,000	4,820,378	1,123,887
Acquisition of business, net of cash acquired	—	(211,826)	—

Net cash used in investing activities	(2,109,179)	(1,110,586)	(1,394,762)
Cash flows from financing activities:
Exercise of stock options	9,700	1,000	—

Net increase (decrease) in cash and cash equivalents	1,210,066	(768,162)	(480,349)
Effect of exchange rate changes on cash	5,221	3,367	—
Cash and cash equivalents at beginning of year	1,234,340	1,999,135	2,479,484

Cash and cash equivalents at end of year	$2,449,627	$1,234,340	$1,999,135

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$85,444	$402,329	$270,000

Supplemental disclosure of non-cash investing activities:
Acquisition of business:
Assets acquired	$—	$253,863	$—
Less cash acquired	—	(42,037)	—

Net cash paid for acquisition	$—	$211,826	$—

The accompanying notes are an integral part of these financial statements.

Data Junction Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003 and 2002

Note A—Nature of Operations

Data Junction Corporation (the Company) develops, markets and sells data integration software for e-Business infrastructures, application integration and a wide range of other data integration challenges. The Company currently generates revenues primarily from sales of licensed software, customer support and consulting services. The Company sells directly to end-users and value-added resellers in the United States, and through several international distribution partners. The Company’s technology also is licensed to strategic partners, both in the U.S. and overseas.

Note B—Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Held-to-Maturity Securities

The Company invests in U.S. Treasury bills and notes which are classified as held-to-maturity and are recorded at amortized cost. Maturity dates range from September 2003 through February 2004. At June 30, 2003 and 2002, there were no unrealized gains or losses in the held-to-maturity securities because the estimated fair value of the Treasury bills and notes approximated amortized cost.

Software Development Costs

In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, the Company expenses all software development costs as incurred, until technological feasibility is obtained. In general, the establishment of technological feasibility of the Company’s products and general release of such software have coincided. As a result, software development costs qualifying for capitalization have been insignificant and, therefore, the Company has expensed all software development costs.

Data Junction Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation. The cost of betterments and improvements which extend the useful life of the asset are capitalized whereas the costs of maintenance and repairs are expensed in the period incurred. Depreciation is computed using the straight-line method over the assets’ estimated useful lives, generally three to thirty-one years.

Property and equipment consist of the following at June 30:

	2003	2002
Buildings and improvements	$174,465	$174,465
Equipment	512,584	446,622
Furniture and fixtures	40,158	40,005

	727,207	661,092
Less accumulated depreciation	(338,144)	(240,079)

	$389,063	$421,013

Financial Instruments

The fair values of the Company’s financial instruments, consisting of cash and cash equivalents, held-to-maturity securities, accounts receivable and accounts payable, approximate their carrying values.

Goodwill

Goodwill represents the excess of acquisition costs over the fair value of the net assets of the business purchased. Effective July 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires the carrying value of goodwill to be evaluated annually. Based on the Company’s evaluation, no impairment existed at June 30, 2003.

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiary is the applicable local currency. Assets and liabilities of the foreign subsidiary are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at the weighted average exchange rates for the year. The adjustments resulting from translating the financial statements of the foreign subsidiary are reflected in stockholders’ equity. Gains and losses on foreign currency transactions are included in the consolidated statements of operations.

Revenue Recognition

Revenue from software license fees are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed and determinable and collectibility is probable.

The Company sells post contract support and the right to unspecified upgrades on a when-and-if available basis combined with software license fees. For accounting purposes, these products are unbundled based on vendor specific objective evidence of fair value. Revenue from post contract support and the right to receive unspecified upgrades are recognized ratably over the contract term. Services and other revenues are derived from the Company’s consulting services. These revenues are recognized as services are performed.

Data Junction Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002

Deferred revenue represents billings on annual maintenance and support agreements with customers.

The total revenue recorded through the Company’s United Kingdom subsidiary was approximately $1.1 million and $290,000 for the years ended June 30, 2003 and 2002, respectively.

Income Taxes

The Company uses the asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Research and Development

Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities. The Company expenses all research and development related expenses in the period in which such expenses are incurred.

Advertising

All advertising costs are expensed as incurred. Advertising expense was approximately $314,000, $309,000 and $665,000 in 2003, 2002 and 2001, respectively.

Credit Risk

Trade accounts receivable are generally due from a diverse group of companies and, accordingly, do not include any specific concentrations of credit risk. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential doubtful accounts.

Deferred Commission Expense

During 2003, the Company changed its policy regarding commission expenses related to post contract support (PCS) revenues. The Company now defers these commission expenses and amortizes the costs to expense over the same period as the related PCS revenue is amortized to income, generally 12 months. At June 30, 2003, deferred commission expenses of approximately $162,000 were included in prepaid expenses and other current assets.

Stock Based Compensation

The Company accounts for stock-based compensation to employees using the intrinsic value method. Compensation cost for employee stock options is measured as the excess, if any, of the quoted market price of the Company’s common stock at the date of grant over the exercise price and is amortized to expense on a straight-line basis over the vesting period of the stock options.

The Company has adopted the disclosure-only provisions of SFAS 123, Accounting for Stock-Based Compensation for Employee Stock Options and continues to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, for recording stock options granted. Pro forma information regarding net income is required by SFAS No. 123, which requires that the information be determined as if the Company

Data Junction Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002

has accounted for its employee stock options under a fair value method. The Company used the minimum value method to estimate the fair value of option grants with the following weighted-average assumptions for 2003, 2002 and 2001: a risk-free interest rate of 3.9%, 4.25% and 6.5%; an expected dividend yield of 0%; and a life of ten years. For purposes of pro forma disclosures, the minimum value of the options is amortized to expense over the options’ vesting period.

If the Company had elected to recognize compensation expense based upon the fair value at the grant date for options granted consistent with the methodology prescribed by SFAS 123, net income would have been reduced to the pro forma amounts indicated below:

	Year ended June 30,
	2003	2002	2001
Net earnings as reported	$1,432,964	$641,357	$766,487
Plus: Stock-based compensation expense included in reported net earnings, net of related tax effects	33,000	—	—
Less: Stock-based employee compensation expense determined under minimum value based method, net of related tax effects	(63,706)	(29,036)	(20,874)

Pro forma net earnings	$1,402,258	$612,321	$745,613

Comprehensive Income

Foreign currency translation adjustments are included in the measurement of comprehensive income and segregated in stockholders’ equity as accumulated other comprehensive income.

Note C—Acquisition

On February 25, 2002, the Company acquired 100 percent of the outstanding common shares of Data Junction, Ltd. (“DJUK”), an unrelated third party distributor located in the United Kingdom for $254,000 in cash. The results of DJUK have been included in the consolidated financial statements since that date. DJUK sells and markets the Company’s software and provides other consulting services. As a result of the acquisition, the Company is expecting to increase foreign sales and operating profit through this distribution channel.

The fair value of tangible assets acquired was approximately $57,000 consisting primarily of cash. The excess of purchase price over assets acquired of $197,000 has been assigned to goodwill. The goodwill is not deductible for income tax purposes.

Note D—Stockholders’ Equity

Preferred Stock

The Company has authorized 20,000,000 shares of preferred stock. As of June 30, 2003, no preferred stock was outstanding. The rights, preferences, and privileges of the holders of preferred stock will be determined by the Board of Directors upon issuance of the shares.

Common Stock

The Company has authorized 80,000,000 shares of common stock, of which 3,196,300 shares have been reserved for the issuance of stock options. There were 16,498,000 and 16,013,000 shares outstanding at June 30, 2003 and 2002, respectively.

Data Junction Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002

Stock Option Plan

In June 1998, the Company adopted a stock option plan (the 1998 Plan) that provides for the issuance of non-qualified options to directors, employees and consultants. Pursuant to the 1998 Plan, options are generally granted at the fair market value at the date of grant as determined by the Board of Directors, expire in ten years and vest upon the completion of the option holder’s fourth anniversary with the Company. In the event of termination prior to the fourth anniversary, vesting is based on years of service at 25% per year. In the event of a change in control, the vesting of outstanding options shall accelerate one year and any options not exercisable will be terminated upon such event.

In June 2002, the Company adopted a stock option plan (the 2002 Plan) that provides for the issuance of non-qualified options to directors, employees, and consultants. Pursuant to the 2002 Plan, options are generally granted at the fair market value of the date of grant as determined by the Board of Directors, expire in ten years and vest 25% each year on the anniversary date of the option grant, with full vesting after four years of service with the Company. In the event of a change in control, the vesting of outstanding options shall accelerate one year and any options not exercisable will be terminated upon such event.

The following table summarizes activity under the Company’s stock option plans:

	Number of shares	Weighted average exercise price
Options outstanding at July 1, 2000	1,373,504	$.09
Granted	170,500	.22
Cancelled	(33,250)	.14

Options outstanding June 30, 2001	1,510,754	.11
Granted	406,250	.33
Exercised	(50,000)	.02
Cancelled	(14,300)	.20

Options outstanding at June 30, 2002	1,852,704	.15
Granted	204,000	.28
Exercised	(485,000)	.02
Cancelled	(12,625)	.23

Options outstanding at June 30, 2003	1,559,079	.21

At June 30, 2003, there were 1,102,221 options available for grant under the 1998 Plan and the 2002 Plan. At June 30, 2002, there were 605,000 stock options exercisable with an average exercise price of $0.02 and at June 30, 2001, there were no stock options exercisable.

In January 2003, the Company issued 204,000 stock options covered by the 2002 Plan at exercise prices below fair value. The difference between the fair value and the exercise price at the date of grant, which totaled $400,000, has been reflected in the accompanying financial statements as deferred stock compensation and is being amortized over the vesting period of the stock options.

The weighted average fair value of options granted during 2003, 2002 and 2001 was $2.06, $0.11 and $0.10 per share, respectively.

Data Junction Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002

The following table summarizes information regarding stock options outstanding and options exercisable as of June 30, 2003:

	Options Outstanding
Exercise Prices	Number of Shares	Weighted-Average Remaining Contractual Life	Options Exercisable
$0.02	100,000	4.5	100,000
$0.08	107,954	5.9	107,954
$0.17	586,750	6.7	125
$0.22	158,125	7.9	—
$0.33	402,250	9.0	100,563
$0.28	204,000	9.5	—

	1,559,079	7.6	308,642

Note E—Income Taxes

The Company’s provision (benefit) for income taxes is comprised of the following:

	Federal	State	Foreign	Total
Year ended June 30, 2003:
Current	$187,959	$47,432	$14,884	$250,275
Deferred	(25,834)	(799)	25,910	(723)

	$162,125	$46,633	$40,794	$249,552

Year ended June 30, 2002:
Current	$400,673	$45,827	$—	$446,500
Deferred	(10,847)	(957)	(38,437)	(50,241)

	$389,826	$44,870	$(38,437)	$396,259

Year ended June 30, 2001:
Current	$445,495	$36,712	$—	$82,207
Deferred	31,848	2,810	—	4,658

	$477,343	$39,522	$—	$516,865

Earnings (loss) before provision for taxes consists of the following:

	Year ended June 30,
	2003	2002	2001
United States	$1,553,012	$1,150,666	$1,283,352
Foreign	129,504	(113,050)	—

	$1,682,516	$1,037,616	$1,283,352

Data Junction Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002

Deferred tax assets and liabilities as of June 30, 2003 and 2002, consist of the following:

	June 30,
	2003	2004
Deferred tax assets
Accrued expenses	$90,203	$77,261
Allowance for doubtful accounts	50,051	50,051
Foreign net operating loss carryforward	12,527	38,437
Other	6,635	1,129

Gross deferred tax assets	159,416	166,878
Deferred tax liabilities:
Property and equipment	(41,208)	(49,393)

Net deferred tax asset	$118,208	$117,485

The differences between the provision (benefit) for income taxes and the amount that would result if the federal statutory rate was applied to earnings before provision for taxes were as follows:

	Year ended June 30,
	2003	2002	2001
U.S. Federal statutory rate	$572,055	$352,789	$436,340
State income taxes, net of federal benefit	30,778	29,614	26,085
Research and development tax credits	(313,639)	—	—
Foreign tax credits	(18,684)	—	—
Other	(20,958)	13,856	54,440

	$249,552	$396,259	$516,865

Note F—Commitments and Contingencies

Litigation

The Company is subject to various claims that arise in the normal course of business. In the opinion of management, the Company is unaware of any claims which would have a material adverse effect on the financial position, liquidity or results of operations of the Company.

Leases

The Company leases certain office space under noncancelable operating lease agreements. The agreements expire on various dates through 2004, with renewal options for all of the leases. Rent expense for all operating leases totaled approximately $185,000, $168,000 and $115,000 for 2003, 2002 and 2001, respectively. As of June 30, 2003, minimum lease payments under noncancelable lease agreements were $9,828 due in fiscal 2004.

Note G—Employee Benefit Plan

The Company has a SEP IRA plan (the Plan) for the benefit of substantially all employees. The Company is the administrator of the Plan. To be eligible for the Plan, employees must have reached the age of 21 after having worked any part of three fiscal years during a five-year period, and received compensation of at least $396. The

Data Junction Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2003 and 2002

Plan is funded through discretionary employer contributions not to exceed 15% of a participant’s annual compensation. The Company contributed 5%, 8% and 10% of all eligible participants’ salaries to the Plan which totaled approximately $153,000, $169,000 and $154,000 for 2003, 2002 and 2001, respectively.

Note H—Transactions With Related Parties

The Company had key man life insurance policies for three senior members of management, that were transferred to these members of management in June 2003. As a result, the Company recorded a charge to operating expenses to write-off the cash surrender value and prepaid insurance balances associated with these policies.

Note I—Accrued Expenses

Accrued expenses as of June 30, 2003 and 2002, consist of the following:

	June 30,
	2003	2002
Commission	$221,354	$97,009
Bonus	207,808	—
Vacation	243,792	208,815
Payroll	44,923	179,124
Other	161,414	23,040

	$879,291	$507,988

Note J—Subsequent Event

In June 2003, the Company signed a letter of intent to be acquired by a third party for consideration of $22.1 million in cash and five million shares of common stock. The two parties expect to finalize and execute a definitive agreement for this transaction in the near future and have targeted closing by the end of 2003.

ANNEX A

MERGER AGREEMENT

BY AND AMONG

PERVASIVE SOFTWARE INC.,

RAMAL ACQUISITION CORP.,

DATA JUNCTION CORPORATION,

MICHAEL E. HOSKINS, THE HOSKINS 2003 CHARITABLE

REMAINDER UNITRUST WITH MAKEUP, DARRELL G. BLANDFORD,

THE BLANDFORD 2003 CHARITABLE REMAINDER UNITRUST

WITH MAKEUP, GREGORY E. GROSH, THE GREGORY E. GROSH CHARITABLE REMAINDER UNITRUST (GREGORY E. GROSH TRUSTEE),

RON S. DOUGHERTY

AND

COMPUTERSHARE TRUST COMPANY, INC., AS ESCROW AGENT

August 8, 2003

(Continued)

(Continued)

MERGER AGREEMENT

This Merger Agreement (the “Agreement”) is entered into as of August 8, 2003, by and among Pervasive Software Inc., a Delaware corporation (“Parent”), Ramal Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Data Junction Corporation, a Texas corporation (“Company”), Michael E. Hoskins, The Hoskins 2003 Charitable Remainder Unitrust with Makeup, Darrell G. Blandford, The Blandford 2003 Charitable Remainder Unitrust with Makeup, Gregory E. Grosh, The Gregory E. Grosh Charitable Remainder Unitrust (Gregory E. Grosh Trustee) Ron S. Dougherty, and, as to Section 9 only, Computershare Trust Company, Inc., as the Escrow Agent (the “Escrow Agent”). Parent, Merger Sub, Company, Principal Stockholders (as defined herein) and the Escrow Agent are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

A.    Upon the terms and subject to the conditions of this Agreement and in accordance with the Texas Business Corporation Act (“TBCA”) and the Delaware General Corporation Law (“DGCL”), Parent, Merger Sub and Company intend to enter into a business combination transaction.

B.    The Board of Directors of Company (i) has determined that the Merger (as defined herein) is consistent with and in furtherance of the long-term business strategy of Company and fair to, and in the best interests of, Company and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) has adopted a resolution declaring the Merger advisable and (iv) has determined unanimously to recommend that the stockholders of Company adopt this Agreement.

C.    The Board of Directors of Parent (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Parent and fair to, and in the best interests of, Parent and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) has determined to recommend that the stockholders of Company adopt this Agreement.

D.    The Parties desire to enter into this Agreement for the purpose of setting forth certain representations, warranties and covenants made by each to the other as an inducement to the execution and delivery of this Agreement, and to serve as conditions precedent to the consummation of the merger of Company into Merger Sub whereby Merger Sub will survive the Merger as a wholly owned subsidiary of Parent.

E.    In connection with the Merger, each share of the Company’s Common Stock (the “Company Common Stock”) shall be exchanged for cash and shares of the Parent’s common stock to be registered under the Securities Act of 1933, as amended (“Securities Act”) as provided for herein (the “Parent Common Stock”) upon the terms and subject to the conditions of this Agreement.

F.    Concurrently with the execution of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement certain stockholders of Company are entering into Voting Agreements (as defined herein).

G.    At the time of the execution of this Agreement, certain Company employees to be identified by Parent will have accepted employment with Parent or Merger Sub by executing offer letters contingent upon the Closing (as defined in Section 2.2).

NOW, THEREFORE, in consideration of these premises and of the mutual agreements, representations, warranties and covenants herein contained, the parties hereto do hereby agree as follows:

AGREEMENT

SECTION 1

1.    Certain Definitions.    As used in this Agreement, the following terms have the following meanings. Certain other terms are defined in the text of this Agreement.

“Affiliate” of a person means any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such person.

“Balance Sheet Adjustment” shall mean the difference, if any, between (i) Company’s consolidated tangible net equity (as such term is defined by generally accepted accounting principles (“GAAP”)) as of the date of Closing and as stated on the Closing Balance Sheet and (ii) $6,085,786 (Company’s consolidated tangible net equity on June 30, 2003 as presented in the Most Recent Financial Statements (as defined in Section 4.8)); provided, however that the Balance Sheet Adjustment shall not be effected by the exercise of any of Company’s outstanding options.

“Cash Conversion Number” shall mean the quotient (calculated to the fourth decimal place) obtained by dividing either (i) (a) $22,100,000 by (b) the Company Fully Diluted Share Number or, in the event of a Balance Sheet Adjustment, (ii) (a) $22,100,000 less the amount of the Balance Sheet Adjustment by (b) the Company Fully Diluted Share Number.

“Cash Merger Consideration” shall mean either $22,100,000 or, in the event of a Balance Sheet Adjustment, $22,100,000 less the amount of the Balance Sheet Adjustment.

“Closing Balance Sheet” shall mean Company’s estimated balance sheet as of three business days prior to Closing that fairly states Company’s financial position prepared in accordance with GAAP and applied on a basis consistent with Company’s annual audited consolidated financial statements for Company’s fiscal years ended June 30, 2002 and June 30, 2003.

“Common Stock Conversion Number” shall mean the quotient (calculated to the fourth decimal place) obtained by dividing 5,000,000 shares by the Company Fully Diluted Share Number.

“Company Fully Diluted Share Number” shall mean the aggregate number of shares of Company Common Stock and any other warrant or security exercisable or exchangeable for, or convertible into, Company Common Stock (each, on a fully exercised and converted to Company Common Stock basis) that are issued and outstanding immediately prior to the Effective Time (outstanding options shall only be included to the extent they are vested and have been exercised as of the Closing Date).

“Knowledge” shall mean with respect to Company or Principal Stockholders the (i) actual knowledge of the Principal Shareholders after due and diligent inquiry of all officers and key developers and after due and diligent inquiry of such other managerial employees, whom such individuals have reason to believe would have actual knowledge of the matters represented and (ii) matters that reasonably should be known by the Company’s officers and other managerial employees. With respect to Parent and Merger Sub, “Knowledge” shall mean the (i) actual knowledge of the Chief Executive Officer, Chief Financial Officer and General Counsel of Company after due and diligent inquiry of all officers whom such individuals have reason to believe would have actual knowledge of matters represented and (ii) matters that reasonably should be known by Parent’s director level employees.

“CompanyMaterial Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect, individually or when aggregated with other changes, events, violations, inaccuracies, circumstances or effects, that is or could reasonably be expected to be materially adverse to the business, assets (including intangible assets), capitalization, prospects, condition (financial or otherwise) or results of operations of Company and its subsidiaries taken as a whole.

“Merger Consideration” shall mean the aggregate of the Cash Merger Consideration and the Stock Merger Consideration.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“ParentMaterial Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect, individually or when aggregated with other changes, events, violations, inaccuracies, circumstances or effects, that is or could reasonably be expected to be materially adverse to the business, assets (including intangible assets), capitalization, prospects, condition (financial or otherwise) or results of operations of Parent and its subsidiaries taken as a whole and would require Parent to file a Current Report on Form 8-K; provided, however that in no event shall (i) any change in the market price, trading volume or Nasdaq listing status of the Parent Common Stock, nor (ii) the failure by Parent to meet revenue or earnings forecasts of equity analysts reflected in the First Call consensus estimate, or any other revenue or earnings forecasts, for any period ending on or after the date of this Agreement, nor (iii) the resignation of any officer or director of Parent other than David Sikora, nor (iv) any repurchases by Parent of Parent Common Stock, in and of itself constitute a Material Adverse Effect with respect to Parent.

“Principal Stockholders” shall mean Michael E. Hoskins, Darrell G. Blandford, Gregory E. Grosh, Ron S. Dougherty and any other stockholder who has received shares of Company Common Stock from such individuals (other than as set forth on Schedule 1 hereto) or who is under common control with such individuals.

“Stock Merger Consideration” shall mean 5,000,000 shares of Parent Common Stock.

SECTION 2

2.    The Merger

2.1    Effective Time.    As soon as practicable on or after the Closing Date (as defined herein), and upon the terms and subject to the conditions of this Agreement, the Parties hereto shall cause the merger of Merger Sub and Company (the “Merger”) to be consummated by filing the Articles of Merger (the “Articles of Merger”) with the Secretary of State of the State of Texas in accordance with the applicable provisions of the TBCA and the filing of the Certificate of Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL with the (the time of such filing (or such later time as may be agreed upon in writing by Parent and Company and specified in the Articles of Merger and the Certificate of Merger) being referred to herein as the “Effective Time”).

2.2    Closing.    The closing of the Merger (the “Closing”) will take place on the later of after the close of business on September 30, 2003 or as soon as practicable after satisfaction or waiver of the latest to occur of the conditions set forth in Section 8 hereof (the “Closing Date”), at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 8911 Capital of Texas Highway, Westech 360, Suite 3350, Austin, Texas 78759-7247.

2.3    Effect of the Merger.    At the Effective Time of the Merger, (i) the separate existence of Company shall cease and Company shall be merged with and into Merger Sub (Merger Sub and Company are sometimes referred to herein as the “Constituent Corporations” and Merger Sub after the Merger is sometimes referred to herein as the “Surviving Corporation”), (ii) the Articles of Incorporation of Merger Sub shall be the Articles of Incorporation of the Surviving Corporation, (iii) the Bylaws of Merger Sub shall be the Bylaws of the Surviving Corporation, (iv) the directors and officers of Merger Sub shall be the directors and officers of the Surviving Corporation and (v) the Merger shall, from and after the Effective Time of the Merger, have all the effects provided by applicable law.

SECTION 3

3.    Effect of Merger; Exchange of Certificates.

3.1    Merger Consideration; Conversion of Company Common Stock.

(a)    Company Common Stock.    On the terms and subject to the conditions of this Agreement, including the One Year Escrow Fund discussed in Section 9, the aggregate Merger Consideration to be paid by Parent for all of the outstanding shares of Company Common Stock, options to purchase Company Common Stock (“Company Options”) that are vested and exercised prior to the Closing (all other options being terminated in accordance with Section 3.4), warrants and other equity and equity-based securities of Company shall be the Cash Merger Consideration and the Stock Merger Consideration (as such terms are defined above). As of the Effective Time of the Merger, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time of the Merger (other than shares, if any, held by persons exercising appraisal rights in accordance with Section 5.12 of the TBCA (“Dissenting Shares”) as provided in Section 3.5 below), shall, by virtue of the Merger and without any action on the part of holders of Company Common Stock (the “Company Stockholders”), be converted into the right to receive (i) that number of shares of Parent Common Stock that is equal to the Common Stock Conversion Number and (ii) cash equal to the Cash Conversion Number.

(b)    Attached hereto as Schedule 3.1(b) is a schedule reflecting the amount and allocation of cash payable and number of shares of Parent Common Stock to be issued under Section 3.1 hereof to each holder of the Company Common Stock (as of the date hereof in the Company’s transfer books) determined in accordance with the terms hereof including the mailing address for each holder. No later than three (3) business days prior to the Closing Date, Company shall deliver to Parent a revised Schedule 3.1(b) provided that (i) all changes to such schedule must be reasonably acceptable to Parent and (ii) in no event will any such changes increase the aggregate amount of Merger Consideration.

3.2    Cancellation of Company-Owned Stock.    Each share of Company Common Stock held by Company or any direct or indirect subsidiary (wholly or partially owned) of Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

3.3    Capital Stock of Merger Sub.    Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

3.4    Treatment of Company Options.    Effective as of the Effective Time of the Merger, each Company Option which is outstanding and has not been exercised prior to the Closing Date shall not be assumed by Parent and shall be cancelled by the Company. The Company shall provide a notice (the “Notice”) to the optionees, no later than 15 days prior to the Closing Date (or earlier if required by the applicable governing documents), informing them of such termination, the form and substance of such Notice shall be subject to review and approval of Parent, which shall not be unreasonably withheld. Prior to the Closing Date, the Company shall take all action necessary to effect the termination of all Company Options as contemplated by this Section 3.4.

3.5    Appraisal Rights.    If holders of Company Common Stock are entitled to appraisal rights at the Effective Time of the Merger under Section 5.12 of the TBCA, the shares as to which appraisal rights are available (“Dissenting Shares”) shall not be converted into the Merger Consideration on or after the Effective Time of the Merger, but shall instead be converted into the right to receive from the Surviving Corporation such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the TBCA. Each holder of Dissenting Shares (a “Dissenting Stockholder”) who, pursuant to the provisions of Section 5.12 of the TBCA, becomes entitled to payment of the value of shares of Company

Common Stock held by such Dissenting Stockholder shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). In the event of the legal obligation, after the Effective Time of the Merger, to deliver the Merger Consideration to any Dissenting Stockholder who shall have failed to make an effective demand for appraisal or shall have lost his status as a Dissenting Stockholder, Parent shall issue and deliver, upon surrender by such Dissenting Stockholder of his certificate or certificates representing shares of Company Common Stock, the Merger Consideration to which such Dissenting Stockholder is then entitled under this Section 3.5 and Section 5.12 of the TBCA. To the extent that Parent or Company makes any payment or payments in respect of any Dissenting Shares, Parent shall be entitled to recover under the terms of Section 9 hereof (i) the aggregate amount by which such payment or payments exceed the aggregate Merger Consideration that otherwise would have been payable in respect of such shares plus (ii) the aggregate fees and expenses of third parties (including reasonable attorney’s fees and expenses) incurred by Parent or the Surviving Corporation in connection with calculating, settling or litigating the amount of, or making, any such payment.

3.6    Exchange of Certificates.

(a)    Exchange Agent.    Parent shall act as the exchange agent (the “Exchange Agent”) in the Merger.

(b)    Parent to Provide Merger Consideration.

(i)    As promptly as practicable after the Closing Date, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I the aggregate number of shares of Parent Common Stock issuable in exchange for outstanding shares of Company Common Stock (less the One Year Escrow Amount); provided, however, that on behalf of the holders of Company Common Stock, Parent shall deposit into the One Year Escrow Fund a number of shares of Parent Common Stock and cash equal to the One Year Escrow Amount out of the aggregate number of shares of Parent Common Stock otherwise issuable and the amount of cash otherwise payable to the Company Stockholders pursuant to Section 3.1 hereof. Each Company Stockholder shall be deemed to have contributed such Company Stockholder’s pro rata portion of the One Year Escrow Amount to the One Year Escrow Fund, rounded to the nearest whole number of shares of Parent Common Stock.

(ii)    Promptly after the Effective Date of the Merger, Parent shall make available for exchange in accordance with this Section 3.6, through such reasonable procedures as Parent may adopt, the amount of cash issuable pursuant to Section 3.1.

(c)    Exchange Procedures.    Within thirty (30) days after the Effective Date of the Merger, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Date of the Merger represented outstanding shares of Company Common Stock (the “Certificates”) whose shares are being converted into the Merger Consideration pursuant to Section 3.1 hereof (less any Merger Consideration held in escrow as described in Section 3.8 hereof), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and which shall be in such form and have such other provisions as Parent may reasonably specify) (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Cash Merger Consideration (less any Merger Consideration held in escrow as described in Section 3.8 hereof). Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash and stock (less any Merger Consideration held in escrow as described in Section 3.8 hereof) to which the holder of Company Common Stock is entitled pursuant to Section 3.1 hereof. The Certificate so surrendered shall forthwith be canceled. No interest will accrue or be paid to the holder of any outstanding Company Common Stock. From and after the Effective Date of the Merger, until surrendered as contemplated by this Section 3.6(c), each Certificate shall be deemed for all corporate purposes to evidence the amount of cash and stock into which the shares of Company Common Stock represented by such Certificate have been converted.

(d)    No Further Ownership Rights in Capital Stock of Company.    The Merger Consideration delivered upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to such Company Common Stock. There shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Company Common Stock which were outstanding immediately prior to the Effective Date of the Merger. If, after the Effective Date of the Merger, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 3.6(d), provided that the presenting holder is listed on Company’s stockholder list as a holder of Company Common Stock or such presenting holder has received the shares from the listed stockholder under the laws of intestacy or by will or by transfer into trust.

(e)    Required Withholding.    Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock or Company Stock Options such amounts as may be required to be deducted or withheld therefrom under the Code (as defined below) or state, local or foreign law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

(f)    No Liability.    Notwithstanding anything to the contrary in this Section 3.6, neither the Exchange Agent, Parent, or the Surviving Corporation shall be liable to a holder of shares of Parent Common Stock or Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g)    No Further Transfers.    At the Effective Time, holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, and the stock transfer books of the Company shall be closed with respect to all shares of such Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time except as required by law. If, after the Effective Time, a valid certificate previously representing any of such shares of Company Common Stock is presented to the Surviving Corporation or Parent, such stock certificate shall be canceled and shall be exchanged as provided in Section 3.6 hereof.

(h)    Fractional Shares.    No fraction of a share of Parent Common Stock will be issued, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average of the closing prices of Parent Common Stock as reported on the Nasdaq National Market during the twenty trading days ending one day prior to the Effective Time (the “Average Closing Price”). The fractional share interest of each Company stockholder shall be aggregated, so that no Company shareholder shall receive cash in respect of fractional share interests in an amount greater than the value of one full share of Parent Common Stock.

(i)    Lost, Stolen or Destroyed Certificates.    In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof such Merger Consideration (and dividends, distributions and cash in lieu of fractional shares) as may be required pursuant to this Section 3.

3.7    Taking of Necessary Action; Further Action.    Parent, Merger Sub and Company shall take all such actions as may be necessary or appropriate in order to effect the Merger as promptly as possible. If, at any time after the Effective Date of the Merger, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company, the officers and directors of such corporation are fully authorized in the name of the corporation or otherwise to take, and shall take, all such action.

3.8    Escrow.

(a)    At the Effective Time, Parent will withhold from the cash and shares of Parent Common Stock to be issued to Company Stockholders in the Merger upon conversion of their Company Common Stock pursuant to Section 3.1(a) above, each Company Stockholder’s pro rata share of (i) $2,762,500 (such withheld cash consideration, the “One Year Escrow Cash”) and (ii) six hundred and twenty-five thousand (625,000) shares of Parent Common Stock to be paid in the Merger (such withheld shares of Parent Common Stock, the “One Year Escrow Shares”). The One Year Escrow Cash, One Year Escrow Shares and any New Shares (as defined below) are collectively referred to herein as the “One Year Escrow Fund.” Any shares of Parent Common Stock or other equity securities issued or distributed by Parent (including shares issued upon a stock split, stock dividend, recapitalization or other similar event) in respect of One Year Escrow Shares that have not been released (any such additional shares, the “New Shares”) shall be added to the One Year Escrow Fund and become a part thereof. New Shares issued in respect of shares of Parent Common Stock which have been released from the One Year Escrow Fund shall not be added to the One Year Escrow Fund but shall be distributed to the recordholders thereof. Escrow Agent will hold the certificates representing such One Year Escrow Shares as security for the Company Stockholders’ indemnification obligations under Section 9 hereof. The One Year Escrow Funds will be represented by a certificate or certificates issued in the names of each Company Stockholder in proportion to each Company Stockholder’s pro rata share and will be held by Parent, subject to the terms and conditions of Section 9 hereof, until the day after the first anniversary of the Closing Date (the “One Year Escrow Release Date”) subject to any such One Year Escrow Funds being withheld pursuant to Section 9.

(b)    At the Effective Time, Parent will also withhold from the shares of Parent Common Stock to be issued to Principal Stockholders in the Merger upon conversion of their Company Common Stock pursuant to Section 3.1(a) above each Principal Stockholder’s pro rata share of that number of shares of Parent Common Stock equal to 5% of the aggregate value of the Merger Consideration (with the Stock Merger Consideration portion valued using the closing sale price of one share of Parent Common Stock on the Closing Date) (such withheld shares of Parent Common Stock, the “Three Year Escrow Shares”). The Three Year Escrow Shares and any IP New Shares (as defined below) are collectively referred to herein as the “Three Year Escrow Fund.” Any shares of Parent Common Stock or other equity securities issued or distributed by Parent (including shares issued upon a stock split, stock dividend, recapitalization or other similar event) in respect of Three Year Escrow Shares that have not been released (any such additional shares, the “IP New Shares”) shall be added to the Three Year Escrow Fund and become a part thereof. IP New Shares issued in respect of shares of Parent Common Stock which have been released from the Three Year Escrow Fund shall not be added to the Three Year Escrow Fund but shall be distributed to the recordholders thereof. Escrow Agent will hold the certificates representing such Three Year Escrow Shares as security for the Principal Stockholders’ indemnification obligations under Section 9.3(b)(i) hereof solely for that purpose described in the last sentence of such section. The Three Year Escrow Fund will be represented by a certificate or certificates issued in the names of each Principal Stockholder in proportion to each Principal Stockholder’s pro rata share and will be held by Parent, subject to the terms and conditions of Section 9 hereof, until the day after the third anniversary of the Closing Date (the “Three Year Escrow Release Date”) subject to any such Three Year Escrow Funds being withheld pursuant to Section 9.

(c)    Each Company Stockholder shall be shown as the record owner on Parent’s books and records of such number of shares of the One Year Escrow Fund and the Three Year Escrow Fund as is equal to such Company Stockholder’s pro rata share and shall have voting rights with respect to the shares of Parent Common Stock held (and on any voting securities added to the One Year Escrow Fund and the Three Year Escrow Fund in respect of such shares of Parent Common Stock) in the One Year Escrow Fund and Three Year Escrow Fund.

3.9    Adjustments for Stock Splits.    The share and per share information herein shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into or exercisable or exchangeable for Company Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring or having a record date on or after the date hereof and prior to the Effective Time.

3.10    Unvested Stock and Repurchase Rights.    If any shares of Company Common Stock outstanding immediately prior to the Effective Time are at the Effective Time unvested or are subject to a repurchase option (other than a right of first refusal) or any other condition providing that such shares may be forfeited to Company upon any termination of the stockholder’s employment, directorship or other relationship with Company (and/or any affiliate of Company) under the terms of any restricted stock purchase agreement, stock option agreement (including any stock option agreement under the Company Plan (as defined below)) or other agreement with Company (“Unvested Company Shares”), such Unvested Company Shares shall not be assumed by Parent and shall be cancelled by the Company. The Company shall provide Notice to the stockholders, no later than 15 days prior to the Closing Date (or earlier if required by the applicable governing documents), informing them of such termination, the form and substance of such Notice shall be subject to review and approval of Parent, such approval shall not be unreasonably withheld. Prior to the Closing Date, the Company shall take all action necessary to effect the termination of all Unvested Company Shares as contemplated by this Section 3.10.

3.11    Tax Consequences.    The parties intend that the Merger shall be treated as a “reorganization” within the meaning of Section 368(a) of the Code. Each of the parties hereto adopts this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Income Tax Regulations and agrees to use commercially reasonable efforts to cause the Merger to qualify as a tax free reorganization within the meaning of Section 368(a) of the Code, including reporting the Merger for federal and state income tax purposes in a manner consistent with such characterization.

3.12    Affiliates Agreements.    As of the date hereof, each of the stockholders of Company identified on Schedule 3.12 (which shall include any stockholder who holds more than 1.5% of the Company Fully Diluted Share Number and any stockholder who received shares from such stockholders or is under common control with such stockholders) shall have executed an Affiliates Agreement, in the form of Exhibit A attached hereto (the “Affiliates Agreement”).

3.13    Company Voting Agreements.    As of the date hereof, each of the stockholders of Company identified on Schedule 3.13 (which shall include the Principal Stockholders and any stockholder who received shares from such stockholders or is under common control with such stockholders) shall have executed a Voting Agreement, in the form of Exhibit B attached hereto (the “Voting Agreement”).

3.14    Lock-Up Agreements.    As of the date hereof, each of the stockholders of Company identified on Schedule 3.14 (which shall include any stockholder who holds more than 0.5% of the Company Fully Diluted Share Number and any stockholder who received shares from such stockholders or is under common control with such stockholders) shall have executed a Lock-Up Agreement, in the form of Exhibit C attached hereto (the “Lock-Up Agreement”).

SECTION 4

4.    Representations and Warranties of the Company.    Company represents and warrants to Parent and Merger Sub, subject to such exceptions as are disclosed in writing in the disclosure letter supplied by Company to Parent dated as of the date hereof (the “Company Schedule”), which disclosure shall provide an exception to or otherwise qualify the representations or warranties of Company contained in the section of this Agreement corresponding by number to such disclosure:

4.1    Organization and Qualification; Subsidiaries.

(a)    Each of Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.

(b)    Section 4.1(b) of the Company Schedule sets forth (i) each subsidiary of Company, (ii) the ownership interest therein of Company and (iii) if not wholly-owned by Company, the identity and ownership interest of each other owner of such subsidiary. Neither Company nor any of its subsidiaries has agreed to make nor is obligated to make nor is bound by any written or oral agreement, contract, understanding, negotiable instrument, commitment or undertaking of any nature, in effect as of the date hereof or as may hereafter be in effect (a “Contract”), under which it may become obligated to make, any future investment in or capital contribution to any other entity. Neither Company nor any of its subsidiaries directly or indirectly owns any equity or similar interest in or any interest convertible, exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business, association or entity other than the entities identified in Section 4.1(b) of the Company Schedule.

(c)    Company and each of its subsidiaries is qualified or licensed to do business as a foreign corporation, and is in good standing (with respect to jurisdictions which recognize such concept), under the laws of all jurisdictions where the character of the properties owned, leased or operated by them or the nature of their activities requires such qualification or licensing, except where the failure to be so qualified could not reasonably be expected to result in a Company Material Adverse Effect.

4.2    Articles of Incorporation and Bylaws.    Company has previously furnished to Parent a complete and correct copy of its Articles of Incorporation and Bylaws as amended and in effect as of the date of this Agreement (together, the “Company Charter Documents”). Such Company Charter Documents and equivalent organizational documents of each of its subsidiaries are in full force and effect. Company is not in violation of any of the provisions of the Company Charter Documents, and no subsidiary of Company is in violation of its equivalent organizational documents. Section 4.2 of the Company Schedule lists the directors and officers of Company and each subsidiary. The operations now being conducted by Company are not now and have never been conducted under any other name.

4.3    Capitalization.

(a)    As of the date of this Agreement, the entire authorized capital stock of Company consists of:

(i)    Twenty million (20,000,000) shares of Company Preferred Stock of which none are issued and outstanding and eighty million (80,000,000) shares of Company Common Stock of which (A) 16,498,000 shares are issued and outstanding, (B) 3,196,300 shares are reserved for issuance pursuant to outstanding options or options reserved for future issuance pursuant to the Plans, and (C) no shares are reserved for issuance pursuant to warrants for Company Common Stock.

(ii)     All of the issued and outstanding shares of Company Common Stock have been duly authorized, are validly issued, fully paid, and non-assessable, are free of any liens or Encumbrances (as defined below) and are held of record by the respective stockholders as set forth in Section 4.3(a) of the Company Schedule. There are no declared or accrued but unpaid dividends with respect to any shares of Company Common Stock.

(b)    Section 4.3(b) of the Company Schedule lists all of the holders, as of the date of this Agreement, of options, warrants, purchase rights, subscription rights, conversion rights, exchange rights and other rights that could require Company to issue, sell or otherwise cause to become outstanding any of its capital stock (the “Stock Rights”), and the number of shares of Company capital stock subject to such Stock Rights. For each such holder, Section 4.3(b) of the Company Schedule lists for each such Stock Right the applicable exercise price or conversion ratio, the date of grant or issuance, the vesting schedule, if any, the number of shares of Company capital stock that are vested as of the date of this Agreement, and, if an option granted under the Company Plan, whether such option is intended to qualify as an incentive stock option as defined in Section 422 of the Code. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Company.

(c)    Company has made available to Parent accurate and complete copies of all stock option plans pursuant to which Company has granted such Company Options or Stock Rights and the form of all stock option agreements and stock option grants evidencing such Company Options or Stock Rights.

(d)    Except as set forth in Section 4.3(d) of the Company Schedule, there are no commitments or agreements of any character to which Company is bound obligating Company to accelerate the vesting of any Company Option or Stock Rights as a result of the Merger. All outstanding shares of Company Common Stock, all outstanding Company Options or Stock Rights, and all outstanding shares of capital stock of each subsidiary of Company have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements (as defined below) in effect as of the time of grant and issuance and (ii) all requirements set forth in applicable Contracts by which Company is bound and which were in effect as of the time of grant and issuance. “Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any court, administrative agency, commission, governmental or regulatory authority, domestic or foreign (a “Governmental Entity”).

(e)    There are no equity securities, partnership interests or similar ownership interests of any class of equity security of any subsidiary of Company, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests, issued, reserved for issuance or outstanding, except for securities Company owns free and clear of all liens, pledges, hypothecations, charges, mortgages, security interests, encumbrances, claims, options, rights of first refusal, preemptive rights, community property interests or similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset) (“Encumbrances”) directly or indirectly through one or more subsidiaries.

(f)    Except as set forth in Sections 4.3(a) and 4.3(b) hereof or in Section 4.3(f) of the Company Schedule, as of the date hereof, there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive, purchase or conversion rights), commitments or agreements of any character to which Company or any of its subsidiaries is a party or by which it is bound obligating Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Company or any of its subsidiaries or obligating Company or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(g)    As of the date of this Agreement, there are no registration rights and there is no voting trust, proxy, rights plan, antitakeover plan or other agreement currently in effect to which Company or any of its subsidiaries is a party or by which they are bound with respect to any equity security of any class of Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its subsidiaries. Other than as contemplated by Section 3.5 hereof, stockholders of Company will not be entitled to appraisal or dissenters rights under applicable state laws in connection with the Merger.

4.4    Authority Relative to this Agreement.    Company has all necessary corporate power and authority to execute and deliver this Agreement and the other agreements contemplated hereby (the “Company Ancillary Agreements”) and to perform its obligations hereunder and thereunder and, subject to adoption of this Agreement by the stockholders of Company in accordance with the TBCA and the Company Charter Documents, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Company Ancillary Agreements by Company and the consummation by Company of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize this Agreement, the Company Ancillary Agreements or to consummate the transactions contemplated hereby and thereby. This Agreement and the Company Ancillary Agreements have been duly and validly executed and delivered by Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitute the legal and binding obligation of Company, enforceable against Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws of general application affecting the enforcement of creditors’ rights and the exercise by courts of equitable powers.

4.5    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement and the Company Ancillary Agreements by Company do not, and the performance of this Agreement and the Company Ancillary Agreements by Company will not, (i) conflict with or violate the Company Charter Documents or the equivalent organizational documents of any of Company’s subsidiaries, (ii) subject to obtaining the vote of Company’s stockholders in favor of the adoption of this Agreement, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or alter the rights or obligations of any third party against or to Company under, or require consent to assign to Parent or the Merger Sub, or give to others any rights of termination, amendment, acceleration or 7cancellation of, or result in the creation of an Encumbrance on any of the properties or assets of Company or any of its subsidiaries pursuant to, any mortgage, Contract, permit, franchise or other obligation to which Company or any of its subsidiaries is a party or by which Company or any of its subsidiaries or its or any of their respective properties are bound or affected (a “Company Obligation”).

(b)    The execution and delivery of this Agreement and the Company Ancillary Agreements by Company do not, and the performance of this Agreement and the Company Ancillary Agreements by Company shall not, require Company to obtain or make, at or prior to the Effective Time, any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or third party except the filing and recordation of the Articles of Merger as required by the TBCA.

4.6    Legal Compliance; Permits

(a)    Neither Company nor any of its subsidiaries is in conflict with, or in default or violation of, any Legal Requirement or Company Obligation. No charge, complaint, claim, demand, notice, inquiry, investigation, action, suit, proceeding, hearing or review by any Governmental Entity is pending or, to the Knowledge of Company, being threatened against Company or its subsidiaries, nor, to Company’s Knowledge, has any Governmental Entity indicated to Company in writing an intention to conduct the same.

(b)    Company and its subsidiaries hold all franchises, grants, authorizations, permits, licenses, variances, exemptions, easements, consents, certifications, orders and approvals from Governmental Entities which are necessary to the operation of the business of Company and its subsidiaries taken as a whole (collectively, the “Company Permits”); and Company and its subsidiaries are in compliance with the terms of the Company Permits.

4.7    Export Control Laws.    Company and its subsidiaries have conducted their export transactions in accordance with applicable provisions of United States export control laws and regulations, including but not limited to the Export Administration Act and implementing Export Administration Regulations. Without limiting the foregoing:

(a)    Company and its subsidiaries have obtained all export licenses and other approvals required for their exports of products, software and technologies from the United States;

(b)    Company and its subsidiaries are in compliance with the terms of all applicable export licenses or other approvals;

(c)    There are no pending or, to the Company’s knowledge, threatened claims against Company or its subsidiaries with respect to such export licenses or other approvals;

(d)    To Company’s knowledge there are no actions, conditions or circumstances pertaining to the export transactions of Company or its subsidiaries that may give rise to any future claims; and

(e)    No consents or approvals for the transfer of export licenses to Parent or Merger Sub are required, or such consents and approvals can be obtained expeditiously without material cost.

4.8    Financial Statements.    Section 4.8 of the Company Schedule contains the following financial statements (collectively the “Financial Statements”): audited balance sheets and statements of income and cash flows as of and for the fiscal years ended June 30, 2001 and June 30, 2002 and the audited balance sheets and statements of income and cash flows (accompanied by an independent accountant’s audit report with an unqualified opinion on such financial statements rendered by Grant Thornton LLP) as of and for the fiscal year ended June 30, 2003 (the “Most Recent Fiscal Year Ends”) for Company. The audited balance sheet and statements of income and cash flows as of and for the twelve-month period ended June 30, 2003 are referred to as the “Most Recent Financial Statement” and the twelve-month period ending June 30, 2003 is referred to as the “Most Recent Fiscal Period End.” The Financial Statements (including the notes thereto) are true and correct and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby. The Financial Statements present fairly the financial condition of Company as of such dates and the results of operations of Company for such periods. The books of account of Company reflect as of the dates shown thereon all items of income and expenses, and all assets, liabilities and accruals of Company required by GAAP to be reflected therein.

4.9    No Undisclosed Liabilities.    Neither Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) except (i) liabilities disclosed in Company’s audited balance sheet as of the Most Recent Fiscal Period End or in the related notes, (ii) liabilities incurred since the Most Recent Fiscal Period End and on or prior to the date hereof in the Ordinary Course of Business which should not have been recorded and/or disclosed in Company’s Most Recent Financial Statement or in the related notes, or (iii) liabilities incurred after the date hereof in the Ordinary Course of Business in an aggregate amount of more than $20,000 except for those approved in advance and in writing by Parent.

4.10    Absence of Certain Changes or Events.    Since March 31, 2003:

(a)    there has not been any Company Material Adverse Effect,

(b)    there has not been any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Company’s or any of its subsidiaries’ capital stock, or any purchase, redemption or other acquisition by Company of any of Company’s capital stock or any other securities of Company or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities,

(c)    there has not been any split, combination or reclassification of any of Company’s or any of its subsidiaries’ capital stock,

(d)    there has not been any granting by Company or any of its subsidiaries of any increase in compensation or fringe benefits or any change in employment terms or any payment by Company or any of its subsidiaries of any bonus, or any granting by Company or any of its subsidiaries of any increase in severance or termination pay or any entry by Company or any of its subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which would be contingent or the terms of which would be materially altered upon the consummation of the transactions contemplated hereby,

(e)    there has not been any change by Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP nor have there been any Tax (as defined below) elections made or a change of tax accounting method,

(f)    there has not been any revaluation by Company of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable or any sale of assets of Company other than revaluations of less than $20,000 in the aggregate or in the Ordinary Course of Business.

(g)    Company has not sold, leased, transferred, or assigned any assets or properties, tangible or intangible, outside the Ordinary Course of Business or exceeding $20,000 in the aggregate;

(h)    except for those agreements, contracts, leases and commitments identified in Section 4.10 of the Company Schedule, Company has not entered into, assumed or become bound under or obligated by any agreement, Contract, lease or commitment or extended or modified the terms of any such agreement, Contract, lease or commitment which (i) involves the payment of greater than $20,000 per annum or which extends for more than one (1) year, (ii) involves any payment or obligation to any Affiliate of Company (iii) involves the sale of any assets, (iv) involves any OEM relationship, or (v) involves any license or other agreement with respect to Company Intellectual Property (as defined herein);

(i)    no party (including Company) has accelerated, terminated, made modifications to, or canceled any agreement, contract, lease, or license to which Company is a party or by which it is bound, and Company has not modified, canceled or waived or settled any debts or claims held by it, outside the Ordinary Course of Business or exceeding $20,000 in the aggregate, or waived or settled any rights or claims of a substantial value, whether or not in the Ordinary Course of Business;

(j)    none of the assets of Company, tangible or intangible, is or has become subject to any security interest or other lien or Encumbrance;

(k)    Company has not made any capital expenditures exceeding $20,000 in the aggregate of all such capital expenditures;

(l)     Company has not made any capital investment in, or any loan to, any other person;

(m)    Company has not created, incurred, assumed, prepaid or guaranteed any indebtedness for borrowed money and capitalized lease obligations, or extended or modified any existing indebtedness except that Company may modify certain loans to Company employees disclosed in Section 4.10(q) of the Company Schedule;

(n)    there has been no change made or authorized in the Articles of Incorporation or bylaws of Company;

(o)    Company has not experienced any damage, destruction, or loss (whether or not covered by insurance) to its property in excess of $20,000 in the aggregate of all such damage, destruction and losses;

(p)    Company has not suffered any repeated, recurring or prolonged shortage, cessation or interruption of inventory shipments, supplies or utility services;

(q)    Company has not made any loan to, or entered into any other transaction with, or paid any bonuses to, any of its Affiliates, directors, officers, or employees or their Affiliates, thereof;

(r)    Company has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

(s)    Company does not owe any payments of any kind, including but not limited to, severance, accrued vacations or bonuses either as of the date hereof or that would result from the Merger contemplated hereby;

(t)    Company has not adopted, amended, modified, or terminated any bonus, profit-sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of its directors, officers, or employees (or taken any such action with respect to any other employee benefit plan);

(u)    Company has not suffered any adverse change or any threat of any adverse change in its relations with, or any loss or threat of loss of, any of its major customers, distributors or dealers;

(v)    Company has not suffered any adverse change or any threat of any adverse change in its relations with, or any loss or threat of loss of, any of it major suppliers;

(w)    Company has not received notice or had Knowledge of any actual or threatened labor trouble or strike, or any other occurrence, event or condition of a similar character;

(x)    Company has not entered into any transaction other than in the Ordinary Course of Business; and

(y)    Company is not obligated to do any of the foregoing.

4.11    Employee Benefit Plans.    All employee compensation, incentive, fringe or benefit plans, programs, policies, commitments or other similar arrangements (whether or not set forth in a written document and including, without limitation, all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (i) covering any active employee, former employee, director or consultant of Company or any subsidiary of Company or any trade or business (whether or not incorporated) which is a member of a controlled group or which is under common control with Company within the meaning of Section 414 of the Code (an “ERISA Affiliate”) or

(ii) with respect to which Company has liability as of the date hereof, and covering any active, former employee, director or consultant of Company, any subsidiary of Company or any ERISA Affiliate are listed in Section 4.11(a) of the Company Schedule (the “ERISA Plans”). Company has provided Parent: (i) correct and complete copies of all documents embodying each ERISA Plan including (without limitation) all amendments thereto, and all related trust documents; (ii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each ERISA Plan; (iii) the most recent summary plan description, as applicable, together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each ERISA Plan; (iv) the most recent IRS determination, opinion, notification and advisory letters; (v) all material correspondence to or from any governmental agency relating to an actual or potential liability under any ERISA Plan; (vi) all forms of notice and election documents related to the Consolidated Omnibus Budget Reconciliation ERISA Plan of 1985, as amended (“COBRA”); (vii) all discrimination tests performed with respect to each ERISA Plan for the most recent three (3) plan years; (viii) the most recent annual actuarial valuations, if any, prepared for each ERISA Plan; (xi) if the ERISA Plan is funded, the most recent annual and periodic accounting of ERISA Plan assets; (x) all administrative service agreements, group annuity contracts, group insurance contracts and similar written agreements and contracts relating to each ERISA Plan; and (xi) all communications to employees or former employees relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules which would result in a material liability under any ERISA Plan or proposed ERISA Plan.

(a)    Each ERISA Plan has been maintained and administered in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such ERISA Plans. No suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of ERISA Plan activities) has been brought or, to the Knowledge of Company, is threatened, against or with respect to any such ERISA Plan. There are no audits, inquiries or proceedings pending or, to the Knowledge of Company, threatened by the Internal Revenue Service (the “IRS”), Department of Labor (the “DOL”) or any other governmental agency with respect to any ERISA Plans. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the ERISA Plans have been timely made or accrued. Any ERISA Plan intended to be qualified under Section 401(a) of the Code and each related trust intended to qualify under Section 501(a) of the Code (i) has either obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination, and (ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation to the extent such amendment or incorporation is required. Company does not have any plan or commitment to establish any new ERISA Plan or to modify any ERISA Plan (except to the extent required by law or to conform any such ERISA Plan to the requirements of any applicable law, in each case as previously disclosed to Parent in writing). Each ERISA Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent, Company or any of its ERISA Affiliates except as otherwise provided in the ERISA Plan.

(b)    Neither Company nor any of its ERISA Affiliates has at any time ever maintained, established, sponsored, participated in, or contributed to any plan subject to Title IV of ERISA or Section 412 of the Code, and at no time has Company or any of its ERISA Affiliates contributed to or been requested to contribute to any “multiemployer plan,” as such term is defined in ERISA or to any plan described in Section 413(c) of the Code. Neither Company, any of its ERISA Affiliates, nor, to the Knowledge of Company, any officer or director of Company or any of ERISA Affiliates is subject to any liability or penalty under Section 4975 through 4980B of the Code or Title I of ERISA. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any ERISA Plan which could subject Company or its subsidiaries to liabilities.

(c)    Each ERISA Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code. Neither the Company nor any of its ERISA Affiliates has any current or future liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA (or similar state law) and at no expense to the Company (other than administrative expenses). No ERISA Plan is intended to meet the requirements of Code Section 501(c)(9).

(d)    Neither Company nor any of its subsidiaries is bound by or subject to (and none of its respective assets or properties is bound by or subject to) any arrangement with any labor union. No employee of Company or any of its subsidiaries is represented by any labor union or covered by any collective bargaining agreement relating to Company or any of its subsidiaries and, to the Knowledge of Company, no campaign to establish such representation is in progress. Neither Company nor any of its subsidiaries experienced any labor interruptions over the past three (3) years. There are no actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of Company, threatened relating to any labor, safety or discrimination matters involving any Company employee, including, without limitation, charges of unfair labor practices or discrimination complaints. Neither Company nor any of its subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. The Company and each of its subsidiaries is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, employee safety and wages and hours, and in each case, with respect to its current and former employees and consultants: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to current and former employees and consultants, (ii) is not liable for any arrears of wages, severance pay or any taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for current or former employees or consultants (other than routine payments to be made in the normal course of business and consistent with past practice). The services provided by the Company employees are terminable at the will of the Company and its ERISA Affiliates.

(e)    Neither Company nor any of its ERISA Affiliates has, prior to the Effective Time and in any material respect, violated any of the health continuation requirements of COBRA, the requirements of the Family Medical Leave Act of 1993, as amended, the requirements of the Womens’ Health and Cancer Rights Act, as amended, the requirements of the Newborns’ and Mothers’ Health Protection Act of 1996, as amended, the requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, or any similar provisions of state law applicable to employees of Company.

(f)    Except as discussed in this Agreement, neither the execution and delivery of this Agreement by Company nor the consummation by Company of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus, accrued vacation payout or otherwise) becoming due to any stockholder, director or employee of Company or any of its subsidiaries under any ERISA Plan or otherwise, (ii) increase any benefits otherwise payable under any ERISA Plan, or (iii) except as required by the Code, result in the acceleration of the time of payment or vesting of any such benefits.

(g)    Each ERISA Plan that covers employees who perform services outside the United States is specifically identified in Section 4.11(i) of the Company Schedule (the “International Plans”). Each International Plan has been established, maintained and administered in compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Plan. Furthermore, no International Plan has unfunded liabilities, that as of the Effective Time will not be offset by insurance or fully accrued. Except as required by law, no condition exists that would prevent Company or Parent from terminating or amending any International Plan at any time for any reason without liability to Parent, Company or its ERISA Affiliates (other than ordinary administration expenses or routine claims for benefits).

(h)    To Company’s Knowledge, no employee, consultant, or advisor of Company (a “Company Service Provider”) is in violation of any term of any employment contract, patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer that in any way adversely affects (a) the right of any Company Service Provider to provide services to Company or the scope or type of work in which the Service Provider may be engaged in connection with services to be provided to Company, or (b) the ability of Company to conduct its business. To Company’s Knowledge, no Company Service Provider has misappropriated any trade secret of any third party in the development of any Company Intellectual Property. There is neither pending nor, to Company’s knowledge and belief, any threatened actions, suits, proceedings or claims, or to its knowledge any basis therefore with respect to any contract, agreement, covenant or obligation referred to in the preceding sentence. Company and its subsidiaries, do not currently have, nor have they ever had, any collective bargaining agreement covering any of their employees, and no such agreement is being negotiated by Company, and to the Company’s Knowledge, there is no effort by any of their employees or any union to organize the employees of Company. The execution and delivery of this Agreement and the Merger Agreement will not conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any contract, covenant or instrument under which any Company Service Provider is now obligated. Company does not believe it is, or will be, necessary to utilize the inventions of any Company Service Provider made prior to the commencement of their relationship with Company.

(i)    Company has complied with all requirements under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) and any state or local equivalents with respect to any plant closing or mass layoff completed prior to the Closing Date. Company has not terminated any Company employees since March 31, 2003, except as listed in Section 4.11(i) of the Company Disclosure Schedule. Section 4.11(i) of the Company Disclosure Schedule shall include the name, hire date, termination date, and work location of each employee terminated by Company effective on or after March 31 2003.

4.12    Certain Business Relationships With Company.    Neither the stockholders of Company nor any director or officer of Company, nor any member of their immediate families, nor any Affiliate of any of the foregoing, owns, directly or indirectly, or has an ownership interest in (a) any business (corporate or otherwise) which is a party to, or in any property which is the subject of, any business arrangement or relationship of any kind with Company, or (b) any business (corporate or otherwise) which conducts the same business as, or a business similar to, that conducted by Company.

4.13    Restrictions on Business Activities.    There is no judgment, injunction, order or decree binding upon Company or its subsidiaries or to which Company or any of its subsidiaries is a party which has or would reasonably be expected to have the effect of prohibiting or restricting any current business practice of Company or any of its subsidiaries, any acquisition of property by Company or any of its subsidiaries or the conduct of business by Company or any of its subsidiaries as currently conducted.

4.14    Title to Property.    Except as identified in Section 4.14 of the Company Schedule, neither Company nor any of its subsidiaries owns, nor has Company or any of its subsidiaries previously owned, any real property. Company and each of its subsidiaries have good and valid title to, or valid leasehold interests in, all of their material properties and assets, free and clear of all Encumbrances except for liens for taxes or other governmental charges or levies not yet due and payable. All leases or subleases pursuant to which Company or any of its subsidiaries lease from others real or personal property are set forth in Section 4.14 of the Company Schedule (the “Company Leases”). Company has delivered to Parent full and complete copies of all Company Leases as amended to date. Each of the Company Leases is in full force and effect in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default of Company or any of its subsidiaries or, to Company’s Knowledge, any other party.

4.15    Taxes.

(a)    Definition of Taxes.    For the purposes of this Agreement, “Tax” or “Taxes” refers to (i) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts (ii) any liability for the payment of any amounts of the type described in clause (i) of this Section 4.15(a) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (iii) any liability for the payment of any amounts of the type described in clauses (i) and (ii) of this Section 4.15(a) as a result of any express or implied obligation to indemnify any other person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for Taxes of a predecessor entity.

(b)    Tax Returns and Audits.

(i)    Company and each of its subsidiaries have timely filed all required federal, state, local and foreign returns, estimates, forms, information statements and reports (“Returns”) relating to any and all Taxes concerning or attributable to Company and each of its subsidiaries or any of their operations with any Tax authority. Such Returns are true and accurate and have been completed in accordance with applicable law. Company and each of its subsidiaries have timely paid all Taxes required to be paid whether or not shown to be due on such Returns.

(ii)    Company and each of its subsidiaries have paid or withheld with respect to their employees (and timely paid over to the appropriate Tax authority) all federal and state income taxes, Taxes pursuant to the Federal Insurance Contribution Act, Taxes pursuant to the Federal Unemployment Tax Act, and other Taxes required to be withheld.

(iii)    Neither Company nor any of its subsidiaries has been delinquent in the payment of any Tax. There is no Tax deficiency outstanding, proposed or assessed against Company or any of its subsidiaries. Neither Company nor any of its subsidiaries has executed any unexpired waiver of any statute of limitations on or extension of any period for the assessment or collection of any Tax.

(iv)    No audit or other examination of any Return of Company or any of its subsidiaries by any Tax authority is presently in progress, nor has Company or any of its subsidiaries been notified of any request for such an audit or other examination.

(v)    No adjustment relating to any Returns filed or required to be filed by Company or any of its subsidiaries has been proposed, formally or informally, by any Tax authority to Company or any of its subsidiaries or any representative thereof.

(vi)    Neither Company nor any of its subsidiaries has any liability for any unpaid Taxes (whether or not shown to be done on any Return) which has not been accrued for or reserved on Company’s balance sheet for the Most Recent Fiscal Year End, whether asserted or unasserted, contingent or otherwise, other than any liability for unpaid Taxes that may have accrued since the Most Recent Fiscal Year End in connection with the operation of the business of Company and its subsidiaries in the Ordinary Course of Business.

(vii)    There are (immediately following the Effective Time there will be) no Encumbrances relating or attributable to Taxes (“Tax Lien”) on any of the assets of Company or any of its subsidiaries, other than customary liens for current Taxes not yet due and payable. There is no reasonable basis for the assertion of any claim relating to or attributable to Taxes that, if adversely determined, would result in any Tax Lien on the assets of the Company or any of its subsidiaries.

(viii)    There is no contract, agreement, plan or arrangement to which Company or any of its subsidiaries is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). There is no contract, agreement, plan or arrangement to which Company or any of its subsidiaries is a party or by which it is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(ix)    Neither Company nor any of its subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Company or any of its subsidiaries.

(x)    Neither the Company nor any of its subsidiaries has (a) ever been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was Company), (b) ever been a party to any Tax sharing, indemnification or allocation agreement, nor does the Company or any of its subsidiaries owe any amount under any such agreement (c) any liability for the Taxes of any person (other than Company or any of its subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise and (d) ever been a party to any joint venture, partnership or other agreement that could be treated as a partnership for Tax purposes.

(xi)    None of Company’s or its subsidiaries’ assets are tax exempt use property within the meaning of Section 168(h) of the Code.

(xii)    Neither Company nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(xiii)    Company and each of its subsidiaries are in compliance with all terms and conditions of any Tax exemptions, Tax holiday or other Tax reduction agreement or order of a territorial or foreign government and the consummation of the Merger will not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions, Tax holiday or other Tax reduction agreement or order.

(xiv)    Company has not been and will not be required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under State or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the Closing.

(xv)    The Company is not, and has not been at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(xvi)    The Company has made available to Parent or its legal counsel copies of all Tax Returns for the Company and its subsidiaries filed for all periods since inception.

(xvii)    The Company has not engaged in a reportable transaction under Treas. Reg. Section 1.6011-4(b) or in a transaction that is the same or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction, as set forth in Treas. Reg. Section 1.6011-4(b)(2).

4.16    Brokers.    Except for fees payable to Needham & Company, Inc., as set forth on Section 4.16 of the Company Schedule and pursuant to an engagement letter dated April 1, 2002, a copy of which has been provided to Parent, Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders fees or agent’s commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby. Company acknowledges that all such amounts will be paid as part of the Company Transaction Expenses as described in Section 10.3 hereof whether or not the Merger is consummated.

4.17    Intellectual Property.    For all purposes of and under this Agreement, the following terms have the following respective meanings:

“Intellectual Property Right(s)” means any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States and foreign patents and utility models, including utility patents, design patents, plant patents and plant variety protection certificates, and all registrations and applications therefore and all reissues, divisionals, re-examinations, corrections, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and other derivatives and certificates associated therewith, and equivalent or similar rights anywhere in the world in inventions and discoveries, including, without limitation, invention disclosures (“Patents”); (ii) all trade secrets and other rights in know-how and confidential or proprietary information throughout the world (“Trade Secrets”); (iii) all copyrights, copyright registrations and applications therefore and all other rights corresponding thereto throughout the world (“Copyrights”); (iv) all mask works, mask work registrations and applications therefore, and any equivalent or similar rights (“Mask Works”); (v) all industrial designs and any registrations and applications therefore throughout the world; (vi) all rights in World Wide Web addresses and domain names and applications and registrations therefore; (vii) all trade names, trade dress, logos or other corporate designations, common law trademarks and service marks, trademark and service mark registrations and applications therefore and all goodwill associated therewith throughout the world (“Trademarks”); and (viii) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world, including, without limitation, moral rights and publicity rights.

“Company Intellectual Property” means any and all Technology and any and all Intellectual Property Rights, including Company Registered Intellectual Property Rights, that is or are owned (in whole or in part) by or exclusively licensed to or otherwise exclusively controlled by the Company or any of its subsidiaries.

“Registered Intellectual Property Right(s)” means any and all United States, foreign, national and international: (i) Patents; (ii) registered Trademarks, applications to register Trademarks, including intent-to-use applications, or other registrations or applications related to Trademarks; (iii) Copyrights registrations and applications to register Copyrights; (iv) Mask Work registrations and applications to register Mask Works; and (v) any other Technology and rights related thereto that are the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public or private legal authority at any time.

“Company Registered Intellectual Property Rights” means all of the Registered Intellectual Property Rights owned by, filed in the name of, or applied for the Company or any of its subsidiaries.

“Technology” means any or all of the following: (i) products of the Company or any of its subsidiaries and any works of authorship including, without limitation, computer programs, source code, object code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, net lists, formulas, records, data and mask works; (ii) inventions (whether or not patentable), ideas, improvements, discoveries, developments, designs and techniques, information regarding plans for research, and technology; (iii) proprietary and confidential information, including technical data and customer and supplier lists and information related thereto, financial analysis, marketing and selling plans, business plans, budgets and unpublished financial statements, licenses, prices and costs, general intangibles, trade secrets and know how; (iv) databases, data compilations and collections, metadata, ontologies and technical data; (v) logos, trade names, trade dress, trademarks, service marks; (vi) World Wide Web addresses, domain names and sites; (vii) tools, services, methods and processes; and (viii) all instantiations of the foregoing in any form and embodied in any media.

(a)    Schedule 4.17(a) of the Company Schedule is a complete and accurate list of (i) all Company Registered Intellectual Property Rights, (ii) all unregistered copyrights in computer software that are included in the Company Intellectual Property, and (iii) all unregistered Trademarks included within the Company Intellectual Property. For each of the foregoing, the listing shall include (w) the respective application or serial number (if applicable), (x) the date of any such application and registration, the jurisdiction(s) in which each such right either exists or, for registrations and applications thereto, has been registered or applied for, (y) an identification of whether the right is solely owned by, jointly owned by, or exclusively licensed to the Company, and (z) a brief summary of any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (the “PTO”) or equivalent authority anywhere in the world) related thereto.

(b)    Each item of Company Registered Intellectual Property Rights is valid and subsisting, and all necessary fees, including without limitation all registration, maintenance, issuance and renewal fees, in connection with such Company Registered Intellectual Property Rights have been paid and all necessary documents and certificates in connection with such Company Registered Intellectual Property Rights have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Intellectual Property Rights. There are no actions that must be taken by the Company within one hundred twenty (120) days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any responses to PTO office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Registered Intellectual Property Rights. Without limiting the foregoing, Company has not taken any action or allowed any event to occur, and Company is not aware of any event or circumstances, which would set a United States patent bar date or foreign patent bar date within one hundred twenty (120) days of the Closing Date. A United States patent bar date includes any date by which the Company must file a patent application in order to preserve Company’s right and ability to seek patent protection for an invention in the United States. To Company’s Knowledge, no third party is in breach of any non-disclosure agreement signed with Company or of any confidentiality terms of any agreement signed with Company. In each case in which the Company has acquired any Technology or Intellectual Property Rights from any Person, the Company has obtained a valid and enforceable assignment sufficient to irrevocably transfer the Technology and all rights in such Technology including all associated Intellectual Property Rights (including the right to seek past and future damages with respect thereto) to the Company. To the maximum extent provided for by, and in accordance with, applicable laws and regulations, the Company has recorded each such assignment of Registered Intellectual Property Rights assigned to the Company with the relevant Governmental Entity, including the PTO, the U.S. Copyright Office, or their respective equivalents in any relevant foreign jurisdiction, as the case may be. The Company has not claimed a particular status, including “Small Business Status,” in the application for any Intellectual Property Rights, which claim of status was not at the time made, or which has since become, inaccurate or false or that will no longer be true and accurate as a result of the Closing.

(c)    The Company has no Knowledge of any facts or circumstances that would render any Company Intellectual Property invalid or unenforceable. The Company knows of no information, materials, facts, or circumstances, including any information or fact that would constitute prior art, that would render any of Company Registered Intellectual Property Rights invalid or unenforceable, or would adversely effect any pending application for any Company Registered Intellectual Property Right, and Company has not misrepresented, or failed to disclose, and has no Knowledge of any misrepresentation or failure to disclose, any fact or circumstances in any application for any Company Registered Intellectual Property Right that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any Company Registered Intellectual Property Right.

(d)    Except as disclosed in Section 4.17(d) of the Company Schedule, each item of Company Intellectual Property is free and clear of any Liens. The Company is the exclusive owner of, exclusive licensee of or has all necessary rights under a valid and enforceable license agreement regarding all Technology and Intellectual Property Rights used in or necessary to the conduct of the Company’s business as previously conducted, presently conducted or currently contemplated to be conducted by the Company. Without limiting the foregoing: (i) the Company is the exclusive owner of all Trademarks used in connection with the operation or conduct of the business of the Company, including the sale, licensing, distribution or provision of any products or services by Company; (ii) Company owns exclusively or has all necessary rights under a valid and enforceable license agreement, and has good title to, all products of the Company or which the Company otherwise purports to own; and (iii) to the extent that any Patents would otherwise be infringed by any product or service of the Company, such Patents constitute Company Intellectual Property.

(e)    Except as disclosed in Section 4.17(e) of the Company Schedule, all Company Technology and Company Intellectual Property will be fully transferable, alienable or licensable by Buyer without restriction and without payment of any kind to any third party.

(f)    To the extent that any Technology which is owned, possessed, used or controlled by Company has been developed or created by a third party for the Company, the Company has a written agreement with such third party with respect thereto and Company thereby either (i) has obtained ownership of, and is the exclusive owner of, or (ii) has obtained a license (sufficient for the conduct of its business as previously conducted, currently conducted and as proposed to be conducted) to all such third party’s Intellectual Property Rights in such Technology by operation of law or by valid assignment or license, with rights to freely assign all such third party Intellectual Property Rights.

(g)    Except for “shrink-wrap” or similar widely-available commercial end-user licenses, all Technology used in or necessary to conduct the Company’s business as presently conducted or currently contemplated to be conducted by the Company was written and created solely by either (i) employees of the Company acting within the scope of their employment or (ii) by third parties who have validly and irrevocably assigned all of their rights, including Intellectual Property Rights therein, to the Company, and no third party owns or has any rights to any of the Company Intellectual Property.

(h)    All employees, consultants and contractors of the Company have entered into a valid and binding written agreement with the Company sufficient to (i) vest title in the Company of all Technology, including all accompanying Intellectual Property Rights, created by such employee, consultant or contractor in the scope of his or her services or employment for the Company; and (ii) protect the Trade Secrets of the Company. The form(s) of such agreements are attached hereto as Section 4.17(h) of the Company Schedule.

(i)    The Company has taken all commercially reasonable steps required to protect the Company’s rights in the Trade Secrets of the Company or those provided by any other Person to the Company.

(j)    No Person who has licensed Technology or Intellectual Property Rights to the Company has ownership rights or license rights to improvements made by the Company in such Technology or Intellectual Property Rights.

(k)    Except as disclosed in Section 4.17(k) of the Company Schedule, the Company has not transferred ownership of, or granted any exclusive license of or right to use, make derivative works, or authorized the retention of any exclusive rights to use or joint ownership of, any Technology or Intellectual Property Right that is or was Company Intellectual Property, to any other Person.

(l)    Other than inbound “shrink-wrap” and similar publicly available commercial binary code end-user licenses and outbound “shrink-wrap” licenses in the form set forth on Section 4.17(l) of the Company Schedule, the contracts, licenses and agreements listed in Section 4.17(l) of the Company Schedule lists all contracts, licenses and agreements to which the Company is a party with respect to any Technology or Intellectual Property Rights. The Company is not in breach of nor has the Company failed to perform under any of the foregoing contracts, licenses or agreements and, to the Company’s Knowledge, no other party to any such contract, license or agreement is in breach thereof or has failed to perform thereunder.

(m)    Schedule 4.17(m) of the Company Schedule lists all contracts, licenses and agreements between the Company and any other Person wherein or whereby the Company has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability or provide a right of rescission with respect to the infringement or misappropriation of the Intellectual Property Rights of any Person.

(n)    To the Knowledge of the Company, there are no contracts, licenses or agreements between the Company and any other Person with respect to the Company Intellectual Property under which there is any dispute regarding the scope of such agreement, or performance under such agreement, including with respect to any payments to be made or received by the Company thereunder.

(o)    To the Company’s Knowledge, the operation of the business of the Company as it currently is conducted or is contemplated to be conducted by the Company, including but not limited to the design, development, use, disclosure, import, branding, advertising, promotion, marketing, license, manufacture, sale, license and distribution of the products, or services or other Technology of the Company (including such Technology currently under development) does not and will not when conducted by Buyer in substantially the same manner following the Closing infringe or misappropriate any Intellectual Property Right of any Person, violate any right of any Person (including any right to privacy or publicity) or constitute unfair competition or trade practices under the laws of any jurisdiction, and the Company has not received notice from any Person claiming that such operation or any act, product, or service or other Technology of the Company (including such Technology currently under development) of the Company infringes or misappropriates any Intellectual Property Right of any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction (nor does the Company have Knowledge of any basis therefore).

(p)    To the Company’s Knowledge, no Person is infringing or misappropriating any Company Intellectual Property Right.

(q)    No Company Intellectual Property or Technology is subject to any proceeding or outstanding decree, order, judgment or settlement agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by the Company or may affect the validity, use or enforceability of such Company Intellectual Property or Technology.

(r)    No (i) product, technology, service or publication of the Company, (ii) material published or distributed by the Company or (iii) conduct or statement of the Company constitutes obscene material, a defamatory statement or material, false advertising or otherwise violates in any material respect any law or regulation.

(s)    The Company Intellectual Property constitutes all the Technology and Intellectual Property Rights used in and/or necessary to the conduct of the business of the Company as it currently is conducted, and, to the Knowledge of the Company, as it is currently planned or contemplated to be conducted by the Company, including, without limitation, the design, development, manufacture, use, disclosure, import, branding, advertising, promotion, marketing, sale, license and distribution of products or other Technology of the Company, including performance of services (including such Technology currently under development).

(t)    Neither this Agreement nor the transactions contemplated by this Agreement, including, without limitation, by operation of law or otherwise, nor any contracts or agreements to which the Company is a party, will result in (i) Parent’s granting to any third party any right to or with respect to any Technology or Intellectual Property Right owned by, or licensed to Parent, (ii) Parent’s being bound by, or subject to, any non-compete or similar restriction on the operation or scope of its business or (iii) Parent’s being obligated to pay any royalties or other amounts to any third party in excess of those payable by Company, respectively, prior to the Closing other than normal price increases, renewal fees or costs not incurred in connection with a renewal required due to lack of assignability.

(u)    Except as disclosed in Section 4.17(u) of the Company Schedule, there are no royalties, fees, honoraria or other payments payable by the Company to any Person by reason of the ownership, development, manufacture, use, license, import, branding, advertising, promotion, marketing, sale or other disposition of the Company Intellectual Property, other than salaries and sales commissions paid to employees and sales agents in the ordinary course of business.

4.17A    Intellectual Property.    To the best of the Principal Stockholders’ Knowledge, the Company’s and its subsidiaries’ design, development, manufacture, distribution, reproduction, marketing or sale of the products of Company and its subsidiaries has not infringed or misappropriated and does not infringe or misappropriate the Intellectual Property Rights of any third party. In addition, to the Actual Knowledge of Principal Stockholders, the Company Intellectual Property was independently developed and is owned by Company. “Actual Knowledge” for purposes of this Section 4.17A shall mean the actual knowledge of the Principal Stockholders after due and diligent inquiry and investigation of the representations and warranties made in this Section 4.17A with all key technical employees of Company and all holders of 0.5% or more of Company Common Stock (issued and outstanding immediately prior to the Closing).

4.18    Agreements, Contracts and Commitments.    Except as disclosed on Schedule 4.18, as of the date of this Agreement, neither Company nor any of its subsidiaries is a party to or is bound by:

(a)    any employment or consulting agreement, Contract or commitment with any officer, director or employee of Company or any of its subsidiaries (whether on a full-time, part-time or other basis), other than those that are terminable by Company or any of its subsidiaries at will without liability or financial obligation to Company;

(b)    any agreement of indemnification or any power of attorney or guaranty other than any standard agreement terms of indemnification entered into in connection with the sale of products or license or maintenance or support of technology in the Ordinary Course of Business;

(c)    any agreement, contract or commitment containing any covenant limiting the right of Company or any of its subsidiaries to engage in any line of business or to compete with any person, containing any exclusivity provisions, providing any other party rights regarding the ability to enter into a Third Party Transaction or to receive notice regarding a Third Party Transaction, or relating to the localization of product versions;

(d)    any services agreement, other than those that are pursuant to the Company’s standard services agreement (without modification) or those that do not exceed $25,000 or 125 hours of service;

(e)    any agreement, contract or commitment relating to the disposition or acquisition by Company or any of its subsidiaries after the date of this Agreement of assets not in the Ordinary Course of Business or pursuant to which Company or any of its subsidiaries has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Company’s subsidiaries;

(f)    any dealer, distributor, joint marketing or development agreement under which Company or any of its subsidiaries have continuing obligations to jointly market any product, technology or service and which may not be canceled without penalty upon notice of ninety (90) days or less, or any agreement pursuant to which Company or any of its subsidiaries have continuing obligations to jointly develop any intellectual property that will not be owned, in whole or in part, by Company or any of its subsidiaries and which may not be canceled without penalty upon notice of ninety (90) days or less;

(g)    any agreement, contract or commitment to license any third party to manufacture or reproduce any Company product, service or technology in any language or version or any agreement, contract or commitment to sell or distribute any Company products, service or technology in any language or version;

(h)    any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money by Company or any of its subsidiaries or extension of credit (other than customer accounts receivable owing to Company or any of its subsidiaries in the Ordinary Course of Business or exceeding $20,000 in the aggregate and payable or dischargeable in accordance with customary trade terms);

(i)    any agreement (or group of related agreements) for the lease of personal property to or from any person that involves aggregate annual payments of more than $20,000;

(j)    any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than one year or involve consideration in excess of $20,000;

(k)    any agreement for the purchase of supplies, components, products or services from single source suppliers, custom manufacturers or subcontractors that involves aggregate annual payments of more than $20,000;

(l)    any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money or any capitalized lease obligation in or under which a security interest has been imposed on any of its assets, tangible or intangible;

(m)    any agreement with any Company stockholder or any of such stockholder’s Affiliates (other than Company) or with any Affiliate of Company;

(n)    any profit sharing, pension plan, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other plan or arrangement for the benefit of its current or former directors, officers or employees;

(o)    any collective bargaining agreement;

(p)    any agreement under which it has advanced or loaned any amount to any of its directors, officers, and employees;

(q)    any agreement under which the consequences of a default or termination could have a Company Material Adverse Effect;

(r)    any agreement with any original equipment manufacturer entered into or performed by Company;

(s)    any agreement pursuant to which Company is obligated to provide maintenance, support, subscription, integration services, or training for its products;

(t)    any agreement pursuant to which any of Company’s products are manufactured which involves aggregate annual payments of more than $20,000; and

(u)    any other agreement (or group of related agreements) the performance of which involves consideration in excess of $20,000 or which is expected to continue for more than one (1) year from the date hereof.

Company has delivered to Parent a correct and complete copy of each written agreement required to be listed in Section 4.18 of the Company Schedule and a written summary setting forth the terms and conditions of each oral agreement required to be listed in Section 4.18 of the Company Schedule. With respect to each such agreement: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect in all respects; (B) neither Company nor, to Company’s Knowledge, any other party is in breach or default, and no event has occurred, which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; (C) no party has repudiated any provision of the agreement; (D) there are no disputes, oral agreements or forbearance programs in effect; and (E) Company does not have any reason to believe that the service called for thereunder cannot be supplied in accordance with its terms and without resulting in a loss to any of Company or its subsidiaries of more $20,000 in cash or in terms of dedicated resources exceeding revenue attributable to such agreement.

4.19    Board Approval.    The Board of Directors of Company has, as of the date of this Agreement, (i) approved this Agreement, the Company Ancillary Agreements and the Merger and the other transactions contemplated hereby and thereby, (ii) determined that the Merger is consistent with the long-term business strategy of Company and is in the best interests of the stockholders of Company and is on terms that are fair to such stockholders (iii) adopted a resolution declaring the Merger advisable and (iv) determined unanimously to recommend that the stockholders of Company adopt this Agreement.

4.20    Vote Required.    The affirmative vote or written consent of the holders of at least a majority of the outstanding Company Common Stock is the only vote of the holders of any class or series of Company’s capital stock necessary to adopt this Agreement.

4.21    Insurance.    Company and each of its subsidiaries has insurance policies and fidelity bonds of the type and in amounts customarily carried by persons conducting business or owning assets, equipment and properties similar to Company and its subsidiaries, including but not limited to, policies for errors and omissions, export liability, comprehensive general liability coverage and an umbrella policy (collectively, the “Insurance Policies”). There is no claim by Company or any of its subsidiaries pending under any of the Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds, which denial of coverage could reasonably be expected to have a Company Material Adverse Effect. Company and its subsidiaries are fully insured with respect to past or potential medical or health benefit claims. All premiums due and payable under the Insurance Policies have been paid and Company and its subsidiaries are otherwise in compliance with the terms of the Insurance Policies. Company has not received notice of any threatened termination of, or any material premium increase with respect to, any of the Insurance Policies.

4.22    State Takeover Statutes.    No state takeover statute is applicable to the Merger or other transactions contemplated hereby.

4.23    Tangible Assets.    The buildings, machinery, equipment, and other tangible assets that Company owns and leases have been maintained and are in good operating condition and repair (subject to normal wear and tear) and are usable in the Ordinary Course of Business.

4.24    Inventory.    All of the inventory of Company, which consists of raw materials and supplies, manufactured and processed parts, work in process, and finished goods, is usable, merchantable and fit for the purpose for which it was procured or manufactured, and none of such inventory is slow-moving, obsolete, damaged, or defective, subject only to the reserve for inventory write down set forth on the face of the Most Recent Financial Statement as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of Company.

4.25    Notes and Accounts Receivable.    All notes and accounts receivable of Company, all of which are reflected properly in the Company Financial Statements and the books and records of Company, arose in the Ordinary Course of Business, are valid receivables subject to no setoffs, defenses or counterclaims, are current and, to Company’s Knowledge, collectible subject in each case only to the reserve for bad debts set forth on the face of the Most Recent Financial Statement. No person has any security interest in any of the Company’s accounts receivable, and no request or agreement for deduction or discount has been made with respect thereto. Section 4.25 of the Company Schedule sets forth each note and principal amount outstanding as of the date hereof with respect to each loan or advance to any employee or former employee of the Company (“Employee Loans”). As of the Closing Date, each Employee Loan shall have been repaid to the Company and all amounts owed by the Company to any employee or former employee as a result of charges or expenses incurred by the employee or former employee on behalf of the Company or its subsidiaries shall have been repaid.

4.26    Litigation.    Section 4.26 of the Company Schedule sets forth each instance in which Company (or any of its assets) (i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is or has been since June 30, 1993, a party, or, to the Knowledge of Company, is threatened to be made a party, to any action, suit, proceeding, hearing, arbitration, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. To the Knowledge of Company, there are no facts or circumstances which would form the basis of any claim against Company.

4.27    Product Warranty.    The products licensed, manufactured, sold, leased, and delivered by Company have conformed with applicable contractual commitments and express warranties, and Company has no liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due) for replacement or repair thereof or other damages in connection therewith, other than in the Ordinary Course of Business and in an aggregate amount less than $10,000.

4.28    Product Liability.    Section 4.28 of the Company Schedule contains a description of all product liability claims and similar claims, actions, litigation and other proceedings relating to Company products that are presently pending or which, to the Knowledge of Company, are threatened, or which have been asserted or commenced against Company since its inception, in which a party thereto either requests injunctive relief (whether temporary or permanent) or alleges damages (whether or not covered by insurance).

4.29    Environment, Health, and Safety.

(a)    For purposes of this Agreement, the following terms have the following meanings:

“Environmental, Health, and Safety Laws” means any and all federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, plans, injunctions, judgments, decrees, requirements or rulings now or hereafter in effect, imposed by any governmental authority regulating, relating to, or imposing liability or standards of conduct relating to pollution or protection of the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), public health and safety, or employee health and safety, concerning any Hazardous Materials or Extremely Hazardous Substances, as such terms as defined herein, or otherwise regulated, under any Environmental, Health and Safety Laws. The term “Environmental, Health and Safety Laws” shall include, without limitation, the Clean Water Act (also known as the Federal Water Pollution Control Act), 33 U.S.C. Section 1251 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Clean Air Act, 42 U.S.C. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. Section 136 et seq., the Safe Drinking Water Act, 42 U.S.C. Section 300f et seq., the Comprehensive Environmental Response, Compensation and Liability Act, 42

U.S.C. Section 9601 et seq., the Superfund Amendment and Reauthorization Act of 1986, Public Law 99-4, 99, 100 Stat. 1613, the Emergency ERISA Planning and Community Right to Know Act, 42 U.S.C. Section 11001 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., and the Occupational Safety and Health Act, 29 U.S.C. Section 651 et seq., all as amended, together with any amendments thereto, regulations promulgated thereunder and all substitutions thereof.

“Extremely Hazardous Substance” means a substance on the list described in Section 302 (42 U.S.C. Section 11002(a)(2)) of the Emergency ERISA Planning and Community Right to Know Act, 42 U.S.C. Section 11001 et seq., as amended.

“Hazardous Material” means any material or substance that, whether by its nature or use, is now or hereafter defined as a pollutant, dangerous substance, toxic substance, hazardous waste, hazardous material, hazardous substance or contaminant under any Environmental, Health and Safety Laws, or which is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise hazardous and which is now or hereafter regulated under any Environmental, Health and Safety Laws, or which is or contains petroleum, gasoline, diesel fuel or other petroleum hydrocarbon product.

(b)    Each of Company and its predecessors and Affiliates (A) has complied with the Environmental, Health, and Safety Laws (and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, directive or notice has been filed or commenced against any of them alleging any such failure to comply), (B) has obtained and been in compliance with the terms and conditions of all permits, licenses, certificates and other authorizations which are required under the Environmental, Health, and Safety Laws, and (C) has complied with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules, and timetables which are contained in the Environmental, Health, and Safety Laws.

(c)    To Company’s Knowledge, Company has no liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), and none of Company and its predecessors and Affiliates has handled or disposed of any Hazardous Materials or Extremely Hazardous Substances, arranged for the disposal of any Hazardous Materials or Extremely Hazardous Substances, exposed any employee or other individual to any Hazardous Materials or Extremely Hazardous Substances, or owned or operated any property or facility in any manner that could give rise to any liability, for damage to any site, location, surface water, groundwater, land surface or subsurface strata, for any illness of or personal injury to any employee or other individual, or for any reason under any Environmental, Health, and Safety Law.

(d)    To Company’s Knowledge, no Extremely Hazardous Substances are currently, or have been, located at, on, in, under or about all properties and equipment used in the business of Company and its predecessors and Affiliates.

(e)    To Company’s Knowledge, no Hazardous Materials are currently, or have been, located at, on, in, under or about all properties and equipment used in the business of Company and its predecessors and Affiliates in a manner which violates any Environmental, Health and Safety Laws or which requires cleanup or corrective action of any kind under any Environmental, Health and Safety Laws.

4.30    No Adverse Developments.    There is no development or, to Company’s Knowledge, threatened development affecting Company (or affecting customers, suppliers, employees, and other persons which have relationships with Company) that (i) is having or is reasonably likely to have a Company Material Adverse Effect, or (ii) would prevent the Surviving Corporation from conducting the business of Company following the Closing in the manner in which it was conducted by Company prior to the Closing.

4.31    Registration Statement.    None of the information supplied or to be supplied by Company for inclusion in the Registration Statement/Proxy Statement to be provided to the stockholders of Company and Parent in connection with the Merger will, at the date mailed to the stockholders of Company and Parent, at the time of the stockholders’ meetings of Company and Parent in connection with the transactions contemplated hereby (the “Stockholders’ Meetings”) and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents.

4.32    Full Disclosure.    No representation or warranty in this Section 4 or in any document delivered by Company pursuant to the transactions contemplated by this Agreement, and no statement, list, certificate or instrument furnished to Parent pursuant hereto or in connection with this Agreement, contains any untrue statement of a material fact, or omits to state any fact necessary to make any statement herein or therein not materially misleading. There is no fact, development or threatened development which is having or may have a Company Material Adverse Effect which Company has not disclosed to Parent in writing.

4.33    Voting Agreements; Irrevocable Proxies; Affiliates Agreement and Lock-Up Agreements. Certain stockholders of the Company, who collectively hold at least eighty-five percent (85%) of the outstanding shares of Company Common Stock have agreed in writing to vote for the approval of the Merger pursuant to Voting Agreements in the form attached hereto as Exhibit B and pursuant to Irrevocable Proxies attached thereto as Exhibit D (“Irrevocable Proxies”). All of the persons and/or entities who individually will hold 1.5% or more of Parent’s issued and outstanding common stock after the Merger (calculated using the number of Parent’s issued and outstanding common stock as of the date hereof plus the Stock Merger Consideration) have signed the Affiliates Agreement attached hereto as Exhibit A. All of the persons and/or entities who individually hold or will hold 0.5% or more of the outstanding shares of Company Common Stock have signed the Lock-Up Agreement attached hereto as Exhibit C.

4.34    Tax Free Reorganization.    Neither Company nor, to Company’s knowledge any Affiliate of the Company, has taken any action or knows of any fact, agreement, plan or other circumstances that reasonably would be expected to cause to the Merger to fail to qualify as a reorganization under the provisions of Section 368(a) of the Code.

4.35    No Existing Discussions.    Neither Company nor any director or officer or, to Company’s Knowledge, employee, agent or stockholder of Company is engaged, directly or indirectly, in any discussions or negotiations with any third party relating to any Third Party Transaction (as defined in Section 6.6).

SECTION 5

5.    Representations and Warranties of Parent.    Parent and Merger Sub jointly and severally represent and warrant to Company, subject to such exceptions as are disclosed in writing in the disclosure letter supplied by Parent to Company dated as of the date hereof, which disclosure shall provide an exception to or otherwise qualify the representations or warranties of Parent and Merger Sub contained in the section of this Agreement corresponding by number to such disclosure as follows:

5.1    Organization and Qualification; Subsidiaries.

(a)    Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.

(b)    Parent has no material subsidiaries except for those listed on Exhibit 21.1 to Parent’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and Ontario Acquisition Corp.

(c)    Each of Parent and Merger Sub is qualified or licensed to do business as a foreign corporation, and is in good standing (with respect to jurisdictions which recognize such concept), under the laws of all jurisdictions where the character of the properties owned, leased or operated by them or the nature of their activities requires such qualification or licensing, except where the failure to be so qualified or licensed could not reasonably be expected to result in a Parent Material Adverse Effect.

5.2    Authority Relative to this Agreement.    Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub (other than the required approval by the stockholders of Parent), and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than the required approval by the stockholders of Parent). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by Company, constitutes a legal and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms.

5.3    No Conflict; Required Filings and Consents.

(a)    The execution, delivery and performance of this Agreement do not and will not, (i) conflict with or violate the Parent Charter Documents or Merger Sub Charter Documents, (ii) subject to the requirements set forth in Section 5.3(b) below, conflict with or violate any permits, concession, grant, franchise, law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which they or any of their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair Parent’s or Merger Sub’s rights or alter the rights or obligations of any third party against or to Parent or Merger Sub under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the properties or assets of Parent or Merger Sub pursuant to, any material mortgage, Contract, permit, franchise or other obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective properties are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect could not in the case of clauses (ii) or (iii) individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)    The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub shall not, require Parent to obtain or make any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or third party except (i) pursuant to applicable requirements, if any, of the Securities Act, the Exchange Act, Blue Sky Laws, the rules and regulations of Nasdaq, and the filing and recordation of the Articles of Merger as required by the TBCA and the Certificate of Incorporation as required by the DGCL and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, (A) would not prevent consummation of the Merger or otherwise prevent Parent or Merger Sub from performing their respective obligations under this Agreement or (B) could not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.4    Registration Statement.    None of the information supplied or to be supplied by Parent for inclusion in the Registration Statement/Proxy Statement will at the date mailed to the stockholders of Company and Parent, at the time of the Stockholders’ Meetings and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by Company which is contained in any of the foregoing documents.

5.5    Board Approval.    The Board of Directors of Parent has, as of the date of this Agreement (i) approved this Agreement and the transactions contemplated hereby, (ii) determined that the Merger is consistent with the long-term business strategy of Parent and is in the best interests of the stockholders of Parent and is on terms that are fair to such stockholders and (iii) adopted a resolution declaring the Merger advisable.

5.6    Tax Free Reorganization.    Neither Parent nor, to Parent’s knowledge, any Affiliate of Parent, has taken any action or knows of any fact, agreement, plan or other circumstances that reasonably would be expected to cause the Merger to fail to qualify as a tax-free reorganization under the provisions of Section 368(a) of the Code.

5.7    Financial Statements.    Section 5.7 of the Parent Schedule contains the audited balance sheets and statements of income and cash flows as of and for the fiscal year ended June 30, 2003 (accompanied by an independent auditor’s review report on such financial statements rendered by Ernst & Young, LLP) (the “Parent Financial Statements”.) The Parent Financial Statements (including the notes thereto) are true and correct and have been prepared in accordance with GAAP applied on a consistent basis throughout the period covered. The Parent Financial Statements present fairly the financial condition of Parent as of such date and the results of operations of Parent as of such date. The books of account of Parent reflect as of the dates shown thereon all items of income and expenses, and all assets, liabilities and accruals of Parent required by GAAP to be reflected therein.

SECTION 6

6.    Pre-Closing Covenants.    With respect to the period between the execution of this Agreement and the earlier of (i) the termination of this Agreement or (ii) the Effective Time of the Merger:

6.1    General.    Each of the Parties will use commercially reasonable efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Section 8 below).

6.2    Notices and Consents.    Company will give any notices to third parties and will use commercially reasonable efforts to obtain any third party consents that are required in connection with the matters identified in Section 4.5(a) of the Company Schedule. Each of the Parties will give any notices to, make any filings with, and use its commercially reasonable efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters identified in Section 4.5(b) of the Company Schedule.

6.3    Operation of Business.    Company agrees except to the extent that Parent shall otherwise consent in writing, to carry on its activities in the usual, regular and Ordinary Course of Business in substantially the same manner as heretofore conducted (except that after the date of this Agreement, only Michael E. Hoskins, Darrell G. Blandford or Gregory E. Grosh shall have the authority to enter into any written agreements on behalf of the Company), to pay its debts and Taxes when due, to pay or perform other obligations when due, and, to the extent consistent with such business, use its best efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, all with the goal of preserving unimpaired its goodwill and ongoing businesses at the Effective Time of the Merger. Company shall promptly notify Parent of any event, occurrence or emergency not in the Ordinary Course of Business of Company, and any material event involving Company. In addition, Company shall not, without the prior written consent of Parent:

(a)    make any expenditures or enter into any commitment or transaction of the type described in Section 4.18 hereof;

(b)    (i) sell, license or transfer to any person or entity any rights to any Company Intellectual Property or enter into any agreement with respect to any Company Intellectual Property with any person or entity or with respect to any intellectual property of any person or entity (unless such agreement is pursuant to the Company’s standard licensing agreement without modification or if such agreement is for an amount of less than $50,000), (ii) buy or license any intellectual property or enter into any agreement with respect to the intellectual property of any person or entity, (iii) enter into any agreement with respect to the development of any intellectual property with a third party, (iv) or change pricing or royalties charged by Company to its customers or licensees, or the pricing or royalties set or charged by persons who have licensed intellectual property to Company; provided, however, that Parent shall notify Company whether or not Parent consents to such items within 72 hours of Company’s written request for consent or, if in the last calendar week of a fiscal quarter, Parent shall notify Company within 24 hours of receipt of Company’s written request;

(c)    enter into or amend any contract pursuant to which any other party is granted marketing, distribution, development or similar rights of any type or scope with respect to any products or technology of Company;

(d)    amend or otherwise modify (or agree to do so), or violate the terms of, any of the contracts and agreements set forth or described in the Company Schedule;

(e)    commence or settle any litigation;

(f)    declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Common Stock, or split, combine or reclassify any Company Common Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Common Stock, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Company Common Stock (or options, warrants or other rights exercisable therefor) except in accordance with the agreements evidencing Company Options;

(g)    issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any shares of capital stock of Company or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating Company to issue or purchase any such shares or other convertible securities (excluding changes in stock option vesting schedules and discretionary acceleration of unvested options);

(h)    cause or permit any amendments to its Articles of Incorporation, Bylaws or other organizational documents of the Company;

(i)    acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the Company’s business;

(j)    sell, lease, license or otherwise dispose of any properties or assets, except properties or assets in the Ordinary Course of Business (except for the sale to an unrelated (by a personal or business relationship) third party of that real estate locally known as “2201 Northland,” Austin, Texas for an amount not less than $300,000;

(k)    incur any indebtedness for borrowed money or guarantee any indebtedness or issue or sell any debt securities or guarantee any debt securities of others;

(l)    grant any loans to others or purchase debt securities of others or amend the terms of any outstanding loan agreement;

(m)    grant any bonus, severance or termination pay to any director, officer, employee, consultant or contract worker, except as described in Section 4.10(q) of the Company Schedule;

(n)    adopt or amend any employee benefit plan, or enter into any employment contract, pay or agree to pay any special bonus or special remuneration to any director, employee, consultant or contract worker, or increase the salaries or wage rates of its employees, consultants or contract workers;

(o)    revalue any of their assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable;

(p)    pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the Ordinary Course of Business of liabilities reflected or reserved against in the Most Recent Financial Statements;

(q)    make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(r)    enter into any strategic alliance or joint marketing arrangement or agreement;

(s)    enter into any obligations or contracts regarding real property;

(t)    hire or terminate any employees, contract workers or consultants, or encourage any employees, contract workers or consultants to resign from Company;

(u)    take, or agree in writing or otherwise to take, any of the actions described in this Section 6.3, or any other action that would (i) prevent Company from performing or cause Company not to perform its covenants hereunder, (ii) cause or result in the breach of any of the Company’s representations and warranties contained herein or (iii) could reasonably be expected to have a Material Adverse Effect; or

(v)    enter into, amend, extend or renew any services agreement exceeding $25,000 of services or 125 hours of service; provided, however, that Parent shall notify Company whether or not Parent consents to such items within 72 hours of Company’s written request for consent or, if in the last calendar week of a fiscal quarter, Parent shall notify Company within 24 hours of receipt of Company’s written request.

Notwithstanding the above, Company agrees that after the date of this Agreement, it shall not, subject to Section 8.1(u) hereof, enter into, amend, extend or renew any agreement, contract or commitment containing any provision limiting the right of Company or any of its subsidiaries to engage in any line of business or to compete with any person, containing any exclusivity provisions, providing any other party rights regarding the ability to enter into a Third Party Transaction or to receive notice regarding a Third Party Transaction or relating to the localization of product versions.

6.4    Confidentiality; Access to Information.

(a)    The parties acknowledge that Company and Parent have previously executed a Nondisclosure Agreement, dated as of October 28, 2002, as amended (the “Nondisclosure Agreement”), which Nondisclosure Agreement will continue in full force and effect in accordance with its terms.

(b)    Company will afford Parent and its accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Company during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of Company, as Parent may reasonably request; provided that

Company shall be entitled to withhold information that it concludes on the advice of its counsel to be subject to the attorney-client privilege and related to this Transaction or that is confidential information relating to a third party and subject to a nondisclosure agreement between such third party and Company entered into prior to the date hereof. Neither such access nor furnishing of information to Parent and its representatives, nor any investigation by Parent and its representatives, whether before or after the date hereof, shall in any way diminish or otherwise affect Parent’s right to rely on any representation or warranty made by Company hereunder.

(c)    Company acknowledges that the Parent Common Stock is publicly traded and that any information obtained during the course of this transaction could be considered to be material non-public information within the meaning of federal and state securities laws. Accordingly, Company acknowledges and agrees not to engage in any transactions in the Parent Common Stock in violation of applicable insider trading laws. Company acknowledges that it will be responsible for any violations of applicable insider trading laws committed by its employees or agents who have received or been granted access to non-public information from the Company (“Disclosed Company Employees”) or any of its other employees; provided, however, that such other employees shall have received or been granted access to such non-public information from the Company or a Disclosed Company Employee.

6.5    Notice of Developments.    Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Section 4 or Section 5 above or a Material Adverse Effect. No disclosure by any Party pursuant to this Section 6.5, however, shall be deemed to amend or supplement the Company Schedule or the Parent Schedule or to prevent or cure any misrepresentation, breach of warranty, breach of covenant or diminish or otherwise affect the right of Parent to rely on the representations made by the Company.

6.6    Exclusivity.    Until the earlier of (i) the termination of this Agreement in accordance with Section 10 hereof or (ii) the Effective Time of the Merger, Company will not directly or indirectly, through any officer, director, employee, stockholder, Affiliate, representative or agent of Company or otherwise, take any action to solicit, initiate, seek, support, entertain, encourage, support, assist or participate in any negotiations regarding or cooperate with any inquiry, proposal or offer from, or furnish any information to, any third party regarding any merger or consolidation with or involving Company or any acquisition of any stock or any assets (other than sales of inventory or other assets in the Ordinary Course of Business) of Company (a “Third Party Transaction”) except that Company has fulfilled its obligation to provide notice to Compuware Corporation. Company agrees that any such negotiations (other than negotiations with Parent) in progress as of this Agreement will be suspended and that, in no event, will Company consider, accept or enter into an agreement concerning any such Third Party Transaction. Company will notify Parent immediately upon the suspension of any currently in progress negotiations or after receipt by it (or any of its officers, directors, employees, stockholders, Affiliates, representatives or agents) of any proposal for, or inquiry respecting, any Third Party Transaction or any request for information in connection with such a proposal or inquiry, or for access to the properties, books or records of Company by any person or entity that informs Company that it is considering making, or has made, such a proposal or inquiry. Such notice to Company will indicate in reasonable detail the identity of the person or entity making the proposal or inquiry and the terms and conditions of such proposal or inquiry; provided, however, that to the extent Company had executed a non-disclosure agreement with such person or entity prior to June 18, 2003 for the sole purpose of evaluating the potential acquisition of Company, the identity of such person or entity may be withheld from the notice.

6.7    Proxy Statement/Prospectus; Registration Statement; Board Recommendations.    As promptly as practicable after the execution of this Agreement, Parent and Company shall prepare a Registration Statement on Form S-4 (containing a prospectus and proxy materials relating to the approval of the Merger and the transactions contemplated hereby by the stockholders of Parent and Company and the registration of the Stock Merger Consideration under the Securities Act) and, as promptly as practicable, Parent shall file with the SEC a Registration Statement on Form S-4 (or such other or successor form as shall be appropriate), which complies in form with applicable SEC requirements and shall use commercially reasonable efforts to cause the Registration Statement to become and remain effective as soon thereafter as practicable. The Proxy Statement shall include the recommendation of the Boards of Directors of Parent and Company in favor of the Merger.

6.8    Stockholders’ Meetings.

(a)    Company shall call and hold the Company Stockholders’ Meeting or solicit the written consent of its stockholders as promptly as practicable after the mailing of the Proxy Statement for the purpose of voting upon the approval of this Agreement and the Merger, and Company shall use all reasonable efforts to hold the Company Stockholders’ Meeting or obtain such written consent as soon as practicable after the date hereof. Company shall use all reasonable efforts to solicit from its stockholders proxies (or written consents) in favor of the approval of this Agreement and the Merger and shall take all other commercially reasonable action necessary or advisable to secure the vote or consent of stockholders required by TBCA to obtain such approval. The Company shall take all other action reasonably necessary or advisable to promptly and expeditiously secure any vote or consent of stockholders required by applicable Law and its Articles of Incorporation and Bylaws to effect the Merger.

(b)    (i) The Board of Directors of Company shall unanimously recommend that Company’s stockholders vote in favor of and adopt and approve this Agreement and the Merger; (ii) the Proxy Statement shall include a statement to the effect that the Board of Directors of Company has unanimously recommended that Company’s stockholders vote in favor of and adopt and approve this Agreement and the Merger; and (iii) neither the Board of Directors of Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the recommendation of the Board of Directors of Company that Company’s stockholders vote in favor of and adopt and approve this Agreement and the Merger.

(c)    Parent shall call and hold the Parent Stockholders’ Meeting of its stockholders as promptly as practicable after the mailing of the Proxy Statement for the purpose of voting upon the approval of this Agreement and the Merger. Parent shall use all reasonable efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the Merger and shall take all other commercially reasonable action necessary or advisable to secure the vote of stockholders required by DGCL to obtain such approval. Parent shall take all other action reasonably necessary or advisable to promptly and expeditiously secure any vote of stockholders required by applicable Law and its Certificate of Incorporation and Bylaws to effect the Merger.

(d)    (i) The Board of Directors of Parent shall recommend that Parent’s stockholders vote in favor of and adopt and approve this Agreement and the Merger; (ii) the Proxy Statement shall include a statement to the effect that the Board of Directors of Parent has recommended that Parent’s stockholders vote in favor of and adopt and approve this Agreement and the Merger; and (iii) neither the Board of Directors of Parent nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to Company, the recommendation of the Board of Directors of Parent that Parent’s stockholders vote in favor of and adopt and approve this Agreement and the Merger.

6.9    Company Benefit Plans.    At Parent’s election, Company shall terminate, effective as of the day immediately preceding the Effective Time, any and all benefit plans sponsored or maintained by Company, including but not limited to Company’s 401(k) plan. In such event, Parent shall receive from Company evidence that Company’s plan(s) and / or program(s) have been terminated pursuant to resolutions of Company’s Board of Directors (the form and substance of such resolutions shall be subject to review and approval of Parent), effective as of the day immediately preceding the Effective Time.

6.10    Section 280G.    The Company shall (i) promptly submit for approval by its stockholders by the requisite vote any payments or benefits that may be deemed to constitute “parachute payments” pursuant to Section 280G of the Code, such that all such payments and benefits shall not be deemed to be “parachute payments” pursuant to Section 280G of the Code or shall be exempt from such treatment under such Section 280G, or (ii) deliver to Parent evidence satisfactory to Parent that a stockholder vote was held in conformance with Section 280G and the regulations thereunder, or that such requisite stockholder approval has not been obtained with respect to any payment or benefit that may be deemed to constitute a “parachute payment” within the meaning of Section 280G of the Code and, as a consequence, that such “parachute payment” shall not be made or provided.

6.11    Regulatory Approvals.    Each Party will promptly execute and file, or join in the execution and filing, of any application, notification or any other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Authority, which may be reasonably required, or which Parent may reasonably request, in connection with the consummation of the Merger or any other transactions contemplated by this Agreement or any Company Ancillary Agreement. Company will use commercially reasonable efforts to obtain, and to cooperate with Parent to promptly obtain, all such authorizations, approvals and consents.

6.12    Tax Free Reorganization.    Each Party will cooperate and take commercially reasonable actions as may be necessary to qualify the Merger as a “reorganization” within the meaning of the Code.

6.13    Affiliates Agreements.    Upon the execution of this Agreement, Company shall deliver or cause to be delivered to Parent from each of the Company Stockholders identified on Schedule 3.12, an executed Affiliates Agreement, in the form attached hereto as Exhibit A. Parent shall be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by Affiliates of Company pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Parent Common Stock, consistent with the terms of the Affiliates Agreement.

6.14    Lock-up Agreements.    Prior to the Effective Time, each Company Stockholder identified on Schedule 3.14 shall execute and deliver a Lock-Up Agreement to Parent in the form attached hereto as Exhibit C.

6.15    Listing of Additional Shares.    Prior to issuance, Parent shall file with NASDAQ a Notification Form for Listing of Additional Shares covering the shares of Parent Common Stock issuable upon conversion of the Company Common Stock in the Merger.

6.16    Company Financial Statements.    Company has delivered to Parent audited financial statements with unqualified opinions prepared in accordance with GAAP applied on a basis consistent with Company’s previously annual audited consolidated financial statements for the Company’s fiscal year ended June 30, 2003. In addition, Company shall deliver to Parent three business days prior to Closing, Company’s Closing Balance Sheet.

6.17    FIRPTA Compliance.    Company shall provide a properly executed statement in a form reasonably acceptable to Parent for purposes of satisfying Parent’s obligation under Treas. Reg. Section 1.1445-2(c)(3).

6.18    HSR Act.    To the extent applicable, as soon as may be reasonably practicable, Company (and any applicable Company Stockholder) and Parent shall use best efforts to cause to be filed any pre-merger notification forms required by the merger notification or control laws and regulations of any applicable jurisdiction, as agreed to by the parties. Company (and any applicable Company Stockholder) and Parent each shall promptly (a) supply the others with any information which reasonably may be required in order to effectuate such filings and (b) supply any additional information which reasonably may be required by the competition or merger control authorities of any other jurisdiction and which the parties may reasonably deem appropriate; provided, however, that Parent shall not be required to agree to any divestiture by Parent or Company or any of Parent’s affiliates of capital stock or of any business, assets or property of Parent or its affiliates or of Company or its affiliates, or the imposition of any material limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, property and stock. Parent shall pay all costs and expenses (including filing fees and reasonable attorneys fees) for any filings required under the HSR Act.

6.19    Options and Severance Payments.    Company shall have provided all holders of Company Options the required notice of termination and all Company Options shall have been properly cancelled. In addition, Company shall have made all required or owed severance payments, consistent with past practices as set forth on Schedule 6.19, and delivered to Parent executed releases and waivers for all employees of Company who have received such severance payments who have not received offer letters from Parent or Merger Sub.

6.20    Certain Actions to be Taken.    Company shall take the actions as set forth on Schedule 6.20.

SECTION 7

7.    Post-Closing Covenants.    With respect to the period following the Effective Time of the Merger:

7.1    Option Grants.    Parent agrees to grant that number of options to purchase Parent Common Stock to certain employees of the Company who continue as employees of Merger Sub or Parent such that the total aggregate number of options granted pursuant to this Section 7.1 shall be 125,000 shares of Parent Common Stock. Parent, subject to the Company’s Board of Directors’ mutual consent, shall allocate these options among those employees of Company who will continue as employees with Parent or Merger Sub. Such options will be granted with an exercise price equal to the fair market value of Parent Common Stock on the date of grant. Such options will vest twenty-five percent (25%) on the date that is one (1) year after the Closing Date and twenty-five percent (25%) on each anniversary thereafter, subject to the optionees continued employment with Parent (or Merger Sub).

7.2    Board of Directors.    As promptly as practicable after the Closing Date, Parent agrees to use its best efforts to cause Michael E. Hoskins to be elected to Parent’s Board of Directors, pursuant to Parent’s Certificate of Incorporation and Bylaws.

SECTION 8

8.    Conditions to Obligations to Close.

8.1    Conditions to Parent’s and Merger Sub’s Obligation to Close.    The obligations of Parent and Merger Sub to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction of the following conditions:

(a)    the representations and warranties set forth in Section 4 above shall be true and correct as of the date of this Agreement and as of the Closing with the same force and effect as if then made, except to the extent that such representations and warranties refer to a specific date, in which case such representations and warranties shall have been true and correct as of such specified date; provided, however, this Section 8.1(a) shall be deemed to be satisfied so long as any failures of such representations and warranties to be so true and correct, in the aggregate, do not constitute a Company Material Adverse Effect as of the Closing (it being understood that, for purposes of determining the accuracy of the representations and warranties of the Company, all “Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded);

(b)    Company shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

(c)    no action, suit, or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (C) affect materially and adversely the right of Parent to control Company following the Effective Time of the Merger, or (D) affect materially and adversely the right of Company to own its assets (including without limitation its intellectual property assets) and to operate its businesses (and no such injunction, judgment, order, decree, ruling or charge shall be in effect) and no law, statute, ordinance, rule, regulation or order shall have been enacted, enforced or entered which has caused any of the effects under clause (A), (B), (C), or (D) of this Section 8.1(c) to occur;

(d)    the President and the Secretary of Company shall have delivered to Parent a certificate to the effect that each of the conditions specified above in 8.1(a) to 8.1(c) (inclusive), (e), (g), (i), (j), (k), (l), (o), (p), (r), (s), (t) and (w) is satisfied in all respects;

(e)    Company shall have procured all of the consents that will be required to be set forth on Section 4.5(b) of the Company Disclosure Schedule as a result of the representations and warranties set forth in Section 4.5(b) being made either on the date hereof or the date of Closing;

(f)    Company shall provide Parent with certificates of good standing from the secretary of state or other appropriate agency for the State of Texas;

(g)    the Parties shall have received all authorizations, consents and approvals of governments and governmental agencies referred to in Section 4.5(b) hereof or disclosed in the Company Schedule;

(h)    Parent shall have received from its tax counsel, Wilson Sonsini Goodrich & Rosati, P.C., an opinion, in the form and substance reasonably acceptable to it, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Tax counsel will be entitled to rely on customary representations and warranties from Parent and Company in rendering its opinion;

(i)    this Agreement and the Merger shall have been approved by the vote of the holders of at least eighty-five percent (85%) of the outstanding Company Common Stock and the holders of no more than five percent (5%) of the outstanding Company Common Stock shall have exercised or be eligible to exercise any appraisal rights with respect to the Merger;

(j)    Parent shall have received an executed Affiliates Agreement in substantially the form attached hereto as Exhibit A from the Company Stockholders listed on Schedule 3.12;

(k)    Parent shall have received an executed Voting Agreement in substantially the form attached hereto as Exhibit B from the Company Stockholders listed on Schedule 3.13;

(l)    Parent shall have received an executed Lock-Up Agreement in substantially the form attached hereto as Exhibit C from the Company Stockholders listed on Schedule 3.14;

(m)    Parent shall have received at least three business days prior to Closing, the Closing Balance Sheet from Company;

(n)    Parent shall have received an opinion of Gray Cary Ware & Freidenrich, LLP, counsel to Company, in the form of Exhibit E attached hereto;

(o)    a Company Material Adverse Effect shall not have occurred;

(p)    with respect to any payments or benefits that may be deemed to constitute “parachute payments” pursuant to Section 280G of the Code, the Company Stockholders shall have (i) approved pursuant to the method provided for in the regulations promulgated under Section 280G of the Code any such “parachute payments” or (ii) shall have voted upon and disapproved such parachute payments, and, as a consequence, such “parachute payments” shall not be made or provided for in any manner;

(q)    at least seventy-five percent (75%) of the employees of Company identified on Schedule 8.1(q) shall be employees of Company as of the Closing Date and shall have accepted employment with either Merger Sub or Parent contingent upon the Closing;

(r)    Company shall have provided all holders of Company Options the required notice of termination and all Company Options shall have been properly cancelled;

(s)    Company shall have made all required or owed severance payments, consistent with past practices and as set forth on Schedule 6.19, and delivered to Parent executed releases and waivers for all employees of Company who have received such severance payments and not received offer letters from Parent or Merger Sub;

(t)    Company shall have properly taken the actions set forth on Schedule 6.20 and shall have properly caused, at the earliest possible date, the termination (such termination to include a release and waiver) of those provisions contained in any agreement, contract or commitment providing any other party rights regarding the ability to enter into a Third Party Transaction or to receive notice regarding a Third Party Transaction, or providing for third party use of any domain names registered by the Company, its subsidiaries or its employees on behalf of the Company or its subsidiaries;

(u)    the Registration Statement shall have been declared effective and shall be effective at the Effective Time, and no stop order suspending effectiveness shall have been issued and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing and all necessary approvals under state securities laws and the Act or the Exchange Act relating to the issuance or trading of Parent Common Stock shall have been received;

(v)    the agreement between the Company and David Inbar shall have been terminated and David Inbar shall have provided a release and waiver in conjunction with such termination as well as an assignment of intellectual property rights to Parent in a form reasonably satisfactory to Parent and containing a non-solicitation provision;

(w)    Company shall have obtained continued coverage for its errors and omissions policy issued by Indian Harbor Insurance Company for a period of one year from the Effective Time;

(x)    if applicable, all waiting periods under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby have been obtained;

(y)    Company shall have properly terminated all pension plans;

(z)    each agreement between Company and independent contractors shall have been terminated and Company shall have used its best efforts to obtain a release and waiver in conjunction with such termination in a form reasonably satisfactory to Parent;

(aa)    Company shall have delivered to Parent written extensions for its current real property leases;

(bb)    Company shall have delivered to Parent executed agreements for each current employee of Company that (i) vests title to Company of all Technology, including all accompanying Intellectual Property Rights, created by employees, consultants or contractors in the scope of their service or employment for the Company and (ii) protect Trade Secrets of the Company; and

Parent may waive any condition (in whole or in part) specified in this Section 8.1 if it executes a writing so stating at or prior to the Closing.

8.2    Conditions to Company’s Obligation.    The obligation of Company to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(a)    the representations and warranties set forth in Section 5 above shall be true and correct as of the date of this Agreement and as of the Closing with the same force and effect as if then made, except to the extent that such representations and warranties refer to a specific date, in which case such representations and warranties shall have been true and correct as of such specified date; provided, however, this Section 8.2(a) shall be deemed to be satisfied so long as any failures of such representations and warranties to be so true and correct, in the aggregate, do not constitute a Parent Material Adverse Effect as of the Closing (it being understood that, for purposes of determining the accuracy of the representations and warranties of the Parent, all “Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded).

(b)    Parent and Merger Sub shall have performed and complied with all of their respective covenants hereunder in all material respects through the Closing Date;

(c)    a duly authorized officer of Parent and Merger Sub shall have delivered to Company a certificate to the effect that each of the conditions specified above in Section 8.2(a), (b), (h) and (j) are satisfied in all respects;

(d)    The Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and Company shall have received from its tax counsel, Gray Cary Ware & Freidenrich, LLP, an opinion, in the form and substance reasonably acceptable to it, to that effect; provided, that if Gray Cary Ware & Freidenrich, LLP is unable to deliver such opinion, the delivery of a substantially similar opinion to Parent from Wilson Sonsini Goodrich & Rosati, PC shall satisfy this condition. Tax counsel will be entitled to rely on customary representations and warranties from Parent and Company in rendering its opinion;

(e)    Parent or Merger Sub shall have delivered offer letters for “at-will” employment to Michael E. Hoskins, Darrell G. Blandford, and Gregory E. Grosh.

(f)    the Registration Statement shall have been declared effective and shall be effective at the Effective Time, and no stop order suspending effectiveness shall have been issued and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing and all necessary approvals under state securities laws and the Act or the Exchange Act relating to the issuance or trading of Parent Common Stock shall have been received;

(g)    if applicable, all waiting periods under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby have been obtained; and

(h)    no third party action, suit, or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement and (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling or charge shall be in effect) and no law, statute, ordinance, rule, regulation or order shall have been enacted, enforced or entered which has caused any of the effects under clause (A) or (B) of this Section 8.1(c) to occur; provided, however, that in no event shall any of the foregoing apply if in any way related to a Third Party Transaction involving the Company and, in the event any such event shall occur, the Closing shall occur immediately upon final determination or adjudication;

(i)    Parent shall have received an opinion of Wilson Sonsini Goodrich & Rosati, P.C., counsel to Company, as to the valid issuance of the Stock Merger Consideration;

(j)    a Parent Material Adverse Effect shall not have occurred;

(k)    one hundred percent (100%) of the employees of Company identified on Schedule 8.1(q) shall have received offers of employment with either Merger Sub or Parent contingent upon the Closing with salaries comparable to what such employees are currently receiving from Company, which are not substantially different from the employee’s prior annual salary; and

(l)    Company shall have received a preliminary copy or, if available, a final copy of Parent’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003.

Company may waive any condition (in whole or in part) specified in this Section 8.2 if it executes a writing so stating at or prior to the Closing.

SECTION 9

9.    Survival of Representations, Warranties and Covenants; Escrow.

9.1    Survival of Representations and Warranties of Company.    All covenants of Company to be performed prior to the Effective Time of the Merger, and all representations and warranties of Company in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger for a period of twelve (12) months from the Effective Time of the Merger; provided however, that (i) the representations and warranties shall survive past such twelve (12) month period in the event that Parent delivers an Officer Certificate (defined below) for the satisfaction of any claims from the One Year Escrow Fund or if Parent notifies the Agent (as defined herein) that Parent reasonably believes it is likely to incur Losses (as defined herein) as a result of a breach or inaccuracy in any of the representations, warranties or covenants of Company or Principal Stockholders during the twelve (12) month period following the Effective Time, (ii) the representations and warranties of the Company set forth in Sections 4.3 (Capitalization) and 4.15 (Taxes) of this Agreement shall survive until the expiration of the applicable statutes of limitation and (iii) the representations and warranties of the Company set forth in Section 4.17 (Intellectual Property) of this Agreement shall survive for a period of three years following the Effective Time. The representations and warranties of the Principal Stockholders set forth in Section 4.17A shall survive the Merger for a period of twenty four (24) months from the Effective Time of the Merger. The Company acknowledges that Parent is entitled to rely on the representations and warranties made by the Company regardless of any independent investigation or diligence efforts by Parent.

9.2    Survival of Representation and Warranties.    All covenants of Parent and Merger Sub to be performed prior to the Effective Time of the Merger, and all representations and warranties of Parent in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger for a period of twelve (12) months from the Effective Time of the Merger, provided, however, that the representations and warranties shall survive past such twelve (12) month period in the event that Agent (as defined above) notifies the Parent that Company Stockholders reasonably believe they are likely to incur Losses (as defined herein) as a result of a breach or inaccuracy in any of the representations, warranties or covenants of Parent during the twelve (12) month period following the Effective Time. Parent acknowledges that Company and its stockholders, including, without limitation, the Principal Stockholders, are entitled to rely on the representations and warranties made by the Parent regardless of any independent investigation or diligence efforts by Company or the Principal Stockholders.

9.3    Escrow Arrangements; Indemnification by Company.

(a)    Escrow Funds.    As soon as practicable after the Effective Time, Parent will deposit the One Year Escrow Amount and the Three Year Escrow Amount, without any act of any Company Stockholder, with Computershare Trust Company, Inc., as Escrow Agent, such deposit to constitute the

One Year Escrow Fund and the Three Year Escrow Fund to be governed by the terms set forth herein. The Parties agree that the cost and expense of operating the One Year Escrow Fund and the Three Year Escrow will be paid by the Parent, including the Escrow Agent fees as provided to the Parent. Pursuant to Section 3.8 hereof, each holder of Company Common Stock shall contribute to the One Year Escrow Fund an amount equal to twelve and one-half percent (12.5%) of the Merger Consideration which such holder would otherwise be entitled to receive under Section 3.1 and the Principal Stockholders shall contribute to the Three Year Escrow Fund an amount equal to such holder’s pro rata portion of the Three Year Escrow Fund and such amounts shall be withheld by Parent from the distribution of the Merger Consideration and deposited with the Escrow Agent. Except for a claim arising under Section 3.5 hereof, Parent and its Affiliates may not receive any amounts from the One Year Escrow Fund unless and until Officer’s Certificates (as defined in Section 9.3(e) below) identifying Losses, the aggregate amount of which exceeds $175,000, have been delivered to the Escrow Agent as provided in Section 9.3(e) (there shall not be any such threshold with respect to Losses incurred, suffered or accrued as a result of a breach or inaccuracy in any of the representations or warranties of the Company set forth in Section 4.17 (Intellectual Property) of this Agreement as such Losses relate to the Three Year Escrow Fund). In such case Parent and its Affiliates may thereafter recover from the One Year Escrow Fund the total of its Losses, including the first $175,000. Except to the extent that the Losses resulted from fraud or any willful breach of any representation, warranty or covenant committed by a Company Stockholder or the Company, claims by the Third Persons (as defined below) for Losses shall be satisfied first, from the One Year Escrow Fund or the Three Year Escrow Fund and second, against the Company Stockholders directly.

(b)    Indemnification by Company, Company Stockholders and Principal Stockholders.

(i)    The Company Stockholders shall jointly and severally indemnify and hold harmless Parent and Merger Sub and each of their respective Affiliates, (collectively, the “Third Persons”) for, from and against, and the One Year Escrow Fund shall be available to compensate Parent, Merger Sub and each of their respective Affiliates for, any and all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, taxes, liens, losses, diminutions in value of assets, expenses, and fees, including court costs and attorneys’ fees and expenses in connection with any action, suit or proceeding (collectively “Losses”) that Parent, Merger Sub or any of their respective Affiliates has incurred, suffered or accrued by reason of (A) any inaccuracy or breach by Company of any representations or warranties contained herein (including the Company Schedule), (B) any breach or failure to perform by Company of any covenant or agreement of Company contained herein (including the Company Schedule) or (C) a Balance Sheet Adjustment (but only to the extent the Losses exceed any insurance coverage of Company or Parent, subject to any adjustments for increases in premiums related to the Losses). In addition, the Principal Stockholders shall jointly and severally indemnify and hold harmless the Third Persons, for, from and against, and the Three Year Escrow Fund shall be available to compensate Parent, Merger Sub and each of their respective Affiliates for any Losses that Parent, Merger Sub or any of their respective Affiliates has incurred, suffered or accrued by reason of any inaccuracy or breach by Company of any representations or warranties contained in Section 4.17 hereof (including the Company Schedule).

(ii)    In addition, the Principal Stockholders shall also jointly and severally indemnify and hold harmless Parent and Merger Sub and each of their respective Affiliates for, from and against, any Losses that Parent, Merger Sub or any of their respective Affiliates has incurred, suffered or accrued by reason of any inaccuracy or breach by the Principal Stockholders of the representations and warranties made by such Principal Stockholders in Section 4.17A of this Agreement.

(iii)    Notwithstanding anything to the contrary set forth in this Agreement, the liability of each of the Company Stockholders in respect of Losses arising out of any breach of any representation, warranty or covenant on the part of the Company or the Principal Stockholders shall be limited to a dollar amount equal to the aggregate proceeds received by such stockholder (including such stockholder’s pro rata portion of the One Year Escrow Amount and the Three Year Escrow Amount). In addition, nothing herein shall limit the liability of the Company or the Principal Stockholders for any breach of any representation, warranty or covenant contained in this Agreement or in any certificate or other instrument delivered pursuant to this Agreement if the Merger does not close.

(c)    Escrow Period; Distribution upon Termination of Escrow Periods.    Subject to the following requirements, the One Year Escrow Fund shall remain in existence during the period following the Closing for twelve (12) months (the “One Year Escrow Period”) and the Three Year Escrow Fund shall remain in existence during the period following the Closing for thirty-six (36) months (the “Three Year Escrow Period”). Upon expiration of the One Year Escrow Period, a portion of the remaining One Year Escrow Fund shall be released from One Year Escrow to the appropriate persons, who, immediately prior to the Merger, were stockholders of the Company, in an amount equal to the remaining One Year Escrow Fund less an amount equal to such portion of the One Year Escrow Fund is necessary to satisfy any unsatisfied claims specified in any Officer’s Certificate theretofore delivered to the Escrow Agent prior to the end of the One Year Escrow Period, which amount shall remain in the One Year Escrow Fund (and the One Year Escrow Fund shall remain in existence) until such claims have been resolved. Upon expiration of the Three Year Escrow Period, a portion of the remaining Three Year Escrow Fund shall be released from Escrow to the appropriate persons, who, immediately prior to the Merger, were stockholders of the Company, in an amount equal to the remaining Three Year Escrow Fund less an amount equal to such portion of the Three Year Escrow Fund is necessary to satisfy any unsatisfied claims specified in any Officer’s Certificate theretofore delivered to the Escrow Agent prior to the end of the Three Year Escrow Period, which amount shall remain in the Three Year Escrow Fund (and the Three Year Escrow Fund shall remain in existence) until such claims have been resolved. As soon as all such claims have been resolved (such resolution to be evidenced by the written agreement of Parent and Agent (as defined below) or the written decision of the arbitrators as described in Section 9.3(g)), the Escrow Agent shall deliver to the appropriate persons who, prior to the Merger, were stockholders of Company the remaining portion of the One Year Escrow Fund or the Three Year Escrow Fund not required to satisfy such claims. Deliveries of One Year Escrow Amount and the Three Year Escrow Amount to the stockholders of Company pursuant to this Section 9.3(c) and Section 9.3(e)(i) shall be made in proportion to their respective original contributions to the One Year Escrow Fund or the Three Year Escrow Fund, as calculated by the Agent (as defined below).

(d)    Protection of One Year Escrow Fund and the Three Year Escrow Fund.    The Escrow Agent shall hold and safeguard the One Year Escrow Fund and the Three Year Escrow Fund during the One Year Escrow Period and the Three Year Escrow Period, shall treat such fund as a trust fund in accordance with the terms of this Agreement and shall hold and dispose of the One Year Escrow Fund and the Three Year Escrow Fund only in accordance with the terms hereof. The Escrow Agent shall deposit the Cash Consideration of the One Year Escrow Fund in an interest bearing account. For tax purposes, any interest earned on the cash in the One Year Escrow Fund shall be treated as income of the Company Stockholders.

(e)    Distributions; Claims Upon One Year Escrow Fund and the Three Year Escrow Fund.

(i)    Upon receipt by the Escrow Agent at any time on or before the last day of the One Year Escrow Period or the Three Year Escrow Period of a certificate signed by any officer of Parent (an “Officer’s Certificate”): (A) stating that Parent has incurred or suffered and paid or properly accrued Losses, or anticipates in good faith that it may have to pay, incur, suffer or accrue Losses based on, in the case of a third party claim, an independent written assertion of a claim from such third party (B) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was incurred or suffered and paid or properly accrued, or the basis for such anticipated liability, and the nature of the misrepresentation, breach of warranty or claim, or in the case of anticipated losses, reserved within, to which such item is related, and (C) indicating, in Parent’s sole discretion, the total amount and breakdown of cash and shares of Parent Common Stock (including the calculation of the number of shares, if any) to be disbursed to Parent out of the One Year Escrow Fund or the Three Year Escrow Fund to satisfy the Losses in the proportion that cash and shares of Parent Common Stock were contributed to the One Year Escrow Fund or the Three Year Escrow Fund, the Escrow Agent shall, subject to the provisions of Section 9.3(f) hereof, deliver to Parent out of the One Year Escrow Fund or the Three Year Escrow Fund as directed by Parent, as promptly as practicable, such amounts held in the One Year Escrow Fund or the Three Year Escrow Fund equal to such Losses. For the purpose of determining the number of shares of Parent Common Stock, if any, to be delivered to Parent out of the One Year Escrow Fund or the Three Year Escrow Fund pursuant to this Section, each share of Parent Common Stock shall have a value equal to the greater of $5.30 or the last sale price of one share of Parent Common Stock as reported on the Nasdaq National Market on the date the Officer’s Certificate is delivered.

(ii)    In the event Parent, Merger Sub or one of their respective Affiliates incurs, suffers, pays, accrues or anticipates in good faith that it may have to pay, incur, suffer or accrue Losses and any of Michael E. Hoskins, Darrell G. Blandford or Gregory E. Grosh are at such time employees of Parent or Merger Sub (to the extent such individuals are employees of Parent or Merger Sub they shall be defined herein as “Participating Stockholders”), then Parent shall promptly notify one of the Participating Stockholders of such Losses or anticipated Losses. In the event that none of Michael E. Hoskins, Darrell G. Blandford or Gregory E. Grosh are employees of Parent or Merger Sub at the time such notification would occur, Parent will notify Agent of such Losses or anticipated Losses. Parent and such Participating Stockholder shall work together to address or resolve such Losses and such Participating Stockholder shall, in his role as an employee of Parent or Merger Sub, be given the opportunity to participate in the resolution of such Losses; provided, however, that the Chief Financial Officer of Parent shall have ultimate control and decision making authority over the entire process of resolving any such Losses but in any case will use all commercially reasonable efforts to obtain the best resolution while minimizing such Losses. In addition, to the extent Parent, Merger Sub or one of their respective Affiliates pays, incurs, suffers, accrues or anticipates in good faith that it may have to pay, incur, suffer, or accrue Losses and any of the Participating Stockholders becomes aware of such potential Loss, such Participating Stockholder shall be obligated to promptly notify the Chief Financial Officer of Parent of such potential Loss.

(f)    Objections to Claims.    At the time of delivery of any Officer’s Certificate to the Escrow Agent, a duplicate copy of such certificate shall be delivered to the Agent and for a period of ten (10) business days after such delivery the Escrow Agent shall make no delivery to Parent of any One Year Escrow Amount or Three Year Escrow Amount or specified in such Officer’s Certificate unless the Escrow Agent shall have received written authorization from the Agent to make such delivery. After the expiration of such ten (10) day period, the Escrow Agent shall make delivery of an amount from the One Year Escrow Fund or the Three Year Escrow Fund in accordance with such Officer’s Certificate and Section 9.3(e) hereof, provided that no such payment or delivery may be made if the Agent shall object in a written statement to the claim made in the Officer’s Certificate, and such statement shall have been delivered to the Escrow Agent prior to the expiration of such ten (10) business day period.

(g)    Resolution of Conflicts; Arbitration.

(i)    In case the Agent shall so object in writing to any claim or claims made in any Officer’s Certificate, the Agent and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Agent and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and distribute amounts from the One Year Escrow Fund and the Three Year Escrow Fund in accordance with the terms thereof.

(ii)    If no such agreement can be reached after good faith negotiation, either Parent or the Agent may demand arbitration of the matter unless the amount of the damage or loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration; and in either such event the matter shall be settled by arbitration conducted by three (3) arbitrators. Parent and the Agent shall each select one (1) arbitrator, and the two (2) arbitrators so selected shall select a third arbitrator. Each arbitrator shall have at least ten years experience in the software industry and must have a college degree in computer engineering or substantially equivalent academic training. The arbitrators shall, within ten (10) business days after the last day of any hearings on any motion, issue a definitive ruling on such motion. The arbitrators shall also, within twenty (20) business days from the last day of any hearings regarding the imposition of sanctions or the issuance of any awards, issue a definitive ruling on the imposition of any such sanctions or the issuance of any such award in such arbitration. The arbitrators shall also establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrators, to discover relevant information from the opposing parties about the subject matter of the dispute. The arbitrators shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys fees and costs, to the same extent as a court of competent law or equity, should the arbitrators determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification. The decision of a majority of the three (3) arbitrators as to the validity and amount of any claim in such Officer’s Certificate shall be binding and conclusive upon the parties to this Agreement, and notwithstanding anything in Section 9.3(f) hereof, the Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments out of the One Year Escrow Fund or the Three Year Escrow Fund in accordance therewith. Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrators. In the event that the Escrow Agent has not received evidence of resolution under either Section 9.3(g)(i) or this Section 9.3(g)(ii), Escrow Agent shall continue to hold the One Year Escrow Funds and the Three Year Escrow Fund in accordance herewith.

(iii)    Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction. Any such arbitration shall be held in Austin, Texas under the rules then in effect of the American Arbitration Association. The non-prevailing party of arbitration pursuant to this Section 9.3(g) shall pay the fees and expenses of each party to such arbitration, as well as the fees of each arbitrator and the administrative fee of the American Arbitration Association.

(h)    Agent of the Stockholders; Power of Attorney.

(i)    In the event that the Merger is approved by the stockholders of Company, effective upon such vote, and without further act of any stockholder, Darrell Blandford is appointed as agent and attorney-in-fact (together, the “Agent”) for and on behalf of stockholders of Company, to give and receive notices and communications, to authorize delivery to Parent of cash and/or shares from the One Year Escrow Fund and the Three Year Escrow Fund in satisfaction of claims by Parent, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of Agent for the accomplishment of the foregoing. Such agency may be changed by the stockholders of Company from time to time upon not less than thirty (30) days’ prior written notice to Parent and Escrow Agent; provided that the Agent may not be removed unless holders of a two-thirds interest of the One Year Escrow Amount in the One Year Escrow Fund and a two-thirds interest of the Three Year Escrow Amount in the Three Year Escrow Fund agree to such removal and to the identity of the substituted agent. No bond shall be required of the Agent, and the Agent shall not receive compensation for his or her services. Notices or communications to or from the Agent shall constitute notice to or from each of the stockholders of Company.

(ii)    The Agent shall not be liable for any act done or omitted hereunder as Agent while acting in good faith and in the exercise of reasonable judgment. The stockholders of Company on whose behalf the One Year Escrow Amount or Three Year Escrow Amount was contributed to the One Year Escrow Fund and the Three Year Escrow Fund shall severally indemnify the Agent and hold the Agent harmless against any loss, liability or expense incurred without negligence or bad faith on the part of the Agent and arising out of or in connection with the acceptance or administration of the Agent’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Agent.

(i)    Actions of the Agent.    A decision, act, consent or instruction of the Agent shall constitute a decision of all the stockholders for whom a portion of the One Year Escrow Amount otherwise issuable to them is deposited in the One Year Escrow Fund or of the Three Year Escrow Amount otherwise issuable to them is deposited in the Three Year Escrow Fund and shall be final, binding and conclusive upon each of such stockholders, and the Escrow Agent and Parent may rely upon any such decision, act, consent or instruction of the Agent as being the decision, act, consent or instruction of each every such stockholder of Company. The Escrow Agent and Parent are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Agent.

(j)    Third-Party Claims.    In the event Parent becomes aware of a third-party claim which Parent believes may result in a demand against the One Year Escrow Fund or the Three Year Escrow Fund, Parent shall notify the Agent of such claim, and the Agent and the stockholders of Company who have monies in the One Year Escrow Fund or the Three Year Escrow Fund shall be entitled, at their expense, to participate in any defense of such claim. Parent shall have the right in its sole discretion to settle any such claim; provided, however, that except with the consent of the Agent, no settlement of any such claim with third-party claimants shall alone be determinative of the amount of any claim against the One Year Escrow Fund or the Three Year Escrow Fund. In the event that the Agent has consented to any such settlement, the Agent shall have no power or authority to object under any provision of this Section 9 to the amount of any claim by Parent against the One Year Escrow Fund or the Three Year Escrow Fund with respect to such settlement to the extent that such amount is consistent with the terms of such settlement. In the event of a third-party claim, the Parent shall have no obligation to notify the Participating Stockholders as set forth in Section 9.3(e)(ii) above.

(k)    Escrow Agent’s Duties.

(i)    The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth in this Section 9.3 and as set forth in any additional written escrow instructions which the Escrow Agent may receive after the date of this Agreement which are signed by an officer of Parent and the Agent, and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall not be liable for any act done or omitted hereunder as Escrow Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith.

(ii)    The Escrow Agent is hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person, excepting only orders or process of courts of law, and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court, the Escrow Agent shall not be liable to any of the parties hereto or to any other person by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

(iii)    The Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the parties executing or delivering or purporting to execute or deliver this Agreement or any documents or papers deposited or called for hereunder.

(iv)    The Escrow Agent shall not be liable for the expiration of any rights under any statute of limitations with respect to this Agreement or any documents deposited with the Escrow Agent.

(v)    The Escrow Agent may resign as Escrow Agent at any time with or without cause by giving at least thirty (30) days’ prior written notice to each of Parent and the Agent, such resignation to be effective thirty (30) days following the date such notice is given. In addition, Parent and Agent may jointly remove the Escrow Agent as escrow agent at any time with or without cause, by an instrument (which may be executed in counterparts) given to the Escrow Agent, which instrument shall designate the effective date of such removal. In the event of any such resignation or removal, a successor escrow agent which shall be a bank or trust company organized under the laws of the United States of America or any state thereof having a combined capital and surplus of not less than $100,000,000, shall be appointed by Parent with the approval of Agent, which approval shall not be unreasonably withheld. Any such successor escrow agent shall deliver to Parent and the Agent a written instrument accepting such appointment, and thereupon it shall succeed to all the rights and duties of the Escrow Agent hereunder and shall be entitled to receive the One Year Escrow Fund and the Three Year Escrow Fund. Thereafter, the predecessor Escrow Agent shall be discharged for any further duties and liabilities under this Agreement.

(vi)    The Escrow Agent will not be responsible for the validity or sufficiency of this Agreement. In all questions arising under this Agreement, the Escrow Agent may rely on the advice or opinion of counsel, and for anything done, omitted or suffered in good faith by the Escrow Agent based on such advice, the Escrow Agent will not be liable to anyone. The Escrow Agent will not be required to take any action hereunder involving any expense unless the payment of such expense is made or provided for in a manner satisfactory to it.

(vii)    In the event conflicting demands are made or conflicting notices are served upon the Escrow Agent with respect to the One Year Escrow Fund or the Three Year Escrow Fund, the Escrow Agent will have the absolute right, at the Escrow Agent’s election, to do either or both of the following: (i) resign so a successor escrow agent can be appointed pursuant to Section 9.3(k); or (ii) give written notice to the other parties that it has received conflicting instructions from Parent and the Agent and is refraining from taking action until it receives instructions consented to in writing by both Parent and Agent.

(viii)    Each party to this Agreement other than the Escrow Agent (each an “Indemnifying Party” and together the “Indemnifying Parties”), hereby jointly and severally covenants and agrees to reimburse, indemnify and hold harmless Escrow Agent, the Escrow Agent’s officers, directors, employees, counsel and agents (severally and collectively included for these purposes in the definition of Escrow Agent), from and against any loss, damage, liability or loss suffered, incurred by, or asserted against Escrow Agent (including amounts paid in settlement of any action, suit, proceeding, or claim brought or threatened to be brought and including reasonable expenses of legal counsel) arising out of, in connection with or based upon, any act or omission by Escrow Agent (not involving gross negligence, willful misconduct or fraud on Escrow Agent’s part) relating in any way to this Agreement or the Escrow Agent’s services hereunder. Anything in this Agreement to the contrary notwithstanding, in no event will the Escrow Agent be liable for special, indirect or consequential loss or Losses of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or Losses and regardless of the form of action. The aggregate liability of Parent and the Company Stockholders to the Escrow Agent under this indemnity will be limited to the value of the Escrow Amount then in the One Year Escrow Fund or the Three Year Escrow Fund. Any and all amounts to be paid by the Company Stockholders shall be payable only out of the One Year Escrow Fund or the Three Year Escrow Fund.

(ix)    The Escrow Agent shall hold and safeguard the One Year Escrow Fund during the One Year Escrow Period and the Three Year Escrow Fund during the Three Year Escrow Period, shall treat such fund as a trust fund in accordance with the terms of this Agreement and shall hold and dispose of the One Year Escrow Fund and the Three Year Escrow Fund only in accordance with the terms hereof. All income earned on the cash in the One Year Escrow Fund, if any, shall become part of, and be held as an additional portion of the One Year Escrow Fund. During the term of this Agreement, Parent and Agent shall, from time to time, jointly direct the Escrow Agent in writing as to the investment of the One Year Escrow Fund. In the absence of specific written instructions of Parent and Agent as set forth above, the Escrow Agent shall invest and reinvest the One Year Escrow Fund in money market mutual funds with the Escrow Agent. Investments pursuant to such investment instructions described above shall in all instances be subject to availability (including any time-of-day requirements). In no instance shall the Escrow Agent have any obligation to provide investment advice of any kind. The Escrow Agent shall be authorized at all times and from time to time to liquidate any investment of the One Year Escrow Fund as may be necessary to provide available cash to make any release, disbursement or payment called for under the terms of this Agreement. The Escrow Agent shall have no responsibility or liability for any losses resulting from liquidation of the One Year Escrow Fund (such as liquidation prior to maturity).

9.4    Indemnification by Parent.    The Parent shall indemnify and hold harmless the Company Stockholders for, from and against, any and all Losses that Company Stockholders or any one of them has incurred, suffered or accrued by reason of (A) any inaccuracy or breach by Parent of any representations or warranties contained herein, (B) any breach or failure to perform by Parent of any covenant or agreement of Parent contained herein. Notwithstanding anything to the contrary set forth in this Agreement, the liability of Parent in respect to any Losses that Company Stockholders incur as a result of any breach of any representation, warranty or covenant on the part of the Parent shall be limited to a dollar amount equal to the aggregate proceeds received by such Company Stockholder claiming the Losses. In addition, nothing herein shall limit the liability of Parent for any breach of any representation, warranty or covenant contained in this Agreement or in any certificate or other instrument delivered pursuant to this Agreement if the Merger does not close.

SECTION 10

10.    Termination.

10.1    Termination of the Agreement.    Certain of the Parties may terminate this Agreement as provided below:

(a)    Parent and Company may terminate this Agreement at any time prior to the Closing as to all Parties by mutual written consent at any time prior to the Closing;

(b)    Parent and Merger Sub may terminate this Agreement by giving written notice to Company at any time prior to the Closing (i) in the event the Company or the Principal Stockholders have breached any representation, warranty, or covenant contained in this Agreement, or if the representation or warranty of the Company or the Principal Stockholders shall have become untrue, in either case such that the conditions set forth in 8.1(a) or 8.1(b) would not be satisfied as of the time of such breach or as of the time such representation and warranty shall have become untrue, provided that if such inaccuracy in the Company’s or the Principal Stockholders’ representations and warranties or breach by the Company or the Principal Stockholders is curable by the Company or the Principal Stockholders through the exercise of commercially reasonable efforts within ten (10) business days (the “Cure Period”), then Parent may not terminate this Agreement under Section 10.1(b) prior to the expiration of the Cure Period (it being understood that Company or Principal Stockholders shall promptly notify Parent of any breach or inaccuracy and that Company and Principal Stockholders shall continue to exercise commercially reasonable efforts to cure such breach) or (ii) if the Closing shall have failed to occur on or before January 31, 2004 (unless the failure results primarily from Parent itself breaching any representation, warranty, or covenants contained in this Agreement);

(c)    Prior to the Closing, Parent and Merger Sub may terminate this Agreement immediately if (i) the Board of Directors of Company shall have withdrawn or modified its recommendation of this Agreement or the Merger or shall have resolved to do any of the foregoing, (ii) Company or any of its Affiliates have breached or otherwise failed to comply with any provision of Section 6.6 or (iii) the stockholders of Parent do not approve the Merger.

(d)    Prior to the Closing, Parent and Merger Sub may terminate this Agreement if there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Merger, by any Governmental Entity, which would: (i) prohibit Parent’s or Company’s ownership or operation of all or any portion of the business of the Company or (ii) compel Parent or the Company to dispose of or hold separate all or a portion of the business or assets of the Company or Parent as a result of the Merger.

(e)    Company may terminate this Agreement by giving written notice to Parent at any time prior to the Closing (i) in the event Parent has breached any representation, warranty, or covenant contained in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 8.2(a) or 8.2(b) would not be satisfied as of the time of such beach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in the representations or warranties of Parent or breach by Parent, as applicable, is curable by Parent, as applicable, within the Cure Period through the exercise of its commercially reasonable efforts, then the Company may not terminate this Agreement under this Section 10.1(e) prior to the expiration of Cure Period (it being understood that Parent shall promptly notify Company of any breach or inaccuracy and that Parent shall continue to exercise commercially reasonable efforts to cure such breach and Company has notified Parent of the breach) or (ii) if the Closing shall not have occurred on or before January 31, 2004, by reason of the failure of any condition precedent under Section 8.2 hereof (unless the failure results primarily from Company breaching any representation, warranty, or covenants contained in this Agreement).

10.2    Effect of Termination.    If any Party terminates this Agreement pursuant to Section 10.1 above, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party; provided, however, that each Party hereto shall remain liable for any willful breach of any representation, warranty, covenant or other provision of this Agreement that occurs prior to the Agreement’s termination; and provided further, however, that the provisions of Sections 6.4(b), 6.4(c), 10.3 and 11 shall survive termination.

10.3    Transaction Expenses.    Whether or not the Merger is consummated, each Party will bear its own costs and expenses (including legal and accounting fees and expenses and any investment banking or advisory fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby (collectively, the “Transaction Expenses”). The Company’s Transaction Expenses shall be included in the Company’s Closing Balance Sheet as an expense and paid by the Company or Merger Sub, post-closing, as appropriate.

SECTION 11

11.    Miscellaneous.

11.1    Press Releases and Public Announcements.    No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of Parent and Company; provided, however, that Parent may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case Parent will use commercially reasonable efforts to advise the Company prior to making the disclosure).

11.2    No Third-Party Beneficiaries.    This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

11.3    Entire Agreement.    This Agreement (including the exhibits hereto) and the Nondisclosure Agreement constitute the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

11.4    Succession and Assignment.    This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, however, that Parent may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder.

11.5    Counterparts.    This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

11.6    Headings.    The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

11.7    Notices.    All notices and other communications required or permitted hereunder, including any request for approval or consent of Parent required herein, shall be in writing, shall be effective when given, and shall in any event be deemed to be given upon receipt or, if earlier, (a) five (5) days after deposit with the U.S. Postal Service or other applicable postal service, if delivered by first class mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one business day after the business day of deposit with Federal Express or similar overnight courier, freight prepaid or (d) on the same business day if receipt of facsimile transmission is confirmed, or one business day after the business day of facsimile transmission, if delivered by facsimile transmission, and shall be addressed to the intended recipient as set forth below:

If to Parent or Merger Sub:

Pervasive Software Inc.

12365 Riata Trace Parkway, Bldg. B

Austin, Texas 78727

Attention: Michele B. Thompson, Esq.

Facsimile No: 512-231-6092

Copy to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

8911 Capital of Texas Highway

Westech 360, Suite 3350

Austin, Texas 78759

Attention: Brian Beard, Esq.

Facsimile No: 512-338-5499

If to Company:

Data Junction Corporation

2201 Northland Drive

Austin, Texas 78756

Attention: Michael E. Hoskins

Facsimile No: 512-459-1309

Copy to:

Gray Cary Ware & Freidenrich, LLP

1221 S. Mopac Expressway

Suite 400

Austin, Texas 78746

Attention: Jim Montgomery, Esq.

Facsimile No: (512) 457-7001

If to the Principal Stockholders:

Michael E. Hoskins

c/o Lowenberg Group

811 Barton Springs, Ste. 200

Austin, TX 78704

The Hoskins 2003 Charitable Remainder Unitrust with Makeup

c/o Dubois Bryant

700 Lavaca, Suite 800

Austin, TX 78701

Darrell G. Blandford or The Blandford 2003 Charitable Remainder Unitrust with Makeup

c/o Lowenberg Group

811 Barton Springs, Ste. 200

Austin, TX 78704

Gregory E. Grosh or The Gregory E. Grosh Charitable Remainder Unitrust, Gregory E. Grosh Trustee

c/o Austin Asset Management

7200 North Mopac, Suite 315

Austin, TX 78731

Ron S. Dougherty

7011 Inwood Road

Dallas, Texas 75209

If to the Escrow Agent:

Copy to:

Computershare Trust Company, Inc.

350 Indiana St., Suite 800

Golden, Colorado 80401

Attention: John Wahl

Facsimile No: (303) 262-0700

If to the Agent:

Darrell G. Blandford

c/o Lowenberg Group

811 Barton Springs, Ste. 200

Austin, TX 78704

Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties ten (10) days’ advance written notice to the other parties pursuant to the provisions above.

11.8    Governing Law.    This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

11.9    Forum Selection; Consent to Jurisdiction.    Subject to Section 9.3(g), all disputes arising out of or in connection with this Agreement shall be solely and exclusively resolved by a court of competent jurisdiction in the State of Texas. The Parties hereby consent to the jurisdiction of the district courts in Travis County, Texas and waive any objections or rights as to forum nonconvenience, lack of personal jurisdiction or similar grounds with respect to any dispute relating to this Agreement.

11.10    Amendments and Waivers.    No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Parent and Company. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence.

11.11    Severability.    Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

11.12    Construction.    The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation.

11.13    Incorporation of Exhibits and Schedules.    The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

11.14    Attorneys’ Fees.    If any legal proceeding or other action relating to this Agreement is brought or otherwise initiated, the prevailing party shall be entitled to recover reasonable attorneys fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

11.15    Waiver of Jury Trial.    EACH OF PARENT, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on as of the date first above written.

Company:

Data Junction Corporation

By:	/S/ Michael E. Hoskins
Michael E. Hoskins, President

SIGNATURE PAGE TO MERGER AGREEMENT

Principal Stockholders:

By:	/S/ Michael E. Hoskins
Michael E. Hoskins

The Hoskins 2003 Charitable Remainder Unitrust with Makeup

By:	/S/ Michele Mobley
Name:	Michele Mobley
Title:	Independent Special Trustee

Address for Notices:

DuBois Bryant

700 Lavaca, Suite 900

Austin, TX 78701

SIGNATURE PAGE TO MERGER AGREEMENT

Principal Stockholders:

By:	/S/ Darrell G. Blandford
Darrell G. Blandford

The Blandford 2003 Charitable Remainder Unitrust with Makeup

By:	/S/ Louise D. Belli
Name:	Louise D. Belli
Title:	Trustee

Address for Notices:

c/o Lowenberg Group

811 Barton Springs #200

Austin, TX 78704

SIGNATURE PAGE TO MERGER AGREEMENT

Principal Stockholders:

By:	/S/ Gregory E. Grosh
Gregory E. Grosh

The Gregory E. Grosh Charitable Remainder Unitrust, Gregory E. Grosh Trustee

By:	/S/ Gregory E. Grosh
Name:	Gregory E. Grosh
Title:	Trustee

Address for Notices:

Gregory E. Grosh

c/o Austin Asset Management

7200 North Mopac, Suite 315

Austin, TX 78731

SIGNATURE PAGE TO MERGER AGREEMENT

Principal Stockholders:

By:	/S/ Ron S. Dougherty
Ron S. Dougherty

SIGNATURE PAGE TO MERGER AGREEMENT

Parent:	Pervasive Software Inc.

	By:	/S/ David Sikora
	Name:	David Sikora
	Title:	President and CEO

Merger Sub:	Ramal Acquisition Corp.

	By:	/S/ David Sikora
	Name:	David Sikora
	Title:	President and CEO

SIGNATURE PAGE TO MERGER AGREEMENT

Escrow Agent:	Computershare Trust Company, Inc.

	By:	/S/ John M. Wahl
	Name:	John M. Wahl
	Title:	Corporate Trust Officer

	By:	/S/ Kellie Gwinn
	Name:	Kellie Gwinn
	Title:	Vice President

SIGNATURE PAGE TO MERGER AGREEMENT

Exhibit A

AFFILIATE AGREEMENT

THIS AFFILIATE AGREEMENT (the “Agreement”) is made and entered into as of August     , 2003, between Pervasive Software Inc., a Delaware corporation (“Parent”), and the undersigned stockholder (“Affiliate”) of Data Junction Corporation, a Texas corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

A.    Pursuant to a Merger Agreement dated as of August     , 2003, by and among Parent, Ramal Acquisition Corp. (“Merger Sub”), Company, certain stockholders of Company, and Computershare Trust Company, Inc., as Escrow Agent (such agreement as it may be amended or restated is hereinafter referred to as the “Merger Agreement”), Parent and Affiliate agreed to execute and deliver an affiliate agreement in the form of this agreement;

B.    Pursuant to the Merger Agreement, Parent has agreed to acquire the outstanding securities of Company pursuant to a statutory merger of Company with and into Merger Sub effected in part through the exchange of each outstanding share of capital stock of Company (the “Company Capital Stock”) into cash and shares of the Parent Common Stock as set forth in the Merger Agreement (the “Merger”);

C.    Affiliate has been advised that Affiliate may be deemed to be an “affiliate” of the Company, as the term “affiliate” is used for purposes of Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), promulgated by the Securities and Exchange Commission (the “Commission”).

D.    The execution and delivery of this Agreement by Affiliate is a material inducement to Parent to enter into the Merger Agreement, and in connection therewith, Affiliate is entering into this Agreement as consideration for Parent entering into such Merger Agreement pursuant to which Affiliate will materially benefit.

E.    As a condition of Affiliate’s employment with Parent, its subsidiaries, affiliates, successors or assigns and in consideration of Affiliate’s receipt of confidential information upon execution of this Agreement and Affiliate’s receipt of the compensation now and hereafter paid to Affiliate by Parent, Affiliate agrees to enter into this Agreement.

NOW, THEREFORE, the parties hereto, in consideration of the foregoing, the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, and intending to be legally bound hereby, agree as follows:

1.    Acknowledgments by Affiliate.    Affiliate acknowledges and understands that the representations, warranties and covenants by Affiliate set forth herein shall be relied upon by Parent, the Company, and their respective affiliates and counsel, and that substantial losses and damages may be incurred by these persons if Affiliate’s representations, warranties or covenants are breached. Affiliate has carefully read this Agreement and the Merger Agreement and has discussed the requirements of this Agreement with Affiliate’s professional advisors, who are qualified to advise Affiliate with regard to such matters.

2.    Beneficial Ownership of Company Capital Stock.    Affiliate is the beneficial owner of shares of Company Capital Stock (the “Shares”) as set forth below Affiliate’s signature hereto. The Shares are free and clear of any liens, claims, options, pledges, rights of first refusal, co-sale rights, charges or other encumbrances (collectively, “Liens”). There are no options, warrants, calls, commitments or agreements of any character, written or oral, to which Affiliate is party or by which it is bound obligating Affiliate to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Shares or obligating

Affiliate to grant or enter into any such option, warrant, call, right, commitment. Affiliate has the sole right to transfer such Shares. The Shares are not subject to preemptive rights created by any agreement to which Affiliate is party. All shares of Company Capital Stock and common stock of Parent (“Parent Common Stock”) acquired by Affiliate in the Merger shall be subject to the provisions of this Agreement as if held by Affiliate as of the date hereof.

3.    Compliance with Rule 145, Rule 144, and the Securities Act.

(a)    Affiliate has been advised that (i) the issuance of shares of Parent Common Stock in connection with the Merger is expected to be effected pursuant to a registration statement under the Securities Act, and the resale of such shares shall be subject to restrictions set forth in Rule 145 promulgated under the Securities Act, and (ii) Affiliate may be deemed to be an affiliate of the Company. Affiliate accordingly agrees not to sell, transfer or otherwise dispose of any Parent Common Stock issued to Affiliate in the Merger unless (i) such sale, transfer or other disposition is made in conformity with the requirements of Rule 145(d) promulgated under the Securities Act, (ii) such sale, transfer or other disposition is made pursuant to an effective registration statement under the Securities Act or an appropriate exemption from registration, (iii) Affiliate delivers to Parent a written opinion of counsel, reasonably acceptable to Parent in form and substance, that such sale, transfer or other disposition is otherwise exempt from registration under the Securities Act, (iv) such sale, transfer or other disposition is to partners, members or stockholders of Affiliate or (v) an authorized representative of the Commission shall have rendered written advice to Affiliate to the effect that the Commission would take no action, or that the staff of the Commission would not recommend that the Commission take any action, with respect to the proposed disposition if consummated.

(b)    Parent shall give stop transfer instructions to its transfer agent with respect to any Parent Common Stock received by Affiliate pursuant to the Merger and there shall be placed on the certificates representing such Common Stock, or any substitutions therefor, a legend stating in substance:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE

ISSUED IN A TRANSACTION TO WHICH RULE 145 APPLIES

AND MAY ONLY BE TRANSFERRED IN CONFORMITY

WITH RULE 145(d) OR PURSUANT TO AN EFFECTIVE

REGISTRATION STATEMENT UNDER THE SECURITIES

ACT OF 1933, AS AMENDED, OR IN ACCORDANCE WITH

A WRITTEN OPINION OF COUNSEL, REASONABLY

ACCEPTABLE TO THE ISSUER IN FORM AND SUBSTANCE,

THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION

UNDER THE SECURITIES ACT OF 1933, AS AMENDED.”

The legend set forth above shall be removed (by delivery of a substitute certificate without such legend) and Parent shall so instruct its transfer agent, if Affiliate delivers to Parent satisfactory written evidence that the Parent Common Stock has been sold in compliance with Section 3(a) hereof.

(c)    In the event that Affiliate acquires 1.5% or more of the issued and outstanding shares of Parent Common Stock (calculated following the Effective Time (as defined in the Merger Agreement)) pursuant to the Merger Agreement, any Sales (as defined below) by Affiliate shall be effected only in compliance with Rule 144(d) and Rule 144(e) of the Securities Act, as if such holder was an “affiliate” of Parent as such term is defined in Rule 144 of the Securities Act; provided, however, in the event that Affiliate ceases to be an “affiliate” of Parent as such term is defined in Rule 144 of the Securities Act, this Section 3(c) shall terminate and expire upon the later of (i) two (2) years following the date of such Affiliate’s termination of employment with Parent or Merger Sub or (ii) five (5) years from the

Effective Time (as defined in the Merger Agreement). “Sale” shall mean the offer, pledge, sale, contract to sell, sale of any option or contract to purchase, purchase of any option or contract to sell, grant of any option, right or warrant to purchase, loan, or transfer or disposition in any other manner of, directly or indirectly, any Parent Common Stock (or other securities of Parent) or the entering into of any swap, hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Parent Common Stock (or other securities of Parent) held by Affiliate.

(d)    Notwithstanding the foregoing, Affiliate may transfer shares of Parent Common Stock held by he, she or it (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of Affiliate or the immediate family of Affiliate, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, or (iii) with the prior written consent of the Parent. For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. In addition, notwithstanding the foregoing, if an Affiliate is a corporation partnership or other entity (collectively referred to as an “Entity”), such Entity may transfer the capital stock of the Parent (A) to any wholly-owned subsidiary of such Entity, (B) to any parent company of such Entity, or (C) to any member, general partner or limited partner of such Entity; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such capital stock subject to the provisions of this Agreement and there shall be no further transfer of such capital stock except in accordance with this Agreement, and, provided further, that any such transfer shall not involve a disposition for value.

(e)    All shares of Parent Common Stock held by Affiliate, directly or indirectly, and any shares of Parent Common Stock under the common control of Affiliate shall be aggregated for purposes of this Agreement as if such shares were held by a single stockholder.

4.    Covenant Not to Compete.

(a)    Affiliate agrees that during the course of Affiliate’s employment with Parent and for a period of two (2) years immediately following the termination of Affiliate’s relationship with Parent for any reason, whether with or without cause, at the option either of Parent or Affiliate, with or without notice, Affiliate will not, either directly or indirectly, (i) serve as an advisor, agent, consultant, director, employee, officer, partner, proprietor or otherwise of, (ii) have any ownership interest in (except for passive ownership of one percent (1%) or less of any entity whose securities have been registered under the Securities Act, or Section 12 of the Securities Exchange Act of 1934, as amended) or (iii) participate in the organization, financing, operation, management or control of, any business in competition with the business of the Company as conducted during the course of Affiliate’s employment with the Company. The foregoing covenant shall cover Affiliate’s activities in every part of the Territory. “Territory” shall mean (i) all counties in the State of Texas, (ii) all other states of the United States of America and (iii) all other countries of the world; provided that, with respect to clauses (ii) and (iii), Parent maintains non-trivial operations, facilities, or customers in such geographic area prior to the date of the termination of Affiliate’s relationship with Parent.

(b)    Affiliate acknowledges that Affiliate’s fulfillment of the obligations contained in this Agreement, including, but not limited to, Affiliate’s obligation neither to use, except for the benefit of Parent, or to disclose Parent’s Confidential Information (as defined below) and Affiliate’s obligation not to compete contained in subsection (a) above is necessary to protect Parent’s Confidential Information and to preserve Parent’s value and goodwill. Affiliate further acknowledges the time, geographic and scope limitations of Affiliate’s obligations under subsection (a) above are reasonable, especially in light of Parent’s desire to protect its Confidential Information, and that Affiliate will not be precluded from gainful employment if Affiliate is obligated not to compete with Parent during the period and within the Territory as described above.

(c)    The covenants contained in subsection (a) above shall be construed as a series of separate covenants, one for each city, county and state of any geographic area in the Territory. Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenant contained in subsection (a) above. If, in any judicial proceeding, a court refuses to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or such part) shall be eliminated from this Agreement to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced. In the event the provisions of subsection (a) above are deemed to exceed the time, geographic or scope limitations permitted by applicable law, then such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, then permitted by such law.

(d)    “Confidential Information” means any information that relates to Parent’s actual or anticipated business or research and development, technical data, trade secrets or know-how, including, but not limited to, research, product plans or other information regarding Parent’s products or services and markets therefor, customer lists and customers (including, but not limited to, Parent’s customers on whom Affiliate called or with whom Affiliate became acquainted during the term of Affiliate’s employment with Parent), software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware configuration information, marketing, finances or other business information. Affiliate’s obligations under Section 4(e) herein shall not apply to any Confidential Information that (a) was in the public domain at or subsequent to the time such Confidential Information was communicated to Affiliate by Parent through no fault of Affiliate; or (b) was approved for release by written authorization of Parent. A disclosure of any Confidential Information (i) in response to a valid order by a court or other governmental body; (ii) as otherwise required by law; or (iii) necessary to establish the rights of either party under this Agreement shall not be considered to be a breach of this Agreement; provided, however, that Affiliate shall provide prompt written notice thereof to Parent to enable Parent to seek a protective order or otherwise prevent such disclosure.

(e)    Affiliate acknowledges that, immediately upon execution of this Agreement, Parent agrees to provide Affiliate with certain Confidential Information regarding the Company, regardless of whether or not Affiliate is employed by the Company at such time (“Initial Disclosure”). Following the Initial Disclosure of Confidential Information, Parent may make available to Affiliate additional Confidential Information that will enable Affiliate to optimize the performance of Affiliate’s duties to Parent. Except for the Initial Disclosure, Affiliate agrees that Parent will have no obligation to make available to Affiliate any of its Confidential Information after the termination of Affiliate’s employment with Parent.

5.    Solicitation of Employees.    Affiliate agrees that for a period of two (2) years immediately following the termination of Affiliate’s relationship with Parent for any reason, whether with or without cause, at the option either of Parent or Affiliate, with or without notice, Affiliate will not, either directly or indirectly, solicit, induce, recruit or encourage any of Parent’s or Parent’s subsidiaries’, if any, employees to leave their employment, or hire or take away such employees, or attempt to solicit, induce, recruit, encourage, hire or take away employees of Parent or Parent subsidiaries, if any, either for Affiliate or for any other person or entity.

6.    Termination.    This Agreement shall be effective upon the consummation of the Merger under the Merger Agreement and shall terminate when all shares of Parent Common Stock have been disposed of by Affiliate.

7.    Miscellaneous.

(a)    Waiver; Severability.    No waiver by any party hereto of any condition or of any breach of any provision of this Agreement shall be effective unless in writing and signed by each party hereto. In the event that any provision of this Agreement, or the application of any such provision to any person, entity or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to persons, entities or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

(b)    Binding Effect and Assignment.    This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other party hereto.

(c)    Amendments and Modification.    This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

(d)    Injunctive Relief.    Each of the parties acknowledge that (i) the covenants and the restrictions contained in this Agreement are necessary, fundamental, and required for the protection of Parent and Company and to preserve for Parent the benefits of the Merger; (ii) such covenants relate to matters which are of a special, unique, and extraordinary character that gives each of such covenants a special, unique, and extraordinary value; and (iii) a breach of any such covenants or any other provision of this Agreement shall result in irreparable harm and damages to Parent and Company which cannot be adequately compensated by a monetary award. Accordingly, it is expressly agreed that in addition to all other remedies available at law or in equity, Parent and Company shall be entitled to the immediate remedy of a temporary restraining order, preliminary injunction, or such other form of injunctive or equitable relief as may be used by any court of competent jurisdiction to restrain or enjoin any of the parties hereto from breaching any such covenant or provision or to specifically enforce the provisions hereof.

(e)    Governing Law.    This Agreement shall be governed by and construed, interpreted and enforced in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(f)    Entire Agreement.    This Agreement, the Merger Agreement and the other agreements referred to in the Merger Agreement set forth the entire understanding of Affiliate and Parent relating to the subject matter hereof and thereof and supersede all prior agreements and understandings between Affiliate and Parent relating to the subject matter hereof and thereof.

(g)    Attorneys’ Fees.    In the event of any legal actions or proceeding to enforce or interpret the provisions hereof, the prevailing party shall be entitled to reasonable attorneys’ fees, whether or not the proceeding results in a final judgment.

(h)    Further Assurances.    Affiliate shall execute and/or cause to be delivered to Parent such instruments and other documents and shall take such other actions as Parent may reasonably request to effectuate the intent and purposes of this Agreement.

(i)    Third Party Reliance.    Counsel to Parent and Company shall be entitled to rely upon this Affiliate Agreement.

(j)    Survival.    The representations, warranties, covenants and other provisions contained in this Agreement shall survive the Merger.

(k)    Notices.    All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

If to Parent:	Pervasive Software Inc. 12365 Riata Trace Parkway Building B Austin, TX 78727 Attn: Michele Thompson Telephone: (512) 231-6000 Facsimile: (512)

With a copy to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

8911 Capital of Texas Highway

Westech 360, Suite 3350

Austin, TX 78759-7247

Attn: Brian Beard, Esq.

Telephone: (512) 338-5400

Facsimile: (512) 338-5499

If to Affiliate:    To the address for notice set forth on the signature page hereof.

(l)    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

PERVASIVE SOFTWARE INC.

By:
Name:	David Sikora

Title:	President and CEO

AFFILIATE

[Name]

Affiliate’s Address for Notice:

Number of shares of Company Capital

Stock beneficially owned by Affiliate:

                    shares of Common Stock of Company

                    shares of Common Stock of Company subject to outstanding options or other rights

Exhibit B

VOTING AGREEMENT

This Voting Agreement (the “Agreement”) is made and entered into as of August             , 2003, between Pervasive Software Inc., a Delaware corporation (“Parent”), and the undersigned stockholder (“Stockholder”) of Data Junction Corporation, a Texas corporation (“Company”). Capitalized terms not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

A.    Pursuant to a Merger Agreement dated as of August             , 2003, by and among Parent, Ramal Acquisition Corp. (“Merger Sub”), Company, certain stockholders of Company, and Computershare Trust Company, Inc., as Escrow Agent (such agreement as it may be amended or restated is hereinafter referred to as the “Merger Agreement”), Parent and Stockholder agreed to execute and deliver a voting agreement in the form of this agreement;

B.    Pursuant to the Merger Agreement, Parent has agreed to acquire the outstanding securities of Company pursuant to a statutory merger of Company with and into Merger Sub effected in part through the exchange of each outstanding share of capital stock of Company (the “Company Capital Stock”) into cash and shares of the Parent Common Stock as set forth in the Merger Agreement (the “Merger”);

C.    Stockholder is the registered and beneficial owner or has voting discretion or control of such number of shares of Company Capital Stock as is indicated on Exhibit A hereto (the “Shares”); and

D.    In order to induce Parent to enter into the Merger, Stockholder agrees not to transfer or otherwise dispose of any of the Shares, or any other shares of capital stock or securities of Company acquired by Stockholder hereafter and prior to the Expiration Date (as defined in Section 1.1 below), and agrees to vote the Shares and any other such shares of capital stock or securities of Company so as to facilitate the consummation of the Merger in the manner as set forth herein.

NOW, THEREFORE, the parties hereto, in consideration of the foregoing, the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, and intending to be legally bound hereby, agree as follows:

1.    Agreement to Retain Shares.

(a)    Transfer and Encumbrance.    Stockholder agrees not to transfer (except as may be specifically required by court order or by operation of law), sell, exchange, pledge or otherwise dispose of or encumber the Shares or any New Shares (as defined below), except upon the consummation of the Merger pursuant to the Merger Agreement, or to make any offer or agreement relating thereto, at any time prior to the Expiration Date, unless each person or entity to which any of such Shares or New Shares are or may be transferred shall have: (a) executed a counterpart of this Agreement and a Proxy (as defined in Section 3 below) (with such modifications as Parent may reasonably request); and (b) agreed in writing to hold such Shares or New Shares subject to all of the terms and provisions of this Agreement. As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) the Effective Time of the Merger or (ii) termination of the Merger Agreement in accordance with its terms.

(b)    New Shares.    Stockholder agrees that any shares of Company Capital Stock that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date (“New Shares”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

2.    Agreement to Vote Shares.    Prior to the Expiration Date, at every meeting of the shareholders of Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the shareholders of Company with respect to any of the following, Stockholder, solely in Stockholder’s capacity as a shareholder of Company, shall vote the Shares and any New Shares (i) in favor of approval of the Merger, the Merger Agreement and the transactions contemplated therein and any matter that could reasonably be expected to facilitate the consummation of the Merger, (ii) against any change in the majority of the Board of Directors of Company, (iii) against any actions which are intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement and (iv) against any Third Party Transaction.

3.    Irrevocable Proxy.    Simultaneous with the delivery of this executed Agreement to Parent, Stockholder hereby agrees to deliver to Parent a duly executed proxy in the form attached hereto as Exhibit B (the “Proxy”) with respect to each meeting of shareholders of Company, such Proxy to cover the total number of Shares and New Shares in respect of which Stockholder is entitled to vote at any such meeting. In the event that Stockholder is unable to provide any such Proxy simultaneously with the delivery of this executed Agreement, Stockholder hereby grants Parent a power of attorney to execute and deliver such Proxy for and on behalf of Stockholder, such power of attorney, being coupled with an interest, shall survive any death, disability, bankruptcy or any other such impediment. Upon the execution of this Agreement by Stockholder, Stockholder hereby revokes any and all prior proxies given by Stockholder with respect to the Shares and agrees not to grant any subsequent proxies with respect to the Shares or New Shares until after the Expiration Date.

4.    Solicitation.    Stockholder shall not, directly or indirectly: (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information) inquiries or proposals concerning any Third Party Transaction or have discussions or negotiations with any third party (other than Parent or Merger Sub) regarding any Third Party Transaction (other than the Merger); or (ii) induce or knowingly encourage any other shareholder of the Company to vote against, or fail to vote in favor of, the Merger Agreement and the Merger. Stockholder shall notify Parent of any written inquiries or proposals it receives relating to any Third Party Transaction.

5.    No Inconsistent Agreements.    Stockholder shall not, in its capacity as a shareholder of Company, enter into any agreement or take any other action that would restrict, limit or interfere with the performance of its obligations hereunder or the consummation of the Merger or any of the transactions contemplated hereby or pursuant to the Merger Agreement.

6.    Representations, Warranties and Covenants of Stockholder.    Stockholder hereby represents, warrants and covenants to Parent that:

(i)    Authorization, etc.    Stockholder has the right, power, authority and capacity to execute and deliver this Agreement and the Proxy and to perform Stockholder’s obligations hereunder and thereunder. This Agreement has been duly authorized, executed and delivered by Stockholder, and constitutes the legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to laws of general application relating to bankruptcy, fraudulent conveyance, insolvency and the relief of debtors, and rules of law governing specific performance, injunctive relief and other equitable remedies. The Proxy, when duly executed and delivered by Stockholder, will constitute the legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to laws of general application relating to bankruptcy, fraudulent conveyance, insolvency and the relief of debtors, and rules of law governing specific performance, injunctive relief and other equitable remedies. If Stockholder is married and the Shares constitute community property, this Agreement has been duly executed and delivered by, and constitutes the legal, valid and binding obligation of, Stockholder’s spouse, enforceable against Stockholder’s spouse in accordance with its terms, subject to laws of general application relating to bankruptcy, fraudulent conveyance, insolvency and the relief of debtors, and rules of law governing specific performance, injunctive relief and other equitable remedies.

(ii)    No Conflicts or Consents.    The execution and delivery of this Agreement and the Proxy by Stockholder do not, and the performance of this Agreement and the Proxy by Stockholder will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Stockholder or by which Stockholder or any of Stockholder’s properties is or may be bound or affected; (ii) result in or constitute (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of the Shares pursuant to, any contract to which Stockholder is a party or by which Stockholder or any of Stockholder’s properties is or may be bound or affected; or (iii) require any consent or approval of any person, other than any consent already obtained.

(iii)    Title to Securities.    As of the date of this Agreement: (a) Stockholder either (i) holds of record or (ii) beneficially owns with the right to vote (in the case of clause (i) and (ii), free and clear of any liens, claims, options, pledges, rights of first refusal, co-sale rights, charges or other encumbrances), other than a right of repurchase or right of first refusal in favor of the Company (collectively, “Liens”), the number of outstanding shares of Company Capital Stock set forth on Exhibit A hereof; and (b) Stockholder holds (free and clear of any Liens) the options and other rights to acquire shares of Company Common Stock set forth under the caption “Options and Other Rights to Purchase Common Stock” on Exhibit A hereof; and (c) Stockholder does not directly or indirectly own any shares of capital stock or other securities of the Company, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of the Company, other than the shares and options and other rights specified on Exhibit A hereof.

(iv)    Accuracy of Representations.    The representations and warranties contained in this Agreement are accurate in all material respects as of the date of this Agreement, and will be accurate in all material respects at all times through the earlier to occur of the Effective Time or the termination of the Merger Agreement in accordance with its terms.

(v)    Reliance by Parent and Merger Sub.    Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon Stockholder’s execution and delivery of this Agreement.

7.    Further Assurances.    Stockholder and Parent hereby covenant and agree to execute and deliver any additional documents, and take such further actions, necessary or desirable, in the reasonable opinion of Parent, to carry out the purpose and intent of this Agreement.

8.    Consent and Waiver.    Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement to which Stockholder is a party or pursuant to any rights Stockholder may have.

9.    Termination.    This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date; provided, however, that the termination of this Agreement upon the termination of the Merger Agreement shall not relieve Stockholder from any liability for any previous breach of this Agreement.

10.    Confidentiality.    Stockholder agrees (i) to hold any information regarding this Agreement and the Merger in strict confidence, and (ii) not to divulge any such information to any third person, until such time as the Merger has been publicly disclosed by Parent; provided, however, that this sentence shall not apply to any information that, (A) at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement by Stockholder or Stockholder’s agents, representatives, affiliates, employees, officers or directors, in the case of a corporate entity; provided, however, that the foregoing shall not apply if such information became publicly available as a result of Company’s violation or breach of obligations not to disclose such information, (B) must be disclosed under applicable laws or regulations or judicial or administrative proceedings, or (C) shall be disclosed to Stockholder’s legal advisors who need to know such information in connection with advising Stockholder as to his, her or its legal rights and obligations; provided, however, that Stockholder shall make such legal advisors aware of the obligation to keep such information confidential and that Stockholder shall be liable for any disclosure of confidential information by such legal advisors or any disclosure that occurs as a result of Stockholder providing confidential information to such legal advisors.

11.    Indemnification.    Stockholder shall hold harmless and indemnify Parent and Parent’s affiliates from and against, and shall compensate and reimburse Parent and Parent’s affiliates for, any loss, damage, claim, liability, fee (including reasonable attorneys’ fees), demand, cost or expense (regardless of whether or not such loss, damage, claim, liability, fee, demand, cost or expense relates to a third-party claim) that is directly or indirectly suffered or incurred by Parent or any of Parent’s affiliates, or to which Parent or any of Parent’s affiliates otherwise becomes subject, and that arises directly or indirectly from, or relates directly or indirectly to, (i) any inaccuracy in or breach of any representation or warranty contained in this Agreement, or (ii) any failure on the part of Stockholder to observe, perform or abide by, or any other breach of, any restriction, covenant, obligation or other provision contained in this Agreement or in the Proxy.

12.    Miscellaneous.

(a)    Severability.    If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

(b)    Binding Effect and Assignment.    This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other. This Agreement is intended to bind Stockholder as a shareholder of Company only with respect to the specific matters set forth herein.

(c)    Amendment and Modification.    This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

(d)    Independence of Obligations.    The covenants and obligations of Stockholder set forth in this Agreement shall be construed as independent of any other agreement or arrangement between Stockholder, on the one hand, and the Company or Parent, on the other. The existence of any claim or cause of action by Stockholder against the Company or Parent shall not constitute a defense to the enforcement of any of such covenants or obligations against Stockholder.

(e)    Specific Performance; Injunctive Relief.    The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity and Stockholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

(f)    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties, addressed to Parent or Stockholder, as the case may be, as set forth below its name on the signature page of this Agreement.

(g)    Governing Law.    This Amendment shall be governed by, construed and enforced in accordance with the laws of the State of Delaware without reference to principles of conflicts of laws.

(h)    Entire Agreement.    This Agreement and the Proxy, the Merger Agreement and the other documents referred to in the Merger Agreement contain the entire understanding of the parties relating to the subject matter hereof and thereof, and supersede all prior agreements and understandings between the parties with respect to the subject matter hereof and thereof.

(i)    Counterpart.    This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement. Any counterpart or other signature delivered by facsimile shall be deemed for all purposes as being good and valid execution and delivery of this Agreement by that party.

(j)    Effect of Headings.    The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

PERVASIVE SOFTWARE INC.

By:

David Sikora
President and CEO

Address for Notices:
12365 Riata Trace Parkway
Building B
Austin, TX 78727

STOCKHOLDER

[Name]

Address for Notices:

SPOUSE OF STOCKHOLDER (if applicable)

Signature

Print Name

SIGNATURE PAGE TO VOTING AGREEMENT

Exhibit A

NUMBER OF SHARES BENEFICIALLY OWNED OR CONTROLLED BY

STOCKHOLDER

Class of Capital Stock	Number of Shares/Rights Beneficially Owned

Common Stock

Options and Other Rights to Purchase Common Stock

Total

Exhibit B

IRREVOCABLE PROXY

TO VOTE STOCK OF

DATA JUNCTION CORPORATION

The undersigned shareholder of Data Junction Corporation, a Texas corporation (“Company”), hereby irrevocably (to the full extent permitted by Article 2.30 of the Texas Business Corporation Act) appoints the members of the Board of Directors of Parent Corporation, a Delaware corporation (“Parent”), and each of them, or any other designee of Parent, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Company issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned shareholder of Company as of the date of this Proxy are listed on the final page of this Proxy.

Upon the undersigned’s execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the extent provided in Article 2.30 of the Texas Business Corporation Act) and is granted in consideration of Parent entering into that certain Merger Agreement dated as of August     , 2003 by and among Company, certain stockholders of Company, Parent, Ramal Acquisition Corp. (“Merger Sub”), and Computershare Trust Company, Inc., as Escrow Agent. The Merger Agreement provides for the merger of Company with and into Merger Sub (the “Merger”). As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) the date of termination of the Merger Agreement in accordance with its terms.

The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Article 9.10 of the Texas Business Corporation Act), at every annual, special or adjourned meeting of the shareholders of Company and in every written consent in lieu of such meeting as follows:

(i)    in favor of approval of the Merger, the Merger Agreement and transactions contemplated therein and any matter that could reasonably be expected to facilitate the Merger,

(ii)    against any change in the majority of the Board of Directors of the Company,

(iii)    against any actions which are intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or the Voting Agreement dated as of August     , 2003 between Parent and the undersigned, and

(iv)    against any Third Party Transaction.

The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned shareholder may vote the Shares on all other matters.

All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

[Remainder of page intentionally left blank.]

This Proxy is coupled with an interest and is irrevocable.

Dated:                         , 2003

Signature of Stockholder	Signature of spouse (if applicable)

Print Name of Stockholder	Print name of spouse

Shares beneficially owned or controlled by Stockholder:

             shares of Company Common Stock

Exhibit C

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is entered into as of August             , 2003 by and among Pervasive Software Inc., a Delaware corporation (“Parent”), Data Junction Corporation, a Texas corporation (“Company”), and the undersigned (the “Stockholder”).

RECITALS

A.    Pursuant to a Merger Agreement dated as of August             , 2003, by and among Parent, Ramal Acquisition Corp. (“Merger Sub”), Company, certain stockholders of Company, and Computershare Trust Company, Inc., as Escrow Agent (such agreement as it may be amended or restated is hereinafter referred to as the “Merger Agreement”), Parent and Stockholder agreed to execute and deliver a lock-up agreement in the form of this agreement;

B.    Pursuant to the Merger Agreement, Parent has agreed to acquire the outstanding securities of Company pursuant to a statutory merger of Company with and into Merger Sub effected in part through the exchange of each outstanding share of capital stock of Company into cash and shares of the Parent Common Stock as set forth in the Merger Agreement (the “Merger”);

C.    Stockholder is currently a holder of 0.5% or more of Company Common Stock; and

D.    The execution and delivery of this Agreement by Stockholder is a material inducement to Parent to enter into the Merger Agreement.

NOW, THEREFORE, the parties hereto, in consideration of the foregoing, the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, and intending to be legally bound hereby, agree as follows:

1.    Definitions.

For purposes of this Agreement, “Sale” shall mean the offer, pledge, sale, contract to sell, sale of any option or contract to purchase, purchase of any option or contract to sell, grant of any option, right or warrant to purchase, loan, or transfer or disposition in any other manner of, directly or indirectly, any Common Stock of Parent (“Parent Common Stock”) (or other securities of Parent) or the entering into of any swap, hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Parent Common Stock (or other securities of Parent) held by Stockholder.

2.    Trading Limitations.

(a)    In the event that the Merger is consummated, Stockholder agrees that:

(i)    Stockholder will conduct any Sales of Parent Common Stock in compliance with all relevant securities laws and regulations; and

(ii)    until two hundred seventy (270) days from the Effective Time (as defined in the Merger Agreement) of the Merger, Stockholder will not engage in any Sales of Parent Common Stock.

(b)    Stockholder agrees and acknowledges that the restrictions set forth herein shall be applicable to any shares of Parent Common Stock held, directly or indirectly, by Stockholder as well as to any shares of Parent Common Stock that is under Stockholder’s control or held for Stockholder’s benefit.

(c)    Notwithstanding the foregoing, Stockholder may transfer shares of the Parent Common Stock held by him, she or it (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of Stockholder or the immediate family of Stockholder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, or (iii) with the prior written consent Parent. For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. In addition, notwithstanding the foregoing, if a Stockholder is a corporation partnership or other entity (collectively referred to as an “Entity”), such Entity may transfer the capital stock of the Parent (A) to any wholly-owned subsidiary of such Entity, (B) to any parent company of such Entity, or (C) to any member, general partner or limited partner of such Entity; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such capital stock subject to the provisions of this Agreement and there shall be no further transfer of such capital stock except in accordance with this Agreement, and, provided further, that any such transfer shall not involve a disposition for value.

3.    Miscellaneous.

(a)    Termination.    In the event that the Merger Agreement is terminated in accordance with its terms, this Agreement will terminate and be of no further force and effect.

(b)    Waiver; Severability.    No waiver by any party hereto of any condition or of any breach of any provision of this Agreement shall be effective unless in writing and signed by each party hereto. In the event that any provision of this Agreement, or the application of any such provision to any person, entity or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to persons, entities or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

(c)    Binding Effect and Assignment.    This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other party hereto.

(d)    Amendments and Modification.    This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

(e)    Injunctive Relief.    Each of the parties acknowledge that (i) the covenants and the restrictions contained in this Agreement are necessary, fundamental, and required for the protection of Parent and Company and to preserve for Parent and Company the benefits of the Merger; (ii) such covenants relate to matters which are of a special, unique, and extraordinary character that gives each of such covenants a special, unique, and extraordinary value; and (iii) a breach of any such covenants or any other provision of this Agreement shall result in irreparable harm and damages to Parent and Company which cannot be adequately compensated by a monetary award. Accordingly, it is expressly agreed that in addition to all other remedies available at law or in equity, Parent and Company shall be entitled to the immediate remedy of a temporary restraining order, preliminary injunction, or such other form of injunctive or equitable relief as may be used by any court of competent jurisdiction to restrain or enjoin any of the parties hereto from breaching any such covenant or provision or to specifically enforce the provisions hereof.

(f)    Governing Law.    This Agreement shall be governed by and construed, interpreted and enforced in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(g)    Entire Agreement.    This Agreement, the Merger Agreement and the other agreements referred to in the Merger Agreement set forth the entire understanding of Stockholder and Parent and Company relating to the subject matter hereof and thereof and supersedes all prior agreements and understandings between the Stockholder and Parent and Company relating to the subject matter hereof and thereof.

(h)    Attorneys’ Fees.    In the event of any legal actions or proceeding to enforce or interpret the provisions hereof, the prevailing party shall be entitled to reasonable attorneys’ fees, whether or not the proceeding results in a final judgment.

(i)    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

PERVASIVE SOFTWARE INC.

By:

Name:	David Sikora

Title:	President and CEO

DATA JUNCTION CORPORATION

By:

Name:

Title:

STOCKHOLDER

[Name]

Number of shares of Company Common

Stock held or controlled by Stockholder:

Exhibit D

TARGET LEGAL OPINION

1.    Target is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas, has the corporate power and authority to own, operate and lease its properties and carry on its business as now conducted;

2.    The authorized capital stock of Target consists of 80,000,000 shares of Common Stock, par value $0.001 per share and 20,000,000 shares of Preferred Stock, par value $0.001. As of the close of business on the date hereof, there are 16,498,000 shares of Common Stock issued and no shares of Preferred Stock are issued. To our knowledge, there are no other outstanding shares of capital stock or voting securities and no outstanding commitments to issue any shares of capital stock or voting securities, other than pursuant to the exercise of options outstanding as of such date under the Target Stock Plan for the purchase of 3,196,300 shares of Common Stock. All outstanding shares of Target Capital Stock are duly authorized, validly issued, fully paid and non-assessable and, to our knowledge, are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute or imposed as a result of restrictions under applicable securities laws or the Articles of Incorporation of Target or, to our knowledge, any agreement to which Target is a party or by which it is bound, except as set forth in the Company Disclosure Schedule. To our knowledge and except as disclosed in the Company Disclosure Schedule, there are no outstanding rights, options, warrants, conversion rights or agreements for the purchase or acquisition from the Company of any shares of its capital stock.

3.    The Merger Agreement has been approved and adopted by the shareholders of Target; Target has full corporate power and authority to execute, deliver, and perform its obligations under the Merger Agreement; Target has taken all requisite corporate action to approve and adopt the Merger Agreement and to approve and to authorize the carrying out of the transactions contemplated thereunder; and the Merger Agreement has been duly executed and delivered by Target and constitutes a legal, valid and binding obligation of Target, enforceable against Target in accordance with its respective terms; provided that enforceability of the indemnity obligations contained in such agreements may be limited by public policy.

4.    The execution, delivery and performance of the Merger Agreement by Target and the carrying out of the transactions contemplated by the Merger Agreement to be carried out by Target did not and will not constitute a violation under the charter documents of Target;

5.    To our knowledge, no suit, action or legal, administrative, arbitration or other proceeding or governmental investigation is pending or threatened to which Target or any of its assets or properties is a party which seeks to prohibit, restrain or enjoin the transactions contemplated by the Merger Agreement; and

6.    Except as set forth in the Target Company Schedule, there is no consent, approval, authorization, order, registration, qualification or filing of or with any court or any regulatory authority or other governmental body (either foreign or domestic) required by Target or with respect to its assets or properties or otherwise for the consummation of the transactions contemplated by the Merger Agreement that has not been obtained except for filings to effect this transaction as required pursuant to the Delaware General Corporation Law and Texas Business Corporation Act.

ANNEX B

August 7, 2003

Board of Directors

Pervasive Software Inc.

12365 Riata Trace Parkway

Building B

Austin, Texas 78727

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Pervasive Software Inc. (“Pervasive” or the “Company”) of the Consideration (as defined below) to be paid by the Company in the proposed acquisition (the “Transaction”) of Data Junction Corporation (“Data Junction”), pursuant to a Merger Agreement among Pervasive, Data Junction and Austin Acquisition Corp. (the “Agreement”).

In consideration of the acquisition of the capital stock of Data Junction, Pervasive shall (i) pay Data Junction $22.1 million in cash and (ii) issue to Data Junction 5.0 million shares of common stock of Pervasive (collectively, the “Consideration”), as described in the Agreement. A portion of the cash and shares shall be deposited into an escrow account as collateral to secure Data Junction’s indemnification obligations under the Agreement.

In connection with rendering our opinion we have, among other things:

(i)	reviewed certain publicly available business and financial data relating to the Company;

(ii)	reviewed certain financial and operating information with respect to the business, operations and prospects of the Company and Data Junction furnished to us by the Company, including financial projections for the Company and for Data Junction with respect to fiscal year 2004 (ending June 30, 2004), prepared by the management of the Company;

(iii)	compared the financial performance of the Company and the prices and trading activity of Pervasive’s common stock with those of other companies that we deemed relevant;

(iv)	compared the financial terms of the Transaction with the financial terms, to the extent publicly available, of other transactions we deemed relevant;

(v)	held discussions with the respective managements of the Company and Data Junction concerning the past and current business operations, financial condition and prospects of the Company and Data Junction, respectively;

(vi)	reviewed the financial terms and conditions of the Transaction set forth in drafts of the Agreement provided to us prior to the date hereof;

(vii)	participated in discussions among representatives of the Company and Data Junction and their financial and legal advisors; and

(viii)	made such other studies and inquiries, and considered such other information, financial studies, analyses and investigations and financial, economic and market criteria, as we deemed relevant.

Our opinion is based on market, economic and other conditions and circumstances involving the Company, Data Junction and their respective industries as they exist today and which, by necessity, can only be evaluated by us on the date hereof, and we assume no responsibility to update or revise our opinion based upon the events or circumstances occurring after the date hereof.

B-1

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or discussed with us by the Company and Data Junction or otherwise publicly available, and have assumed that there have been no material changes in the business operations, financial condition or prospects of the Company or Data Junction since the respective dates of such information. We have not independently verified this information, nor have we had such information independently verified. With respect to the financial forecasts relating to the Company and Data Junction reviewed by or discussed with us, we have been advised by the management of the Company that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and Data Junction. We have not conducted a physical inspection of any of the assets, properties or facilities of the Company or Data Junction, nor have we made or obtained any independent evaluation or appraisals of any such assets, properties or facilities of Data Junction.

We have further assumed with your consent that the Transaction will be consummated in accordance with the terms described in the Agreement, without amendments, modifications to or waivers thereto.

We have not been asked to consider, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategy that may exist for the Company. It is understood that our opinion has been prepared for the benefit of the Board of Directors of the Company for use in its consideration of the fairness, from a financial point of view, of the Transaction and that our opinion may not be used by the Company for any other purpose. Our opinion may not be disseminated, quoted, referred to, reproduced or disclosed to any person at any time or in any manner, without our prior written consent, except that our opinion may be reproduced in full and included as an exhibit to the Company’s Registration Statement on Form S-4. Our opinion is not a recommendation as to any matter to be presented to shareholders of the Company. Our opinion does not constitute an opinion as to how the prices of the securities of the Company may trade in the future.

First Albany Corporation (“First Albany”) will receive a fee for rendering this opinion, a portion of which is contingent upon consummation of the Transaction.

First Albany is a full service investment banking and capital markets securities firm which is engaged on a regular basis in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate, estate and other purposes. As a customary part of its business, First Albany may from time to time effect transactions for its own account or for the account of its customers, and hold positions (long or short) in securities of, or options on, securities of the Company.

Based upon and subject to the foregoing, it is our opinion that the Consideration to be paid by the Company in connection with the Transaction is fair, from a financial point of view, to the Company.

Very truly yours,

FIRST ALBANY CORPORATION

B-2

ANNEX C

Article 5.11.    Rights of Dissenting Shareholders in the Event of Certain Corporate Actions

A.    Any shareholder of a domestic corporation shall have the right to dissent from any of the following corporate actions:

(1)    Any plan of merger to which the corporation is a party if shareholder approval is required by Article 5.03 or 5.16 of this Act and the shareholder holds shares of a class or series that was entitled to vote thereon as a class or otherwise;

(2)    Any sale, lease, exchange or other disposition (not including any pledge, mortgage, deed of trust or trust indenture unless otherwise provided in the articles of incorporation) of all, or substantially all, the property and assets, with or without good will, of a corporation if special authorization of the shareholders is required by this Act and the shareholders hold shares of a class or series that was entitled to vote thereon as a class or otherwise;

(3)    Any plan of exchange pursuant to Article 5.02 of this Act in which the shares of the corporation of the class or series held by the shareholder are to be acquired.

B.    Notwithstanding the provisions of Section A of this Article, a shareholder shall not have the right to dissent from any plan of merger in which there is a single surviving or new domestic or foreign corporation, or from any plan of exchange, if:

(1)    the shares, or depository receipts in respect of the shares, held by the shareholder are part of a class or series, shares, or depository receipts in respect of the shares, of which are on the record date fixed to determine the shareholders entitled to vote on the plan of merger or plan of exchange:

(a)    listed on a national securities exchange;

(b)    listed on the Nasdaq Stock Market (or successor quotation system) or designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

(c)    held of record by not less than 2,000 holders;

(2)    the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder’s shares any consideration that is different than the consideration (other than cash in lieu of fractional shares that the shareholder would otherwise be entitled to receive) to be provided to any other holder of shares of the same class or series of shares held by such shareholder; and

(3)    the shareholder is not required by the terms of the plan of merger or the plan of exchange to accept for the shareholder’s shares any consideration other than:

(a)    shares, or depository receipts in respect of the shares, of a domestic or foreign corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series, shares, or depository receipts in respect of the shares, of which are:

(i)    listed, or authorized for listing upon official notice of issuance, on a national securities exchange;

(ii)    approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

(iii)    held of record by not less than 2,000 holders;

(b)    cash in lieu of fractional shares otherwise entitled to be received; or

(c)    any combination of the securities and cash described in Subdivisions (a) and (b) of this subsection.

Article 5.12.    Procedure for Dissent by Shareholders as to Said Corporate Actions

A.    Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:

(1)    (a)    With respect to proposed corporate action that is submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder’s right to dissent will be exercised if the action is effective and giving the shareholder’s address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder’s right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may, within ten (10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder’s shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.

(b)    With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder’s right of dissent, in the case of a merger, shall, within ten (10) days after the date the action is effected, mail to each shareholder of record as of the effective date of the action notice of the fact and date of the action and that the shareholder may exercise the shareholder’s right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within twenty (20) days after the mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder’s shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9.10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the action.

(2)    Within twenty (20) days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an estimate by the corporation (foreign or domestic) or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the action was effected, upon receipt of notice within sixty (60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed.

(3)    If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within ninety (90) days after the date on which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares or in the corporation.

B.    If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty (60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder’s shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.

C.    After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.

D.    The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs shall be allotted between the parties in the manner that the court determines to be fair and equitable.

E.    Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.

F.    The provisions of this Article shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign, that are parties to the merger.

G.    In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his shares or money damages to the shareholder with respect to the action.

Article 5.13.    Provisions Affecting Remedies of Dissenting Shareholders

A.    Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act shall not thereafter be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for his shares pursuant to the provisions of those articles and the right to maintain an appropriate action to obtain relief on the ground that the corporate action would be or was fraudulent, and the respective shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.

B.    Upon receiving a demand for payment from any dissenting shareholder, the corporation shall make an appropriate notation thereof in its shareholder records. Within twenty (20) days after demanding payment for his shares in accordance with either Article 5.12 or 5.16 of this Act, each holder of certificates representing shares so demanding payment shall submit such certificates to the corporation for notation thereon that such demand has been made. The failure of holders of certificated shares to do so shall, at the option of the corporation, terminate such shareholder’s rights under Articles 5.12 and 5.16 of this Act unless a court of competent jurisdiction for good and sufficient cause shown shall otherwise direct. If uncertificated shares for which payment has been demanded or shares represented by a certificate on which notation has been so made shall be transferred, any new certificate issued therefor shall bear similar notation together with the name of the original dissenting holder of such shares and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

C.    Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act may withdraw such demand at any time before payment for his shares or before any petition has been filed pursuant to Article 5.12 or 5.16 of this Act asking for a finding and determination of the fair value of such shares, but no such demand may be withdrawn after such payment has been made or, unless the corporation shall consent thereto, after any such petition has been filed. If, however, such demand shall be withdrawn as hereinbefore provided, or if pursuant to Section B of this Article the corporation shall terminate the shareholder’s rights under Article 5.12 or 5.16 of this Act, as the case may be, or if no petition asking for a finding and determination of fair value of such shares by a court shall have been filed within the time provided in Article 5.12 or 5.16 of this Act, as the case may be, or if after the hearing of a petition filed pursuant to Article 5.12 or 5.16, the court shall determine that such shareholder is not entitled to the relief provided by those articles, then, in any such case, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the corporate action from which he dissented and shall be bound thereby, the right of such shareholder to be paid the fair value of his shares shall cease, and his status as a shareholder shall be restored without prejudice to any corporate proceedings which may have been taken during the interim, and such shareholder shall be entitled to receive any dividends or other distributions made to shareholders in the interim.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

The Registrant’s certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law for monetary damages for breach of fiduciary duty as a director, and provides that the registrant may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, by reason of the fact that he or she (i) is a testator or in testate or was a director, officer, employee, or agent of the registrant or any predecessor of the registrant or (ii) serves or has served at any other enterprises as a director, officer, employee or agent at the request of the registrant or any predecessor of the registrant.

The Registrant’s bylaws provide for the indemnification of officers and directors to the maximum extent and in the manner provided by Delaware law for expenses (including attorneys’ fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Registrant. The Registrant’s bylaws also provide that the registrant has the power to indemnify to the extent and in the manner permitted by the Delaware law, each of its employees and agents, against expenses (including attorney’s fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the registrant.

The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant’s bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

Item 21.    Exhibits and Financial Statement Schedules

(a)    Exhibits

Exhibit Number	Description
2.1	Merger Agreement dated as of August 8, 2003 among Pervasive Software Inc., Ramal Acquisition Corp., Data Junction Corporation, Michael E. Hoskins, The Hoskins 2003 Charitable Remainder Unitrust with Makeup, Darrell G. Blandford, The Blandford 2003 Charitable Remainder Trust with Makeup, Gregory E. Grosh, The Gregory E. Grosh Charitable Remainder Unitrust (Gregory E. Grosh Trustee), Ron S. Dougherty and Computershare Trust Company, Inc., as escrow agent. (1)

3.1	Articles of Incorporation of Incorporation of Pervasive Software Inc.(2)

3.2	Bylaws of Pervasive Software Inc. (2)

4.1	Reference is made to Exhibits 3.1 and 3.2.

4.2	Rights Agreement dated October 24, 2000, between Pervasive and Computershare Trust Company, Inc., as Rights Agent (2)

5.1	Legal opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation. (3)

8.1	Tax opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation. (4)

8.2	Tax opinion of Gray Cary Ware & Freidenrich LLP. (5)

Exhibit Number	Description

9.1	Voting Agreement dated August 8, 2003, between Pervasive Software Inc. and Michael E. Hoskins.

9.2	Voting Agreement dated August 8, 2003, between Pervasive Software Inc. and The Hoskins 2003 Charitable Remainder Unitrust with Makeup.

9.3	Voting Agreement dated August 8, 2003, between Pervasive Software Inc. and Darrell G. Blandford.

9.4	Voting Agreement dated August 8, 2003, between Pervasive Software Inc. and The Blandford 2003 Charitable Remainder Unitrust with Makeup.

9.5	Voting Agreement dated August 8, 2003, between Pervasive Software Inc. and Gregory E. Grosh.

9.6	Voting Agreement dated August 8, 2003, between Pervasive Software Inc. and The Gregory E. Grosh 2003 Charitable Remainder Unitrust with Makeup.

9.7	Voting Agreement dated August 8, 2003, between Pervasive Software Inc. and Ron S. Dougherty.

10.1	Form of Indemnification Agreement (6)

10.2	1997 Stock Incentive Plan (6) (7)

10.3	Employee Stock Purchase Plan (6) (8)

10.4	First Amended and Restated 1994 Incentive Plan (6)

10.5	Lease agreement dated April 2, 1998, between Pervasive and CarrAmerica Realty, L.P. T/A Riata Corporate Park (9)

23.1	Consents of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibits 5.1 and 8.1).

23.2	Consent of Gray Gary Ware & Freidenrich LLP (included in Exhibit 8.2).

23.3	Consent of Ernst & Young LLP.

23.4	Consent of Grant Thornton LLP.

24.1	Power of Attorney (contained on the signature page hereto).

99.1	Consent of META Group

99.2	Consent of In-Stat/MDR

99.3	Consent of Forrester Research, Inc.

99.4	Form of Proxy Card for Pervasive Software Inc.

99.5	Form of Proxy Card for Data Junction Corporation

99.6	Consent of First Albany Corporation

99.7	Consent of Michael Hoskins to be named as nominee director of Pervasive Software Inc.

99.8	Consent of The Data Warehousing Institute

(1)	Incorporated by reference to Exhibit 2.1 to Pervasive Software, Inc.’s current report on Form 8-K, dated August 8, 2003, filed with the Securities and Exchange Commission on August 13, 2003.
(2)	Incorporated by reference to Pervasive Software, Inc.’s Registration Statement on Form S-1 (File No. 333-32199, as amended).
(3)	Signed legal opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation to be filed by amendment.
(4)	Signed tax opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation to be filed by amendment.
(5)	Signed tax opinion of Gray Cary Ware & Freidenrich LLP to be filed by amendment.
(6)	Incorporated by reference to Pervasive’s Registration Statement on Form S-1 (File No. 333-32199).
(7)	Amendments incorporated by reference to Pervasive’s Definitive Proxy Statement filed October 23, 2000 (File No. 000-23043) and to Pervasive’s Definitive Proxy Statement filed October 15, 2001 (File No. 000-23043).
(8)	Amendments incorporated by reference to Pervasive’s Definitive Proxy Statement filed October 26, 1998 (File No. 000-23043) and to Pervasive’s Definitive Proxy Statement filed October 18, 1999 (File No. 333-71955).
(9)	Incorporated by reference to Pervasive’s Annual Report on Form 10-K for the fiscal year ended June 30, 1998 (File No. 000-23043).

(b)    Financial statement schedules

Not applicable

(c)    Reports, opinions or appraisals

Reference is made to the Opinion of First Albany Corporation, attached to the joint proxy statement/prospectus as Annex B.

Item 22.    Undertakings

(1)    The undersigned Registrant hereby undertakes as follows: that prior to any public offering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the undersigned Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2)    The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(4)    The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the joint proxy statement/prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(5)    The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

(6)    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on the 23rd day of September, 2003.

PERVASIVE SOFTWARE INC.

By:	/s/ DAVID SIKORA

David Sikora President, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Sikora and John Farr and each of them individually, as his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities to sign the Registration Statement filed herewith and any or all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ DAVID SIKORA David Sikora	President, Chief Executive Officer and Director (Principal Executive Officer)	September 23, 2003

/s/ JOHN FARR John Farr	Chief Financial Officer	September 23, 2003

/s/ RON HARRIS Ron Harris	Director and Chairman of the Board	September 23, 2003

/s/ NANCY WOODWARD Nancy Woodward	Director and Vice Chairman of the Board	September 23, 2003

/s/ SHELBY CARTER Shelby Carter	Director	September 23, 2003

/s/ JEFFREY S. HAWN Jeffrey S. Hawn	Director	September 23, 2003

/s/ DAVID BOUCHER David Boucher	Director	September 23, 2003

/s/ DAVID BRADFORD David Bradford	Director	September 23, 2003

EXHIBIT INDEX

Exhibit Number	Description
2.1	Merger Agreement dated as of August 8, 2003 among Pervasive Software Inc., Ramal Acquisition Corp., Data Junction Corporation, Michael E. Hoskins, The Hoskins 2003 Charitable Remainder Unitrust with Makeup, Darrell G. Blandford, The Blandford 2003 Charitable Remainder Trust with Makeup, Gregory E. Grosh, The Gregory E. Grosh Charitable Remainder Unitrust (Gregory E. Grosh Trustee), Ron S. Dougherty and Computershare Trust Company, Inc., as escrow agent. (1)

3.1	Articles of Incorporation of Incorporation of Pervasive Software Inc.(2)

3.2	Bylaws of Pervasive Software Inc. (2)

4.1	Reference is made to Exhibits 3.1 and 3.2.

4.2	Rights Agreement dated October 24, 2000, between Pervasive and Computershare Trust Company, Inc., as Rights Agent (2)

5.1	Legal opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation. (3)

8.1	Tax opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation. (4)

8.2	Tax opinion of Gray Cary Ware & Freidenrich LLP. (5)

9.1	Voting Agreement dated August 8, 2003, between Pervasive Software Inc. and Michael E. Hoskins.

9.2	Voting Agreement dated August 8, 2003, between Pervasive Software Inc. and The Hoskins 2003 Charitable Remainder Unitrust with Makeup.

9.3	Voting Agreement dated August 8, 2003, between Pervasive Software Inc. and Darrell G. Blandford.

9.4	Voting Agreement dated August 8, 2003, between Pervasive Software Inc. and The Blandford 2003 Charitable Remainder Unitrust with Makeup.

9.5	Voting Agreement dated August 8, 2003, between Pervasive Software Inc. and Gregory E. Grosh.

9.6	Voting Agreement dated August 8, 2003, between Pervasive Software Inc. and The Gregory E. Grosh 2003 Charitable Remainder Unitrust with Makeup.

9.7	Voting Agreement dated August 8, 2003, between Pervasive Software Inc. and Ron S. Dougherty.

10.1	Form of Indemnification Agreement (6)

10.2	1997 Stock Incentive Plan (6) (7)

10.3	Employee Stock Purchase Plan (6) (8)

10.4	First Amended and Restated 1994 Incentive Plan (6)

10.5	Lease agreement dated April 2, 1998, between Pervasive and CarrAmerica Realty, L.P. T/A Riata Corporate Park (9)

23.1	Consents of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibits 5.1 and 8.1).

23.2	Consent of Gray Gary Ware & Freidenrich LLP (included in Exhibit 8.2).

23.3	Consent of Ernst & Young LLP.

23.4	Consent of Grant Thornton LLP.

24.1	Power of Attorney (contained on the signature page hereto).

99.1	Consent of META Group

99.2	Consent of In-Stat/MDR

99.3	Consent of Forrester Research, Inc.

99.4	Form of Proxy Card for Pervasive Software Inc.

Exhibit Number	Description

99.5	Form of Proxy Card for Data Junction Corporation

99.6	Consent of First Albany Corporation

99.7	Consent of Michael Hoskins to be named as nominee director of Pervasive Software Inc.

99.8	Consent of The Data Warehousing Institute

(1)	Incorporated by reference to Exhibit 2.1 to Pervasive Software, Inc.’s current report on Form 8-K, dated August 8, 2003, filed with the Securities and Exchange Commission on August 13, 2003.
(2)	Incorporated by reference to Pervasive Software, Inc.’s Registration Statement on Form S-1 (File No. 333-32199, as amended).
(3)	Signed legal opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation to be filed by amendment.
(4)	Signed tax opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation to be filed by amendment.
(5)	Signed tax opinion of Gray Cary Ware & Freidenrich LLP to be filed by amendment.
(6)	Incorporated by reference to Pervasive’s Registration Statement on Form S-1 (File No. 333-32199).
(7)	Amendments incorporated by reference to Pervasive’s Definitive Proxy Statement filed October 23, 2000 (File No. 000-23043) and to Pervasive’s Definitive Proxy Statement filed October 15, 2001 (File No. 000-23043).
(8)	Amendments incorporated by reference to Pervasive’s Definitive Proxy Statement filed October 26, 1998 (File No. 000-23043) and to Pervasive’s Definitive Proxy Statement filed October 18, 1999 (File No. 333-71955).
(9)	Incorporated by reference to Pervasive’s Annual Report on Form 10-K for the fiscal year ended June 30, 1998 (File No. 000-23043).